NONE OF THE CANADIAN SECURITIES REGULATORY AUTHORITIES NOR THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THE PROPOSED ARRANGEMENT OR PASSED UPON THE MERITS OR FAIRNESS OF THE ARRANGEMENT OR UPON THE ADEQUACY OR ACCURACY OF THE INFORMATION CONTAINED IN THE NOTICES OF SPECIAL MEETINGS AND JOINT MANAGEMENT INFORMATION CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

NOTICES OF SPECIAL MEETINGS

OF NEWMARKET GOLD INC. AND CROCODILE GOLD CORP.

EACH TO BE HELD ON JULY 6, 2015

And

JOINT MANAGEMENT INFORMATION CIRCULAR

with respect to a proposed

PLAN OF ARRANGEMENT

involving

NEWMARKET GOLD INC.,

SHAREHOLDERS OF NEWMARKET GOLD INC.,

CROCODILE GOLD CORP.,

and

SHAREHOLDERS OF CROCODILE GOLD CORP.

June 2, 2015

These materials are important and require your immediate attention. They require shareholders of Newmarket Gold Inc. and shareholders of Crocodile Gold Corp. to make important decisions. If you are in doubt as to how to make such decisions, please contact your financial, legal or other professional advisors.

If you have any questions or require more information with regard to voting your common shares of Newmarket Gold Inc., please contact the transfer agent for Newmarket Gold Inc., Computershare Investor Services Inc., at 1-800-564-6253 toll-free in North America or 1-514-982-7555 outside of North America.

If you have any questions or require more information with regard to voting your common shares of Crocodile Gold Corp., please contact the transfer agent for Crocodile Gold Corp., Equity Financial Trust Company, at its North American toll-free phone number: 1- 866-393-4891.

NOTICE TO NON-REGISTERED HOLDERS OF COMMON SHARES OF NEWMARKET GOLD INC.
AND NON-REGISTERED HOLDERS OF COMMON SHARES OF CROCODILE GOLD CORP.

These shareholder materials are being sent to both registered and non-registered holders of common shares in the capital of Newmarket Gold Inc. and registered and non-registered holders of common shares in the capital of Crocodile Gold Corp. If you are a non-registered holder and Newmarket Gold Inc. or its agent or Crocodile Gold Corp. or its agent, as applicable, has sent these materials directly to you, your name and address and information about your holdings of common shares have been obtained in accordance with applicable securities regulatory requirements from the intermediary holding common shares on your behalf.

TABLE OF CONTENTS

LETTER TO NEWMARKET SHAREHOLDERS	iv
LETTER TO CROCODILE GOLD SHAREHOLDERS	vii
NOTICE OF SPECIAL MEETING OF NEWMARKET GOLD INC. SHAREHOLDERS	x
NOTICE OF SPECIAL MEETING OF CROCODILE GOLD CORP. SHAREHOLDERS	xii
NEWMARKET SHAREHOLDERS QUESTIONS AND ANSWERS ABOUT THE ARRANGEMENT	xiv
CROCODILE GOLD SHAREHOLDERS QUESTIONS AND ANSWERS ABOUT THE ARRANGEMENT	xxi
JOINT MANAGEMENT INFORMATION CIRCULAR	1
Introduction	1
Information Contained In This Circular	1
Information Contained in this Information Circular Regarding Newmarket	1
Information Contained in this Information Circular Regarding Crocodile Gold	2
Cautionary Notice Regarding Forward-Looking Statements and Information	2
Information for Beneficial Shareholders	4
Non-IFRS Measures	4
Information For United States Shareholders	5
Currency Exchange Rates	7
GLOSSARY OF TERMS	9
CONVENTIONS	20
SUMMARY INFORMATION	21
PART I — THE ARRANGEMENT	33
Principal Steps of the Arrangement	33
Reasons for Recommendation by Newmarket	35
Reasons for Recommendation by Crocodile Gold	36
Newmarket Background to the Arrangement	38
Crocodile Gold Background to the Arrangement	40
Reasons for Recommendation	43
Anticipated Benefits of the Arrangement	44
Voting Support Agreements	48
Source of Funds for the Arrangement	50
Effect of the Arrangement	50
The Arrangement Agreement	51
Procedure for the Arrangement Becoming Effective	60
Approval of Newmarket Shareholders Required for the Arrangement	61
Approval of Crocodile Gold Shareholders Required for the Arrangement	61
Court Approvals	61
Timing	62
Letter of Transmittal for Newmarket Shareholders and Letter of Transmittal and Election Form for Crocodile Gold Shareholders	63
Election Procedure for Crocodile Gold Shareholders	63
Proration for Crocodile Gold Shareholders	64
Exchange Procedure for Newmarket Shareholders and Crocodile Gold Shareholders	64
Lost Certificates	65
Extinction of Rights	66
Fractional Interest	66
Withholding Rights	66
Return of Newmarket Shares and Crocodile Gold Shares	66
Interests of Certain Persons or Companies in the Arrangement	67
Insurance	67
Expenses of the Arrangement	67
Regulatory Matters and Securities Laws Matters	67
Right to Dissent	73
Dissent Rights to the Arrangement Resolutions for Crocodile Gold Shareholders and Newmarket Shareholders	73
Section 185 of the OBCA	73
Addresses for Notice	76
Strict Compliance with Dissent Provisions Required	76
Legal Matters	76

i

Other Experts	77
Risk Factors Related to the Arrangement	77
Certain Canadian Federal Income Tax Considerations	80
Certain United States Federal Income Tax Considerations	85
PART II — THE CONTINUANCE	97
Approval of the Continuance	97
PART III — NEW INCENTIVE PLANS	104
Amalco Option Plan	104
Amalco Share Unit Plan	107
PART IV — INFORMATION OF AMALCO AFTER GIVING EFFECT TO THE ARRANGEMENT	110
Selected Pro Forma Financial Information for Amalco	110
Selected Combined Operational Information for Amalco	110
Directors and Officers of Amalco Upon Completion of the Arrangement	112
Auditors of Amalco	114
Pro Forma Consolidated Capitalization	114
Ownership of Amalco Following the Arrangement on a Fully-Diluted Basis	115
Principal Holders of Amalco Shares	116
Share Capital of Amalco	116
Incentive Plans of Amalco	116
PART V — INFORMATION CONCERNING NEWMARKET	117
General	117
Documents Incorporated by Reference	117
Dividend History	118
Prior Sales	118
Price Range and Trading Volume of Newmarket Shares	118
Directors and Officers	119
Auditors, Transfer Agent and Registrar	119
Additional Information	119
Directors’ Approval	119
PART VI — INFORMATION CONCERNING CROCODILE GOLD	121
General	121
Documents Incorporated by Reference	121
Dividend History	122
Prior Sales	122
Price Range and Trading Volume of Crocodile Gold Shares	122
Directors and Officers	123
Auditors, Transfer Agent and Registrar	124
Additional Information	124
Directors’ Approval	124
PART VII — GENERAL PROXY MATTERS — NEWMARKET	125
Solicitation of Proxies	125
Appointment and Revocation of Proxies	125
Record Date	125
Signature of Proxy	125
Voting of Proxies	126
Exercise of Discretion of Proxy	126
Voting by Internet and Telephone	126
Voting Securities and Principal Holders Thereof	126
Indebtedness of Directors and Executive Officers of Newmarket	126
Interest of Informed Persons in Material Transactions	127
Statement of Rights	127
Procedure and Votes Required	127
PART VIII — GENERAL PROXY MATTERS — CROCODILE GOLD	129
Solicitation of Proxies	129
Appointment and Revocation of Proxies	129
Record Date	129
Signature of Proxy	129
Voting of Proxies	130

June 2, 2015

Dear Newmarket Shareholders:

You are invited to attend a special meeting (the “Newmarket Meeting”) of the holders (“Newmarket Shareholders”) of common shares (“Newmarket Shares”) of Newmarket Gold Inc. (“Newmarket”) to be held at the offices of Cassels Brock & Blackwell LLP, Suite 2200, HSBC Building, 885 West Georgia Street, Vancouver, British Columbia V6C 3E8, at 8:00 a.m. (Vancouver Time) on July 6, 2015. At the Newmarket Meeting, you will be asked to consider a special resolution to approve the proposed amalgamation of Newmarket and Crocodile Gold Corp. (“Crocodile Gold”) to be completed by way of a plan of arrangement (the “Arrangement”) under the Business Corporations Act (Ontario). In connection with the Arrangement, Newmarket Shareholders will also be asked to approve: (i) a special resolution authorizing the continuance of Newmarket under the Business Corporation Act (Ontario), and (ii) an ordinary resolution authorizing the adoption of a new incentive stock option plan and a new share unit plan.

Please complete the enclosed form of proxy and submit it to our transfer agent and registrar, Computershare Investor Services Inc., as soon as possible but not later than 48 hours (excluding Saturdays, Sundays and holidays) prior to the time of the Newmarket Meeting or any adjournment thereof.

Newmarket and Crocodile Gold entered into an arrangement agreement dated May 11, 2015 (the “Arrangement Agreement”). Under the terms of the Arrangement Agreement and the accompanying Plan of Arrangement, among other things, Newmarket will continue into Ontario, amalgamate with Crocodile Gold and continue as an amalgamated corporation to be named “Newmarket Gold Inc.” (“Amalco”). Pursuant to the Arrangement, each Newmarket Shareholder will receive 0.2 of a common share of Amalco (“Amalco Shares”) for each Newmarket Share then held. Each shareholder of Crocodile Gold (“Crocodile Gold Shareholders”) will have the option to receive consideration per Crocodile Gold common share (“Crocodile Gold Share”) at their election, on a per Crocodile Gold Share basis, of either 0.2456 of an Amalco Share or C$0.37 in cash, subject to pro-ration if Crocodile Gold Shareholders elect to receive an aggregate of greater than C$20,000,000 in cash. If a Crocodile Gold Shareholder elects to receive cash, he, she, or it must do so by the election deadline being 4:30 p.m. (Toronto time) on July 2, 2015. A Crocodile Gold Shareholder that does not elect to receive cash for his, her, or its Crocodile Gold Shares shall be deemed to have elected to receive Amalco Shares pursuant to the Arrangement.

There are many anticipated benefits of the proposed amalgamation of Newmarket and Crocodile Gold. The amalgamation will create a strong gold-producing company with enhanced capital markets exposure and access to capital. The growth prospects and the ability to realize that growth for shareholders is substantially greater within Amalco than Newmarket could achieve on its own. For additional information with respect to these and other anticipated benefits of the Arrangement, see the section in the accompanying joint management information circular entitled “Part I — The Arrangement — Anticipated Benefits of the Arrangement”.

Following the Arrangement, Douglas Forster, the current President and Chief Executive Officer of Newmarket, will serve as President and Chief Executive Officer of Amalco, and Rodney Lamond, the current President and Chief Executive Officer of Crocodile Gold, will serve as Chief Operating Officer of Amalco. Blayne Johnson, the current Executive Vice-President of Newmarket, will serve as Executive Vice-President of Amalco, and Robert Dufour, the current Chief Financial Officer of Crocodile Gold, will serve as Chief Financial Officer of Amalco. Raymond Threlkeld, the current Non-Executive Chairman of Newmarket, will serve as Non-Executive Chairman of Amalco. The proposed board of directors of Amalco will consist of Messrs. Lukas Lundin, Douglas Forster, Randall Oliphant, Robert Getz, Raymond Threlkeld, Kevin Conboy and Blayne Johnson.

The resolution approving the Arrangement (the “Newmarket Arrangement Resolution”) must be approved by not less than 66⅔% of the votes cast on a special resolution by the Newmarket Shareholders present in person or by proxy at the Newmarket Meeting. In addition, the Arrangement is subject to approval by a simple majority of the votes cast by the Newmarket Shareholders present in person or represented by proxy at the Newmarket Meeting, excluding the votes in respect of Newmarket Shares which are required to be excluded pursuant to Multilateral Instrument 61-101 — Protection of Minority Security Holders in Special Transactions, including Newmarket Shares held by certain directors and officers of Newmarket. See the section in the accompanying joint management information circular of Newmarket and Crocodile Gold entitled “Part I — The Arrangement — Regulatory Matters and Securities Laws Matters — Multilateral Instrument 61-101 — Newmarket”.

The resolution approving the continuance of Newmarket into the Province of Ontario from the Province of British Columbia (the “Continuance Resolution”) must be approved by not less than 66⅔% of the votes cast on a special resolution by the Newmarket Shareholders present in person or by proxy at the Newmarket Meeting. The resolution approving the new incentive stock option plan and the new share unit plan of Amalco (the “New Incentive Plans Resolution”) must be approved by a simple majority of the votes cast by the Newmarket Shareholders present in person or represented by proxy at the Newmarket Meeting.

Completion of the proposed Arrangement is also subject to certain other conditions set out in the Arrangement Agreement, including the completion of a private placement of subscription receipts by Newmarket for gross proceeds of no more than C$25,000,000 prior to the effective time of the Arrangement. See the section in the accompanying joint management information circular of Newmarket and Crocodile Gold entitled “Part I — The Arrangement — Source of Funds for the Arrangement”.

Each of the directors and executive officers of Newmarket intend to vote their respective Newmarket Shares FOR the Arrangement. Each of the officers and directors of Newmarket, together holding approximately 52.6% of the issued and outstanding Newmarket Shares, have entered into voting support agreements with Crocodile Gold pursuant to which each of them has agreed, among other things, to vote their respective Newmarket Shares FOR the Arrangement. See the section in the accompanying joint management information circular of Newmarket and Crocodile Gold entitled “Part I — The Arrangement — Voting Support Agreements”.

After considering, among other things, the opinion of GMP Securities L.P., the financial advisor of Newmarket, that, as of May 11, 2015, and based upon and subject to the various assumptions, explanations, qualifications and limitations set forth in the opinion, the consideration to be received by Newmarket Shareholders is fair, from a financial point of view, to the Newmarket Shareholders, the board of directors of Newmarket has concluded that the Arrangement is in the best interests of Newmarket and is fair to Newmarket Shareholders, and recommends that the Newmarket Shareholders vote FOR the Newmarket Arrangement Resolution. The board of directors of Newmarket also recommends that the Newmarket Shareholders vote FOR the Continuance Resolution and the New Incentive Plans Resolution. See in the accompanying joint management information circular of Newmarket and Crocodile Gold the section entitled “Part I — The Arrangement — GMP Fairness Opinions”, Appendix “D” for a copy of the opinion of GMP Securities L.P.

If you are a registered Newmarket Shareholder, please complete the enclosed letter of transmittal in accordance with the instructions included therein, sign it and return it to Computershare Investor Services Inc., together with the share certificate(s) representing your Newmarket Shares. The letter of transmittal contains complete instructions on how to exchange the share certificate(s) representing your Newmarket Shares. If your Newmarket Shares are not registered in your name but are held by a nominee, please contact your nominee for instructions.

Subject to the qualifications in the accompanying joint management information circular of Newmarket and Crocodile Gold, the exchange of Newmarket Shares for Amalco Shares pursuant to the Arrangement should generally not give rise to any capital gain or capital loss to Newmarket Shareholders under Canadian or U.S. federal income tax laws. Newmarket Shareholders should consult their own tax and investment advisors with respect to their particular circumstances. For additional information and a general discussion of certain Canadian federal income tax considerations and certain U.S. federal income tax considerations, see the sections entitled “Part I — The Arrangement — Certain Canadian Federal Income Tax Considerations” and “Part I – The Arrangement – Certain United States Federal Income Tax Considerations” in the accompanying joint management information circular of Newmarket and Crocodile Gold.

The accompanying joint management information circular contains a detailed description of the Arrangement as well as detailed information regarding Newmarket and Crocodile Gold and certain pro forma and other combined information regarding Amalco after giving effect to the Arrangement. It also includes certain risk factors relating to the completion of the Arrangement and the potential consequences of a Newmarket Shareholder exchanging his, her or its Newmarket Shares for Amalco Shares in connection with the Arrangement. Please give this material your careful consideration and, if you require assistance, consult your financial, tax or other professional advisors.

v

On behalf of the board of directors of Newmarket, we would like to express our gratitude for the support our Newmarket Shareholders have demonstrated with respect to our decision to take the proposed Arrangement forward.

We look forward to seeing you at the Newmarket Meeting.

Yours very truly,

“Douglas Forster”
Douglas Forster
President, Chief Executive Officer
Newmarket Gold Inc.

June 2, 2015

Dear Crocodile Gold Shareholders:

You are invited to attend a special meeting (the “Crocodile Gold Meeting”) of the holders (“Crocodile Gold Shareholders”) of common shares (“Crocodile Gold Shares”) of Crocodile Gold Corp. (“Crocodile Gold”) to be held at the offices of Bennett Jones LLP, Suite 3400 One First Canadian Place, Toronto, Ontario M5X 1A4, at 10:00 a.m. (Toronto time) on July 6, 2015. At the Crocodile Gold Meeting, you will be asked to consider a special resolution to approve the proposed amalgamation of Crocodile Gold and Newmarket Gold Inc. (“Newmarket”) to be completed by way of a plan of arrangement (the “Arrangement”) under the Business Corporations Act (Ontario). In connection with the Arrangement, Crocodile Gold Shareholders will also be asked to approve an ordinary resolution authorizing the adoption of a new stock option plan and a new share unit plan.

Please complete the enclosed form of proxy and submit it to our transfer agent and registrar, Equity Financial Trust Company, as soon as possible but not later than 48 hours (excluding Saturdays, Sundays and holidays) prior to the time of the Crocodile Gold Meeting or any adjournment thereof.

Crocodile Gold and Newmarket entered into an arrangement agreement dated May 11, 2015 (the “Arrangement Agreement”). Under the terms of the Arrangement Agreement and the accompanying Plan of Arrangement, Newmarket will continue into Ontario, amalgamate with Crocodile Gold and continue as an amalgamated corporation to be named “Newmarket Gold Inc.” (“Amalco”). Pursuant to the Arrangement, each Newmarket shareholder (“Newmarket Shareholder”) will receive 0.2 of a common share of Amalco (“Amalco Shares”) for each Newmarket common share (“Newmarket Share”) then held. Each Crocodile Gold Shareholder will have the option to receive consideration per Crocodile Gold Share at their election, on a per Crocodile Gold Share basis, of either 0.2456 of an Amalco Share or C$0.37 in cash, subject to pro-ration if Crocodile Gold Shareholders elect to receive an aggregate of greater than C$20,000,000 in cash. If a Crocodile Gold Shareholder elects to receive cash, he, she, or it must do so by the election deadline being 4:30 p.m. (Toronto time) on July 2, 2015. A Crocodile Gold Shareholder that does not elect to receive cash for his, her, or its Crocodile Gold Shares shall be deemed to have elected to receive Amalco Shares pursuant to the Arrangement.

There are many anticipated benefits of the proposed amalgamation of Crocodile Gold and Newmarket. The amalgamation will create a strong gold-producing company with enhanced capital markets exposure and access to capital. The growth prospects and the ability to realize that growth for shareholders of Amalco is substantially greater within Amalco than Crocodile Gold could achieve on its own. For additional information with respect to these and other anticipated benefits of the Arrangement, see the section in the accompanying joint management information circular entitled “Part I — The Arrangement — Anticipated Benefits of the Arrangement”.

Following the Arrangement, Douglas Forster, the current President and Chief Executive Officer of Newmarket, will serve as President and Chief Executive Officer of Amalco, and Rodney Lamond, the current President and Chief Executive Officer of Crocodile Gold, will serve as Chief Operating Officer of Amalco. Blayne Johnson, the current Executive Vice-President of Newmarket, will serve as Executive Vice-President of Amalco, and Robert Dufour, the current Chief Financial Officer of Crocodile Gold, will serve as Chief Financial Officer of Amalco. Raymond Threlkeld, the current Non-Executive Chairman of Newmarket, will serve as Non-Executive Chairman of Amalco. The proposed board of directors of Amalco will consist of Messrs. Lukas Lundin, Douglas Forster, Randall Oliphant, Robert Getz, Raymond Threlkeld, Kevin Conboy and Blayne Johnson.

The resolution approving the Arrangement (the “Crocodile Gold Arrangement Resolution”) must be approved by not less than 66⅔% of the votes cast by the Crocodile Gold Shareholders present in person or by proxy at the Crocodile Gold Meeting.

The resolution approving the new incentive stock option plan and the new share unit plan of Amalco (the “New Incentive Plans Resolution”) must be approved by a simple majority of the votes cast by the Crocodile Gold Shareholders present or represented by proxy at the Crocodile Gold Meeting.

Completion of the proposed Arrangement is also subject to certain other conditions set out in the Arrangement Agreement, including the completion of a private placement of subscription receipts by Newmarket for gross proceeds of no more than C$25,000,000 prior to the effective time of the Arrangement. See the section in the accompanying joint management information circular of Crocodile Gold and Newmarket entitled “Part I — The Arrangement — Source of Funds for the Arrangement”.

Each of the directors and executive officers of Crocodile Gold intend to vote their respective Crocodile Gold Shares FOR the Arrangement. Each of certain Crocodile Gold Shareholders and the officers and directors of Crocodile Gold, together holding approximately 56.2% of the issued and outstanding Crocodile Gold Shares, have entered into voting support agreements with Newmarket pursuant to which each of them has agreed, among other things, to vote their respective Crocodile Gold Shares FOR the Arrangement. See the section in the accompanying joint management information circular of Crocodile Gold and Newmarket entitled “Part I — The Arrangement — Voting Support Agreements”.

After considering, among other things, (i) the opinion of Salman Partners Inc., the financial advisor of Crocodile Gold, that, as of May 11, 2015, and subject to the assumptions, limitations and qualifications set forth in the opinion of Salman Partners Inc., the consideration to be received by Crocodile Gold Shareholders is fair, from a financial point of view, to the Crocodile Gold Shareholders, and (ii) the recommendation of the special committee of the board of directors of Crocodile Gold that the Arrangement is fair to Crocodile Gold Shareholders, the board of directors of Crocodile Gold has concluded that the Arrangement is in the best interests of Crocodile Gold and is fair to Crocodile Gold Shareholders, and recommends that the Crocodile Gold Shareholders vote FOR the Crocodile Gold Arrangement Resolution. The board of directors of Crocodile Gold also recommends that the Crocodile Gold Shareholders vote FOR the New Incentive Plans Resolution. See the section in the accompanying joint management information circular of Crocodile Gold and Newmarket entitled “Part I — The Arrangement — Fairness Opinions — Salman Fairness Opinion” and Appendix “E” for a copy of the opinion of Salman Partners Inc.

If you are a registered Crocodile Gold Shareholder, please complete the enclosed letter of transmittal and election form in accordance with the instructions included therein, sign it and return it to Equity Financial Trust Company, together with the share certificate(s) representing your Crocodile Gold Shares. The letter of transmittal and election form contains complete instructions on how to exchange the share certificate(s) representing your Crocodile Gold Shares. If your Crocodile Gold Shares are not registered in your name but are held by a nominee, please contact your nominee for instructions.

Subject to the qualifications in the accompanying joint management information circular of Crocodile Gold and Newmarket, the exchange of Crocodile Gold Shares solely for Amalco Shares pursuant to the Arrangement should generally not give rise to any capital gain or capital loss to Crocodile Gold Shareholders under Canadian or U.S. federal income tax laws. Any exchange of Crocodile Gold Shares for cash will be a taxable disposition for Canadian federal income tax purposes and for U.S. federal income tax purposes. Crocodile Gold Shareholders should consult their own tax and investment advisors with respect to their particular circumstances. For additional information and a general discussion of certain Canadian federal income tax considerations and certain U.S. federal income tax considerations, see the sections entitled “Part I — The Arrangement — Certain Canadian Federal Income Tax Considerations” and “Part I – The Arrangement – Certain United States Federal Income Tax Considerations” in the accompanying joint management information circular of Crocodile Gold and Newmarket.

The accompanying joint management information circular contains a detailed description of the Arrangement as well as detailed information regarding Crocodile Gold and Newmarket and certain pro forma and other combined information regarding Amalco after giving effect to the Arrangement. It also includes certain risk factors relating to completion of the Arrangement and the potential consequences of a Crocodile Gold Shareholder exchanging his, her or its Crocodile Gold Shares for Amalco Shares in connection with the Arrangement. Please give this material your careful consideration and, if you require assistance, consult your financial, tax or other professional advisors.

Yours very truly,

“Rodney Lamond”
Rodney Lamond
President, Chief Executive Officer
Crocodile Gold Corp.

NEWMARKET GOLD INC.

NOTICE OF SPECIAL MEETING
OF NEWMARKET GOLD INC. SHAREHOLDERS

to be held July 6, 2015

NOTICE IS HEREBY GIVEN that, a special meeting (the “Newmarket Meeting”) of the holders (“Newmarket Shareholders”) of common shares (“Newmarket Shares”) of Newmarket Gold Inc. (“Newmarket”) will be held at the offices of Cassels Brock & Blackwell LLP, Suite 2200, HSBC Building, 885 West Georgia Street, Vancouver, British Columbia V6C 3E8, at 8:00 a.m. (Vancouver time) on July 6, 2015, for the following purposes:

(a)

to consider and, if thought advisable, to pass, with or without variation, a special resolution the full text of which is set forth in Appendix “B” to the accompanying joint management information circular of Newmarket and Crocodile Gold Corp. (“Crocodile Gold”) dated June 2, 2015 (the “Information Circular”) , (the “Continuance Resolution”) authorizing and approving the continuance (the “Continuance”) of Newmarket from the Province of British Columbia into the Province of Ontario in accordance with the Business Corporations Act (Ontario) (“OBCA”), all as more particularly described in the Information Circular;

(b)

to consider pursuant to an interim order of the Ontario Superior Court of Justice (Commercial List) dated June 2, 2015, as the same may be amended (the “Interim Order”) and, if thought advisable, to pass, with or without variation, a special resolution (the “Newmarket Arrangement Resolution”), the full text of which is set forth in Appendix “A” to the Information Circular, to approve an arrangement (the “Arrangement”) under Sections 182 and 183 of the OBCA, all as more particularly described in the Information Circular;

(c)

to consider and, if thought advisable, to pass, with or without variation, an ordinary resolution, the full text of which is set forth in Appendix “C” to the Information Circular, to approve and adopt a new incentive stock option plan and a new share unit plan of the amalgamated company following the completion of the Arrangement, all as more particularly described in the Information Circular; and

(d)	to transact such further and other business as may properly be brought before the Newmarket Meeting or any adjournment thereof.

Specific details of the matters to be put before the Newmarket Meeting are set forth in the Information Circular.

The record date (the “Record Date”) for the determination of Newmarket Shareholders entitled to receive notice of and to vote at the Newmarket Meeting is June 1, 2015. Only Newmarket Shareholders whose names have been entered in the register of Newmarket Shareholders at the close of business on the Record Date will be entitled to receive notice of and to vote at the Newmarket Meeting.

Each Newmarket Share entitled to be voted at the Newmarket Meeting will entitle the holder to one vote at the Newmarket Meeting.

A Newmarket Shareholder may attend the Newmarket Meeting in person or may be represented by proxy. Only registered Newmarket Shareholders, or the persons they appoint as their respective proxies, are entitled to attend and vote at the Newmarket Meeting. Newmarket Shareholders who are unable to attend the Newmarket Meeting or any adjournment thereof in person are requested to date, sign and return the accompanying form of proxy for use at the Newmarket Meeting or any adjournment thereof. To be effective, the proxy must be received by Computershare Investor Services Inc., Attention: Proxy Department, by mail: 100 University Avenue, 8th Floor, Toronto, Ontario M5J 2Y1, not later than 48 hours (excluding Saturdays, Sundays and holidays) prior to the time of the Newmarket Meeting or any adjournment thereof. Notwithstanding the foregoing, the Chairman of the Newmarket Meeting has the discretion to accept proxies received after such deadline. Newmarket Shareholders may use the internet (www.investorvote.com) or the telephone (1-866-732-VOTE (8683)) to transmit voting instructions on or before the date and time noted above, and may also use the internet to appoint a proxyholder to attend and vote on behalf of the Newmarket Shareholder, at the Newmarket Meeting. For information regarding voting or appointing a proxy, see the form of proxy for Newmarket Shareholders and/or the Information Circular section entitled “Part VII — General Proxy Matters — Newmarket — Voting by Internet and Telephone” in the accompanying Information Circular.

x

Registered holders of Newmarket Shares have a right to dissent in respect of the Continuance and pursuant to the Interim Order, in respect of the Newmarket Arrangement Resolution and, if the Newmarket Arrangement Resolution becomes effective, to be paid an amount equal to the fair value of their respective Newmarket Shares. These dissent rights and the dissent procedures are described in the Information Circular. With respect to dissent rights in connection with the Continuance and the Newmarket Arrangement Resolution, as the case may be, dissent procedures require that a registered holder of Newmarket Shares who wishes to dissent send a written notice of objection to the Continuance Resolution or the Newmarket Arrangement Resolution to Newmarket (Attention: President and Chief Executive Officer) (i) by mail to Newmarket’s head office at Suite 3244 - Four Bentall Centre, 1055 Dunsmuir Street, PO Box 49282 Vancouver, British Columbia V7X 1L3, or, in the case of any adjournment or postponement of the Newmarket Meeting, by no later than 5:00 p.m. (Vancouver time) two business days prior to the adjourned or postponed Newmarket Meeting, and must otherwise strictly comply with the dissent procedures described in the Information Circular. Failure to strictly comply with the dissent procedures set forth in Section 185 of the OBCA in the case of the Newmarket Arrangement Resolution, as modified by the provisions of the Interim Order, and Sections 237 to 247 of the Business Corporations Act (British Columbia), in the case of the Continuance Resolution will result in loss of the right to dissent. Persons who are beneficial owners of Newmarket Shares registered in the name of a broker, custodian, nominee or other intermediary and who wish to dissent must make arrangements for the Newmarket Shares beneficially owned by them to be registered in their name prior to the time the written objection to the Newmarket Arrangement Resolution is required to be received by Newmarket or, alternatively, make arrangements for the registered holder of such Newmarket Shares to dissent on their behalf. See the section entitled “Part I — The Arrangement — Right to Dissent” and “Part II — Continuance — Approval of the Continuance — BCBCA Rights of Dissent in Respect of the Continuance Resolution” in the accompanying Information Circular.

The form of proxy confers discretionary authority with respect to (i) amendments or variations to the matters of business to be considered at the Newmarket Meeting; and (ii) other matters that may properly come before the Newmarket Meeting. As of the date hereof, management of Newmarket knows of no amendments, variations or other matters to come before the Newmarket Meeting other than the matters set forth in this Notice of Special Meeting. Newmarket Shareholders who are planning on returning the accompanying form of proxy are encouraged to review the Information Circular carefully before submitting the proxy form.

Dated at the City of Vancouver, in the Province of British Columbia, this 2nd day of June, 2015.

BY ORDER OF THE BOARD OF DIRECTORS
OF NEWMARKET GOLD INC.

“Raymond Threlkeld”
Raymond Threlkeld
Chairman
Newmarket Gold Inc.

CROCODILE GOLD CORP.

NOTICE OF SPECIAL MEETING
OF CROCODILE GOLD CORP. SHAREHOLDERS

to be held July 6, 2015

NOTICE IS HEREBY GIVEN that a special meeting (the “Crocodile Gold Meeting”) of the holders (“Crocodile Gold Shareholders”) of common shares (“Crocodile Gold Shares”) of Crocodile Gold Corp. (“Crocodile Gold”) will be held at the offices of Bennett Jones LLP, Suite 3400 One First Canadian Place, Toronto, Ontario M5X 1A4, at 10:00 a.m. (Toronto time) on July 6, 2015, for the following purposes:

(a)

to consider pursuant to an interim order of the Ontario Superior Court of Justice (Commercial List) dated June 2, 2015, as the same may be amended (the “Interim Order”) and, if thought advisable, to pass, with or without variation, a special resolution (the “Crocodile Gold Arrangement Resolution”), the full text of which is set forth in Appendix “A” to the accompanying joint management information circular of Crocodile Gold and Newmarket Gold Inc. dated June 2, 2015 (the “Information Circular”), to approve an arrangement (the “Arrangement”) under Sections 182 and 183 of the Business Corporations Act (Ontario)(“OBCA”), all as more particularly described in the Information Circular;

(b)

to consider and, if thought advisable, to pass, with or without variation, an ordinary resolution, the full text of which is set forth in Appendix “C” to the Information Circular, to approve and adopt a new incentive stock option plan and a new share unit plan of the amalgamated company following the completion of the Arrangement, all as more particularly described in the Information Circular; and

(c)	to transact such further and other business as may properly be brought before the Crocodile Gold Meeting or any adjournment thereof.

Specific details of the matters to be put before the Crocodile Gold Meeting are set forth in the Information Circular.

The record date (the “Record Date”) for the determination of Crocodile Gold Shareholders entitled to receive notice of and to vote at the Crocodile Gold Meeting is June 1, 2015. Only Crocodile Gold Shareholders whose names have been entered in the register of Crocodile Gold Shareholders at the close of business on the Record Date will be entitled to receive notice of and to vote at the Crocodile Gold Meeting.

Each Crocodile Gold Share entitled to be voted at the Crocodile Gold Meeting will entitle the holder to one vote at the Crocodile Gold Meeting.

A Crocodile Gold Shareholder may attend the Crocodile Gold Meeting in person or may be represented by proxy. Only registered Crocodile Gold Shareholders, or the persons they appoint as their respective proxies, are entitled to attend and vote at the Crocodile Gold Meeting. Crocodile Gold Shareholders who are unable to attend the Crocodile Gold Meeting or any adjournment thereof in person are requested to date, sign and return the accompanying form of proxy for use at the Crocodile Gold Meeting or any adjournment thereof. To be effective, the proxy must be received by Equity Financial Trust Company, Attention: Proxy Department, by mail: 200 University Avenue, Suite 300, Toronto, Ontario M5H 4H1, or by facsimile: 416-595-9593, not later than 48 hours (excluding Saturdays, Sundays and holidays) prior to the time of the Crocodile Gold Meeting or any adjournment thereof. Notwithstanding the foregoing, the Chairman of the Crocodile Gold Meeting has the discretion to accept proxies received after such deadline. Crocodile Gold Shareholders may use the internet (www.voteproxyonline.com) to transmit voting instructions on or before the date and time noted above, and may also use the internet to appoint a proxyholder to attend and vote on behalf of the Crocodile Gold Shareholder, at the Crocodile Gold Meeting. For information regarding voting or appointing a proxy by internet, see the form of proxy for Crocodile Gold Shareholders and/or the Information Circular section entitled “Part VIII — General Proxy Matters — Crocodile Gold — Voting by Internet” in the accompanying Information Circular.

Pursuant to the Interim Order, registered holders of Crocodile Gold Shares have a right to dissent in respect of the Crocodile Gold Arrangement Resolution and, if the Crocodile Gold Arrangement Resolution becomes effective, to be paid an amount equal to the fair value of their respective Crocodile Gold Shares. This dissent right and the dissent procedures are described in the Information Circular. The dissent procedures require that a registered holder of Crocodile Gold Shares who wishes to dissent send a written notice of objection to the Crocodile Gold Arrangement Resolution to Crocodile Gold (Attention: Robert Dufour) (i) 100 King Street West, Suite 5600, Toronto, Ontario M5X 1C9, or (ii) by facsimile transmission to 416-644-8801 to be received by no later than 5:00 p.m. (Toronto time) on July 2, 2015 or, in the case of any adjournment or postponement of the Crocodile Gold Meeting, by no later than 5:00 p.m. (Toronto time) on the date that is two business days immediately preceding the day of the adjourned or postponed Crocodile Gold Meeting, and must otherwise strictly comply with the dissent procedures described in the Information Circular. Failure to strictly comply with the dissent procedures set forth in Section 185 of the OBCA, as modified by the provisions of the Interim Order, will result in loss of the right to dissent. Persons who are beneficial owners of Crocodile Gold Shares registered in the name of a broker, custodian, nominee or other intermediary and who wish to dissent must make arrangements for the Crocodile Gold Shares beneficially owned by them to be registered in their name prior to the time the written objection to the Crocodile Gold Arrangement Resolution is required to be received by Crocodile Gold or, alternatively, make arrangements for the registered holder of such Crocodile Gold Shares to dissent on their behalf. See the section entitled “Part I — The Arrangement — Right to Dissent” in the Information Circular.

The form of proxy confers discretionary authority with respect to (i) amendments or variations to the matters of business to be considered at the Crocodile Gold Meeting; and (ii) other matters that may properly come before the Crocodile Gold Meeting. As of the date hereof, management of Crocodile Gold knows of no amendments, variations or other matters to come before the Crocodile Gold Meeting other than the matters set forth in this Notice of Special Meeting. Crocodile Gold Shareholders who are planning on returning the accompanying form of proxy are encouraged to review the Information Circular carefully before submitting the proxy form.

Dated at the City of Toronto, in the Province of Ontario, this 2nd day of June, 2015.

BY ORDER OF THE BOARD OF DIRECTORS OF
CROCODILE GOLD CORP.

“Robert Getz”
Robert Getz
Chairman
Crocodile Gold Corp.

NEWMARKET SHAREHOLDERS

QUESTIONS AND ANSWERS ABOUT THE ARRANGEMENT

The enclosed Information Circular is furnished in connection with the solicitation by or on behalf of management of Newmarket Gold Inc. (“Newmarket”, “we” or “our”, in this Question and Answer section) of proxies to be used at the Special Meeting of Newmarket Shareholders to be held on July 6, 2015 at the offices of Cassels Brock & Blackwell LLP, Suite 2200, HSBC Building, 885 West Georgia Street, Vancouver, British Columbia V6C 3E8, at 8:00 a.m. (Vancouver time) (the “Newmarket Meeting”) for the purposes indicated in the Notice of Special Meeting of Newmarket Shareholders.

It is expected that solicitation will be primarily by mail, but proxies may also be solicited personally, by telephone or facsimile or other similar means by Newmarket employees or agents. Custodians and fiduciaries will be supplied with proxy materials to forward to beneficial owners of Newmarket Shares and normal handling charges will be paid for such forwarding services. The record date to determine the Newmarket Shareholders entitled to receive notice of and to vote at the Newmarket Meeting is the close of business on June 1, 2015.

Your vote is very important to us. We encourage you to exercise your vote using any of the voting methods described below. Your completed Form of Proxy must be received by Newmarket’s transfer agent, Computershare Investor Services Inc. (“Computershare”) by, 8:00 a.m., Vancouver time, on July 2, 2015. Please read the following for commonly asked questions and answers regarding general guidance on voting and proxies and receiving common shares of the combined company, which will continue to be named Newmarket Gold Inc. (“Amalco”), upon completion of the amalgamation. If you have any questions, please feel free to contact Newmarket (Attention: President and Chief Executive Officer) (i) by mail to Newmarket’s registered office at Suite 3244 - Four Bentall Centre, 1055 Dunsmuir Street, PO Box 49282 Vancouver, British Columbia V7X 1L3, (ii) by email to info@newmarketgoldinc.com; (iii) by telephone at 604-559-8040, or (iv) by fax at 604-681-6112. See “Glossary of Terms” in the Information Circular for the meaning assigned to certain capitalized terms herein.

All dollar amounts in this Question and Answer section are in Canadian currency, unless specified otherwise.

Q.	Am I entitled to vote?

A.

You are entitled to vote if you were a Registered or Non-Registered Holder of Newmarket Shares as of the close of business on June 1, 2015, the record date for the Newmarket Meeting. Each Newmarket Share is entitled to one vote. The list of Registered Holders maintained by Newmarket will be available for inspection after June 1, 2015, during usual business hours at the offices of Computershare, 510 Burrard Street, 3rd Floor, Vancouver, British Columbia V6C 3B9, and will be available at the Newmarket Meeting.

Q.	Am I a Registered Holder?

A.	You are a Registered Holder if you hold any Newmarket Shares in your own name. Your Newmarket Shares are represented by a share certificate(s).

You can inspect a list of Registered Holders of Newmarket Shares on request after June 1, 2015, during usual business hours, at Computershare’s offices at 510 Burrard Street, 3rd Floor, Vancouver, British Columbia V6C 3B9. This list will also be available at the Newmarket Meeting.

Q.	Am I a Non-Registered Holder?

A.

You are a Non-Registered Holder if your Newmarket Shares are held in an account in the name of a nominee (bank, trust company, securities broker or other nominee). Your Newmarket Shares are not represented by a share certificate(s) but are recorded on an electronic system.

Q.	What am I voting on?

A.

You will be voting on the proposed (i) continuance of Newmarket under the OBCA, (ii) amalgamation of Crocodile Gold and Newmarket by way of plan of arrangement under the OBCA, and (iii) approval and adoption of a new incentive stock option plan and a new share unit plan.

Q.	What if an amendment is made to a matter or if other matters are brought before the Newmarket Meeting?

A.

If you attend the Newmarket Meeting in person and are eligible to vote, you may vote on such matters as you choose. If you have completed and returned a proxy, the Person named in the proxy form will have discretionary authority with respect to amendments or variations to matters identified in the Notice of Special Meeting and to other matters that may properly come before the Newmarket Meeting. As of the date of the Information Circular that is enclosed herewith, our management knows of no such amendment, variation or other matter expected to come before the Newmarket Meeting. If any other matters properly come before the Newmarket Meeting, the Persons named in the proxy form will vote on them in accordance with their best judgment.

Q.	Who is soliciting my proxy?

A.

The management of Newmarket is soliciting your proxy. It is expected that solicitation will be primarily by mail, but proxies may also be solicited personally, by telephone or facsimile or other similar means by Newmarket employees or agents. Custodians and fiduciaries will be supplied with proxy materials to forward to beneficial owners of Newmarket Shares and normal handling charges will be paid for such forwarding services.

Q.	How can I vote?

A.

If you are eligible to vote and your Newmarket Shares are registered in your name, you can vote your Newmarket Shares in person at the Newmarket Meeting or by signing and returning your proxy form in the prepaid envelope provided or by voting using the internet at www.investorvote.com or by calling 1-866- 732-8683.

If your Newmarket Shares are not registered in your name but are held by a nominee, please see “How can a Non-Registered Holder vote” below.

Q.	How can a Non-Registered Holder vote?

A.

If your Newmarket Shares are not registered in your name, but are held in the name of a nominee (usually a bank, trust company, securities broker or other financial institution), your nominee is required to seek your instructions as to how to vote your Newmarket Shares. Computershare or your nominee will have provided you with a package of information, including these meeting materials and either a proxy or a voting instruction form. Carefully follow the instructions accompanying the proxy or voting instruction form. If you are uncertain how to complete additional or alternate materials provided by your nominee, please contact your nominee.

Q.	How can a Non-Registered Holder vote in person at the Newmarket Meeting?

A.

Newmarket does not have access to all the names of its Non-Registered Holders. Therefore, if you are a Non-Registered Holder and attend the Newmarket Meeting, we will have no record of your shareholdings or of your entitlement to vote unless your nominee has appointed you as a proxyholder. If you wish to vote in person at the Newmarket Meeting, insert your name in the space provided on the proxy form or voting instruction form sent to you by your nominee. In doing so you are instructing your nominee to appoint you as a proxyholder. Complete the form by following the return instructions provided by your nominee. You should report to a representative of Computershare upon arrival at the Newmarket Meeting.

Q.	Who votes my Newmarket Shares and how will they be voted if I return a proxy?

A.

By properly completing and returning a proxy, you are authorizing the Person(s) named in the proxy to attend the Newmarket Meeting and vote your Newmarket Shares. You can use the enclosed proxy form, or any other proper form of proxy, to appoint your proxyholder.

The Newmarket Shares represented by your proxy must be voted according to your instructions in the proxy. If you properly complete and return your proxy but do not specify how you wish the votes to be cast, your Newmarket Shares will be voted as your proxyholder sees fit. Unless contrary instructions are provided, Newmarket Shares represented by proxies received by management will be voted FOR the continuance of Newmarket into Ontario, the amalgamation of Crocodile Gold and Newmarket by way of plan of arrangement and the approval and adoption of a new incentive stock option plan and a new share unit plan.

To ensure that your Newmarket Shares are represented at the Newmarket Meeting, proxies to be used at the Newmarket Meeting must be voted using the internet at www.investorvote.com or by calling 1-866-732- 8683 as soon as possible but not later than 48 hours (excluding Saturdays, Sundays and holidays) before the time fixed for the Newmarket Meeting or, if you or your nominee are mailing the Form of Proxy, it must be received by Newmarket’s transfer agent, Computershare, 100 University Avenue, 8th Floor, Toronto, Ontario, Canada M5J 2Y1, not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time fixed for the Newmarket Meeting, that is, 8:00 a.m. (Vancouver Time), on July 2, 2015 or any adjournment thereof.

Q.	Can I appoint someone other than the individuals named in the enclosed proxy form to vote my Newmarket Shares?

A.

Yes, you have the right to appoint the Person of your choice, who does not need to be a Newmarket Shareholder, to attend and act on your behalf at the Newmarket Meeting. If you wish to appoint a Person other than the names that appear, then insert the name of your chosen proxyholder in the space provided on the proxy form or voting instruction form sent to you by your nominee or Computershare.

NOTE: It is important to ensure that any other Person you appoint is attending the Newmarket Meeting and is aware that his or her appointment to vote your Newmarket Shares has been made. Proxyholders should, on arrival at the Newmarket Meeting, present themselves to a representative of Computershare for verification.

Q.	What if my Newmarket Shares are registered in more than one name or in the name of my company?

A.

If the Newmarket Shares are registered in more than one name, all those registered must sign the Form of Proxy. If the Newmarket Shares are registered in the name of your company or any name other than yours, you may require documentation that proves you are authorized to sign the proxy form.

Q.	Can I revoke a proxy or voting instruction?

A.	If you are a Registered Holder and have returned a proxy, you may revoke it by:

(1)	completing and signing a proxy bearing a later date, and delivering it to Computershare;

(2)	delivering a written statement, signed by you or your authorized attorney to:

(a)

the President and Chief Executive Officer of Newmarket at Suite 3244 - Four Bentall Centre, 1055 Dunsmuir Street, PO Box 49282 Vancouver, British Columbia V7X 1L3 at any time up to the close of business on the last Business Day prior to the Newmarket Meeting, or the Business Day preceding the day to which the Newmarket Meeting adjourned; or

(b)	the Chairman of the Newmarket Meeting prior to the start of the Newmarket Meeting; or

(3)	any other manner permitted by Law.

If you are a Non-Registered Holder, contact your nominee.

Q.	Is my vote confidential?

A.

Your proxy vote is confidential. Proxies are received, counted, and tabulated by our transfer agent, Computershare. Computershare does not disclose the results of individual Newmarket Shareholder votes unless they contain a written comment clearly intended for management, in the event of a proxy contest or proxy validation issue, or if necessary to meet legal requirements.

Q.	What will I receive for my Newmarket Shares under the Arrangement?

A.

Pursuant to the Arrangement, Newmarket Shareholders (other than Dissenting Shareholders) will receive, for each Newmarket Share that they hold, consideration equal to 0.2 of an Amalco Share for each Newmarket Share then held.

Q.	What will I receive for my Newmarket Options under the Arrangement?

A.

Any Newmarket Options with a strike price in excess of $0.40 will be cancelled without payment. Any Newmarket Options with a strike price less than $0.40 outstanding immediately prior to the Effective Time will continue to be outstanding following completion of the Arrangement. Following the Arrangement, each Newmarket Option will entitle the holder thereof to receive, in lieu of receiving one Newmarket Share, 0.2 of an Amalco Share. The exercise price of each Newmarket Option will be equal to the exercise price per Newmarket Share subject to such Newmarket Option immediately prior to the Effective Time. Each Newmarket Option shall continue to be governed by and subject to the terms of the Newmarket Option Plan.

Q.	What will I receive for my Newmarket Warrants under the Arrangement?

A.	The Newmarket Warrants will remain outstanding and shall be exercisable for 0.2 Amalco Shares in accordance with their terms.

Q.	How many Newmarket Shares are outstanding?

A.

As of June 1, 2015, there were 51,590,374 Newmarket Shares outstanding. We have no other class or series of voting shares outstanding. To the knowledge of the directors and officers of Newmarket, as at June 1, 2015, no Person beneficially owns, directly or indirectly, or exercises control or direction over, Newmarket Shares which in the aggregate would entitle the holder thereof to cast more than 10% of the votes which may be cast at the Newmarket Meeting other than as follows. Douglas Forster exercises control or direction over 6,282,667 Newmarket Shares, representing 12.2% of the total issued and outstanding Newmarket Shares, as at June 1, 2015. Blayne Johnson exercises control or direction over 6,282,667 Newmarket Shares, representing 12.2% of the total issued and outstanding Newmarket Shares, as at June 1, 2015. Randall Oliphant exercises control or direction over 6,048,170 Newmarket Shares, representing 11.7% of the total issued and outstanding Newmarket Shares, as at June 1, 2015.

Q.	What is the approval required to pass the Newmarket Arrangement Resolution?

A.

The Newmarket Arrangement Resolution must be passed by: (i) not less than 66⅔% of the votes cast by Newmarket Shareholders; and (ii) a simple majority of the votes cast by Newmarket Shareholders, excluding the votes in respect of Newmarket Shares which are required to be excluded pursuant to MI 61-101, including Newmarket Shares held by certain director and officers of Newmarket, at the Newmarket Meeting, either in person or by proxy. See the section in the accompanying Information Circular entitled “Part I — The Arrangement — Source of Funds for the Arrangement”.

Notwithstanding the foregoing, the Newmarket Arrangement Resolution authorizes the Newmarket Board, without further notice to or approval of the Newmarket Shareholders, subject to the terms of the Plan of Arrangement and the Arrangement Agreement, to amend the Plan of Arrangement or the Arrangement Agreement, or both, if, after the Newmarket Meeting, such amendment is approved by the Court, or to decide not to proceed with the Arrangement at any time prior to the Arrangement becoming effective pursuant to the provisions of the OBCA.

Q.	What conditions must be satisfied to complete the Arrangement?

A.

In addition to the applicable approval of the Newmarket Arrangement Resolution by Newmarket Shareholders at the Newmarket Meeting, the Arrangement is conditional upon, among other things, the approval of the Crocodile Gold Arrangement Resolution by Crocodile Gold Shareholders, the performance by each of Crocodile Gold and Newmarket of their respective obligations under the Arrangement Agreement and the receipt of, among other things, the Final Order and all other applicable waivers, consents and approvals required under the Arrangement Agreement, all in accordance with the terms of the Arrangement Agreement.

Q.	What will happen if the Newmarket Arrangement Resolution is not approved or the Arrangement is not completed for any reason?

A.

The Arrangement Agreement may be terminated if, among other things, the Newmarket Arrangement Resolution is not approved or the Arrangement is not completed by August 31, 2015. In certain termination circumstances, Newmarket will be required to pay Crocodile Gold a fee in the amount of $500,000 as reimbursement to Crocodile Gold for its out-of-pocket expenses. If the Arrangement Agreement is not completed for any reason, the Letters of Transmittal and share certificate(s) that have been submitted by Registered Holders of Newmarket Shares will be returned to such holders.

Q.	Who has agreed to support the Arrangement?

A.

Each of the directors and officers of Newmarket intend to vote their respective Newmarket Shares FOR the Arrangement. Each of the officers and the directors of Newmarket, together holding approximately 52.6% of the issued and outstanding Newmarket Shares, has entered into the Crocodile Gold Voting Support Agreements with Crocodile Gold pursuant to which each of them has agreed, among other things, to vote their respective Newmarket Shares FOR the Continuance, the Arrangement, and New Incentive Plans at the Newmarket Meeting. In addition, certain Crocodile Gold Shareholders and the directors and executive officers of Crocodile Gold intend to vote their respective Crocodile Gold Shares FOR the Arrangement. Certain shareholders and the officers and directors of Crocodile Gold, together holding approximately 56.2% of the issued and outstanding Crocodile Gold Shares, has entered into the Newmarket Voting Support Agreements with Newmarket pursuant to which each of them has agreed, among other things, to vote their respective Crocodile Gold Shares FOR the Arrangement and the New Incentive Plans at the Crocodile Gold Meeting.

Q.	What is the approval required to authorize the Continuance and the new incentive stock option plan and new share unit plan?

A.

The resolution approving the Continuance must be approved by not less than 66⅔% of the votes cast on a special resolution by the Newmarket Shareholders present in person or by proxy at the Newmarket Meeting. The resolution approving the new incentive option plan and new share unit plan must be approved by a simple majority of the votes cast by the Newmarket Shareholders present in person or represented by proxy at the Newmarket Meeting and a simple majority of votes cast by Crocodile Gold Shareholders present in person or represented by proxy at the Crocodile Gold Meeting.

Q.	What are the Canadian federal income tax consequences of the Arrangement to Newmarket Shareholders?

A.

For a summary of the principal Canadian federal income tax considerations applicable to Newmarket Shareholders in connection with the Arrangement, see “Part I — The Arrangement — Certain Canadian Federal Tax Income Considerations” in the Information Circular. Such summary is not intended to be legal or tax advice to any particular Newmarket Shareholder. Newmarket Shareholders should consult their own tax and investment advisors with respect to their particular circumstances.

Q.	What are the U.S. federal income tax consequences of the Arrangement to Newmarket Shareholders?

A.

For a summary of certain U.S. federal income tax considerations applicable to Newmarket Shareholders in connection with the Arrangement, see “Part I — The Arrangement — Certain United States Federal Income Tax Considerations” in the Information Circular. Such summary is not intended to be legal or tax advice to any particular Newmarket Shareholder. Newmarket Shareholders should consult their own tax and investment advisors with respect to their particular circumstances.

Q.	Do I have dissent rights?

A.

Registered Holders of Newmarket Shares have the right to dissent pursuant to Sections 237 to 247 of the BCBCA in respect of the Continuance and pursuant to Section 185 of the OBCA, as modified by the provisions of the Interim Order, in respect of the Newmarket Arrangement Resolution, and to be paid an amount equal to the fair value of their respective Newmarket Shares.

Registered Holders of Newmarket Shares who wish to exercise their right to dissent must deliver a Dissent Notice to Newmarket (Attention: President and Chief Executive Officer) by mail to Newmarket’s registered office at Suite 3244 - Four Bentall Centre, 1055 Dunsmuir Street, PO Box 49282 Vancouver, British Columbia V7X 1L3, to be received by no later than 5:00 p.m. (Vancouver time) on July 2, 2015 or, in the case of any adjournment or postponement of the Newmarket Meeting, by no later than 5:00 p.m. (Vancouver time) two Business Days prior to the adjourned or postponed Newmarket Meeting.

Persons who are beneficial owners of Newmarket Shares registered in the name of a broker, custodian, nominee or other intermediary and who wish to dissent must make arrangements for the Newmarket Shares beneficially owned by them to be registered in their name prior to the time the written objection to the Continuance Resolution or the Newmarket Arrangement Resolution as the case may be, is required to be received by Newmarket or, alternatively, make arrangements for the Registered Holder of such Newmarket Shares to dissent on their behalf.

Q.	How do I receive Amalco Shares in exchange for my Newmarket share certificates?

A.

Registered Holders of Newmarket Shares have been provided with a Letter of Transmittal along with the accompanying Information Circular. Registered Holders of Newmarket Shares must carefully follow the instructions to complete the Letter of Transmittal and return it with the certificate(s) representing your Newmarket Shares to the Depositary, at the office set forth in such Letter of Transmittal. If your Newmarket Shares are not registered in your name but are held by a nominee, please contact your nominee for instructions.

Q.	Will the Amalco Shares be listed on a stock exchange?

A.

The Amalco Shares have been conditionally approved for listing on the TSX under the amalgamated entity’s name “Newmarket Gold Inc.” and the ticker symbol “NMI”, subject to the satisfaction of the applicable listing requirements of the TSX.

In addition, the Crocodile Gold Warrants and Convertible Debentures will continue to be listed on the TSX.

Q.	Who will be the members of management and on the Amalco Board?

A.

Following the Arrangement, Douglas Forster, the current President and Chief Executive Officer of Newmarket, will serve as President and Chief Executive Officer of Amalco, and Rodney Lamond, the current President and Chief Executive Officer of Crocodile Gold, will serve as Chief Operating Officer of Amalco. Blayne Johnson, the current Executive Vice-President of Newmarket, will serve as Executive Vice-President of Amalco. Robert Dufour, the current Chief Financial Officer of Crocodile Gold, will serve as Chief Financial Officer of Amalco. Raymond Threlkeld, the current Non-Executive Chairman of Newmarket, will serve as Non-Executive Chairman of Amalco. The proposed Amalco Board will consist of Messrs. Lukas Lundin, Douglas Forster, Randall Oliphant, Robert Getz, Raymond Threlkeld, Kevin Conboy and Blayne Johnson.

Q.	When will the Arrangement become effective?

A.

The Arrangement is subject to a number of conditions, some of which are beyond the control of Crocodile Gold and Newmarket, and the exact timing of implementation of the Arrangement cannot be predicted with certainty. Subject to obtaining court approval and other approvals as well as the satisfaction of all other conditions precedent to the Arrangement, it is currently excepted that the closing of the Arrangement will take place as soon as reasonably practicable following the receipt of the Final Order. The Final Order is expected to be sought on or around July 8, 2015, and if granted, the Arrangement is anticipated to become effective on or about July 10, 2015.

Q.	What if I have other questions?

A.

If you have a question regarding the Newmarket Meeting, please contact Computershare at 1-800-564-6253 toll-free in North America or 1-514-982-7555 outside of North America or by email at service@computershare.com or the President and Chief Executive Officer of Newmarket by phone at 604- 559-8040 or by email at info@newmarketgoldinc.com.

CROCODILE GOLD SHAREHOLDERS

QUESTIONS AND ANSWERS ABOUT THE ARRANGEMENT

The enclosed Information Circular is furnished in connection with the solicitation by or on behalf of management of Crocodile Gold Corp. (“Crocodile Gold”, “we” or “our”, in this Question and Answer section) of proxies to be used at the Special Meeting of Crocodile Gold Shareholders (“Crocodile Gold Meeting”) to be held on July 6, 2015 at the offices of Bennett Jones LLP, Suite 3400 One First Canadian Place, Toronto, Ontario M5X 1A4, at 10:00 a.m. (Toronto time) for the purposes indicated in the Notice of Special Meeting of Crocodile Gold Shareholders.

It is expected that solicitation of proxies will be primarily by mail, but proxies may also be solicited personally, by telephone or facsimile or other similar means by Crocodile Gold employees or agents, custodians and fiduciaries will be supplied with proxy materials to forward to beneficial owners of Crocodile Gold Shares and normal handling charges will be paid for such forwarding services. The record date to determine the Crocodile Gold Shareholders entitled to receive notice of and to vote at the Crocodile Gold Meeting is the close of business on June 1, 2015.

Your vote is very important to us. We encourage you to exercise your vote using any of the voting methods described below. Your completed Form of Proxy must be received by Crocodile Gold’s transfer agent, Equity Financial Trust Company (“Equity”) by, 10:00 a.m., Toronto time, on July 2, 2015. Please read the following for commonly asked questions and answers regarding general guidance on voting and proxies and receiving common shares of the combined company, which will be named Newmarket Gold Inc. (“Amalco”), upon completion of the Arrangement. If you have any questions, please feel free to contact Equity by telephone toll-free at 1-866-393-4891.

See “Glossary of Terms” in the Information Circular for the meaning assigned to certain capitalized terms used herein.

Q.	Am I entitled to vote?

A.

You are entitled to vote if you were a Registered Holder or Non-Registered Holder of Crocodile Gold Shares as of 5:00 p.m. (Toronto time) on June 1, 2015, the record date for the Crocodile Gold Meeting. Each Crocodile Gold Share is entitled to one vote. The list of Registered Holders of Crocodile Gold Shares maintained by Crocodile Gold will be available for inspection after June 1, 2015, during usual business hours at the offices of Equity, 200 University Avenue, Suite 300, Toronto, Ontario M5H 4H1 and will be available at the Crocodile Gold Meeting.

Q.	Am I a Registered Holder?

A.	You are a Registered Holder if you hold any Crocodile Gold Shares in your own name. Your Crocodile Gold Shares are represented by a share certificate(s).

Q.	Am I a Non-Registered Holder?

A.

You are a Non-Registered Holder if Crocodile Gold Shares are held in an account in the name of a nominee (bank, trust company, securities broker or other nominee). Your Crocodile Gold Shares are not represented by a share certificate(s) but are recorded on an electronic system.

Q.	What am I voting on?

A.

You will be voting on the proposed: (i) Crocodile Gold Arrangement Resolution, authorizing the Crocodile Gold Board to complete the Arrangement, including the amalgamation of Crocodile Gold and Newmarket under the OBCA; and (ii) approval and adoption of a new incentive stock option plan and a new share unit plan.

Q.	What if an amendment is made to a matter or if other matters are brought before the Crocodile Gold Meeting?

A.

If you attend the Crocodile Gold Meeting in person and are eligible to vote, you may vote on such matters as you choose. If you have completed and returned a proxy, the Person named in the proxy form will have discretionary authority with respect to amendments or variations to matters identified in the Notice of Special Meeting and to other matters that may properly come before the Crocodile Gold Meeting. As of the date of the Information Circular that is enclosed herewith, our management knows of no such amendment, variation or other matter expected to come before the Crocodile Gold Meeting. If any other matters properly come before the Crocodile Gold Meeting, the Persons named in the proxy form will vote on them in accordance with their best judgment.

Q.	Who is soliciting my proxy?

A.

The management of Crocodile Gold is soliciting your proxy. It is expected that solicitation of proxies will be primarily by mail, but proxies may also be solicited personally, by telephone or facsimile or other similar means by Crocodile Gold employees or agents, custodians and fiduciaries will be supplied with proxy materials to forward to beneficial owners of Crocodile Gold Shares and normal handling charges will be paid for such forwarding services.

Q.	How can I vote?

A.

If you are eligible to vote and your Crocodile Gold Shares are registered in your name, you can vote your Crocodile Gold Shares in person at the Crocodile Gold Meeting or by signing and returning your proxy form in the prepaid envelope provided or by voting using the internet at www.voteproxyonline.com.

If your Crocodile Gold Shares are not registered in your name but are held by a nominee, please see “How can a Non-Registered Holder vote” below.

Q.	How can a Non-Registered Holder vote?

A.

If your Crocodile Gold Shares are not registered in your name, but are held in the name of a nominee (usually a bank, trust company, securities broker or other financial institution), your nominee is required to seek your instructions as to how to vote your Crocodile Gold Shares. Your nominee or Equity will have provided you with a package of information, including these Crocodile Gold Meeting materials and either a proxy or voting instruction form. Carefully follow the instructions accompanying the proxy or voting instruction form. If you are uncertain how to complete additional or alternate materials provided by your nominee, please contact your nominee.

Q.	How can a Non-Registered Holder vote in person at the Crocodile Gold Meeting?

A.

Crocodile Gold does not have access to all the names of its Non-Registered Holders. Therefore, if you are a Non-Registered Holder and attend the Crocodile Gold Meeting, we will have no record of your shareholdings or of your entitlement to vote unless your nominee has appointed you as a proxyholder. If you wish to vote in person at the Crocodile Gold Meeting, strike out the names that appear on the proxy form and insert your name in the space provided on the proxy form or voting instruction form sent to you by your nominee. In doing so you are instructing your nominee to appoint you as a proxyholder. Complete the form by following the return instructions provided by your nominee. You should report to a representative of Equity upon arrival at the Crocodile Gold Meeting.

Q.	Who votes my Crocodile Gold Shares and how will they be voted if I return a proxy?

A.

By properly completing and returning a proxy, you are authorizing the Person named in the proxy to attend the Crocodile Gold Meeting and vote your Crocodile Gold Shares. You can use the enclosed proxy form, or any other proper form of proxy, to appoint your proxyholder.

The Crocodile Gold Shares represented by your proxy must be voted according to your instructions in the proxy. If you properly complete and return your proxy but do not specify how you wish the votes to be cast, your Crocodile Gold Shares will be voted as your proxyholder sees fit. Unless contrary instructions are provided, Crocodile Gold Shares represented by proxies received by management will be voted FOR the amalgamation of Crocodile Gold and Newmarket by way of plan of arrangement and the approval and adoption of a new incentive stock option plan and a new share unit plan.

To ensure that your Crocodile Gold Shares are represented at the Crocodile Gold Meeting, proxies to be used at the Crocodile Gold Meeting must be voted using the internet at www.voteproxyonline.com as soon as possible but not later than 48 hours (excluding Saturdays, Sundays and holidays) before the time fixed for the Crocodile Gold Meeting or, if you or your nominee are mailing the Form of Proxy, it must be received by Crocodile Gold’s transfer agent, Equity Financial Trust Company, 200 University Avenue, Suite 300, Toronto, Ontario M5H 4H1, not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time fixed for the Crocodile Gold Meeting, that is, 10:00 a.m. (Toronto Time), on July 2, 2015.

Q.	Can I appoint someone other than the individuals named in the enclosed proxy form to vote my Crocodile Gold Shares?

A.

Yes, you have the right to appoint the Person of your choice, who does not need to be a Crocodile Shareholder, to attend and act on your behalf at the Crocodile Gold Meeting. If you wish to appoint a Person other than the names that appear, then strike out the names that appear on the proxy form and insert the name of your chosen proxyholder in the space provided on the proxy form or voting instruction form sent to you by your nominee or Equity.

NOTE: It is important to ensure that any other Person you appoint is attending the Crocodile Gold Meeting and is aware that his or her appointment to vote your Crocodile Gold Shares has been made. Proxyholders should, on arrival at the Crocodile Gold Meeting, present themselves to a representative of Equity for verification.

Q.	What if my Crocodile Gold Shares are registered in more than one name or in the name of my company?

A.

If the Crocodile Gold Shares are registered in more than one name, all those registered must sign the Form of Proxy. If the Crocodile Gold Shares are registered in the name of your company or any name other than yours, you may require documentation that proves you are authorized to sign the proxy form.

Q.	Can I revoke a proxy or voting instruction?

A.	If you are a Registered Holder and have returned a proxy, you may revoke it by:

(1)	completing and signing a proxy bearing a later date, and delivering it to Equity;

(2)	delivering a written statement, signed by you or your authorized attorney to:

(a)

Robert Dufour, Chief Financial Officer of Crocodile Gold at 100 King Street West, Suite 5600, Toronto, Ontario M5X 1C9, at any time up to the close of business on the last Business Day prior to the Crocodile Gold Meeting, or the Business Day preceding the day to which the Crocodile Gold Meeting is adjourned; or

(b)	the Chairman of the Crocodile Gold Meeting prior to the start of the Crocodile Gold Meeting; or

(3)	any other manner permitted by Law.

If you are a Non-Registered Holder, contact your nominee.

Q.	Is my vote confidential?

A.

Your proxy vote is confidential. Proxies are received, counted, and tabulated by our transfer agent, Equity. Equity does not disclose the results of individual Crocodile Gold shareholder votes unless they contain a written comment clearly intended for management, in the event of a proxy contest or proxy validation issue, or if necessary to meet legal requirements.

Q.	What will I receive for my Crocodile Gold Shares under the Arrangement?

A.

Pursuant to the Arrangement, Crocodile Gold Shareholders (other than Dissenting Shareholders) will have the option to receive consideration per each Crocodile Gold Share at their election, on a per Crocodile Gold Share basis, of (i) 0.2456 of an Amalco Share or, (ii) C$0.37 in cash, subject to Proration if Crocodile Gold Shareholders elect to receive an aggregate of greater than C$20,000,000 in cash. A Crocodile Gold Shareholder that does not elect to receive cash for his, her, or its Crocodile Gold Shares shall be deemed to have elected to receive Amalco Shares pursuant to the Arrangement.

Q.	What is the Election Deadline?

A.

The Election Deadline is the date and time by which a Crocodile Gold Shareholder must submit a validly completed Letter of Transmittal and Election Form to the Depositary to make an election with respect to the Crocodile Gold Cash Consideration to be received for the Crocodile Gold Shares held by such Crocodile Gold Shareholder. In the event a completed Letter of Transmittal and Election Form is submitted after the Election Deadline, the Crocodile Gold Shareholder submitting such Letter of Transmittal and Election Form will be deemed to have elected to receive the Crocodile Gold Share Consideration. Subject to any adjournment or postponement of the Crocodile Gold Meeting, the Election Deadline shall be 4:30 p.m. (Toronto Time) on July 2, 2015 (two Business Days immediately prior to the date of the Crocodile Gold Meeting). If the Crocodile Gold Meeting is adjourned or postponed, the Election Deadline shall be 4:30 p.m. (Toronto time) on the second Business Day prior to the date of such adjourned or postponed Crocodile Gold Meeting.

Q.	Are my Convertible Debentures arranged under the Arrangement?

A.

The Convertible Debentures are not being arranged under the Arrangement. The Convertible Debentures are currently convertible at the option of the holder into Crocodile Gold Shares at a conversion price of $0.25 per Crocodile Gold Share, being a conversion rate of 4,000 Crocodile Gold Shares for each $1,000 principal amount of Convertible Debentures. Pursuant to the Arrangement, Amalco will assume all the covenants and obligations of Crocodile Gold in respect of the outstanding Convertible Debentures. Following the Effective Time, outstanding Convertible Debentures will be convertible into Amalco Shares, with each $1,000 principal being convertible into approximately 982.4 Amalco Shares, being 4,000 Crocodile Gold Shares multiplied by the Crocodile Gold Share Consideration representing 0.2456 of an Amalco Share for each Crocodile Gold Share. Also, following the Effective Time, the volume weighted average price at which the Amalco Shares must trade for a 20 day period prior to triggering the option of Amalco to redeem the Convertible Debentures is $1.52 per Amalco Share.

Q.	What will I receive for my Crocodile Gold Options, Crocodile Gold Warrants and Crocodile Gold PSUs under the Arrangement?

A.

The Crocodile Gold Options, Crocodile Gold Warrants and Crocodile Gold PSUs are not being arranged pursuant to the Arrangement. Following the Arrangement, the Crocodile Gold Options, Crocodile Gold Warrants and Crocodile Gold PSUs will be exercisable for Amalco Shares in accordance with the terms of their respective governing documents. For example, if immediately prior to the Arrangement you hold a Crocodile Gold Option or a Crocodile Gold Warrant to acquire one Crocodile Gold Share exercisable at C$1.00, then that Crocodile Gold Option or Crocodile Gold Warrant will continue to be exercisable at the same price after the Arrangement; however, you will receive 0.2456 of an Amalco Share upon exercise. Based on the exchange ratio a holder of Crocodile Gold Warrants that are exercisable at $2.25 for one Crocodile Gold Share would have to exercise approximately 4.07 Crocodile Gold Warrants to receive one whole Amalco Share and would pay approximately $9.17 per Amalco Share.

Q.	How do I elect to receive my consideration under the Arrangement?

A.

If you are a Registered Holder of Crocodile Gold Shares, you will have the right to elect to receive, with respect to each Crocodile Gold Share, the Crocodile Gold Cash Consideration or the Crocodile Gold Share Consideration. A Registered Holder of Crocodile Shares may make their election by completing the Letter of Transmittal and Election Form that has been provided to you along with the accompanying Information Circular and returning it with the certificate(s) representing your Crocodile Gold Shares to the Depositary FOR the Arrangement, at the office set forth in your Letter of Transmittal and Election Form. Each Non-Registered Holder of Crocodile Gold Shares who wishes to make an election as to the consideration he, she or it wishes to receive should contact his, her, or its broker and provide instructions as to the election he, she or it wishes to make.

Q.	What happens if I do not make an election in respect of the consideration I wish to receive under the Arrangement?

Crocodile Gold Shareholders who do not make an election prior to the Election Deadline, or for whom the Depositary determines that their election was not properly made with respect to any Crocodile Gold Shares, will be deemed to have elected, in respect of such Crocodile Gold Shares, to receive the Crocodile Gold Share Consideration in accordance with the Plan of Arrangement.

Q.	When can I expect to receive the consideration for my Crocodile Gold Shares?

A.

The Depositary will deliver to you your Crocodile Gold Cash Consideration and/or Crocodile Gold Share Consideration, as applicable, as soon as practicable after the completion of the Arrangement upon the receipt by the Depositary from you of a properly completed and duly executed Letter of Transmittal and Election Form (or a manually executed facsimile thereof) and all other relevant documents required by the instructions set out in the Letter of Transmittal and Election Form, as applicable. If you hold your Crocodile Gold Shares through a broker, custodian, nominee or other Intermediary, your broker, custodian, nominee or other Intermediary will surrender your Crocodile Gold Shares in exchange for your consideration.

Q.	How many Crocodile Gold Shares are outstanding?

A.

As of June 1, 2015, there were 476,261,983 Crocodile Gold Shares outstanding. We have no other class or series of voting shares outstanding. To the knowledge of the directors and officers of Crocodile Gold, as at June 1, 2015, no Person beneficially owns, directly or indirectly, or exercises control or direction over, Crocodile Gold Shares which in the aggregate would entitle the holder thereof to cast at the Crocodile Gold Meeting greater than 10% of the votes on the Crocodile Gold Arrangement Resolution except Luxor which owns or has control over 265,831,848 Crocodile Gold Shares, representing approximately 55.8% of the issuance and outstanding Crocodile Gold Shares.

Q.	What is the approval required to pass the Crocodile Gold Arrangement Resolution?

A.	The Crocodile Gold Arrangement Resolution must be passed by not less than 66⅔% of the votes cast by Crocodile Gold Shareholders by proxy or in person at the Crocodile Gold Meeting.

The Crocodile Gold Arrangement Resolution authorizes the Crocodile Gold Board, without further notice to or approval of the Crocodile Gold Shareholders, subject to the terms of the Plan of Arrangement and the Arrangement Agreement, to amend the Plan of Arrangement or the Arrangement Agreement, or both, if after the Crocodile Gold Meeting, such amendment is approved by the Court, or to decide not to proceed with the Arrangement at any time prior to the Arrangement becoming effective pursuant to the provisions of the OBCA.

Q.	What conditions must be satisfied to complete the Arrangement?

A.

In addition to the applicable approval of the Crocodile Gold Arrangement Resolution by Crocodile Gold Shareholders at the Crocodile Gold Meeting, the Arrangement is conditional upon, among other things, the approval of the Continuance Resolution and the Newmarket Arrangement Resolution by Newmarket Shareholders, the performance by each of Crocodile Gold and Newmarket of their respective obligations under the Arrangement Agreement and the receipt of, among other things, the Final Order and all other applicable waivers, consents and approvals required under the Arrangement Agreement, all in accordance with the terms of the Arrangement Agreement.

Q.	Who has agreed to support the Arrangement?

A.

Each of the directors and officers of Crocodile Gold intend to vote their respective Crocodile Gold Shares FOR the Arrangement. Each of the officers and the directors of Crocodile Gold as well as certain significant Crocodile Gold Shareholders, together holding approximately 56.2% of the issued and outstanding Crocodile Gold Shares, entered into the Newmarket Voting Support Agreements pursuant to which each of them has agreed, among other things, to vote their respective Crocodile Gold Shares FOR the Arrangement. In addition, each of the directors and the officers of Newmarket intend to vote their respective Newmarket Shares FOR the Continuance, the Arrangement and the New Incentive Plans at the Newmarket Gold Meeting. Certain executive officers and directors of Newmarket, together holding approximately 52.6% of the issued and outstanding Newmarket Shares, entered into the Crocodile Gold Voting Support Agreements pursuant to which each of them has agreed, among other things, to vote their respective Newmarket Shares FOR the Arrangement and New Incentive Plans at the Newmarket Meeting.

Q.	What is the approval required to authorize the new incentive option plan and new share unit plan?

A.

The resolution approving the new incentive option plan and new share unit plan of Amalco must be approved by a simple majority of the votes cast by the Crocodile Gold Shareholders present in person or represented by proxy at the Crocodile Gold Meeting and a simple majority of votes cast by the Newmarket Shareholders present in person or represented by proxy at the Newmarket Meeting.

Q.	What are the Canadian federal income tax consequences of the Arrangement to Crocodile Gold Shareholders?

A.

For a summary of the principal Canadian federal income tax considerations applicable to Crocodile Gold Shareholders in connection with the Arrangement, see “Part I — The Arrangement — Certain Canadian Federal Tax Income Considerations” in the Information Circular. Such summary is not intended to be legal or tax advice to any particular Crocodile Gold Shareholder. Crocodile Gold Shareholders should consult their own tax and investment advisors with respect to their particular circumstances.

Q.	What are the U.S. federal income tax consequences of the Arrangement to Crocodile Gold Shareholders?

A.

For a summary of certain U.S. federal income tax considerations applicable to Crocodile Gold Shareholders in connection with the Arrangement, see “Part I — The Arrangement — Certain United States Federal Income Tax Considerations” in the Information Circular. Such summary is not intended to be legal or tax advice to any particular Crocodile Gold Shareholder. Crocodile Gold Shareholders should consult their own tax and investment advisors with respect to their particular circumstances.

Q.	Do I have Dissent Rights?

A.

Registered Holders of Crocodile Gold Shares have the right to dissent pursuant to Section 185 of the OBCA in respect of the Crocodile Gold Arrangement Resolution, and to be paid an amount equal to the fair value of their respective Crocodile Gold Shares.

Registered Holders of Crocodile Gold Shares who wish to exercise their respective right to dissent must deliver a Dissent Notice to Crocodile Gold (Attention: Robert Dufour, Chief Financial Officer) (i) at 100 King Street West, Suite 5600, Toronto, Ontario M5X 1C9, or (ii) by facsimile transmission to 416-644- 8801, in either case, to be received by no later than 5:00 p.m. (Toronto time) on July 2, 2015 or, in the case of any adjournment or postponement of the Crocodile Gold Meeting, by no later than 5:00 p.m. (Toronto time) on two Business Days immediately prior to the day of the adjourned or postponed Crocodile Gold Meeting.

Persons who are beneficial owners of Crocodile Gold Shares registered in the name of a broker, custodian, nominee or other intermediary and who wish to dissent must make arrangements for the Crocodile Gold Shares beneficially owned by them to be registered in their name prior to the time the written objection to the Crocodile Gold Arrangement Resolution is required to be received by Crocodile Gold or, alternatively, make arrangements for the Registered Holder of such Crocodile Gold Shares to dissent on their behalf.

Q.	How do I receive Amalco Shares in exchange for my Crocodile Gold share certificate(s)?

A.

Registered Holders Crocodile Gold Shares have been provided with a Letter of Transmittal and Election Form along with the accompanying Information Circular. Registered Crocodile Gold Shareholders must carefully follow the instructions to complete the Letter of Transmittal and Election Form and return them with the certificate(s) representing your Crocodile Gold Shares to the Depositary for the Arrangement, at the office set forth in such Letter of Transmittal and Election Form. If your Crocodile Gold Shares are not registered in your name but are held by a nominee, please contact your nominee for instructions.

Q.	Will the Amalco Shares be listed on a stock exchange?

A.

The Amalco Shares have been conditionally approved for listing on the TSX under the amalgamated entity’s name “Newmarket Gold Inc.” and the ticker symbol “NMI”, subject to the satisfaction of the applicable listing requirements of the TSX.

In addition, the Crocodile Gold Warrants and Convertible Debentures will continue to be listed on the TSX.

Q.	Who will be the members of management and on the Amalco Board?

A.

Following the Arrangement, Douglas Forster, the current President and Chief Executive Officer of Newmarket, will serve as President and Chief Executive Officer of Amalco, and Rodney Lamond, the current President and Chief Executive Officer of Crocodile Gold, will serve as Chief Operating Officer of Amalco. Blayne Johnson, the current Executive Vice-President of Newmarket, will serve as Executive Vice-President of Amalco. Robert Dufour, the current Chief Financial Officer of Crocodile Gold, will serve as Chief Financial Officer of Amalco. Raymond Threlkeld, the current Non-Executive Chairman of Newmarket, will serve as Non-Executive Chairman of Amalco. The proposed board of directors of Amalco will consist of Messrs. Lukas Lundin, Douglas Forster, Randall Oliphant, Robert Getz, Raymond Threlkeld, Kevin Conboy and Blayne Johnson.

Q.	When will the Arrangement become effective?

A.

The Arrangement is subject to a number of conditions, some of which are beyond the control of Crocodile Gold and Newmarket, and the exact timing of implementation of the Arrangement cannot be predicted with certainty. Subject to obtaining court approval and other approvals as well as the satisfaction of all other conditions precedent to the Arrangement, it is currently excepted that the closing of the Arrangement will take place as soon as reasonably practicable following the receipt of the Final Order. The Final Order is expected to be sought on or around July 8, 2015, and if granted, the Arrangement is anticipated to become effective on or about July 10, 2015.

Q.	What if I have other questions?

A.

If you have a question regarding the Crocodile Gold Meeting, please contact Equity Financial Trust Company at 1-866-393-4891 toll-free in North America or 416-361-0152 outside of North America or Robert Dufour, the Chief Financial Officer of Crocodile Gold, at 416-847-1847 or RDufour@crocgold.com.

JOINT MANAGEMENT INFORMATION CIRCULAR

Introduction

This Information Circular is furnished in connection with the solicitation of proxies by and on behalf of the management of Crocodile Gold and Newmarket for use at the Crocodile Gold Meeting and the Newmarket Meeting, respectively, and any adjournment(s) thereof. No Person has been authorized to give any information or make any representation in connection with the Arrangement or any other matters to be considered at the Newmarket Meeting or the Crocodile Gold Meeting other than those contained in this Information Circular and, if given or made, any such information or representation must not be relied upon as having been authorized.

All summaries of, and references to, the Arrangement Resolutions, the Notice of Meeting, the Interim Order, the Arrangement Agreement, the Plan of Arrangement, the GMP Fairness Opinion, the Salman Fairness Opinion, the Voting Support Agreements or the New Incentive Plans in this Information Circular are qualified in their entirety by reference to the complete text of these documents, each of which is included as an appendix to this Information Circular, other than the Arrangement Agreement and the Voting Support Agreements, which may be found under the respective issuer profiles of Crocodile Gold and Newmarket on SEDAR at www.sedar.com.

Shareholders are urged to carefully read the full text of these documents.

All capitalized terms used in this Information Circular but not otherwise defined herein have the meanings set forth under “Glossary of Terms”.

Information Contained In This Circular

The information contained in this Information Circular is given as at June 2, 2015, except where otherwise noted and except that information in documents incorporated by reference is given as of the dates noted in those documents.

No person has been authorized by Newmarket or Crocodile Gold at the present time to give information or to make any representations in connection with the Arrangement other than those contained or incorporated by reference in this Information Circular, and if given or made, any such information or representations should not be relied upon in making a decision as to how to vote on the Arrangement Resolutions, the Continuance Resolution or the New Incentive Plans Resolution, as applicable.

This Information Circular does not constitute an offer to buy, or a solicitation of an offer to sell, any securities, or the solicitation of a proxy, by any Person in any jurisdiction in which such an offer or solicitation is not authorized or in which the person making such an offer or solicitation is not qualified to do so or to any person to whom it is unlawful to make such an offer or solicitation.

Newmarket Shareholders and Crocodile Gold Shareholders should not construe the contents of this Information Circular as legal, tax or financial advice and should consult with their own professional advisors in considering the relevant legal, tax, financial or other matters contained in this Information Circular.

If you hold Newmarket Shares and/or Crocodile Gold Shares through a broker, investment dealer, bank, trust company or other Intermediary, you should contact your Intermediary for instructions and assistance in voting and surrendering the Newmarket Shares and/or Crocodile Gold Shares, as applicable, that you beneficially own.

Neither the Arrangement (including its fairness or merits) nor this Information Circular (including the accuracy or adequacy of the information contained in this Information Circular) has been approved or disapproved by any securities regulatory authority (including any Canadian provincial or territorial securities regulatory authority, the SEC or any other securities regulatory authority), and any representation to the contrary is unlawful.

Information Contained in this Information Circular Regarding Newmarket

Certain information in this Information Circular pertaining to Newmarket, including, but not limited to, information pertaining to Amalco derived from Newmarket information and all other documents, related to Newmarket incorporated by reference herein, has been furnished by Newmarket. Although Crocodile Gold does not have any knowledge that would indicate that such information is untrue or incomplete, neither Crocodile Gold nor any of its directors or officers assumes any responsibility for the accuracy or completeness of such information, or for the failure by Newmarket to disclose events or information that may affect the completeness or accuracy of such information. Crocodile Gold disclaims any and all liability and responsibility for any document of Newmarket incorporated by reference herein and filed under Newmarket’s issuer profile on SEDAR at www.sedar.com.

Information Contained in this Information Circular Regarding Crocodile Gold

Certain information in this Information Circular pertaining to Crocodile Gold, including, but not limited to, information pertaining to Amalco derived from Crocodile Gold information and all other documents, related to Crocodile Gold incorporated by reference herein, has been furnished by Crocodile Gold. Although Newmarket does not have any knowledge that would indicate that such information is untrue or incomplete, neither Newmarket Gold nor any of its directors or officers assumes any responsibility for the accuracy or completeness of such information, or for the failure by Crocodile Gold to disclose events or information that may affect the completeness or accuracy of such information. Newmarket disclaims any and all liability and responsibility for any document of Crocodile Gold incorporated by reference herein and filed under Crocodile Gold’s issuer profile on SEDAR at www.sedar.com

Cautionary Notice Regarding Forward-Looking Statements and Information

This Information Circular, including documents incorporated by reference herein, contains forward-looking statements and forward-looking information within the meaning of U.S. Securities Laws, Canadian Securities Laws and other applicable securities laws. Forward-looking information is characterized by words such as “plan”, “expect”, “anticipate”, “continue”, “estimate”, “objective”, “ongoing”, “may”, “will”, “forecast”, “project”, “should”, “believe”, “plans”, “intends”, “potential”, “pro forma” and other similar words or statements that certain events or conditions “may”, “could”, “would”, “might”, or “will” occur or be achieved. More particularly and without limitation, this Information Circular contains forward-looking statements and information concerning: Amalco’s assets, cost structure, financial position, cash flow and growth prospects; estimates of Amalco’s mineral reserves and resources and the realization of mineral reserve estimates; future project development; the anticipated benefits from the Arrangement, including cost savings, improved operating and capital efficiencies and integration opportunities; the name of Amalco Directors; the expected completion date of the Continuance and the Arrangement; the anticipated tax treatment of the Arrangement on Newmarket Shareholders and Crocodile Gold Shareholders; the stock exchange listing of the Amalco Shares, Convertible Debentures and Crocodile Gold Warrants; and certain other combined operational and financial information.

Furthermore, the combined information set forth in the Information Circular should not be interpreted as indicative of the actual reserves, resources, financial position or other results of operations had Crocodile Gold and Newmarket operated as Amalco as at or for the periods presented.

The forward-looking statements and information are based on the opinions, assumptions and estimates of management of each of Crocodile Gold and Newmarket considered reasonable at the date the statements are made, and are inherently subject to a variety of risks and uncertainties and other known and unknown factors that could cause the actual results, performance or achievements of Amalco to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information. Such factors include: the fluctuating price of gold; success of exploration, development and operations activities; health, safety and environmental risks; risks relating to foreign operations and expropriation or nationalization of mining operations; variations in the estimation of mineral reserves and mineral resources; uncertainty relating to mineral resources; depletion of mineral reserves; the potential of production and cost overruns; risks relating to government regulation; the impact of Australian Laws regarding foreign investment; access to additional capital; volatility in the market price of Amalco’s securities; the existence of a significant shareholder of Amalco; liquidity risk; risks relating to native title and Aboriginal heritage; risks relating to the construction and development of new mines; the availability of adequate infrastructure; the availability of adequate energy sources; seasonality and unanticipated weather conditions; limitations on insurance coverage; the prevalence of competition within the mining industry; currency exchange rates (such as the Canadian dollar and the Australian dollar versus the United States dollar); risks associated with foreign mining tax regimes; risks relating to potential litigation; risks relating to the dependence of Amalco on outside parties and key management personnel; risks in the event of a potential conflict of interest; and the receipt, in a timely manner, of regulatory, third party, and Shareholder approvals in respect of the Arrangement. Although Crocodile Gold and Newmarket believe that the expectations and assumptions on which such forward-looking statements and information are based are reasonable, undue reliance should not be placed on the forward-looking statements and information because Crocodile Gold and Newmarket can give no assurance that they will prove to be correct.

Since forward-looking statements and information address future events and conditions, by their very nature they involve inherent risks and uncertainties. Although Crocodile Gold and Newmarket have attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking information, there may be other factors that cause actions, events or results not to be anticipated, estimated or intended. There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information due to a number of factors and risks. These include, but are not limited to, the risks associated with the mining industry in general, such as: changes in market conditions, variations in ore grade or recovery rates, risks relating to international operations, fluctuating metal prices and currency exchange rates, changes in project parameters, the possibility of project cost overruns or unanticipated costs and expenses, labour disputes and other risks of the mining industry, failure of plant, equipment or processes to operate as anticipated; environmental risks, including the cost of compliance with existing and future Environmental Laws; competitive actions of other companies, including increased competition from other mineral projects; labour and material shortages; and the maintenance of satisfactory relationships with unions, employee associations and joint venture partners. There are also risks inherent in the nature of the Arrangement, including: failure to realize the anticipated benefits of the Arrangement and to successfully integrate Crocodile Gold and Newmarket; the ability of Amalco to access sufficient capital from internal and external sources on favourable terms, or at all; failure to satisfy all regulatory conditions or obtain required regulatory, Shareholders and other third party approvals in respect of the Continuance and the Arrangement in a timely manner and on favourable terms or at all; changes in legislation, including but not limited to tax Laws, royalty rates and environmental regulations; failure to realize anticipated synergies or cost savings; and incorrect assessments by one Party of the value of the other Party. This Information Circular also contains forward-looking statements and information concerning the anticipated timing for and completion of the Arrangement. Crocodile Gold and Newmarket have provided these anticipated times in reliance on certain assumptions that they believe are reasonable at this time, including assumptions as to the timing of receipt of the necessary regulatory, court, Shareholder and other third party approvals and the time necessary to satisfy the conditions to the completion of the Arrangement. These dates may change for a number of reasons, including the inability to secure necessary regulatory, court or other third party approvals in the time assumed or the need for additional time to satisfy the conditions to the completion of the Arrangement. As a result of the foregoing, readers should not place undue reliance on the forward-looking statements and information contained in this Information Circular.

The information contained in this Information Circular, including the documents incorporated by reference herein, identifies additional factors that could affect the operating results and performance of Newmarket, Crocodile Gold and/or Amalco. Readers are urged to carefully consider those factors.

Readers are cautioned that the foregoing lists are not exhaustive. Readers should carefully review and consider the risk factors described under “Part I — The Arrangement — Risk Factors Related to the Arrangement”, “Part I — The Arrangement — Certain Canadian Federal Income Tax Considerations”, “Part I — The Arrangement — Certain United States Federal Income Tax Considerations”, “Part VI — Information Concerning Crocodile Gold— Risk Factors” and “Part V — Information Concerning Newmarket — Risk Factors” and other risks described elsewhere in this Information Circular. Additional information on these and other factors that could affect the operations or financial results of Newmarket, Crocodile Gold or Amalco are included in reports on file with applicable securities regulatory authorities and may be accessed through the SEDAR website at www.sedar.com under each of Crocodile Gold and Newmarket’s respective issuer profiles.

The forward-looking statements and information contained in this Information Circular are made as of the date hereof and each of Crocodile Gold and Newmarket undertake no obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise, except as required by applicable securities laws. The forward-looking information and statements contained herein are expressly qualified in their entirety by this cautionary statement.

Information for Beneficial Shareholders

The information set forth in this section is of significant importance to many Shareholders, as a substantial number of such Shareholders do not hold Shares in their own name. Beneficial Shareholders should note that only proxies deposited by Shareholders whose names appear on the records of the applicable registrar and transfer agent for Newmarket or Crocodile Gold, as applicable, as the Registered Holders of Shares can be recognized and acted upon at the applicable Meeting. If Shares are listed in an account statement provided to a Shareholder by a broker, then in almost all cases those Shares will not be registered in a holder’s name on the records of Newmarket or Crocodile Gold. Such Shares will more likely be registered under the name of the holder’s broker or an agent of that broker. In Canada, the vast majority of such Shares are registered under the name of CDS & Co. (the registration name for CDS, which acts as nominee for many Canadian brokerage firms). Shares held by brokers or their nominees can only be voted (for or against resolutions) upon the instructions of the Beneficial Shareholder. Without specific instructions, the brokers/nominees are prohibited from voting Shares for their clients. The majority of Shares held in the United States are registered in the name of Cede & Co., the nominee for The Depository Trust Company, which is the United States’ equivalent of CDS. Crocodile Gold and Newmarket generally do not know for whose benefit the Shares registered in the name of CDS & Co. or Cede & Co. are held.

Applicable regulatory policies may require intermediaries/brokers to seek voting instructions from Beneficial Shareholders in advance of shareholder meetings. Every intermediary/broker has its own mailing procedures and provides its own return instructions, which should be carefully followed by Beneficial Shareholders in order to ensure that their Shares are voted at the applicable Meeting. Often, the form of proxy supplied to a Beneficial Shareholder by its broker is identical to the form of proxy provided to Registered Holders; however, its purpose is limited to instructing the Registered Holder how to vote on behalf of the Beneficial Shareholder. The majority of brokers now delegate responsibility for obtaining instructions from clients to Broadridge. Broadridge typically mails a scannable Voting Instruction Form in lieu of the applicable form of proxy. The Beneficial Shareholder is requested to complete and return the Voting Instruction Form by mail or facsimile. Alternatively, the Beneficial Shareholder can call a toll-free telephone number or access the internet to vote the Shares held by the Beneficial Shareholder. Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of Shares to be represented at the applicable Meeting. A Beneficial Shareholder receiving a Voting Instruction Form cannot use that Voting Instruction Form to vote Shares directly at the applicable Meeting, as the Voting Instruction Form must be returned as directed by Broadridge well in advance of the applicable Meeting in order to have the Shares voted.

Although a Beneficial Shareholder may not be recognized directly at the applicable Meeting for the purpose of voting Shares registered in the name of its broker or other Intermediary, a Beneficial Shareholder may vote those Shares as a proxyholder for the Registered Holder. To do this, a Beneficial Shareholder should enter such Beneficial Shareholder’s own name in the blank space on the applicable form of proxy provided to the Beneficial Shareholder and return the document to such Beneficial Shareholder’s broker or other intermediary (or the agent of such broker or other Intermediary) in accordance with the instructions provided by such broker, intermediary or agent well in advance of the applicable Meeting.

Beneficial Shareholders should also instruct their broker or other Intermediary to complete the applicable Letter of Transmittal with respect to their Newmarket Shares and the applicable Letter of Transmittal and Election Form with respect to their Crocodile Shares, regarding the Arrangement with respect to the Beneficial Shareholder’s Shares in order to receive the Amalco Shares, in the case of Newmarket Shareholders and Amalco Shares and/or cash, in the case of Crocodile Gold Shareholders, issuable pursuant to the Arrangement in exchange for such holder’s Shares.

See “Newmarket Shareholders — Questions and Answers” and Crocodile Gold Shareholders — Questions and Answers ” accompanying this Information Circular and “Part VII — General Proxy Matters — Newmarket” and “Part VIII — General Proxy Matters — Crocodile Gold”.

Non-IFRS Measures

This Information Circular makes reference to certain non-IFRS measures. These measures are not recognized measures under IFRS, do not have a standardized meaning prescribed by IFRS and therefore may not be comparable to similar measures presented by other issuers; however, as these measures are commonly used in the mining industry, Crocodile Gold and Newmarket believe that their inclusion is useful to investors and they are measures that Crocodile Gold and Newmarket use to evaluate their respective performance and the financial positions. Investors are cautioned that these non-IFRS measures should not be construed as an alternative to the measures calculated in accordance with IFRS as, given their non-standardized meanings, they are unlikely to be comparable to similar measures presented by other issuers. Operating cash costs per ounce of gold and AISC per ounce of gold are non-IFRS measures that Crocodile Gold and Newmarket use as key performance measures to monitor performance and ability to generate cash flow. AISC is a performance measure that reflects all of the expenditures that are required to produce an ounce of gold from current operations. While there is no standardized meaning of the measure across the industry, the definition used herein conforms to the AISC definition as set out by the World Gold Council in its guidance dated June 27, 2013. The World Gold Council is a non-regulatory, nonprofit organization established in 1987 whose members include global senior mining companies. Crocodile Gold and Newmarket believe that this measure will be useful to external users in assessing operating performance and the ability to generate free cash flow from current operations. Crocodile Gold and Newmarket define AISC as the sum of operating cash costs, sustaining capital (capital required to maintain current operations at existing levels), capital lease repayments, corporate general and administrative expenses, in-mine exploration expenses and rehabilitation accretion and amortization related to current operations. AISC excludes capital expenditures for significant improvements at existing operations deemed to be expansionary in nature, exploration and evaluation related to growth projects, rehabilitation accretion and amortization not related to current operations, financing costs, debt repayments, share-based compensation not related to operations, and taxes.

Information For United States Shareholders

THE SECURITIES ISSUABLE PURSUANT TO THE ARRANGEMENT HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION OR THE SECURITIES REGULATORY AUTHORITY OF ANY STATE OF THE UNITED STATES, NOR HAS THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION OR ANY SUCH STATE SECURITIES REGULATORY AUTHORITY PASSED ON THE ADEQUACY OR ACCURACY OF THIS INFORMATION CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

The common shares of Amalco to be issued under the Arrangement are being issued in reliance on the exemption from registration set forth in Section 3(a)(10) of the U.S. Securities Act on the basis of the approval of the Court, which will be informed of the intention to rely on the exemption provided by Section 3(a)(10) of the U.S. Securities Act and will consider, among other things, the substantive and procedural fairness of the Arrangement to the Newmarket Shareholders and Crocodile Gold Shareholders. The solicitation of proxies for the Crocodile Gold Meeting and the Newmarket Meeting are not subject to the requirements of Section 14(a) of the U.S. Exchange Act. Accordingly, the solicitations and transactions contemplated in this Information Circular are made in the United States for securities of Canadian issuers in accordance with Canadian corporate and securities laws, and this Information Circular has been prepared solely in accordance with disclosure requirements applicable in Canada. Newmarket Shareholders and Crocodile Gold Shareholders in the United States should be aware that such requirements are different from those of the United States applicable to registration statements under the U.S. Securities Act and proxy statements under the U.S. Exchange Act.

The enforcement by investors of civil liabilities under the U.S. Securities Laws may be affected adversely by the fact that Crocodile Gold and Newmarket are organized or incorporated under the laws of Provinces of Canada, that most of the officers and directors of Crocodile Gold and Newmarket are residents of countries other than the United States, that most or all of the experts named in this Information Circular are residents of countries other than the United States, and that substantially all of the assets of Crocodile Gold and Newmarket are located outside the United States. As a result, it may be difficult or impossible for Newmarket Shareholders and Crocodile Gold Shareholders to effect service of process within the United States upon Crocodile Gold and Newmarket, their respective officers or directors or the experts named herein, or to realize against them upon judgments of courts of the United States predicated upon civil liabilities under U.S. Securities Laws. In addition, Newmarket Shareholders and Crocodile Gold Shareholders should not assume that the courts of Canada: (a) would enforce judgments of United States courts obtained in actions against such persons predicated upon civil liabilities under the U.S. Securities Laws; or (b) would enforce, in original actions, liabilities against such persons predicated upon civil liabilities under the U.S. Securities Laws.

The financial statements and information included or incorporated by reference in this Information Circular have been prepared in accordance with IFRS and are subject to Canadian auditing and auditor independence standards and thus may not be comparable to financial statements prepared in accordance with United States generally accepted accounting principles and auditor independence standards.

Newmarket Shareholders and Crocodile Gold Shareholders who are resident in, or citizens of, the United States are advised to review the summary contained in this Information Circular under the heading “Part I – The Arrangement — Certain United States Federal Income Tax Considerations” and to consult their own tax advisors to determine the particular United States tax consequences to them of the Arrangement in light of their particular situation, as well as any tax consequences that may arise under the laws of any other relevant foreign, state, local, or other taxing jurisdiction.

The Amalco Shares to be issued pursuant to the Arrangement will be freely tradable under the U.S. Securities Act, except by persons who are “affiliates” of Amalco after the Arrangement or were affiliates of Newmarket or Crocodile Gold within 90 days prior to completion of the Arrangement. Any resale of such common shares of Amalco by such an affiliate (or, if applicable, former affiliate) may be subject to the registration requirements of the U.S. Securities Act, absent an exemption therefrom, as further described in this Information Circular under the heading “Part I – The Arrangement – Regulatory Matters and Securities Law Matters – United States”.

The exemption from the registration requirements of the U.S. Securities Act provided by Section 3(a)(10) thereof does not exempt the issuance of securities upon the exercise of securities that were previously issued pursuant to Section 3(a)(10) of the U.S. Securities Act. In addition, the common shares of Amalco issuable upon exercise of the Crocodile Gold Options, Crocodile Gold Warrants, Newmarket Options and Newmarket Warrants may not be issued in reliance upon the exemption from the registration requirements of the U.S. Securities Act provided by Section 3(a)(10) thereof and the Crocodile Gold Options, Crocodile Gold Warrants, Newmarket Options and Newmarket Warrants may only be exercised pursuant to an available exemption from the registration requirements of the U.S. Securities Act and applicable state securities laws. Prior to the issuance of common shares of Amalco pursuant to any such exercise after the Effective Time, Amalco may require evidence (which may include in an opinion of counsel) reasonably satisfactory to Amalco to the effect that the issuance of such common shares of Amalco does not require registration under the U.S. Securities Act or applicable state securities laws. See “Part I – The Arrangement – Regulatory Matters and Securities Law Matters – United States”

Amalco Shares received upon exercise of the Crocodile Gold Options, Crocodile Gold Warrants, Newmarket Options and Newmarket Warrants after the Effective Time by holders in the United States or who are U.S. Persons will be “restricted securities”, as such term is defined in Rule 144 under the U.S. Securities Act, and may not be resold unless such securities are registered under the U.S. Securities Act and all applicable state securities laws or unless an exemption from such registration requirements is available.

The Newmarket Options, the Newmarket Warrants, the Crocodile Gold Options, the Crocodile Gold Warrants, Crocodile Gold PSUs, Convertible Debentures and any securities issuable upon exercise of such securities have not been and will not be registered under the U.S. Securities Act or applicable state securities laws. As a result, Newmarket Options, Newmarket Warrants, Crocodile Gold Options, Crocodile Gold Warrants, Convertible Debentures, and Crocodile Gold PSUs may not be exercised in the United States or by or on behalf of a U.S. Person, nor may any securities upon such exercise be offered or resold in the United States or to or for the account of a U.S. Person, except pursuant to a registration statement under the U.S. Securities Act or an exemption from such registration requirements or in a transaction not subject to the registration requirements of the U.S. Securities Act.

Completion of the transactions described herein may have tax consequences under the laws of both the United States and Canada. Certain consequences for Newmarket Shareholders and Crocodile Gold Shareholders who are resident in, or citizens of, Canada or the United States are described in other sections of this Information Circular. All shareholders are advised to consult their tax advisors to determine any particular Canadian and United States tax consequences to them of the transactions to be effected in connection with the Arrangement, in light of their particular situation, as well as any tax consequences that may arise under the laws of any other relevant foreign, state, local or other taxing jurisdiction.

The financial statements and information included or incorporated by reference in this Circular have been prepared in accordance with IFRS (as defined herein) and are subject to Canadian auditing and auditor independence standards and thus may not be comparable to financial statements prepared in accordance with United States standards.

Information concerning the mineral properties of Crocodile Gold and Newmarket has been prepared in accordance with the requirements of Canadian Securities Laws, which differ in material respects from the requirements of U.S. Securities Laws applicable to U.S. companies subject to the reporting and disclosure requirements of the SEC. Under SEC standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time of the reserve determination, and the SEC does not recognize the reporting of mineral deposits which do not meet the SEC’s Industry Guide 7 (“Industry Guide 7”) definitions of “proven” or “probable” reserve. In accordance with NI 43-101, the terms “mineral reserve”, “proven mineral reserve”, “probable mineral reserve”, “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” used in this Circular or in the documents incorporated by reference in this Information Circular are defined in CIM. In particular, while the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are recognized and required by NI 43-101, the Industry Guide 7 does not recognize mineral resources that are not “proven” or “probable” and generally U.S. companies are not permitted to disclose resources in their filings with the SEC. Newmarket Shareholders and Crocodile Gold Shareholders are cautioned that, except for that portion of mineral resources classified as mineral reserves, mineral resources do not have demonstrated economic value. Inferred mineral resources have a high degree of uncertainty as to their existence and as to whether they can be economically or legally mined. Under Canadian Securities Laws, estimates of inferred mineral resources may not form the basis of an economic analysis. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Newmarket Shareholders and Crocodile Gold Shareholders are cautioned not to assume that all or any part of an inferred mineral resource exists that it can be economically or legally mined, or that it will ever be upgraded to a higher category. Likewise, Newmarket Shareholders and Crocodile Gold Shareholders are cautioned not to assume that all or any part of measured or indicated mineral resources will ever be upgraded into mineral reserves.

FOR NEW HAMPSHIRE RESIDENTS: NEITHER THE FACT THAT A REGISTRATION STATEMENT OR AN APPLICATION FOR A LICENSE HAS BEEN FILED UNDER THIS CHAPTER WITH THE STATE OF NEW HAMPSHIRE NOR THE FACT THAT A SECURITY IS EFFECTIVELY REGISTERED OR A PERSON IS LICENSED IN THE STATE OF NEW HAMPSHIRE CONSTITUTES A FINDING BY THE SECRETARY OF STATE THAT ANY DOCUMENT FILED UNDER RSA 421-B IS TRUE, COMPLETE AND NOT MISLEADING. NEITHER ANY SUCH FACT NOR THE FACT THAT AN EXEMPTION OR EXCEPTION IS AVAILABLE FOR A SECURITY OR A TRANSACTION MEANS THAT THE SECRETARY OF STATE HAS PASSED IN ANY WAY UPON THE MERITS OR QUALIFICATIONS OF, OR RECOMMENDED OR GIVEN APPROVAL TO, ANY PERSON, SECURITY, OR TRANSACTION. IT IS UNLAWFUL TO MAKE, OR CAUSE TO BE MADE, TO ANY PROSPECTIVE PURCHASER, CUSTOMER, OR CLIENT ANY REPRESENTATION INCONSISTENT WITH THE PROVISIONS OF THIS PARAGRAPH.

Currency Exchange Rates

Newmarket publishes its consolidated financial statements in Canadian dollars and Crocodile Gold publishes its consolidated financial statements in U.S. dollars. In this Information Circular, unless otherwise specified or the context otherwise requires, all dollar amounts are expressed in Canadian dollars and references to “dollars”, “C$” or “$” are to Canadian dollars, references to “US$” are to United States dollars and references to “A$” are to Australian dollars.

The following table sets forth the closing, high, low and average exchange rates for the Australian dollar in terms of United States dollars for the periods indicated based on the noon spot rate of exchange as reported by the Bank of Canada.

	Three months	Year ended	Year ended	Year ended
	ended March 31,	December 31,2014	December 31, 2013	December 31,
	2015	(US$)	(US$)	2012
	(US$)			(US$)

Closing	0.7634	0.8171	0.8928	1.0392
High	0.8227	0.9449	1.0578	1.0816
Low	0.7581	0.8097	0.8858	0.9700
Average(1)	0.7860	0.9021	0.9677	1.0357

Note:
(1) Calculated as an average on the daily noon rates for each period.

On May 29, 2015, the day prior to the Record Date, the noon spot rate of exchange as reported by the Bank of Canada was A$1.00 = US$0.7659 or US1$1.00 = A$1.3056.

The following table sets forth the closing, high, low and average exchange rates for the United States dollar in terms of Canadian dollars for the periods indicated based on the noon spot rate of exchange as reported by the Bank of Canada.

	Three months	Year ended	Year ended	Year ended
	ended March 31,	December 31, 2014	December 31, 2013	December 31,
	2015	(C$)	(C$)	2012(C$)
	(C$)
Closing	1.2666	1.1601	1.0636	0.9949
High	1.2803	1.1643	1.0697	1.0418
Low	1.1728	1.0614	0.9839	0.9710
Average(1)	1.2412	1.1045	1.0299	0.9996

Note:
(1) Calculated as an average on the daily noon rates for each period.

On May 29, 2015, the day prior to the Record Date, the noon spot rate of exchange as reported by the Bank of Canada was US$1.00 = C$1.2465 or C$1.00 = US$0.8022.

The following table sets forth the closing, high, low and average exchange rates for the Australian dollar in terms of Canadian dollars for the periods indicated based on the noon spot rate of exchange as reported by the Bank of Canada.

	Three months	Year ended	Year ended	Year ended
	ended March 31,	December 31, 2014	December 31, 2013	December 31,
	2015	(C$)	(C$)	2012
	(C$)			(C$)

Closing	0.9669	0.9479	0.9496	1.0339
High	1.0024	1.0344	1.0696	1.0754
Low	0.9520	0.9414	0.9216	0.9970
Average(1)	0.9755	0.9963	0.9966	1.0353

Note:
(1) Calculated as an average on the daily noon rates for each period.

On May 29, 2015, the day prior to the Record Date, the noon spot rate of exchange as reported by the Bank of Canada was A$1.00 = C$0.9547 or C$1.00 = A$1.0474.

GLOSSARY OF TERMS

The following is a glossary of certain terms used in this Information Circular, including in the section entitled “Summary Information”.

“Acceptable Confidentiality Agreement” means a confidentiality agreement between Crocodile Gold and a third party other than Newmarket that: (i) is entered in accordance with Section 7.1 of the Arrangement Agreement; (ii) contains confidentiality restrictions that are no less favourable to Crocodile Gold than those set out in the Confidentiality Agreement; (iii) prohibits the third party from acquiring Crocodile Gold Shares; and (iv) that contains a standstill provision that is no less restrictive than that in the Confidentiality Agreement and only permits the third party to, either alone or jointly with others, to make an Acquisition Proposal to the Newmarket Board that is not publicly announced;

“Acquisition Proposal” means, other than the transactions contemplated by the Arrangement Agreement, any offer, proposal or inquiry (written or oral) to Crocodile Gold or Crocodile Gold Shareholders from any Person or group of Persons “acting jointly or in concert” (within the meaning of Section 91 of the Securities Act (Ontario)) which constitutes, or may reasonably be expected to lead to (in either case whether in one transaction or a series of transactions): (a) an acquisition from Crocodile Gold or the Crocodile Gold Shareholders of 20% or more of the voting, equity or other securities of Crocodile Gold or its Subsidiaries; (b) any direct or indirect acquisition or joint venture of assets (or any lease, license, royalty, joint venture, long term supply agreement or other arrangement having the same economic effect as a purchase or sale of assets), in a single transaction or a series of related transactions, constituting, individually or in the aggregate, 20% or more of the fair market value of the consolidated assets or 20% or more of the consolidated revenue of Crocodile Gold and its Subsidiaries taken as a whole; (c) an amalgamation, arrangement, merger, or consolidation involving Crocodile Gold or its Subsidiaries; (d) any take-over bid, issuer bid, exchange offer, recapitalization, liquidation, dissolution, reorganization or similar transaction involving Crocodile Gold or its Subsidiaries; or (e) any other transaction, the consummation of which would or could reasonably be expected to impede, interfere with, prevent or materially delay the transactions contemplated by the Arrangement Agreement or the Arrangement; except that for the purpose of the definition of “Superior Proposal”, the references in the Arrangement Agreement of “Acquisition Proposal” to “20% or more of the voting securities” shall be deemed to be references to “all or substantially all of the voting, equity or other securities”, and the references to “20% or more of the fair market value of the consolidated assets or 20% or more of the consolidated revenue” shall be deemed to be references to “all or substantially all of the assets or consolidated revenue”;

“AISC” means all-in sustaining cash costs;

“allowable capital loss” has the meaning set out in “The Arrangement — The Arrangement Agreement — Certain Canadian Federal Income Tax Considerations”;

“Amalco” means the corporation continuing as a successor to Crocodile Gold and Newmarket under the OBCA following the completion of the Arrangement contemplated by the Arrangement Agreement;

“Amalco Board” or “Board of Directors of Amalco” means the board of directors of Amalco as it may be comprised from time to time, following completion of the Arrangement;

“Amalco Broker Warrant” means any of the broker warrants to purchase Amalco Shares to be exchanged for the Broker Warrants pursuant to the Arrangement, with each Amalco Broker Warrant entitling the holder to purchase Amalco Shares at a price per Amalco Share equal to the issue price of the Subscription Receipts;

“Amalco Directors” means the directors on the Amalco Board;

“Amalco Option Plan” has the meaning ascribed to it in “Part III — New Incentive Plans”;

“Amalco Options” has the meaning ascribed to it in “Part III — New Incentive Plans”;

“Amalco Share Unit Plan” has the meaning ascribed to it in “Part III — New Incentive Plans”;

“Amalco Shareholders” means the holders of common shares in the capital of Amalco immediately following the Effective Time;

“Amalco Shares” means the common shares in the capital of Amalco immediately following the Effective Time;

“Amalgamation” means the amalgamation of Crocodile Gold and Newmarket to form Amalco pursuant to the Plan of Arrangement;

“Arrangement” means the arrangement pursuant to which Crocodile Gold and Newmarket will be amalgamated under the provisions of Sections 182 and 183 of the OBCA, all on the terms and conditions set forth in the Plan of Arrangement;

“Arrangement Agreement” means the arrangement agreement dated May 11, 2015 between Crocodile Gold and Newmarket with respect to the Arrangement, as supplemented and may be, modified or amended from time to time;

“Arrangement Resolutions” means, collectively, the Newmarket Arrangement Resolution and the Crocodile Gold Resolution substantially in the form set forth in Appendix “A” to this Information Circular;

“Articles of Arrangement” means the articles of arrangement of Crocodile Gold and Newmarket in respect of the Arrangement, required by the OBCA to be sent to the Director after the Final Order is made;

“Articles of Continuance” means the articles of continuance to be filed with the Director in connection with the Arrangement;

“BCBCA” means the Business Corporations Act (British Columbia), as amended;

“Beneficial Shareholders” means Shareholders who do not hold their respective Shares in their own name;

“Bennett Jones” means Bennett Jones LLP, legal counsel to Crocodile Gold;

“Broadridge” means Broadridge Financial Solutions, Inc.;

“Broker Warrant” means each of the broker warrants to purchase Newmarket Shares to be issued to the Underwriters in connection with the Financing, with each Broker Warrant entitling the holder upon the satisfaction of certain escrow release conditions pursuant to the Financing to purchase five Newmarket Shares at an aggregate price for every five Newmarket Shares equal to the issue price of the Subscription Receipts;

“Big Hill Project” means the Big Hill project located adjacent to the Township of Stawell in Victoria, Australia;

“Business Day” means any day, other than a Saturday, Sunday or a statutory holiday, in the Province of Ontario or the Province of British Columbia;

“Canada-US Tax Treaty” means the Canada-United States Tax Convention (1980), as amended;

“Canadian Securities Administrators” means the securities commission or other securities regulatory authority of each province and territory of Canada;

“Canadian Securities Laws” means the securities legislation and regulations thereunder of each province and territory of Canada and the rules, instruments, policies and orders of each Canadian Securities Administrator made thereunder;

“Cassels” means Cassels Brock & Blackwell LLP, legal counsel to Newmarket;

“CDS” means CDS Clearing and Depository Services Inc.;

“Certificate” means the certificate of arrangement giving effect to the Arrangement, issued pursuant to Subsection 183(2) of the OBCA after the Articles of Arrangement have been filed with the Director;

“CIM” means the Canadian Institute of Mining, Metallurgy and Petroleum;

“Code” means the Internal Revenue Code of 1986, as amended;

“Computershare” means Newmarket’s transfer agent, Computershare Investment Services Inc.;

“Confidentiality Agreement” means the confidentiality agreement dated February 20, 2015 between Crocodile Gold and Newmarket;

“Continuance” means the continuance of Newmarket from the BCBCA to the OBCA;

“Continuance Resolution” means the special resolution approving the continuance of Newmarket into the Province of Ontario from the Province of British Columbia;

“Convertible Debentures” means the convertible unsecured debentures of Crocodile Gold due April 30, 2018 in the aggregate principal amount of the $34,491,000 convertible at a price of $0.25 per Crocodile Gold Share issued pursuant to the Crocodile Gold Indenture;

“Cosmo Gold Mine” means the Cosmo Gold Mine owned by Crocodile Gold located in the in the Northern Territory, Australia;

“Court” means the Ontario Superior Court of Justice (Commercial List);

“CRA” means the Canada Revenue Agency;

“Crocodile Gold” means Crocodile Gold Corp., a corporation amalgamated under the OBCA;

“Crocodile Gold AIF” means the annual information form of Crocodile Gold dated March 31, 2015, incorporated by reference into this Information Circular;

“Crocodile Gold Annual Circular” means the management information circular of Crocodile Gold dated April 28, 2014, incorporated by reference into this Information Circular;

“Crocodile Gold Arrangement Resolution” means the special resolution in respect of the Arrangement to be voted on by Crocodile Gold Shareholders at the Crocodile Gold Meeting in substantially the form set forth in Appendix “A” to this Information Circular;

“Crocodile Gold Board” or “Board of Directors of Crocodile Gold” means the board of directors of Crocodile Gold;

“Crocodile Gold Cash Consideration” means $0.37 per Crocodile Gold Share;

“Crocodile Gold Cash Consideration Share” means in respect of a Crocodile Gold Shareholder, a Crocodile Gold Share subject to a Crocodile Gold Cash Election. The number of Crocodile Gold Cash Consideration Shares shall be subject to Proration;

“Crocodile Gold Cash Election” means the duly completed election accompanying the Letter of Transmittal by a Crocodile Gold Shareholder to receive Crocodile Gold Cash Consideration for such Crocodile Shareholder’s Crocodile Gold Shares, subject to Proration in accordance herewith;

“Crocodile Gold Consideration” means the consideration to be received by Crocodile Gold Shareholders pursuant to the Plan of Arrangement in consideration for their Crocodile Gold Shares, being for each Crocodile Gold Share either (i) 0.2456 of an Amalco Share or (ii) $0.37 in cash;

“Crocodile Gold Indenture” means the Convertible Debenture indenture dated April 5, 2013 between Crocodile Gold and Equity Financial Trust Company as may be amended from time to time;

“Crocodile Gold Meeting” means the meeting of Crocodile Gold Shareholders excepted to be held on July 6, 2015, including any adjournment or postponement thereof, that is to be convened as provided by the Interim Order to consider, and if deemed advisable approve, among other things, the Arrangement;

“Crocodile Gold Option Plan” means Crocodile Gold’s Rolling Stock Option Plan, effective May 22, 2012;

“Crocodile Gold Optionholder” means the holder of a Crocodile Gold Option;

“Crocodile Gold Options” means the options to purchase Crocodile Gold Shares granted by Crocodile Gold pursuant to the Crocodile Gold Option Plan;

“Crocodile Gold PSUs” means the phantom share units of Crocodile Gold entitling the holder to a cash payment on exercise based on the market value of the Crocodile Gold Shares on the date of exercise less the strike price of the applicable Crocodile Gold PSU;

“Crocodile Gold Share Consideration” means 0.2456 of an Amalco Share per Crocodile Gold Share other than a Crocodile Gold Cash Consideration Share;

“Crocodile Gold Share Exchange” has the meaning set forth in “Part I – The Arrangement – Certain United States Federal Income Tax Considerations”;

“Crocodile Gold Shareholders” means the holders of Crocodile Gold Shares;

“Crocodile Gold Shares” means the common shares in the capital of Crocodile Gold;

“Crocodile Gold Special Committee” means the special committee of directors of the Crocodile Gold Board, independent with respect to the proposed Arrangement, established to review strategic alternatives and make recommendations to the Crocodile Gold Board regarding the merits of any strategic alternatives including the Arrangement;

“Crocodile Gold Voting Support Agreements” mean the voting support agreements, dated May 11, 2015, between Crocodile Gold and certain officers and directors of Newmarket pursuant to which each such Newmarket Shareholder has agreed to, among other things, vote his respective Newmarket Shares for the Newmarket Arrangement Resolution, the Continuance Resolution and the New Incentive Plans Resolution;

“Crocodile Gold Warrants” means common share purchase warrants to purchase Crocodile Gold Shares;

“Damages Event” has the meaning set forth under “Part I — The Arrangement — The Arrangement Agreement — Agreement as to Damages”;

“Demand for Payment” means a written notice of a Registered Holder containing his or her name and address, the number and class of Dissenting Shares and a demand for payment of the fair value of such Shares, received by Newmarket or Crocodile Gold, as applicable;

“Depositary” means Equity Financial Trust Company or such other person as may be designated in writing by Crocodile Gold and Newmarket;

“Director” means the Director appointed under Section 278 of the OBCA;

“Dissent Notice” means the written objection of a Registered Holder to the Crocodile Gold Arrangement Resolution or the Newmarket Arrangement Resolution, as applicable, or the Continuance Resolution submitted to Newmarket or Crocodile Gold, as applicable, in accordance with the Dissent Procedures;

“Dissent Procedures” means the dissent procedures, as set forth in the Plan of Arrangement, the Interim Order and Section 185 of the OBCA and/or Sections 237 to 247 of the BCBCA, as the same may be modified by any interim order of the Court and the Final Order, and as described under “Part I — The Arrangement — Right to Dissent”;

“Dissent Rights” means the rights of dissent provided to a Registered Shareholder under Section 185 of the OBCA or Sections 237 to 247 of the BCBCA, as applicable, as modified by the Interim Order;

“Dissenting Crocodile Gold Shareholder” means a registered Crocodile Gold Shareholder who has validly exercised his, her, or its rights of dissent pursuant to Section 3.1 of the Plan of Arrangement and which rights of dissent remain valid immediately prior to the Effective Time;

“Dissenting Newmarket Shareholder” means a Registered Holder of Newmarket Shares who has validly exercised his, her, or its rights of dissent pursuant to Section 3.2 of the Plan of Arrangement and which rights of dissent remain valid immediately prior to the Effective Time;

“Dissenting Non-Resident Holder” has the meaning set out in “Part I — The Arrangement — The Arrangement Agreement — Certain Canadian Federal Income Tax Considerations”;

“Dissenting Resident Shareholder” has the meaning set out in “Part I — The Arrangement — The Arrangement Agreement — Certain Canadian Federal Income Tax Considerations”;

“Dissenting Shareholders” means Registered Holders who validly exercise Dissent Rights and whose Dissent Rights remain valid immediately prior to the Effective Time;

“Dissenting Shares” means Shares in respect of which a Dissenting Shareholder has validly exercised Dissent Rights;

“Dufour Employment Agreement” means the executive employment agreement between Robert Dufour and Crocodile Gold dated June 29, 2012;

“Effective Date” means the date shown on the Certificate issued by the Director, which as of the date hereof is anticipated to be on or about July 10, 2015;

“Effective Time” means 12:01 a.m. (Toronto Time) on the Effective Date;

“Election Deadline” means 4:30 p.m. (Toronto time) on July 2, 2015 or, if the Crocodile Gold Meeting is adjourned or postponed, not later than 48 hours (excluding Saturdays, Sundays and holidays) prior to the Crocodile Gold Meeting;

“Environmental Laws” means, with respect to any Person or its business, activities, property, assets or undertaking, all Laws, including the common law, relating to environmental or occupational health and safety matters in the jurisdictions applicable to such Person or its business, activities, property, assets or undertaking, including requirements governing the reduction of greenhouse gas emissions, the use and storage of Hazardous Substances and any requirements relating to land use, planning, heritage coastal protection, water catchments, pollution of air or waters, soil or groundwater contamination, chemicals, waste, building regulations, public health and safety, noxious weeds, or any other aspect relating to the protection of the environment;

“Equity” means Crocodile Gold’s transfer agent, Equity Financial Trust Company;

“Exchanges” means the TSX and the TSXV and “Exchange” means any one of them as the context requires;

“Fairness Opinions” means the GMP Fairness Opinion and Salman Fairness Opinion;

“FATA” means the Australian Foreign Acquisitions and Takeovers Act 1975 (Cth), as amended;

“Final Order” means the order of the Court approving the Arrangement under Section 182 of the OBCA, in form and substance acceptable to Crocodile Gold and Newmarket, each acting reasonably, after a hearing upon the procedural and substantive fairness of the terms and conditions of the Arrangement, as such order may be affirmed, amended, modified, supplemented or varied by the Court (with the consent of both Crocodile Gold and Newmarket, each acting reasonably) at any time prior to the Effective Date or, if appealed, as affirmed or amended (provided that any such amendment is acceptable to both Crocodile Gold and Newmarket, each acting reasonably) on appeal unless such appeal is withdrawn, abandoned or denied;

“Financing” means the underwritten private placement of Subscription Receipts that will be completed on or about June 12, 2015 by Newmarket at an offering price of $1.25 per Subscription Receipt for gross proceeds of $24,800,000, pursuant to the Underwriting Agreement and a concurrent non-brokered private placement of Subscription Receipts of $200,000, in each case the proceeds of which are to be placed into escrow and released to the Depositary to satisfy the Crocodile Gold Cash Consideration at the Effective Time and the cash commission payable to the Underwriters, with any remaining funds to be released to Amalco;

“FIRB” means the Foreign Investment Review Board of Australia;

“FIRB Policy” means the Australian Government’s Foreign Investment Policy;

“Form of Proxy” means the form of proxy accompanying this Information Circular;

“Fosterville Gold Mine” means the Fosterville Gold Mine owned by Crocodile Gold located in Victoria, Australia;

“GMP” means GMP Securities L.P., financial advisor to the Newmarket Board;

“GMP Engagement Agreement” means the agreement between Newmarket and GMP dated March 17, 2015 whereby GMP was retained to provide the GMP Fairness Opinion;

“GMP Fairness Opinion” means the opinion of GMP which was also provided to the Newmarket Board, dated May 11, 2015, a copy of which is attached to this Information Circular as Appendix “D”;

“Governmental Entity” means: (a) any multinational or supranational body or organization, sovereign nation, government, state, province, country, territory, municipality, quasi-government, administrative, judicial or regulatory entity, agency, board, body, bureau, commission (including any Securities Regulators), instrumentality, court, or tribunal or any political subdivision thereof, or any central bank (or similar monetary or regulatory authority) thereof, any taxing authority, any ministry or department or agency of any of the foregoing; (b) any entity exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government, including any court; (c) any self-regulatory organization or stock exchange, including, without limitation, the Exchanges; or (d) any corporation or other entity owned, controlled or directed by, directly or indirectly, through stock or capital ownership or otherwise, by any of the forgoing entities;

“Hazardous Substances” means any pollutant, contaminant, waste or chemical or any toxic, radioactive, ignitable, corrosive, reactive or otherwise hazardous or deleterious substance, waste or material, including cyanide, cyanide related compounds, petroleum, polychlorinated biphenyls, asbestos and urea-formaldehyde insulation, and any other material, substance, pollutant or contaminant regulated or defined under any Environmental Law as a hazardous substance;

“Holder” has the meaning set forth in “Part I — The Arrangement — Certain Canadian Federal Income Tax Considerations”;

“IFRS” means International Financial Reporting Standards issued by the International Accounting Standards Board;

“Industry Guide 7” means the SEC’s Industry Guide 7;

“Initial Election Date” means such date as agreed by the Parties and communicated in this Information Circular and shall be at least two Business Days prior to the date of the Crocodile Gold Meeting, unless otherwise amended in writing by Crocodile Gold and Newmarket;

“Information Circular” means this joint management information circular dated June 2, 2015, together with all appendices hereto, distributed by Crocodile Gold and Newmarket in connection with the Meetings;

“Interested Parties” means Newmarket, Crocodile Gold, and any of their respective associates or affiliates;

“Interim Order” means the interim order of the Court dated June 2, 2015, after being informed of the intention to rely upon the exemption from registration under Section 3(a)(10) of the U.S. Securities Act with respect to the Amalco Shares issued pursuant to the Arrangement, providing for, among other things, the calling of the Meetings, attached as Appendix “F” hereto;

“Intermediary” includes a broker, investment dealer, bank, trust company, nominee or other intermediary with whom the Non-Registered Holder deals with respect to his, her, or its Shares;

“Lamond Employment Agreement” means the executive employment agreement between Rodney Lamond and Crocodile Gold dated July 31, 2013;

“Laws” means all laws, by-laws, statutes, rules, regulations, principles of law, orders, ordinances, protocols, codes, guidelines, policies, notices, directions and judgments or other requirements and the terms and conditions of any grant of approval, permission, authority or license of any Governmental Entity (including any of the Exchanges) or self-regulatory authority, to the extent each of the foregoing have the force of law, and the term “applicable” with respect to such Laws and in a context that refers to one or more Parties, means such Laws as are applicable to such Party or its business, undertaking, property or securities and emanate from a Person having jurisdiction over the Party or Parties or its or their business, undertaking, property or securities; and “Laws” includes Environmental Laws;

“Letter of Intent” means the agreement entered into between Crocodile Gold and Newmarket dated April 28, 2015 providing for the negotiation of the Parties of the Arrangement Agreement and other matters;

“Letter of Transmittal” means the letter of transmittal provided to Registered Holders of Newmarket Shares pursuant to which such holders are required to deliver certificate(s) representing their respective Newmarket Shares representing Amalco Shares issuable to each of them pursuant to the Arrangement;

“Letter of Transmittal and Election Form” means the letter of transmittal and election form provided to Registered Holders of Crocodile Gold Shares pursuant to which such holders are required to deliver certificate(s) representing their respective Crocodile Gold Shares representing Amalco Shares issuable to each of them pursuant to the Arrangement;

“Luxor” means Luxor Capital Group LP and its affiliates;

“Material Adverse Change” or “Material Adverse Effect” means, with respect to any Person, any fact or state of facts or circumstance, change, effect, occurrence or event which: (a) either individually is or in the aggregate are, or individually or in the aggregate could reasonably be expected to be, material and adverse to the business, development and operations, continued ownership, results of operations, properties, assets, liabilities, obligations (whether absolute, accrued, conditional or otherwise) or condition (financial or otherwise) of such Person and its Subsidiaries, on a consolidated basis, except to the extent of any fact or state of facts, circumstance, change, effect, occurrence or event resulting from or arising in connection with: (i) the announcement of the execution of the Arrangement Agreement or the transactions contemplated thereby; (ii) any change in IFRS; (iii) changes, developments or conditions in or relating to general Canadian or Australian political, economic or financial capital market conditions; (iv) changes affecting the global gold mining industry generally; (v) acts of God, natural disaster or the commencement, occurrence or continuation of any war, armed hostilities or act of terrorism, provided, however, that with respect to clauses (ii), (iii), (iv) and (v) such matter does not have a materially disproportionate effect on the Person and its Subsidiaries, taken as a whole, relative to comparable entities operating in the gold mining industry; or (b) either individually or in the aggregate prevents, or individually or in the aggregate could reasonably be expected to prevent, the Person from performing its material obligations under the Arrangement Agreement in any material respect;

“Material Properties” means, in the case of Crocodile Gold, the Cosmo Gold Mine, the Maud Creek Project, the Burnside Gold Project and the Base Metal Project, the Pine Creek Gold Project and the Union Reefs Gold Project in the Northern Territory, Australia and the Fosterville Gold Mine, the Stawell Gold Mine and the Big Hill Project in the State of Victoria, Australia, and in the case of Newmarket, the Point Leamington project in north-central Newfoundland;

“Maud Creek Project” means the Maud Creek project owned by Crocodile Gold located in Victoria, Australia;

“Maximum Cash” means $20,000,000;

“Meetings” means, collectively, the Crocodile Gold Meeting and the Newmarket Meeting and any adjournment(s) thereof and

“Meeting” means, as applicable, the Crocodile Gold Meeting and the Newmarket Meeting;

“Meridian” means Meridian Compensation Partners;

“MI 61-101” means Multilateral Instrument 61-101 — Protection of Minority Securityholders in Special Transactions;

“Mining Business” means the business of exploring, developing, operating and/or investing in mining properties and operations for the production, smelting, marketing and distribution of base metals, precious metals and minerals;

“New Incentive Plans” means the Amalco Option Plan and the Amalco Share Unit Plan for new directors, officers, employees, advisors and consultants of Amalco to become effective at the Effective Time;

“New Incentive Plans Resolution” means the resolution related to the New Incentive Plans substantially in the form set out in Appendix “C” hereto;

“Newmarket” means Newmarket Gold Inc., a company amalgamated under the BCBCA;

“Newmarket AIF” means the annual information form of Newmarket dated May 27, 2015 incorporated by reference into this Information Circular;

“Newmarket Annual Circular” means the management information circular of Newmarket dated June 4, 2014, incorporated by reference into this Information Circular;

“Newmarket Arrangement Resolution” means the special resolution in respect of the Arrangement to be voted on by Newmarket Shareholders at the Newmarket Meeting in substantially the form set forth in Appendix “A” to this Information Circular;

“Newmarket Board” or “Board of Directors of Newmarket” means the board of directors of Newmarket as it may be comprised from time to time;

“Newmarket Consideration” means 0.2 of an Amalco Share per Newmarket Share;

“Newmarket Meeting” means such meeting or meetings of the Newmarket Shareholders, including any adjournment or postponement thereof, that is to be convened as provided by the Interim Order to consider, and if deemed advisable approve, among other things, the Arrangement, the Continuance and the New Incentive Plans Resolution;

“Newmarket Option Plan” means Newmarket’s Amended Stock Option Plan, dated June 4, 2014;

“Newmarket Optionholder” means the holder of a Newmarket Option;

“Newmarket Options” means the options to purchase Newmarket Shares granted by Newmarket pursuant to the provisions of the Newmarket Option Plan;

“Newmarket Shares” means the common shares in the capital of Newmarket;

“Newmarket Shareholders” means the holders from time to time of the Newmarket Shares;

“Newmarket Voting Support Agreements” mean the voting support agreements, dated May 11, 2015, between Newmarket and the executive officers and directors of Crocodile Gold and Luxor, pursuant to which each such Crocodile Shareholder has agreed to, among other things, vote his or her respective Crocodile Gold Shares for the Crocodile Arrangement Resolution and the New Incentive Plans Resolution;

“Newmarket Warrants” means common share purchase warrants to purchase Newmarket Shares;

“NI 43-101” means National Instrument 43-101 — Standards of Disclosure for Mineral Projects;

“Non-Electing Shareholder” has the meaning set forth in “Part I — The Arrangement — Certain United States Federal Income Tax Considerations”;

“Non-Registered Holder” means a non-registered Beneficial Shareholder whose Shares are held through an Intermediary;

“Non-U.S. Holder” has the meaning set forth in “Part I – The Arrangement – Certain United States Federal Income Tax Considerations”;

“Notice of Application” means the notice of application to the Court for the Final Order, which is attached as Appendix “G” to this Information Circular;

“Notice of Meeting” means, as applicable, the notice of special meeting of Newmarket Shareholders or the Notice of Special Meeting of Crocodile Gold Shareholders which accompanies this Information Circular;

“Notice Shares” has the meaning set out in “Part II — The Continuance — BCBCA Rights of Dissent in Respect of the Continuance Resolution”;

“Notice to Proceed” has the meaning set out in “Part II — The Continuance — BCBCA Rights of Dissent in Respect of the Continuance Resolution”;

“OBCA” means the Business Corporations Act (Ontario), as amended;

“other Party” means: (i) with respect to Crocodile Gold, Newmarket; and (ii) with respect to Newmarket, Crocodile Gold;

“Parties” means, collectively, Crocodile Gold and Newmarket, and “Party” means Crocodile Gold or Newmarket, as the case may be;

“Person” includes an individual, firm, trust, partnership, association, corporation, joint venture, trustee, executor, administrator, legal representative or government (including any Governmental Entity);

“PFIC” has the meaning set forth in “Part I – The Arrangement – Certain United States Federal Income Tax Considerations”;

“PFIC-for-PFIC Exception” has the meaning set forth in “Part I — The Arrangement — Certain United States Federal Income Tax Considerations”;

“Plan” or “Plan of Arrangement” means the plan of arrangement attached as Appendix “H” to this Information Circular, as amended, varied or supplemented from time to time in accordance with the terms thereof or at the discretion of the Court in the Final Order;

“Preferred Shares” means the preferred shares of Amalco;

“prior PFIC years” has the meaning set forth in “Part I — The Arrangement — Certain United States Federal Income Tax Considerations”;

“Proposed Amendments” means all specific proposals to amend the Tax Act which have been publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date of this Information Circular;

“Proration” means the adjustment that will apply if the aggregate amount of the Crocodile Gold Cash Consideration that would be paid to Crocodile Gold Shareholders in respect of their Crocodile Gold Shares in accordance with their Crocodile Gold Cash Elections would exceed the Maximum Cash. If Proration applies, the number of Crocodile Gold Shares sold by each Crocodile Gold Shareholder who has made a Crocodile Gold Cash Election for Crocodile Gold Cash Consideration shall be deemed to be equal to the lowest whole number equalling the total Crocodile Gold Shares with respect to which such Crocodile Gold Shareholder has made a Crocodile Gold Cash Election multiplied by a fraction, the numerator of which is the Maximum Cash and the denominator of which is the aggregate amount of Crocodile Gold Cash Consideration otherwise payable to all Crocodile Gold Shareholders who have so elected;

“QFC” has the meaning set forth in “Part I – The Arrangement – Certain United States Federal Income Tax Considerations”;

“Record Date” means, in respect of both the Crocodile Gold Meeting and the Newmarket Meeting, the close of business on June 1, 2015;

“Registered Holder” means, as applicable, the Person whose name appears on the register of Newmarket as the owner of Newmarket Shares or whose name appears on the register of Crocodile Gold as the owner of Crocodile Gold Shares, as the case may be;

“Regulation S” means Regulation S under the U.S. Securities Act;

“Release Conditions” has the meaning set forth in “Part I — The Arrangement — Source of Funds for the Arrangement”;

“Reorganization” means a “reorganization” within the meaning of Section 368(a) of the Code;

“Representatives” has the meaning ascribed to that term in the Arrangement Agreement;

“Resident Holder” has the meaning set forth in “Part I — The Arrangement — Certain Canadian Federal Income Tax Considerations”;

“RRIF” means a registered retired income fund;

“RRSP” means a registered retirement savings plan;

“Salman” means Salman Partners Inc., financial advisor to Crocodile Gold;

“Salman Engagement Agreement” means the agreement between Salman and Crocodile Gold whereby Salman was retained to provide the Salman Fairness Opinion;

“Salman Fairness Opinion” means the opinion of Salman provided to the Crocodile Gold Board and Crocodile Gold Special Committee, dated May 11, 2015, a copy of which is attached as Appendix “E” to this Information Circular;

“SEC” means the United States Securities and Exchange Commission;

“Securities Regulators” means all applicable securities regulatory authorities, including collectively the Canadian Securities Administrators;

“SEDAR” means the System for Electronic Document Analysis and Retrieval;

“Share Units” has the meaning ascribed to it in “Part III — New Incentive Plans”;

“Shareholders” means, collectively, Newmarket Shareholders and Crocodile Gold Shareholders;

“Shares” means, collectively, Newmarket Shares and Crocodile Gold Shares;

“Stawell Gold Mine” means the Stawell Gold Mine owned by Crocodile Gold located in Victoria, Australia;

“Subscription Receipts” means the subscription receipts to be offered by Newmarket in connection with the Financing, with each subscription receipt to be automatically converted (for no further consideration and with no further action on the part of the holder thereof) into five Newmarket Shares upon the satisfaction of certain escrow release conditions which Newmarket Shares will then be automatically converted (for no further consideration and with no further action on the part of the holder thereof) into one Amalco Share at the Effective Time pursuant to the Arrangement;

“Subsidiary” means, with respect to a specified body corporate, any body corporate of which more than 50% of the outstanding shares ordinarily entitled to elect a majority of the board of directors thereof (whether or not shares of any other class or classes shall or might be entitled to vote upon the happening of any event or contingency) are at the time owned directly or indirectly by such specified body corporate and shall include any body corporate, partnership, joint venture or other entity over which such specified body corporate exercises direction or control or which is in a like relation to a subsidiary;

“Superior Proposal” has the meaning set forth under “Part I — The Arrangement — The Arrangement Agreement — Mutual Covenants Regarding Non-Solicitation”;

“taxable capital gain” has the meaning set out in “Part I — The Arrangement — The Arrangement Agreement —Certain Canadian Federal Income Tax Considerations”;

“Tax Act” means the Income Tax Act (Canada), as amended, including the regulations promulgated thereunder, as amended from time to time;

“Termination Fee” has the meaning set out in “Part I — The Arrangement — Risk Factors Related to the Arrangement”;

“TFSA” has the meaning set out in “Part I — The Arrangement — The Arrangement Agreement — Certain Canadian Federal Income Tax Considerations”;

“TSX” means the Toronto Stock Exchange;

“TSXV” means the TSX Venture Exchange;

“Underwriters” means GMP and BMO Nesbitt Burns Inc. as co-lead underwriters and joint bookrunners and Haywood Securities Inc. and RBC Dominion Securities Inc.;

“Underwriting Agreement” means the underwriting agreement in respect of the brokered component of the Financing dated June 1, 2015 among Newmarket and the Underwriters;

“United States” or “U.S.” means the United States, as defined in Rule 902(l) under Regulation S;

“U.S. Exchange Act” means the United States Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder;

“U.S. Holders” has the meaning set forth in “Part I — The Arrangement — Certain United States Federal Income Tax Considerations”;

“U.S. Person” means a “U.S. Person” as such term is defined in Regulation S under the U.S. Securities Act;

“U.S. Securities Act” means the United States Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder;

“U.S. Securities Laws” means federal and state securities legislation of the United States and all rules, regulations and orders promulgated thereunder;

“Voting Support Agreements” mean the Newmarket Voting Support Agreements and the Crocodile Gold Voting Support Agreements; and

“Voting Instruction Form” means the voting instruction form provided by Broadridge to Beneficial Shareholders.

Words importing the singular number include the plural and vice versa.

CONVENTIONS

Certain terms used herein are defined in the “Glossary of Terms”. All financial information herein has been presented in Canadian dollars in the case of Newmarket and in United States dollars in the case of Crocodile Gold, in accordance with IFRS unless otherwise indicated.

SUMMARY INFORMATION

The following is a summary of certain information contained elsewhere in this Information Circular, including the appendices hereto, and is qualified in its entirety by reference to the more detailed information contained or referred to elsewhere in this Information Circular or in the appendices hereto, as applicable. Capitalized terms not otherwise defined herein are defined in the “Glossary of Terms”.

Newmarket

Newmarket is a Canadian gold company focused on creating shareholder value through the acquisition of quality gold production opportunities and outstanding development stage assets in mining friendly, politically stable jurisdictions world-wide. Newmarket was founded by an experienced group of dealmakers, mine developers, financiers and capital markets professionals and is focused on a disciplined approach to asset acquisition and growth.

See “Part V — Information Concerning Newmarket”.

Crocodile Gold

Crocodile Gold is a Canadian-listed gold mining and exploration company with three operating mines in Australia. The objective of Crocodile Gold is to continue to focus on the safe and profitable operating performance from its three operating mines, the Fosterville Gold Mine and the Stawell Gold Mine in the State of Victoria and the Cosmo Gold Mine in the Northern Territory. Crocodile Gold’s primary goal of sustainable operating performance is achieved through building confidence in its mine plans, continuing with prudent cost management controls and targeted exploration and resource development. Sustainable operating performance from Crocodile Gold’s current assets is a critical step in supporting the future growth toward the five-year strategy of Crocodile Gold.

See “Part VI — Information Concerning Crocodile Gold”.

The Newmarket Meeting

The Newmarket Meeting will be held at the offices of Cassels Brock & Blackwell LLP, Suite 2200, HSBC Building, 885 West Georgia Street, Vancouver, British Columbia V6C 3E8, at 8:00 a.m. (Vancouver Time) on July 6, 2015, for the purposes set forth in the accompanying applicable Notice of Special Meeting. The only items of business at the Newmarket Meeting will be to consider and vote upon the Continuance Resolution, the Newmarket Arrangement Resolution, and the New Incentive Plans Resolution.

See “Part I — The Arrangement”.

The Crocodile Gold Meeting

The Crocodile Gold Meeting will be held at Bennett Jones LLP, Suite 3400 One First Canadian Place, Toronto, Ontario at 10:00 a.m. (Toronto Time) on July 6, 2015, for the purposes set forth in the accompanying applicable Notice of Special Meeting. The only items of business at the Crocodile Gold Meeting will be to consider and vote upon the Crocodile Arrangement Resolution and the New Incentive Plans Resolution.

See “Part I — The Arrangement”.

Reasons for Recommendation by Newmarket

After careful consideration, the Newmarket Board has determined after consultation with its financial and legal advisors, that the Arrangement is fair, from a financial point of view, to Newmarket Shareholders, and that it is in the best interests of Newmarket to support and facilitate the Arrangement and enter into the Arrangement Agreement. Accordingly, the Newmarket Board unanimously recommends that Newmarket Shareholders vote FOR the Newmarket Arrangement Resolution.

In reaching its determinations described above, the Newmarket Board reviewed the Arrangement and consulted with senior management, legal counsel and financial advisors and reviewed a significant amount of information and considered a number of factors, including, among other things, the following:

•	Experienced operating team: Focused on operational excellence, cost reduction and reserve and resource replacement evidenced by Crocodile Gold’s seven consecutive quarters of production over 53,000 ounces, and increased profitability and positive free cash flow, as at the first quarter of 2015.

•	Demonstrated ability of the operational team to lower costs and generate cash: Operating cash costs have decreased 41% since 2012 to US$683/oz in the first quarter of 2015 and AISC per ounce have decreased 44% to US$938/oz in the first quarter of 2015. Guidance for 2015 operating cash cost has been set at US$780 – US$860/oz and AISC guidance at US$1,020 – US$1,100/oz. Crocodile Gold generated US$74,200,000 in cash from operations in 2014 and a further US$27,500,000 in the first quarter of 2015 alone. Amalco management expects the implementation of optimization efforts to lead to further declines in operating costs and superior cash flow generation.

•	Large resource base with track record of resource conversion: Sustainable mining model supported by consolidated measured and indicated gold resources of approximately 4.8 million ounces and a history of replacing depleting reserves. Potential to realize additional value through exploration of over 4,000km2 of prospective landholdings in known gold fields with brownfield development capability. The Northern Territory and the State of Victoria where the Crocodile Gold Mines are located have produced approximately 60 million ounces of gold to date.

•	Execution of a gold consolidation strategy: The Arrangement establishes a material platform for the acquisition of high quality gold production assets and development opportunities. Amalco Shareholders will participate in future value creation and growth opportunities.

•	Strong foundation of producing gold assets: Crocodile Gold’s strong asset base provides sustainable annual production with 2015 production guidance of 205,000 – 220,000 gold ounces from well-established operations in Australia, a world-class politically stable mining jurisdiction.

•	Compelling value proposition: Amalco will be well positioned among mid-tier gold-producing companies with an attractive relative valuation on net asset value, cash flow, resource, and production multiples.

See “Part I — The Arrangement — Reasons for Recommendation by Newmarket”.

Reasons for Recommendations by Crocodile Gold

After careful consideration, the Crocodile Gold Board has determined, upon recommendation of the Crocodile Gold Special Committee and after consultation with its financial and legal advisors, that the Arrangement is fair, from a financial point of view, to Crocodile Gold Shareholders, and that it is in the best interests of Crocodile Gold to support and facilitate the Arrangement and enter into the Arrangement Agreement. Accordingly, the Crocodile Gold Board unanimously recommends that Crocodile Gold Shareholders vote FOR the Crocodile Gold Arrangement Resolution.

In the course of its strategic review of possible transactions, the Crocodile Gold Board formed the Crocodile Gold Special Committee which, among other things, reviewed the Arrangement and consulted with senior management, legal counsel and financial advisors and reviewed a significant amount of information with respect to the proposed combination of the companies and other strategic alternatives and considered a number of factors and risks associated with completing the Arrangement.

See “Part I — The Arrangement — Reasons for Recommendation by Crocodile Gold”.

Newmarket Background to the Arrangement

The Newmarket Board and senior management of Newmarket have, over the past 18 months, been focused on creating a new gold industry consolidator. As part of these continuous efforts to seek and evaluate strategic business opportunities consistent with Newmarket’s acquisition strategy, Newmarket entered into discussions with Crocodile Gold, culminating, after lengthy negotiations among representatives of Crocodile Gold and Newmarket and their respective legal advisors, in the entering into of the Arrangement Agreement, representing the first step in Newmarket’s consolidation strategy.

See “Part I — The Arrangement — Background to the Arrangement”.

Crocodile Gold Background to the Arrangement

The Crocodile Gold Board and senior management of Crocodile have, over the past 18 months, been focused on a strategic review process with respect to increasing value for Crocodile Gold Shareholders. As part of this process Crocodile Gold entered into discussions with Newmarket, culminating, after lengthy negotiations among representatives of Crocodile Gold and Newmarket and their respective legal advisors, in the entering into of the Arrangement Agreement.

See “Part I — The Arrangement — Background to the Arrangement”.

Anticipated Benefits of the Arrangement

•	Execution of a gold consolidation strategy: The Arrangement establishes a material platform for the acquisition of high quality gold production assets and development opportunities. Amalco Shareholders will participate in future value creation and growth opportunities.

•	Proven management team and Amalco Board: the Amalco management team and the Amalco Board have extensive experience in the mining industry with a long history of substantial shareholder value creation and demonstrated capabilities in financing, acquiring, and developing open pit and underground mines across the globe.

•	Enhanced capital markets exposure and access to capital: the Amalco management team and the Amalco Board have high visibility in the mining industry and significant relationships with key investors and analysts that will help attract strong retail and institutional support. Management’s financial backing and proven ability to raise capital creates a unique operating company that can rapidly transact on value accretive gold opportunities.

•	Compelling value proposition: Amalco will be well positioned among mid-tier gold-producing companies with an attractive relative valuation on net asset value, cash flow, resource, and production multiples.

See “Part I — The Arrangement — Anticipated Benefits of the Arrangement”.

GMP Fairness Opinion

GMP was formally retained by Newmarket pursuant to the GMP Engagement Agreement to provide the Newmarket Board with the GMP Fairness Opinion.

See “Part I — The Arrangement — Fairness Opinions — GMP Fairness Opinion”.

Salman Fairness Opinion

Salman was formally retained by Crocodile Gold pursuant to the Salman Engagement Agreement to provide the Crocodile Gold Special Committee with the Salman Fairness Opinion.

See “Part I — The Arrangement — Fairness Opinions — Salman Fairness Opinion”.

Voting Support Agreements

George Faught, Peter Tagliamonte, Kevin Conboy, Rodney Lamond, Robert Dufour and Robert Getz, being certain directors and executive officers of Crocodile Gold, have each entered into a Newmarket Voting Support Agreements, on terms similar to the Crocodile Gold Voting Support Agreements. Pursuant to the Newmarket Voting Support Agreements, each such Crocodile Shareholder has agreed, among other things: (i) to vote his respective Crocodile Gold Shares registered in his name or beneficially owned by him FOR the Crocodile Gold Arrangement Resolution and the New Incentive Plans Resolution; (ii) not to, directly or indirectly, sell, transfer, assign, grant a participation interest in, option, pledge, hypothecate, grant a security interest in or otherwise convey or encumber any of his securities of Crocodile Gold, or enter into any agreement, option or other arrangement with respect to the transfer of any of his securities of Crocodile Gold to any Person other than pursuant to the Arrangement; (iii) not to take any other action of any kind, directly or indirectly, which could reasonably be regarded to materially reduce the success of, or delay or interfere with the completion of the Arrangement, unless consented to in writing by Newmarket; and (iv) not to, directly or indirectly, solicit, assist, initiate, knowingly encourage or otherwise facilitate, any inquiry, proposal or offer that constitutes or may reasonably be expected to constitute or lead to, an Acquisition Proposal, or enter into or participate in any substantive discussions or negotiations with any Person (other than Newmarket or its affiliates) regarding an Acquisition Proposal.

Luxor has also agreed, among other things, (i) to vote the Crocodile Gold Shares registered in its name or beneficially owned by it FOR the Arrangement, and (ii) to cause its securities in Crocodile Gold to be counted as present for purposes of establishing quorum at any meeting of holders of securities of Crocodile Gold or at any adjournment or postponement thereof or in any other circumstances upon which a vote, consent or other approval of all or some of the holders of securities in Crocodile Gold with respect to the Arrangement is sought, and, unless instructed otherwise by Newmarket, to vote (or cause to be voted) its securities in Crocodile Gold against any Acquisition Proposal and/or any matter that could reasonably be expected to delay, prevent or frustrate the successful completion of the Arrangement. Furthermore, Luxor has agreed that for a period commencing on the Effective Date and ending 12 months thereafter, it will not, without the prior written consent of Amalco, directly or indirectly, offer, sell, contract to sell, transfer, assign, pledge, grant any option to purchase, make any short sale or otherwise dispose of more than 20% of the securities of Amalco that Luxor owns or controls, directly or indirectly, immediately following the completion of the Arrangement.

The Newmarket Voting Support Agreement entered into with Luxor may be terminated by either party if the Arrangement is not completed by August 31, 2015 or will automatically terminate upon the termination of the Arrangement Agreement in accordance with its terms, in which case, in the event: (i) the Arrangement is completed, certain sections of the Newmarket Voting Support Agreement will survive completion of the Arrangement, or (ii) the Arrangement Agreement is terminated because a Superior Proposal is entered into by Crocodile Gold, the Newmarket Voting Support Agreement shall continue in full force for a period of nine months following the date the Arrangement Agreement is terminated. The other Newmarket Voting Support Agreements automatically terminate upon the termination of the Arrangement Agreement in accordance with its terms, including, without limitation, upon the termination of the Arrangement Agreement (i) by Crocodile Gold in connection with Crocodile Gold accepting, recommending, approving or entering into an agreement to implement a Superior Proposal in accordance with the terms of the Arrangement Agreement or (ii) by Newmarket upon the occurrence of a Damages Event.

Raymond Threlkeld, Randall Oliphant, Paulo Santos, Lukas Lundin, Edward Farrauto, Douglas Hurst, Douglas Forster and Blayne Johnson being certain directors and executive officers of Newmarket have each entered into a Crocodile Gold Voting Support Agreement, on terms similar to the Newmarket Voting Support Agreements, pursuant to which each of them has agreed, among other things: (i) to vote the Newmarket Shares registered in his name or beneficially owned by him FOR the Continuance Resolution, the Newmarket Arrangement Resolution, and the New Incentive Plans Resolution; (ii) not to, directly or indirectly, sell, transfer, assign, grant a participation interest in, option, pledge, hypothecate, grant a security interest in or otherwise convey or encumber any of his securities of Newmarket, or enter into any agreement, option or other arrangement with respect to the transfer of any of its securities of Newmarket to any Person other than pursuant to the Arrangement; and (iii) not to take any other action of any kind, directly or indirectly, which could reasonably be regarded to materially reduce the success of, or delay or interfere with the completion of the Continuance or the Arrangement, unless consented to in writing by Crocodile Gold.

The Crocodile Gold Voting Support Agreements automatically terminate upon the termination of the Arrangement Agreement in accordance with its terms, including, without limitation, upon the termination of the Arrangement Agreement (i) by Crocodile Gold in connection with Crocodile Gold accepting, recommending, approving or entering into an agreement to implement a Superior Proposal in accordance with the terms of the Arrangement Agreement or (ii) by Newmarket upon the occurrence of a Damages Event.

See “Part I — The Arrangement — Voting and Support Agreements”.

Source of Funds for the Arrangement

In accordance with the provisions of the Arrangement Agreement, Newmarket entered into the Underwriting Agreement pursuant to which it will complete the brokered component of the Financing on or about June 12, 2015 and in any event prior to the Effective Time. Up to $20,000,000 of the proceeds of the Financing will be used to fund the Crocodile Gold Consideration payable to Crocodile Gold Shareholders who elect to receive cash in connection with the Arrangement.

See “Part I — The Arrangement — Source of Funds for the Arrangement”.

Effect of the Arrangement

Pursuant to the Arrangement, among other things, Crocodile Gold and Newmarket will amalgamate and continue as Amalco. Newmarket Shareholders will receive 0.2 of an Amalco Share for each Newmarket Share held immediately prior to the Effective Time, and following the completion of the Arrangement, Amalco will operate under the name “Newmarket Gold Inc.”.

Each Crocodile Gold Shareholder has the option to receive consideration per each Crocodile Gold Share at their election, on a per Crocodile Gold Share basis, of either (i) 0.2456 of an Amalco Share or (ii) $0.37 in cash, subject to Proration if Crocodile Gold Shareholders elect to receive an aggregate of greater than $20,000,000 in cash. Such election must be made by the Election Deadline, which for the purposes of the Crocodile Gold Meeting shall be 4:30 p.m. (Toronto time) on July 2, 2015 (two Business Days immediately prior to the date of the Crocodile Gold Meeting) or, if the Crocodile Gold Meeting is adjourned or postponed, 4:30 p.m. (Toronto time) on the second Business Day prior to the date of such adjourned or postponed Crocodile Gold Meeting. Each Crocodile Gold Shareholder that does not validly elect to receive the Crocodile Gold Cash Consideration or that elects to receive the Crocodile Gold Cash Consideration and is pro-rated will be deemed to have elected to receive the Crocodile Gold Share Consideration with respect to any Crocodile Gold Shares for which a valid election was not submitted by the Election Deadline or that were subject to Proration in accordance with the Plan of Arrangement.

Each Crocodile Gold Shareholder that is entitled to receive the Crocodile Gold Cash Consideration for a Crocodile Gold Share shall have the certificate(s) representing such Crocodile Gold Share cancelled in accordance with the Plan of Arrangement in exchange for the payment of $0.37 in cash per Crocodile Gold Share. Each Crocodile Gold Shareholder that elects or is deemed to elect to receive the Crocodile Gold Share Consideration for a Crocodile Gold Share shall receive 0.2456 of an Amalco Share in exchange for such Crocodile Gold Share.

No fractional Amalco Shares will be issued as a result of the Arrangement and aggregate entitlements of a Shareholder to Crocodile Gold Shares will be rounded down to the nearest share.

Any Crocodile Gold Options issued and outstanding immediately prior to the Effective Time shall continue to be issued and outstanding following completion of the Arrangement. Each Crocodile Gold Option shall entitle the holder thereof to receive, in lieu of receiving one Crocodile Gold Share, 0.2456 of an Amalco Share. The exercise price for each Crocodile Gold Option will continue to be equal to the exercise price per Crocodile Gold Share subject to such Crocodile Gold Option immediately prior to the Effective Time and will entitle the holder thereof to 0.2456 of an Amalco Share per Crocodile Gold Share referred to therein. Each Crocodile Gold Option shall continue to be governed by and subject to the terms of the Crocodile Gold Option Plan.

Any Newmarket Options with a strike price in excess of $0.40 will be cancelled without payment. Any Newmarket Options with a strike price less than $0.40 outstanding immediately prior to the Effective Time will continue to be outstanding following completion of the Arrangement. Following the Arrangement, each Newmarket Option will entitle the holder thereof to receive, in lieu of receiving one Newmarket Share, 0.2 of an Amalco Share. The exercise price of each Newmarket Option will be equal to the exercise price per Newmarket Share subject to such Newmarket Option immediately prior to the Effective Time. Each Newmarket Option shall continue to be governed by and subject to the terms of the Newmarket Option Plan.

The Convertible Debentures are not being arranged under the Arrangement. The Convertible Debentures are currently convertible at the option of the holder into Crocodile Gold Shares at a conversion price of $0.25 per Crocodile Gold Share, being a conversion rate of 4,000 Crocodile Gold Shares for each $1,000 principal amount of Convertible Debentures. Pursuant to the Arrangement, Amalco will assume all the covenants and obligations of Crocodile Gold in respect of the outstanding Convertible Debentures. Following the Effective Time, outstanding Convertible Debentures will be convertible into Amalco Shares, with each $1,000 principal being convertible into approximately 982.4 Amalco Shares, being 4,000 Crocodile Gold Shares multiplied by the Crocodile Gold Share Consideration representing 0.2456 of an Amalco Share for each Crocodile Gold Share. Also, following the Effective Time, the volume weighted average price at which the Amalco Shares must trade for a 20 day period prior to triggering the option of Amalco to redeem the Convertible Debentures is $1.52 per Amalco Share.

Each Crocodile Gold PSU will be adjusted such that the holder will be entitled to a cash payment on exercise based on the market value of the Amalco Shares on the date of exercise less the strike price which will be adjusted to reflect the Arrangement based on an exchange ratio of 0.2456.

Each Broker Warrant issued to the Underwriters in connection with the Financing will be cancelled and exchanged for one Amalco Broker Warrant.

The Newmarket Warrants will remain issued and outstanding and shall be exercisable for 0.2 Amalco Shares in accordance with their terms.

The Newmarket Options, the Newmarket Warrants, the Crocodile Gold Options, the Crocodile Gold Warrants, Crocodile Gold PSUs and any securities issuable upon exercise of such options and warrants have not been and will not be registered under the U.S. Securities Act or applicable state securities laws. As a result, Newmarket Options, Newmarket Warrants, Crocodile Gold Options, Crocodile Gold Warrants, and Crocodile Gold PSUs may not be exercised in the United States or by or on behalf of a U.S. Person, nor may any securities upon such exercise be offered or resold in the United States or to or for the account of a U.S. Person, except pursuant to a registration statement under the U.S. Securities Act or an exemption from such registration requirements or in a transaction not subject to the registration requirements of the U.S. Securities Act.

See “Part I — The Arrangement — Effect of the Arrangement”.

Arrangement Agreement

The Arrangement Agreement provides that Crocodile Gold and Newmarket will proceed to effect an amalgamation of Crocodile Gold and Newmarket by way of a plan of arrangement under Sections 182 and 183 of the OBCA, on the Effective Date, on the terms and subject to the conditions contained in the Plan of Arrangement. Pursuant to the Plan of Arrangement, each Crocodile Gold Shareholder, other than Newmarket, may, by making a valid Crocodile Cash Election, elect to sell Crocodile Cash Consideration Shares to Newmarket for Crocodile Cash Consideration. The number of Crocodile Cash Consideration Shares shall be subject to Proration in accordance with the Arrangement Agreement and Plan of Arrangement. The Arrangement Agreement contains covenants, representations and warranties of and from each of Crocodile Gold and Newmarket and various conditions precedent, both mutual and with respect to each entity.

See “Part I — The Arrangement — The Arrangement Agreement”.

Procedure for the Arrangement Becoming Effective

The Arrangement is proposed to be carried out pursuant to Sections 182 and 183 of the OBCA. The following procedural steps must be taken for the Arrangement to become effective:

(a)	the Financing must be completed;

(b)

the Continuance Resolution, the Newmarket Arrangement Resolution, and the New Incentive Plans Resolution must be approved by the Newmarket Shareholders at the Newmarket Meeting either by proxy or in person in the manner required by the Interim Order;

(c)

the Crocodile Gold Arrangement Resolution and New Incentive Plans Resolution must be approved by the Crocodile Gold Shareholders at the Crocodile Gold Meeting either by proxy or in person in the manner required by the Interim Order;

(d)	the Arrangement must be approved by the Court pursuant to the Final Order;

(e)	all conditions precedent to the Arrangement set forth in the Arrangement Agreement must be satisfied or waived by the appropriate party; and

(f)	the Final Order, Articles of Arrangement and related documents, in the form prescribed by the OBCA, must be filed with the Director.

See “Part I — The Arrangement —Procedure for the Arrangement Becoming Effective”.

Approval of Newmarket Shareholders Required for the Arrangement

Pursuant to the Interim Order, the number of votes required to pass the Newmarket Arrangement Resolution must be: (i) not less than 66⅔% of the votes cast by Newmarket Shareholders either in person or by proxy, at the Newmarket Meeting, and (ii) a simple majority of the votes cast by the Newmarket Shareholders present in person or represented by proxy at the Newmarket Meeting, excluding the votes in respect of Newmarket Shares which are required to be excluded pursuant to MI 61-101, being the Newmarket Shares that are held by the directors and officers of Newmarket that participate in the Financing.

See “Part I — The Arrangement —Approval of Newmarket Shareholders Required for the Arrangement”.

Approval of Crocodile Gold Shareholders Required for the Arrangement

Pursuant to the Interim Order, the number of votes required to pass the Crocodile Gold Arrangement Resolution must be not less than 66⅔% of the votes cast by Crocodile Gold Shareholders, either in person or by proxy, at the Crocodile Gold Meeting.

See “Part I — The Arrangement —Approval of Crocodile Gold Shareholders Required for the Arrangement”.

Interim Order

On June 2, 2015, the Court granted the Interim Order facilitating the calling of the Crocodile Gold Meeting and the Newmarket Meeting, prescribing the conduct of the Crocodile Gold Meeting and the Newmarket Meeting, the Dissent Rights and certain other procedural matters. The Interim Order is attached as Appendix “F” to this Information Circular.

See “Part I — The Arrangement — Court Approvals — Interim Order”.

Final Order

The application for the Final Order approving the Arrangement is scheduled for July 8, 2015 at 10:00 a.m. (Toronto time), or as soon thereafter as counsel may be heard, at 330 University Avenue, Toronto, Ontario M5G 1R7. At the hearing, any Newmarket Shareholder or Crocodile Gold Shareholder and any other interested party who wishes to participate or to be represented or to present evidence or argument may do so, subject to filing with the Court and serving upon Newmarket or Crocodile Gold, as the case may be, on or before noon (Toronto time) on July 6, 2015, a notice of intention to appear indicating whether such shareholder or other interested party intends to support or oppose the application or make submissions thereat, together with a summary of the position such shareholder or other interested party intends to advocate before the Court and any evidence or materials which such party intends to present to the Court. Service of such notice will be effected by service upon the solicitors for Newmarket: Cassels Brock and Blackwell LLP, 2100 Scotia Plaza, 40 King Street West, Toronto, Ontario M5H 3C2, Attention: Lara Jackson, or the solicitors for Crocodile Gold: Bennett Jones LLP, Suite 3400 One First Canadian Place, P.O. Box 130, Toronto, Ontario M5X 1A4, Attention: Alan Gardner.

See “Part I — The Arrangement — Court Approvals — Final Order”.

Timing

If the Meetings are held as scheduled and are not adjourned and the other necessary conditions at that point in time are satisfied or waived, Crocodile Gold and Newmarket expect to apply for the Final Order approving the Arrangement on July 8, 2015. If the Final Order is obtained in a form and substance satisfactory to Crocodile Gold and Newmarket, and all other conditions set forth in the Arrangement Agreement are satisfied or waived by the applicable Party, Crocodile Gold and Newmarket expect the Effective Date to occur on July 10, 2015, following the receipt of all requisite regulatory approvals and consents. It is not possible at this time, however, to state with certainty when the Effective Date will occur.

See “Part I — The Arrangement — Timing”.

Letter of Transmittal for Newmarket Shareholders and Letter of Transmittal and Election Form for Crocodile Gold Shareholders

A Letter of Transmittal is being mailed, together with this Information Circular, to each person who is a registered Newmarket Shareholder on the Record Date and a Letter of Transmittal and Election Form is being mailed, together with this Information Circular, to each person who is a registered Crocodile Gold Shareholder on the Record Date. The Letter of Transmittal for Newmarket Shareholders and the Letter of Transmittal and Election Form for Crocodile Gold Shareholders set out the details to be followed by each registered Newmarket Shareholder and registered Crocodile Gold Shareholder for delivering the share certificate(s) held by such Registered Holder to the Depositary. Registered Holders of Newmarket Shares and Crocodile Gold Shares must deposit with the Depositary (at the address which will be specified on the last page of the applicable Letter of Transmittal) the applicable validly completed and duly signed Letter of Transmittal or Letter of Transmittal and Election Form, as applicable, together with the certificate(s) representing the Registered Holder’s Newmarket Shares or Crocodile Gold Shares, as applicable, and such other documents and instruments as the Depositary may reasonably require.

See “Part I — The Arrangement — Letter of Transmittal for Newmarket Shareholders and Letter of Transmittal and Election Form for Crocodile Gold Shareholders”.

Election Procedure for Crocodile Gold Shareholders

Each Crocodile Gold Shareholder has the option to receive consideration per each Crocodile Gold Share at their election, on a per Crocodile Gold Share basis, of either (i) 0.2456 of an Amalco Shares or (ii) C$0.37 in cash, subject to Proration if Crocodile Gold Shareholders elect to receive an aggregate of greater than $20,000,000 in cash. Each Crocodile Gold Shareholder that does not validly elect to receive the Crocodile Gold Cash Consideration or that elects to receive the Crocodile Gold Cash Consideration and is pro-rated will be deemed to have elected to receive the Crocodile Gold Share Consideration with respect to its Crocodile Gold Shares for which a valid election was not submitted or was pro-rated in accordance with the Plan of Arrangement.

See “Part I — The Arrangement — Election Procedure for Crocodile Gold Shareholders”.

Proration for Crocodile Gold Shareholders

Each Crocodile Gold Shareholder may elect in accordance with the Crocodile Shareholder’s Letter of Transmittal and Election Form to receive Crocodile Gold Cash Consideration or Crocodile Gold Share Consideration.

In the event that, based on the elections of Crocodile Gold Shareholders, the aggregate amount of the Crocodile Gold Cash Consideration that would be paid to former Crocodile Gold Shareholders exceeds the Maximum Cash, then the Crocodile Gold Cash Consideration to be paid to any former Crocodile Gold Shareholders who has elected or is deemed to have elected to receive Crocodile Gold Cash Consideration shall be determined by multiplying the total amount of Crocodile Gold Cash Consideration otherwise payable to such holder by a fraction, rounded to five decimal places, the numerator of which is the Maximum Cash and the denominator of which is the aggregate amount of Crocodile Gold Cash Consideration otherwise payable to all former Crocodile Gold Shareholders who have so elected (or are deemed to have elected), and such former Crocodile Gold Shareholders will be deemed to have elected to receive Crocodile Gold Share Consideration for the remainder of their Crocodile Gold Shares, for which they would otherwise have received Crocodile Gold Cash Consideration.

See “Part I — The Arrangement — Proration for Crocodile Gold Shareholders”.

Exchange Procedure for Newmarket Shareholders and Crocodile Gold Shareholders

In order to receive the consideration which a Registered Holder of Shares is entitled to receive if the Arrangement Resolutions are passed and the Arrangement is completed, a Registered Holder of Shares must complete, sign, date and return the enclosed Letter of Transmittal or Letter of Transmittal and Election Form, as applicable, in accordance with the instructions set out therein and in this Information Circular.

See “Part I — The Arrangement — Exchange Procedure for Newmarket Shareholders and Crocodile Gold Shareholders”.

Lost Certificates

In the event any certificate(s) which immediately prior to the Effective Time represented one or more issued and outstanding Crocodile Gold Shares or Newmarket Shares that were converted pursuant to the Arrangement Agreement shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such certificate to be lost, stolen or destroyed, the Depositary will issue in exchange for such lost, stolen or destroyed certificate, cash and/or one or more certificates representing one or more Amalco Shares (and any dividends or distributions with respect thereto pursuant the Arrangement Agreement) deliverable in accordance with such holder’s Letter of Transmittal.

See “Part I — The Arrangement — Lost Certificates”.

Extinction of Rights

Any certificate(s) which immediately prior to the Effective Time represented outstanding Crocodile Gold Shares or Newmarket Shares that are converted pursuant to the Arrangement Agreement and not deposited with all other instruments required by the Arrangement Agreement on or prior to the sixth anniversary of the Effective Date, shall cease to represent a claim or interest of any kind or nature as a Amalco Shareholder. On such date, the Amalco Shares to which the former registered holder of the certificate referred to in the preceding sentence was ultimately entitled shall be deemed to have been surrendered to Amalco along with any Crocodile Gold Cash Consideration, if applicable, together with all entitlements to dividends, distributions and interest thereon held for such former registered holder.

See “Part I — The Arrangement — Extinction of Rights”.

Fractional Interest

No fractional Amalco Shares shall be issued upon the surrender for exchange of certificates pursuant to the Arrangement Agreement. The aggregate number of Amalco Shares to be issued to any one Person shall be rounded down to the nearest whole Amalco Share. The aggregate Crocodile Gold Cash Consideration payable to a Crocodile Gold Shareholder shall be rounded down to the next whole five cent increment.

See “Part I — The Arrangement — Fractional Interest”.

Withholding Rights

Pursuant to the terms of the Plan of Arrangement, Newmarket, Crocodile Gold, Amalco and the Depositary shall be entitled to deduct and withhold from any dividend or consideration otherwise payable to any holder of Crocodile Gold Shares or Newmarket Shares, such amounts as Newmarket, Crocodile Gold, Amalco or the Depositary are required or permitted to deduct and withhold with respect to such payment under the Tax Act, the Code or any provision of provincial, state, local or foreign Tax Law, in each case as amended.

See “Part I — The Arrangement — Withholding Rights”.

Return of Newmarket Shares and Crocodile Gold Shares

If the Arrangement is not completed, any deposited Newmarket Shares or Crocodile Gold Shares will be returned to the depositing Newmarket Shareholder or Crocodile Gold Shareholder at Newmarket’s or Crocodile Gold’s expense, as applicable, upon written notice to the Depositary from Newmarket or Crocodile Gold, as applicable, by returning the deposited Newmarket Shares or Crocodile Gold Shares (and any other relevant documents) by first class insured mail in the name of and to the address specified by the Newmarket Shareholder or Crocodile Gold Shareholder in the applicable Letter of Transmittal or, if such name and address is not so specified, in such name and to such address as shown on the register maintained by Newmarket’s or Crocodile Gold’s transfer agent, as applicable.

See “Part I — The Arrangement — Return of Newmarket Shares and Crocodile Gold Shares”.

Interests of Certain Persons or Companies in the Arrangement

Other that as described in the Information Circular, none of the principal holders of Newmarket Shares or Crocodile Gold Shares or any director or officer of Newmarket or Crocodile Gold, or any associate or affiliate of any of the foregoing persons, has or had any material interest in any transaction in the last three years or any proposed transaction that materially affected, or will materially affect, Newmarket, Crocodile Gold, Amalco or any of their affiliates, except as disclosed above or elsewhere in this Information Circular or in the documents incorporated into this Information Circular by reference.

See “Part I — The Arrangement — Interests of Certain Persons or Companies in the Arrangement”.

Expenses of the Arrangement

The estimated costs to be incurred by Crocodile Gold and Newmarket with respect to the Arrangement and related matters including, without limitation, financial advisory, proxy solicitation, legal and accounting fees, severance payments, the costs of preparation, printing and mailing of this Information Circular and other related documents and agreements, and stock exchange, regulatory filing fees and other related expenses, are expected to aggregate approximately $5,800,000 including approximately $3,800,000 (inclusive, among other things, of the commission paid to the Underwriters in connection with the Financing) in respect of Newmarket and approximately $2,000,000 in respect of Crocodile Gold.

See “Part I — The Arrangement — Expenses of the Arrangement”.

Rights to Dissent for Newmarket Shareholders and Crocodile Gold Shareholders

Registered holders of Newmarket Shares have a right to dissent in respect of the Continuance and pursuant to the Interim Order, in respect of the Newmarket Arrangement Resolution and, if the Newmarket Arrangement Resolution becomes effective, to be paid an amount equal to the fair value of their respective Newmarket Shares, provided that the Notice of Dissent to the Continuance Resolution or the Newmarket Arrangement Resolution must be received by to Newmarket, as applicable, by Dissenting Newmarket Shareholders who wish to dissent and received by Newmarket not later than 5:00 p.m. (Vancouver time) on July 2, 2015, or the date that is two (2) Business Days immediately prior to the Newmarket Meeting or any date to which the Newmarket Meeting may be postponed or adjourned.

Dissenting Crocodile Gold Shareholders may exercise Dissent Rights pursuant to and in the manner set forth under Section 185 of the OBCA as modified by the Interim Order, provided that the Notice of Dissent to the Crocodile Gold Arrangement Resolution must be received by Crocodile Gold, as applicable, by Dissenting Crocodile Gold Shareholders who wish to dissent and received by Crocodile Gold not later than 10:00 a.m. (Toronto time) on July 2, 2015, or the date that is two (2) Business Days immediately prior to the Crocodile Gold Meeting or any date to which the Crocodile Gold Meeting may be postponed or adjourned. Crocodile Gold Shareholders who wish to dissent should take note that the procedures for dissenting to the Crocodile Gold Arrangement Resolution require strict compliance with the applicable Dissent Procedures.

See “Part I — The Arrangement — Right to Dissent — Dissent Rights to the Arrangement Resolutions for Newmarket Shareholders and Crocodile Gold Shareholders”.

Risk Factors Related to the Arrangement

An investment in Amalco Shares as a result of the combination of Crocodile Gold and Newmarket is subject to certain risks. In addition to the risk factors described under the heading “Risk Factors” in the Newmarket AIF and under the heading “Risks factors in our business” in the Crocodile Gold AIF which are specifically incorporated by reference into this Information Circular, the risk factors described herein are additional and supplemental risk factors which Newmarket Shareholders should carefully consider before making a decision regarding the Newmarket Arrangement Resolution and which Crocodile Gold Shareholders should carefully consider before making a decision regarding the Crocodile Gold Arrangement Resolution.

See “Part I — The Arrangement — Risk Factors Related to the Arrangement”.

Continuance

At the Newmarket Meeting, Newmarket Shareholders will be asked to consider, and if thought advisable, to pass the Continuance Resolution to approve the Continuance, which is required to become effective prior to the Arrangement proceeding.

To be effective, the Continuance Resolution must be approved by at least 66⅔% of the votes cast by Newmarket Shareholders present in person or represented by proxy at the Newmarket Meeting. A copy of the Continuance Resolution is set out in Appendix “B” of this Information Circular. Should Newmarket Shareholders fail to approve the Continuance Resolution by the requisite margin; the Continuance will not be completed.

See “Part II — The Continuance”.

New Incentive Plans

In connection with the Arrangement, each of the Newmarket Board and Crocodile Gold Board has determined that it is desirable to implement the Amalco Option Plan and the Amalco Share Unit Plan pursuant to which Amalco Options and Share Units can be awarded in order to attract, retain and motivate key Amalco Directors, officers, employees and consultants and to enable Amalco to remain competitive in the marketplace. A copy of the Amalco Option Plan is attached hereto as Appendix “K” and a copy of the Amalco Share Unit Plan is attached hereto as Appendix “L”. The Amalco Option Plan and Amalco Share Unit Plan are consistent with current TSX policies, similar to the incentive plans of Amalco’s peers and other TSX issuers, and the Newmarket Board and Crocodile Gold Board have determined that it is in the best interests of their respective companies and Amalco that Amalco implement the Amalco Option Plan and Amalco Share Unit Plan to bring it in-line with current market practices and to provide flexibility in the types of incentive awards that may be made.

Accordingly, at the Newmarket Meeting and Crocodile Gold Meeting or any adjournment or postponement thereof, Newmarket Shareholders and Crocodile Gold Shareholders will be asked to consider and, if thought advisable, to approve with or without amendment, an ordinary resolution in the form set out in Appendix “C” approving the adoption of the Amalco Option Plan and Amalco Share Unit Plan.

See “Part III — New Incentive Plans”.

Selected Pro Forma Financial Information for Amalco

The unaudited pro forma consolidated financial statements of Amalco for the year ended December 31, 2014 and as at and for the three months ended March, 31, 2015 are attached hereto as Appendix “I”. Shareholders are also encouraged to review the financial statements of Crocodile Gold and Newmarket which have been incorporated into this Information Circular by reference.

See “Part IV — Pro Forma Information of Amalco After Giving Effect to the Arrangement — Selected Pro Forma Financial Information for Amalco”.

Selected Combined Operational Information for Amalco

On completion of the Arrangement, Amalco’s head office will be in Vancouver, British Columbia from which it will manage its assets and executive operations. All of the following assets previously owned by Crocodile Gold and Newmarket will be 100% owned by Amalco including: (i) Cosmo Gold Mine; (ii) Fosterville Gold Mine; (iii) Stawell Gold Mine; (iv) Big Hill Project; and (v) Maud Creek Project.

See “Part IV — Pro Forma Information of Amalco After Giving Effect to the Arrangement — Selected Combined Operational Information for Amalco”.

Directors and Officers of Amalco Following the Arrangement

Following the Arrangement, Douglas Forster, the current President and Chief Executive Officer of Newmarket, will serve as President and Chief Executive Officer of Amalco, and Rodney Lamond, the current President and Chief Executive Officer of Crocodile Gold, will serve as Chief Operating Officer of Amalco. Blayne Johnson, the current Executive Vice-President of Newmarket, will serve as Executive Vice-President of Amalco. Robert Dufour, the current Chief Financial Officer of Crocodile Gold, will serve as Chief Financial Officer of Amalco. Raymond Threlkeld, the current Non-Executive Chairman of Newmarket, will serve as Non-Executive Chairman of Amalco. The proposed Amalco Board will consist of Messrs. Lukas Lundin, Douglas Forster, Randall Oliphant, Robert Getz, Raymond Threlkeld, Kevin Conboy and Blayne Johnson.

See “Part IV — Pro Forma Information of Amalco After Giving Effect to the Arrangement — Directors and Officers of Amalco Upon Completion of the Arrangement”.

PART I — THE ARRANGEMENT

At the Crocodile Gold Meeting, Crocodile Gold Shareholders will be asked to consider and, if thought advisable, to pass the Crocodile Gold Arrangement Resolution to approve the Arrangement. At the Newmarket Meeting, Newmarket Shareholders will be asked to consider and, if thought advisable, to pass the Newmarket Arrangement Resolution to approve the Arrangement.

The Arrangement and the terms of the Arrangement Agreement are summarized below. This summary does not purport to be complete and is qualified in its entirety by reference to the Arrangement Agreement, which is available under both Crocodile Gold’s issuer profile and Newmarket’s issuer profile on SEDAR at www.sedar.com, and the Plan of Arrangement which is attached to this Information Circular as Appendix “D”.

The primary purpose of the Arrangement is to facilitate the amalgamation of Crocodile Gold and Newmarket.

To be effective, the Crocodile Gold Arrangement Resolution must be approved by not less than 66⅔% of the votes cast by Crocodile Gold Shareholders present in person or represented by proxy at the Crocodile Gold Meeting.

To be effective, the Newmarket Arrangement Resolution must be approved by not less than 66⅔% of the votes cast by Newmarket Shareholders present in person or represented by proxy at the Newmarket Meeting. In addition, the Arrangement is subject to approval of a simple majority of the votes cast by the Newmarket Shareholders present in person or represented by proxy at the Newmarket Meeting, excluding the votes in respect of Newmarket Shares which are required to be excluded pursuant to MI 61-101, which includes the votes cast in respect of Newmarket Shares that are beneficially owned or controlled by Randall Oliphant, Lukas Lundin, Edward Farrauto, Douglas Hurst, Douglas Forster, Blayne Johnson and Paulo Santos (representing, in the aggregate, approximately 52.6% of the issued and outstanding Newmarket Shares), as a result of such officers and directors participating in the Financing which constitutes a “connected transaction” under MI 61-101.

If the Arrangement is approved at the Crocodile Gold Meeting and the Newmarket Meeting, the Final Order approving the Arrangement is issued by the Court and the applicable conditions to the completion of the Arrangement are satisfied or waived, the Arrangement will take effect at the Effective Time.

Principal Steps of the Arrangement

The Arrangement involves a number of steps, including the completion of the Continuance, which will occur prior to the Effective Date, which will occur and be deemed to occur sequentially in the following order commencing on the Effective Date without any further act or formality. The Arrangement will result in, among other things, the amalgamation of Crocodile Gold and the Newmarket and their continuance as Amalco under the OBCA. Each of steps (a) through (g) will be separated by a period of ten minutes. Pursuant to the Arrangement, Newmarket Shareholders and Crocodile Gold Shareholders (other than Dissenting Shareholders or Crocodile Gold Shareholders that receive solely Crocodile Gold Cash Consideration for their respective Crocodile Gold Shares) will hold Amalco Shares. The following is a summary of the principal steps of the Arrangement.

(a)

the escrowed funds from the Financing in an amount representing the Crocodile Gold Cash Consideration shall be released to the Depositary, who shall act as the agent of all Shareholders for the purposes of receiving such funds, and each Subscription Receipt will be automatically converted (for no further consideration and with no further action on the part of the holder thereof) into five Newmarket Shares upon the satisfaction of the Release Conditions and the name of each such holder will be removed from the register of holders of Subscription Receipts and added to the register of holders of Newmarket Shares;

(b)

each Crocodile Gold Shareholder electing to receive Crocodile Gold Cash Consideration shall, as provided in Section 2.4 of the Plan, sell such Crocodile Gold Shareholder’s Crocodile Gold Cash Consideration Shares to Newmarket in return for the Crocodile Gold Cash Consideration and the name of each such holder will be removed from the register of holders of Crocodile Gold Shares with respect to such shares and the name of Newmarket shall be added to such register as the holder of such shares;

(c)

the amount held by the Depositary representing the Crocodile Gold Cash Consideration shall become payable by the Depositary to the Crocodile Gold Shareholders entitled to receive such Crocodile Gold Cash Consideration, pursuant to Section 2.3(ii) of the Plan;

(d)	Crocodile Gold and Newmarket will amalgamate and continue as one corporation under the OBCA;

(e)	On the amalgamation:

(i)

each Crocodile Gold Share held by a Dissenting Crocodile Gold Shareholder who has validly exercised his, her, or its rights of dissent pursuant to Section 3.2 of the Plan of Arrangement and which rights of dissent remain valid immediately prior to the Effective Time shall be cancelled and become an entitlement to be paid the fair value of such Crocodile Gold Share and the Dissenting Crocodile Gold Shareholder shall cease to have any rights as a holder of such Crocodile Gold Share other than the right to be paid the fair value of such Crocodile Gold Share by Amalco in accordance with Section 3.2 of the Plan of Arrangement;

(ii)

each Newmarket Share held by a Dissenting Newmarket Shareholder who has validly exercised their rights of dissent pursuant to the Plan of Arrangement and which rights of dissent remain valid immediately prior to the Effective Time shall be cancelled and become an entitlement to be paid the fair value of such Newmarket Share and the Dissenting Newmarket Shareholder shall cease to have any rights as a holder of such Newmarket Share other than the right to be paid the fair value of such Newmarket Share by Amalco in accordance with the Plan of Arrangement;

(iii)

any Crocodile Gold Shareholder who has not duly and validly completed a Letter of Transmittal and Election Form by the Election Deadline shall be deemed to have elected irrevocably to receive Crocodile Gold Share Consideration for his, her or its Crocodile Gold Shares;

(iv)

subject to Sections 4.1 and 4.3 of the Plan of Arrangement, each Crocodile Gold Share (other than Crocodile Gold Shares held by Newmarket or Dissenting Crocodile Gold Shareholders) following the purchase of any Crocodile Gold Shares by Newmarket for the Crocodile Gold Cash Consideration (subject to Proration) in accordance with step b. above will be converted, without any further act or formality on the part of the holder thereof, into 0.2456 of a fully paid and non-assessable Amalco Share and the name of each such holder will be removed from the register of holders of Crocodile Gold Shares and added to the register of holders of Amalco Shares;

(v)

subject to Sections 4.1 and 4.3 of the Plan of Arrangement, each Newmarket Share (other than Newmarket Shares held by Crocodile Gold or Dissenting Newmarket Shareholders) will be converted, without any further act or formality on the part of the holder thereof, into 0.2 of a fully paid and non-assessable Amalco Share and the name of each such holder will be removed from the register of holders of Newmarket Shares and added to the register of holders of Amalco Shares;

(vi)	if applicable, each Newmarket Share held by Crocodile Gold and each Crocodile Gold Share held by Newmarket will be cancelled without any payment of capital in respect thereof;

(vii)

any Crocodile Gold Options, shall thereafter entitle the holder thereof, in lieu of receiving Crocodile Gold Shares, to receive 0.2456 Amalco Shares for each Crocodile Gold Share that the holder would have been entitled to receive under such Crocodile Gold Option, rounded down to the nearest whole number of Amalco Shares, and shall cease to provide the holder any right, title or interest to any Crocodile Gold Shares, and the exercise price thereunder shall be equal to the exercise price per Crocodile Gold Share subject to such Crocodile Gold Option immediately prior to the Effective Time. Subject to the foregoing, each Crocodile Gold Option shall continue to be governed by and subject to the terms of the Crocodile Gold Option Plan;

(viii)	any Newmarket Options with a strike price in excess of $0.40 shall be cancelled without payment therefor;

(ix)

any Newmarket Options, other than the Newmarket Options cancelled in step (viii). above, shall thereafter entitle the holder thereof, in lieu of receiving Newmarket Shares, to receive 0.2 Amalco Shares for each Newmarket Share that the holder would have been entitled to receive under such Newmarket Option, rounded down to the nearest whole number of Amalco Shares, and shall cease to provide the holder any right, title or interest to any Newmarket Shares, and the exercise price thereunder shall be equal to the exercise price per Newmarket Share subject to such Newmarket Option immediately prior to the Effective Time. Subject to the foregoing, each Newmarket Option shall continue to be governed by and subject to the terms of the Newmarket Option Plan;

(x)

any right exercisable or exchangeable for, convertible into, or to otherwise receive Crocodile Gold Shares existing (whether contingent or otherwise) at the Effective Time, other than the Crocodile Gold Options, shall entitle the holder thereof, in lieu of receiving Crocodile Gold Shares, to the number of Amalco Shares that the holder would have been entitled to receive if such holder were the holder of that number of Crocodile Gold Shares at the Effective Time and elected to receive the Crocodile Gold Share Consideration and shall cease to provide the holder any right, title or interest in any Crocodile Gold Shares, in accordance with their terms;

(xi)

each Crocodile Gold PSU shall be adjusted such that the holder will be entitled to a cash payment on exercise based on the market value of the Amalco Shares on the date of exercise less the strike price which will be adjusted to reflect the Arrangement based on an exchange ratio of 0.2456;

(xii)	each Broker Warrant issued to the Underwriters in connection with the Financing shall be cancelled and exchanged for one Amalco Broker Warrant; and

(xiii)	the Newmarket Warrants shall remain issued and outstanding and shall be exercisable for Amalco Shares in accordance with their terms;

(f)	the balance of the funds held by the Depositary shall be released for the account of Amalco; and

(g)	the Amalco Option Plan and Amalco Share Unit Plan shall become effective.

Notwithstanding any delay in payment being made to any Person pursuant to the Plan, in no event will interest accrue or become payable by either of the Parties or the Depositary on the funds held by the Depositary in escrow pursuant to the Plan.

For full particulars in respect of all of the events which will occur pursuant to the Plan of Arrangement, see the full text of the Plan of Arrangement which is attached as Appendix “H” to this Information Circular.

Reasons for Recommendation by Newmarket

After careful consideration, the Newmarket Board has determined after consultation with its financial and legal advisors, that the Arrangement is fair, from a financial point of view, to Newmarket Shareholders, and that it is in the best interests of Newmarket to support and facilitate the Arrangement and enter into the Arrangement Agreement. Accordingly, the Newmarket Board unanimously recommends that Newmarket Shareholders vote FOR the Newmarket Arrangement Resolution.

In reaching its determinations described above, the Newmarket Board reviewed the Arrangement and consulted with its senior management, legal counsel and financial advisors and reviewed a significant amount of information and considered a number of factors, including, among other things, the following:

•

Execution of a gold consolidation strategy: The Arrangement establishes a material platform for the acquisition of high quality gold production assets and development opportunities. Amalco Shareholders will participate in future value creation and growth opportunities.

•

Strong foundation of producing gold assets: Crocodile Gold’s strong asset base provides sustainable annual production with 2015 production guidance of 205,000 – 220,000 gold ounces from well-established operations in Australia, a world-class politically stable mining jurisdiction.

•

Experienced operating team: Focused on operational excellence, cost reduction and reserve and resource replacement evidenced by Crocodile Gold’s seven consecutive quarters of production over 53,000 ounces, and increased profitability and positive free cash flow, as at the first quarter of 2015.

•

Proven management team and Amalco Board: Amalco management team and the Amalco Board have extensive experience in the mining industry with a long history of substantial shareholder value creation and demonstrated capabilities in financing, acquiring, and developing open pit and underground mines across the globe.

•

Enhanced capital markets exposure and access to capital: Amalco management team and the Amalco Board have high visibility in the mining industry and significant relationships with key investors and analysts that will help attract strong retail and institutional support. Management’s financial backing and proven ability to raise capital creates a unique operating company that can rapidly transact on value accretive gold opportunities.

•

Compelling value proposition: Amalco will be well positioned among mid-tier gold-producing companies with an attractive relative valuation on net asset value, cash flow, resource, and production multiples.

•

Demonstrated ability of the operational team to lower costs and generate cash: Operating cash costs have decreased 41% since 2012 to US$683/oz in the first quarter of 2015 and AISC per ounce have decreased 44% to US$938/oz in the first quarter of 2015. Guidance for 2015 operating cash cost has been set at US$780 – US$860/oz and AISC guidance at US$1,020 – US$1,100/oz. Crocodile Gold generated US$74,200,000 in cash from operations in 2014 and a further US$27,500,000 in the first quarter of 2015 alone. Amalco management expects the implementation of optimization efforts to lead to further declines in operating costs and superior cash flow generation.

•

Large resource base with track record of resource conversion: Sustainable mining model supported by consolidated measured and indicated gold resources of approximately 4,800,000 ounces and a history of replacing depleting reserves. Potential to realize additional value through exploration of over 4,000km2 of prospective landholdings in known gold fields with brownfield development capability. The Northern Territory and the State of Victoria where the Crocodile Gold Mines are located have produced approximately 60,000,000 ounces of gold to date.

•	The GMP Fairness Opinion.

There is a risk that Crocodile Gold and Newmarket may not realize the anticipated benefits stated above. See ‘‘Part I — The Arrangement — Risk Factors Related to the Arrangement’’ below. In view of the numerous factors considered in connection with its evaluation of the Arrangement, the Newmarket Board did not find it practicable to, and did not, quantify or otherwise attempt to assign relative weight to specific factors in reaching its conclusions and recommendations. In addition, individual members of the Newmarket Board may have given different weight to different factors. The foregoing discussion of the information and factors considered and evaluated by the Newmarket Board is not intended to be exhaustive of all factors considered and evaluated by the Newmarket Board. The conclusions and recommendations of the Newmarket Board were made after considering the relevant information and factors in their totality.

Reasons for Recommendation by Crocodile Gold

After careful consideration, the Crocodile Gold Board has determined, upon recommendation of the Crocodile Gold Special Committee and after consultation with their financial and legal advisors, that the consideration offered for the Crocodile Gold Shares pursuant to the Plan of Arrangement is fair, from a financial point of view, to the Crocodile Gold Shareholders, and that it is in the best interests of Crocodile Gold to support and facilitate the Plan of Arrangement and enter into the Arrangement Agreement. Accordingly, the Crocodile Gold Board unanimously recommends that Crocodile Gold Shareholders vote FOR the Crocodile Arrangement Resolution.

In the course of its strategic review of potential transactions, the Crocodile Gold Board formed the Crocodile Gold Special Committee which, among other things, reviewed the proposed Arrangement and other alternatives and consulted with senior management, legal counsel and financial advisors and reviewed a significant amount of information with respect to the proposed combination of the companies and other strategic alternatives and considered a number of factors, including, among other things, the following:

•

Execution of a gold consolidation strategy: The Arrangement establishes a material platform for the acquisition of high quality gold production assets and development opportunities. Amalco Shareholders will be well positioned to participate in future value creation and growth opportunities.

•

Compelling value proposition: Amalco will be well positioned among mid-tier gold-producing companies with an attractive relative valuation on net asset value, cash flow, resource, and production multiples.

•

Attractive Premium: Crocodile Gold Shareholders so electing (subject to Proration) will receive consideration of C$0.37 per Crocodile Gold Share under the Plan of Arrangement. Such consideration represents a premium of approximately 37% over the value of each Crocodile Gold Share, based on the volume weighted average trading price of C$0.27 per Crocodile Gold Share on the TSX for the 20 trading days ended May 8, 2015 the last Business Day prior to the execution of the Arrangement Agreement and a premium of approximately 55% per share based on the Crocodile Gold Share value on April 28, 2015, at the time the initial Letter of Intent had been received from Newmarket.

•

Strong Management Ability and Skills: Amalco will have an experienced management team with a proven track record of generating shareholder value and with knowledge of all stages of the mine development cycle, including discovery, development and production across the globe.

•

Enhanced Market Profile: The increased visibility, market capitalization and trading liquidity upon completion of the Arrangement is expected to broaden Amalco’s investor appeal with enhanced market and analyst coverage. Management’s financial backing and proven ability to raise capital creates a unique operating company that can rapidly transact on value accretive gold opportunities.

•

Certainty of Value and Near Term Liquidity: The Plan of Arrangement provides Crocodile Gold Shareholders with the option to elect to receive the Crocodile Gold Cash Consideration for their Crocodile Gold Shares subject to a maximum aggregate cash consideration of $20,000,000. The Crocodile Gold Cash Consideration supports certainty of value for their Crocodile Gold Shares, while mitigating long-term business risk.

•

Fairness Opinion: Salman has provided the Salman Fairness Opinion that states, based upon and subject to the assumptions, limitations and qualifications set out in the Salman Fairness Opinion, Salman was of the opinion that, as at May 11, 2015, the consideration offered for the Crocodile Gold Shares is fair from a financial point of view to the Crocodile Gold Shareholders. A copy of the Salman Fairness Opinion is attached to this Information Circular as Appendix E. The Crocodile Gold Board recommends that you read the Salman Fairness Opinion carefully and in its entirety. The Salman Fairness Opinion does not constitute a recommendation of Salman to the Crocodile Gold Shareholders as to whether they should vote FOR the Arrangement or how they should otherwise act with respect thereto. See entitled “Part I — The Arrangement — Crocodile Gold Fairness Opinion”.

•	Court Approval: The Plan of Arrangement must be approved by the Court, which will consider among other things, the fairness and reasonableness of the Plan of Arrangement.

•	Shareholder Approval: The Crocodile Gold Arrangement Resolution must be approved by two-thirds of the votes cast by Crocodile Gold Shareholders at the Crocodile Gold Meeting.

•

Ability to Respond to Superior Proposals: Under the Arrangement Agreement, the Crocodile Gold Board maintains the ability to consider and respond, in accordance with the Arrangement Agreement and the Crocodile Gold Board’s fiduciary duties, to any unsolicited proposal that is, or could reasonably be expected to lead to, a Superior Proposal that would be more favourable to the Crocodile Gold Shareholders than the Arrangement.

•

Dissent Rights: Registered Crocodile Gold Shareholders who do not vote FOR the Arrangement will have the right to require a judicial appraisal of their Crocodile Gold Shares and obtain “fair value” pursuant to the proper exercise of the Dissent Rights.

In view of the numerous factors considered in connection with its evaluation of the Arrangement, the Crocodile Gold Board did not find it practicable to, and did not, quantify or otherwise attempt to assign relative weight to specific factors in reaching its conclusions and recommendations. In addition, individual members of the Crocodile Gold Board may have given different weight to different factors. The foregoing discussion of the information and factors considered and evaluated by the Crocodile Gold Board is not intended to be exhaustive of all factors considered and evaluated by the Crocodile Gold Board. The conclusions and recommendations of the Crocodile Gold Board were made after considering the relevant information and factors in their totality and in their respective context.

Newmarket Background to the Arrangement

Events leading to discussions about a Potential Transaction

The Newmarket Board and senior management of Newmarket have, over the past 18 months, been focused on creating a new gold industry consolidator. During this period, Newmarket reviewed and entered into negotiations to acquire a number of high quality gold assets in mining friendly jurisdictions worldwide.

As part of these continuous efforts to seek and evaluate strategic business opportunities consistent with Newmarket’s acquisition strategy, Newmarket entered into discussions with Crocodile Gold, culminating, after lengthy negotiations among representatives of Crocodile Gold and Newmarket and their respective legal advisors, in the entering into of the Arrangement Agreement, representing the first step in Newmarket’s consolidation strategy.

The Introduction of the Opportunity

In pursuit of the aforementioned growth strategy, Newmarket met with GMP in mid January 2015 to discuss potential strategic business opportunities. At that meeting, GMP indicated that Crocodile Gold was a company that Newmarket should consider reviewing as a potential acquisition candidate, and subsequently, GMP provided Newmarket with summary material and preliminary analysis on Crocodile Gold. Upon consideration of the information presented to Newmarket, management decided in late January 2015 that a closer examination of the information available on Crocodile Gold in the public domain was warranted. This review occurred between January 30 and February 19, 2015.

Discussions about a Potential Transaction

Following closer examination of the information related to Crocodile Gold in the public domain, senior management of Newmarket informed GMP that Newmarket would like to initiate discussions with Crocodile Gold and Luxor, Crocodile Gold’s largest shareholder, with a view to assessing whether there was interest in a transaction between the two companies. GMP reached out to Luxor and made arrangements for an introductory meeting with representatives of Newmarket. Subsequently, GMP also contacted Crocodile Gold regarding their willingness to enter into a confidentiality agreement with Newmarket which Crocodile Gold did on February 20, 2015. Representatives of Newmarket met with Luxor on February 26, 2015 to introduce the Newmarket team, to discuss Newmarket’s business strategy and objectives, and to ascertain whether Luxor would support a business combination between the two companies. Also, on February 26, 2015, Newmarket entered into a confidentiality agreement with Luxor and was granted access to Crocodile Gold’s electronic data room. Throughout February and early March 2015, management of Newmarket and GMP continued to meet to consider the terms on which a transaction with Crocodile Gold might be carried out. As discussions continued, management of Newmarket continued to consider and assess other strategic alternatives available to them.

In early March 2015, representatives of Newmarket and GMP held a due diligence session with representatives of Crocodile Gold to review certain technical, operational and financial information provided by Crocodile Gold in the electronic data room.

On March 11, 2015, representatives of Newmarket and GMP met with Luxor in New York to further discuss Newmarket’s business strategy and objectives and to discuss potential terms for a transaction with Crocodile Gold. Following favourable discussions with Luxor, management of Newmarket determined that it was worthwhile to continue working towards a business combination of the two companies and began drafting a letter of intent.

On March 17, 2015, the Newmarket Board formally retained GMP as their financial advisors and to provide a fairness opinion to the Newmarket Board in the event a transaction was ultimately agreed upon between Crocodile Gold and Newmarket. Newmarket also engaged Mining Plus of Melbourne, Australia (“Mining Plus”) to assist with reviewing technical due diligence materials provided by Crocodile Gold and to accompany the Newmarket team on site visits to the Crocodile Gold operations in Australia.

On March 18, 2015, Newmarket delivered a draft letter of intent to Robert Getz, the Chairman of the Crocodile Gold Special Committee.

On March 21, 2015, representatives from Newmarket and the Crocodile Gold Special Committee and their respective legal counsel participated on a conference call relating to Crocodile Gold’s operations and the business plan of Newmarket in the event a transaction between the two companies could be agreed upon.

On March 22, 2015, Doug Forster, the Chief Executive Officer of Newmarket spoke by telephone with Mr. Getz regarding the prospect of advancing discussions and executing a letter of intent between the two companies to permit more in-depth due diligence to be conducted and to negotiate a definitive agreement with respect to the proposed business combination.

On March 22, 2015, a revised draft letter of intent was sent to Mr. Getz, for consideration by the Crocodile Gold Special Committee.

On March 23, 2015, Newmarket received an email from Mr. Getz stating that Crocodile Gold was not prepared to execute the letter of intent at this time or provide Newmarket with exclusivity during Newmarket’s continued due diligence and site visit plans. Crocodile Gold did indicate, however, that it was prepared to reimburse Newmarket for all reasonable costs relating to the site visits to be conducted by representatives of Newmarket should a reasonable transaction between the two companies be rejected by Crocodile Gold. On this basis, between March 24 and April 2, 2015, Newmarket executives and board members Mr. Forster, Mr. Johnson, Mr. Hurst and Mr. Threlkeld traveled to Australia with Mining Plus and carried out a site visit of Crocodile Gold’s key mining operations and development properties, and met with the general managers and senior staff of Crocodile Gold at each of its mines.

In early April 2015, the Newmarket Board met with senior management of Newmarket to review preliminary due diligence findings and encouraged ongoing discussions between the companies and other relevant aspects concerning the proposed transaction with Crocodile Gold. On April 13, 2015, Newmarket met with Cassels and GMP to discuss a potential structure for a business transaction with Crocodile Gold, and the following day representatives from Newmarket met with the Crocodile Gold Special Committee in Toronto to discuss its recent site visits in Australia and to discuss a strategy to advance discussions regarding a potential transaction.

Throughout April 2015, Newmarket and its advisors undertook additional comprehensive technical due diligence in respect of Crocodile Gold and its business. Following this review, with the Newmarket Board and its technical diligence team satisfied with its technical due diligence, Newmarket sent a revised draft letter of intent to Mr. Getz. The letter of intent was negotiated and agreed to by Crocodile Gold and Newmarket on April 28, 2015 and provided for exclusive negotiation between the parties until May 11, 2015 and permitted each Party access to certain confidential information in respect of the other party relevant to a potential business combination.

Board and Special Committee Deliberations Concerning a Proposed Transaction

Immediately following execution of the letter of intent, the companies and their respective legal counsel commenced negotiations on the terms of a definitive transaction agreement and continued conducting due diligence on each company’s business. Each of the Crocodile Gold Special Committee and Newmarket Board met several times with their respective legal and financial advisors to receive updates on the progress of the due diligence and negotiations, to consider operational and financial analysis performed by their respective financial advisors and to continue to review the structure and terms of a potential transaction.

On May 5, 2015, legal counsel of Newmarket presented summaries of the due diligence work that had been completed to date and GMP provided advice with respect to the fairness of the proposed transaction to management of Newmarket and the Newmarket Board.

Approval of Arrangement Agreement

On May 7, 2015, the Newmarket Board met to receive GMP’s final draft report on the fairness of the proposed transaction and to review and consider the specific transaction terms that had been negotiated, the merits to Newmarket of entering into such a transaction and the proposed final terms of the Arrangement Agreement that resulted from the negotiations with Crocodile Gold. At this meeting, GMP provided its oral opinion that based upon and subject to the various assumptions, explanations, qualifications and limitations set forth in its opinion, the consideration being provided to Newmarket Shareholders is fair, from a financial point of view, to the Newmarket Shareholders. GMP subsequently delivered its written opinion dated May 11, 2015, a copy of which is attached hereto as Appendix “D”.

The Newmarket Board discussed the proposed final terms of the Arrangement Agreement and the fairness opinion of GMP. After the Newmarket Board considered, among other things, the terms of the Arrangement Agreement, the GMP Fairness Opinion, the impact of the proposed transaction on the various stakeholders of Newmarket, and the factors set out under “— Arrangement Considerations” and “— Anticipated Benefits of the Arrangement”, the Newmarket Board determined that the Arrangement is fair to Newmarket Shareholders, is in the best interests of Newmarket, recommended that Newmarket Shareholders vote FOR the Arrangement and authorized and approved the execution and delivery of the Arrangement Agreement by Newmarket.

Signing of the Arrangement Agreement and Announcement of the Arrangement

Following the Newmarket Board meeting and upon the resolution of outstanding points on the Arrangement Agreement and delivery of the written GMP Fairness Opinion, Crocodile Gold and Newmarket signed the Arrangement Agreement and issued a joint press release announcing the Arrangement prior to the opening of markets in Toronto, Canada on May 11, 2015.

Crocodile Gold Background to the Arrangement

The following is a summary of the principal meetings, discussions and activities that preceded the execution of the Arrangement Agreement, and the subsequent public announcement of the Arrangement.

Crocodile Gold regularly reviews its overall corporate strategy and, from time to time, considers various strategic options that might accelerate the achievement of its business plan or otherwise be in the best interests of Crocodile Gold and its stakeholders.

Discussions about a Potential Transaction

In November of 2014, senior management of Crocodile Gold was approached by a third party regarding a potential strategic transaction. Management and members of the Crocodile Gold Board engaged in preliminary discussions with the third party and executed a mutual confidentiality agreement dated November 24, 2014.

In late February 2015, certain members of Crocodile Gold Management became aware that Newmarket had initiated discussions with Luxor, Crocodile Gold’s largest shareholder. Subsequent to such discussions, Luxor informally apprised certain members of Crocodile Gold management and requested Crocodile Gold enter into a confidentiality Agreement with Newmarket. A confidentiality agreement between Crocodile Gold and Newmarket was executed on February 20, 2015.

On March 11, 2015, at a regularly scheduled board meeting in Toronto, the Crocodile Gold Board formalized the composition and mandate of the Crocodile Gold Special Committee, comprised of Messrs. Robert Getz (chair), Kevin Conboy and George Faught to, among other things, consider potential business combinations and strategic transactions, including with respect to the previously stated third party interest and to manage any discussions or negotiations that might arise with Newmarket. On March 16, 2015, the Crocodile Gold Special Committee met telephonically with Luxor and was updated regarding Luxor’s further recent discussions with Newmarket and the initial indicative terms of a potential transaction that had been discussed. Luxor advised that it was supportive in principle of a merger transaction of the nature discussed with Newmarket.

Having independently determined that it was worthwhile to give due consideration to a possible transaction between Crocodile Gold and Newmarket on mutually beneficial terms and noting the interest of Luxor, the Crocodile Gold Special Committee determined to consider seriously any indicative terms proposed by Newmarket regarding a possible transaction. Discussions with the third party continued but did not materially progress.

Shortly thereafter, Crocodile Gold and Newmarket established electronic data rooms to facilitate due diligence investigations of each company’s business and operations. An initial due diligence review was conducted by Crocodile Gold of the information provided by Newmarket in order to obtain an overview of the management structure, legal, financial, mineral resource, social, environmental and operational aspects of Newmarket’s businesses and operations and identifying material issues or impediments to successful completion of a transaction.

On March 18, 2015, Mr. Lamond and Mr. Getz received a letter from Newmarket disclosing the general terms of a proposed combination of the two companies and requesting the parties engage formally to explore the proposal. The proposed transaction involved a share exchange and an amount to be offered to Crocodile Gold Shareholders in cash. Newmarket also requested an exclusivity period during which the parties would negotiate exclusively with one another.

On March 18, 2015, the Crocodile Gold Special Committee met again with its legal advisors, to discuss the draft Letter of Intent that had been provided by Newmarket the previous night. The Crocodile Gold Special Committee determined that they needed additional information regarding Newmarket’s business strategy in order to make an informed decision whether the proposed transaction would be beneficial for Crocodile Gold stakeholders.

Later that day, Crocodile Gold engaged Salman as its financial advisor to assist the Crocodile Gold Special Committee in reviewing the Newmarket proposal and, to provide a fairness opinion with respect to the financial effects of such a transaction on Crocodile Gold Shareholders.

On the morning of March 20, 2015, the Crocodile Gold Special Committee, along with Mr. Lamond and Mr. Dufour, met telephonically with key members of Newmarket’s senior management team. Newmarket presented details of the proposed transaction. Later that day the Crocodile Gold Special Committee met with counsel and Salman to review the terms of the Letter of Intent and the company’s strategic alternatives.

On March 21, 2015, the Crocodile Gold Special Committee met twice, once with Luxor present by invitation, to discuss the proposed offer by Newmarket. The Crocodile Gold Special Committee determined that it was premature to grant Newmarket exclusivity, as previously requested, but that it would continue to engage with Newmarket and continue to negotiate in good faith terms that could result in a deal that would be acceptable to Crocodile Gold.

On March 22, 2015, Mr. Getz received a revised Letter of Intent from Newmarket. The terms of the revised Letter of Intent were improved from the last version but in the view of the Crocodile Gold Special Committee continued to undervalue Crocodile Gold. The Crocodile Gold Special Committee met later that day with Salman and instructed Salman to perform a limited market test to ascertain whether there were potentially other entities interested in the Crocodile Gold. Later that day Mr. Getz spoke to Mr. Forster of Newmarket regarding advancing discussions and executing the Letter of Intent. That evening a revised draft of the Letter of Intent was forwarded to Mr. Getz for consideration by the Crocodile Gold Special Committee.

On March 23, 2015, Mr. Getz sent an email to Newmarket indicating that Crocodile Gold was not prepared to execute the letter of intent at this time or provide Newmarket with exclusivity during Newmarket’s continued due diligence and site visit plans. Crocodile Gold did indicate, however, that it was prepared to reimburse Newmarket for reasonable costs relating to the site visits to be conducted by representatives of Newmarket should a reasonable transaction between the two companies be rejected by Crocodile Gold. On this basis, between March 24 and April 2, 2015, Newmarket representatives carried out site visits of Crocodile Gold’s key mining operations and met with the general managers and senior staff of Crocodile Gold.

Between March 22, 2015 and April 28, 2015, Salman engaged with other potential bidders and reported on a regular basis to the Crocodile Gold Special Committee the progress of such efforts and the identity of the parties that had been contacted and the ability of potentially interested parties to consummate a transaction with Crocodile Gold in alternative to the potential transaction proposed by Newmarket. A second data room was established for the new entities that executed confidentiality agreements and information was provided for their review. The Crocodile Gold Special Committee met several times in March and several times in April with Salman to review and discuss the process undertaken and the interest from other parties in engaging with Crocodile Gold. Ultimately, although there was interest from more than one party, progress was slow and no offer had resulted from the process. During this period the Crocodile Gold Special Committee continued to engage frequently with Newmarket and Luxor in an attempt to improve the terms of the Newmarket offer. In addition, at this time it was determined that through discussions with the third party that had initially approached Crocodile Gold in November 2014 that a transaction with this entity would not be of interest to Crocodile Gold and its stakeholders and discussions were discontinued.

On April 14, 2015, Robert Getz, Kevin Conboy, as part of the Crocodile Gold Special Committee and Peter Tagliamonte, a director of Crocodile Gold, met with Douglas Forster, Blayne Johnson and Randall Oliphant, directors of Newmarket, in person to discuss the terms of the proposed transaction and the difficulties remaining in Newmarket’s offer. On April 20, 2015, the Crocodile Gold Special Committee met to discuss the terms of another revision to the Letter of Intent that had come in overnight. The offer had been further improved from the previous iteration of the Letter of Intent and was almost attractive enough, in the determination of the Crocodile Gold Special Committee, to be recommended to the Crocodile Gold Board of Directors and to Crocodile Gold Shareholders for their consideration. Certain outstanding points remained and the Crocodile Gold Special Committee determined to continue negotiating with Newmarket. Luxor had provided its views to the Crocodile Gold Special Committee that day regarding its general satisfaction with the offer from Newmarket as it stood.

On April 23, 2015, another revision to the Letter of Intent was delivered by Newmarket to the Crocodile Gold Special Committee. In the opinion of the Crocodile Gold Special Committee, the revised Letter of Intent still contained terms that were not acceptable to Crocodile Gold and the consideration offered to Crocodile Gold undervalued its securities.

Throughout April, 2015, each of Crocodile Gold and Newmarket and their respective financial and legal advisors undertook comprehensive technical and legal due diligence of the other company’s business. The Crocodile Gold Special Committee met several times after April 23, 2015 to review further revised versions of the Letter of Intent in response to the points that had been brought forward during ongoing negotiations. On April 28, 2015, the Crocodile Gold Special Committee met with counsel and financial advisors and later separately with Luxor to review the last version of the Letter of Intent. The final version was significantly superior to earlier offers and the Crocodile Gold Special Committee determined it was reasonable to put the offer before Crocodile Gold Shareholders.

Later that evening the Crocodile Gold Special Committee presented the final version of the Letter of Intent to the Crocodile Gold Board and recommended that the Crocodile Gold Board approve the entering into of the Letter of Intent dated April 28, 2015 which provided for exclusive negotiation with Newmarket until May 11, 2015 and permitted each party access to certain additional confidential information relevant to a potential business combination. The Letter of Intent was non-binding on the parties other than the two week negotiation exclusivity period. The Crocodile Board and its diligence team were satisfied with its due diligence review completed to date and the proposed transaction had been strongly supported by Luxor. The Crocodile Gold Board unanimously approved the execution of the Letter of Intent.

Board and Special Committee Deliberations Concerning a Proposed Transaction

Immediately following execution of the Letter of Intent, Crocodile Gold, Newmarket and their respective legal counsel commenced negotiations on the terms of a definitive transaction agreement and continued conducting due diligence on each company’s respective businesses. Each of the Crocodile Gold Special Committee and Newmarket Board met several times with their respective legal and financial advisors to receive updates on the progress of due diligence and negotiations, to consider operational and financial analysis performed by their respective financial advisors and to review the proposed documentation, structure and terms of a potential transaction.

From May 1, 2015 to May 9, 2015, the parties continued their respective due diligence reviews and exchanged draft agreements. Discussions between the parties continued with respect to transaction terms, as well as a number of ancillary issues to the proposed transaction and financial terms. On May 9, 2015, the Crocodile Gold Special Committee met to review a draft of the Arrangement Agreement which included customary provisions regarding, non-solicitation and termination provisions and other covenants and conditions regarding the conduct of business and ongoing activities.

On the morning of May 10, 2015, the Crocodile Gold Special Committee met to discuss the near-final form of the Arrangement Agreement. At this meeting, Salman circulated a report containing and supporting its opinion that based upon and subject to the various assumptions, explanations, qualifications and limitations set forth in its opinion, the consideration being provided to Crocodile Gold Shareholders is fair, from a financial point of view, to the Crocodile Gold Shareholders. Salman subsequently delivered its written opinion dated May 11, 2015, a copy of which is attached hereto as Appendix “E”. The Crocodile Gold Special Committee determined that the proposed transaction should be placed in front of the Crocodile Gold Board.

Signing of the Arrangement Agreement and Announcement of the Arrangement

On the evening of May 10, 2015 the Crocodile Gold Board met and considered the Arrangement Agreement and the recommendations of the Crocodile Gold Special Committee. The Crocodile Gold Board determined unanimously that in the light of all available facts and under the circumstances, execution of the Arrangement Agreement was in the best interests of Crocodile Gold. The Arrangement Agreement was executed later that night and Crocodile Gold and Newmarket subsequently issued a joint press release announcing the Arrangement prior to the opening of markets in Toronto, Canada on May 11, 2015.

Reasons for Recommendation

After careful consideration, the Crocodile Gold Board has determined, upon recommendation of the Crocodile Gold Special Committee and after consultation with their financial and legal advisors, that the consideration offered for the Crocodile Gold Shares pursuant to the Plan of Arrangement is fair, from a financial point of view, to the Crocodile Gold Shareholders, and that it is in the best interests of Crocodile Gold to support and facilitate the Plan of Arrangement and enter into the Arrangement Agreement. Accordingly, the Crocodile Gold Board unanimously recommends that Crocodile Gold Shareholders vote FOR the Arrangement Resolution.

In the course of its strategic review of potential transactions, the Crocodile Gold Board formed the Crocodile Gold Special Committee which, among other things, reviewed the transaction and consulted with senior management, legal counsel and financial advisors and reviewed a significant amount of information with respect to the proposed combination of the companies and other strategic alternatives and considered a number of factors, including, among other things, the following:

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Execution of a gold consolidation strategy: The Arrangement establishes a material platform for the acquisition of high quality gold production assets and development opportunities. Amalco Shareholders will participate in future value creation and growth opportunities.

•

Compelling value proposition: Amalco will be well positioned among mid-tier gold-producing companies with an attractive relative valuation on net asset value, cash flow, resource, and production multiples.

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Attractive Premium: Crocodile Gold Shareholders will receive consideration of C$0.37 per Crocodile Gold Share under the Plan of Arrangement. Such consideration represents a premium of approximately 37% over the value of each Crocodile Gold Share, based on the volume weighted average trading price of C$0.27 per Crocodile Gold Share on the TSX for the 20 trading days ended May 8, 2015 the last Business Day prior to the execution of the Arrangement Agreement and a premium of approximately 55% per share based on the Crocodile Gold Share value on May 18, 2015, at the time the initial Letter of Intent had been received from Newmarket.

•

Strong Management Ability and Skills: Amalco will have an experienced management team with a proven track record of generating shareholder value and with knowledge of all stages of the mine development cycle, including discovery, development and production across the globe.

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Enhanced Market Profile: The increased visibility, market capitalization and trading liquidity upon completion of the Arrangement is expected to broaden Amalco’s investor appeal with enhanced market and analyst coverage. Management’s financial backing and proven ability to raise capital creates a unique operating company that can rapidly transact on value accretive gold opportunities.

•

Certainty of Value and Near Term Liquidity: The Plan of Arrangement provides Crocodile Gold Shareholders with the option to elect to receive the Crocodile Gold Cash Consideration for their Crocodile Gold Shares subject to a maximum aggregate cash consideration of $20,000,000. The Crocodile Gold Cash Consideration supports certainty of value for their Crocodile Gold Shares, while mitigating long-term business risk.

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Fairness Opinion: Salman has provided the Salman Fairness Opinion that states, based upon and subject to the assumptions, limitations and qualifications set out in the Salman Fairness Opinion, Salman was of the opinion that, as at May 11, 2015, the consideration offered for the Crocodile Gold Shares is fair from a financial point of view to the Crocodile Gold Shareholders. A copy of the Salman Fairness Opinion is attached to this Information Circular as Appendix E. The Crocodile Gold Board recommends that you read the Salman Fairness Opinion carefully and in its entirety. The Salman Fairness Opinion does not constitute a recommendation of Salman to the Crocodile Gold Shareholders as to whether they should vote FOR the Arrangement or how they should otherwise act with respect thereto. See entitled “Part I — The Arrangement — Crocodile Gold Fairness Opinion”.

•	Court Approval: The Plan of Arrangement must be approved by the Court, which will consider among other things, the fairness and reasonableness of the Plan of Arrangement.

•	Shareholder Approval. The Crocodile Gold Arrangement Resolution must be approved by two-thirds of the votes cast by Crocodile Gold Shareholders at the Crocodile Gold Meeting.

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Ability to Respond to Superior Proposals: Under the Arrangement Agreement, the Crocodile Gold Board maintains the ability to consider and respond, in accordance with the Arrangement Agreement and the Crocodile Gold Board’s fiduciary duties, to any unsolicited proposal that is, or could reasonably be expected to lead to, a Superior Proposal that would be more favourable to the Crocodile Gold Shareholders than the Arrangement.

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Dissent Rights: Registered Holders of Crocodile Gold Shares who do not vote FOR the Arrangement will have the right to require a judicial appraisal of their Crocodile Gold Shares and obtain “fair value” pursuant to the proper exercise of the Dissent Rights.

Anticipated Benefits of the Arrangement

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Execution of a gold consolidation strategy: The Arrangement establishes a material platform for the acquisition of high quality gold production assets and development opportunities. Amalco Shareholders will participate in future value creation and growth opportunities.

•

Proven management team and Amalco Board: Amalco management team and the Amalco Board have extensive experience in the mining industry with a long history of substantial shareholder value creation and demonstrated capabilities in financing, acquiring, and developing open pit and underground mines across the globe.

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Enhanced capital markets exposure and access to capital: Amalco management team and the Amalco Board have high visibility in the mining industry and significant relationships with key investors and analysts that will help attract strong retail and institutional support. Management’s financial backing and proven ability to raise capital creates a unique operating company that can rapidly transact on value accretive gold opportunities.

•

Compelling value proposition: Amalco will be well positioned among mid-tier gold-producing companies with an attractive relative valuation on net asset value, cash flow, resource, and production multiples.

Fairness Opinions

The following is a summary of the Fairness Opinions with respect to the Arrangement. This summary is qualified in its entirety by, and should be read in conjunction with, the full text of the Fairness Opinions which are attached as Appendix “D” and Appendix “E” and incorporated by reference into this Information Circular. The full text of the Fairness Opinions describe, among other things, the assumptions made, procedures followed, matters considered and limitations and qualifications on the reviews undertaken by GMP and Salman. Shareholders are encouraged to read the Fairness Opinions carefully in their entirety.

GMP Fairness Opinion

The GMP Fairness Opinion was provided for the sole use of the Newmarket Board for the purposes of considering the Arrangement and may not be used or relied upon by any other person other than the Newmarket Board, without the express prior written consent of GMP. The GMP Fairness Opinion is directed only to the fairness, from a financial point of view, of the consideration to be received by Newmarket Shareholders under the Arrangement, and does not address any aspects of the Arrangement or any related transactions. The GMP Fairness Opinion does not address the relative merits of the Arrangement or any related transaction as compared to other business strategies or transactions that might be available to Newmarket or the underlying business decision of Newmarket to effect the Arrangement or any related transactions. The GMP Fairness Opinion does not constitute a recommendation by GMP to any Newmarket Shareholder as to how such Newmarket Shareholder should vote or act with respect to any matters relating to the Arrangement.

The GMP Fairness Opinion states that based upon GMP’s analysis and subject to the matters GMP considered relevant, GMP is of the opinion that, as of the date of the GMP Fairness Opinion, the Newmarket Consideration to be received by holders of Newmarket Shares pursuant to the Arrangement is fair, from a financial point of view, to holders of Newmarket Shares

Engagement of GMP

The Board of Directors of Newmarket formally retained GMP to act as its financial advisor in respect of the Arrangement, pursuant to the GMP Engagement Agreement to, among other things, deliver an opinion as to the fairness, from a financial point of view, of the consideration to be received by Newmarket Shareholders in connection with the Arrangement. The terms of the GMP Engagement Agreement provide that GMP is to receive from Newmarket certain fees in connection with the GMP Fairness Opinion which are not dependent on the conclusions reached by GMP or the successful completion of the Arrangement. In addition, GMP is to be reimbursed for its reasonable legal and out-of-pocket expenses and is to be indemnified by Newmarket under certain circumstances from and against certain liabilities arising out of the performance of professional services rendered to Newmarket under the GMP Engagement Agreement.

Credentials of GMP

GMP is a leading independent Canadian investment dealer focused on investment banking and institutional equities for corporate clients and institutional investors. GMP is regularly engaged in the valuation of securities in connection with mergers and acquisitions, public offerings and private placements of listed and unlisted securities and regularly engage in market making, underwriting and secondary trading of securities in connection with a variety of transactions.

Independence of GMP

None of GMP, its affiliates or associates, is an insider, associate or affiliate (as such terms are defined in the Securities Act (Ontario)) of Newmarket or Crocodile Gold or any of their respective associates or affiliates in connection with the Arrangement. GMP was retained by Newmarket to, among other things, provide the GMP Fairness Opinion to the Newmarket Board in respect to the Arrangement. GMP was also retained as co-lead underwriter and joint bookrunner in connection with the Financing. With respect to Crocodile Gold, GMP has previously acted as underwriter to Crocodile Gold in connection with various equity financings, the most recent of which was in 2011. Furthermore, GMP also acted as financial advisor to Crocodile Gold in late 2011 in connection with a partial sale to an affiliate of Luxor.

In the ordinary course of its business, GMP acts as a trader and dealer, both as principal and agent, in major financial markets and, as such, may have, today, or in the future, positions in the securities of Crocodile Gold and Newmarket and, from time to time, may have executed or may execute transactions on behalf of Crocodile Gold and Newmarket or other clients for which it received or may receive compensation. In addition, as an investment dealer, GMP conducts research on securities and may, in the ordinary course of its business, provide research reports and investment advice to its clients on investment matters, including research with respect to Newmarket or Crocodile Gold and/or their respective affiliates or associates.

Scope of Review

In connection with rendering the GMP Fairness Opinion, GMP has acted as financial advisor to Newmarket in respect of the Arrangement and certain related matters. In this context, and for the purpose of preparing the GMP Fairness Opinion, GMP analyzed financial, operational and other information relating to Crocodile Gold and Newmarket, including information derived from meetings and discussions with the management of Crocodile Gold and Newmarket. Except as described in the GMP Fairness Opinion, GMP has not conducted any independent investigations to verify the accuracy and completeness thereof.

In connection with rendering the GMP Fairness Opinion, GMP reviewed and relied up the documents and materials, or carried out the procedures identified in the GMP Fairness Opinion. In its assessment, GMP looked at several methodologies, analyses and techniques and used the combination of these approaches to determine the GMP Fairness Opinion based upon a number of quantitative and qualitative factors as deemed appropriate based on GMP’s experience in rendering such opinions.

GMP has not, to the best of its knowledge, been denied access by Newmarket to any information requested. GMP did not meet with the auditors of Newmarket or Crocodile Gold and has assumed the accuracy and fair presentation of the audited comparative consolidated financial statements of Newmarket or Crocodile Gold, and the reports of the auditors thereon.

Assumptions and Limitations

With Newmarket’s approval and as provided for in the GMP Engagement Agreement, GMP has relied upon and has assumed the completeness, accuracy and fair representation of all financial and other information, data, advice, opinions and representations obtained by GMP from public sources, including information relating to Crocodile Gold and Newmarket, or provided to GMP by Newmarket and its affiliates or advisors or otherwise pursuant to its engagement and the GMP Fairness Opinion is conditional upon such completeness, accuracy and fair presentation.

GMP was not engaged to review any legal, regulatory, tax or accounting aspects of the Arrangement. The Arrangement is subject to a number of conditions outside the control of Crocodile Gold and Newmarket, and GMP has assumed all conditions precedent to the completion of the Arrangement can be satisfied in due course and all consents, agreements, permissions, exemptions or orders of relevant regulatory and governmental authorities will be obtained, without adverse condition or qualification and that the Arrangement can be completed as currently planned without additional material costs or liabilities to Newmarket or Crocodile Gold. GMP also assumed that the Arrangement will be completed in accordance with the terms and conditions of the Arrangement Agreement without waiver of, or amendment to, any term or condition that is any way material to its analyses, that the Arrangement will be completed in compliance with applicable laws and that the disclosure relating to Newmarket, Crocodile Gold and the Arrangement in any disclosure documents will be accurate and will comply with the requirements of applicable laws.

The GMP Fairness Opinion does not address the relative merits of the Arrangement as compared to any other transaction involving Newmarket or the prospects or likelihood of any alternative transaction or any other possible transaction involving Newmarket, its assets or its securities. For a complete description of the assumptions made by GMP when preparing the GMP Fairness Opinion and the limitations of the GMP Fairness Opinion, please see the complete text of the GMP Fairness Opinion which is attached as Appendix “D” to this Information Circular.

Salman Fairness Opinion

In connection with Salman’s engagement by Crocodile Gold, the Crocodile Gold Special Committee requested that Salman evaluate the fairness from a financial point of view of the Crocodile Gold Consideration to be received pursuant to the Arrangement by Crocodile Gold Shareholders, other than Newmarket and its affiliates or associates, and by the holders of Crocodile Gold Options, Crocodile Gold Warrants, Convertible Debentures or any other securities convertible into Crocodile Gold Shares.

In considering the fairness of the Crocodile Gold Consideration from a financial point of view to the Crocodile Gold Shareholders and holders of Crocodile Gold Options, Crocodile Gold Warrants, Convertible Debentures or any other securities convertible into Crocodile Gold Shares, Salman reviewed and relied upon, among other things: (i) selected public market trading statistics and relevant business and financial information of Crocodile Gold, Newmarket, and other comparable publicly traded entities; and (ii) relevant financial information and selected financial metrics with respect to precedent transactions deemed relevant by Salman.

Based upon and subject to the factors set out in the Salman Fairness Opinion, Salman was of the opinion that, as of the date of the Salman Fairness Opinion, the Crocodile Gold Consideration to be received by the Crocodile Gold Shareholders and by the holders of Crocodile Gold Options, Crocodile Gold Warrants, Convertible Debentures or any other securities convertible into Crocodile Gold Shares was fair from a financial point of view.

The Salman Fairness Opinion was provided for the sole use of the Crocodile Gold Special Committee and the Crocodile Gold Board and may not be used by any other Person or relied upon by any other person other than the Crocodile Gold Special Committee and the Crocodile Gold Board, or used for any other purpose, without the express prior written consent of Salman. The Salman Fairness Opinion is directed only to the fairness, from a financial point of view, of the consideration to be paid to the Crocodile Gold Shareholders under the Arrangement, and does not address any aspects of the Arrangement or any related transactions. The Salman Fairness Opinion does not address the relative merits of the Arrangement or any related transaction as compared to other business strategies or transactions that might be available to Crocodile Gold or the underlying business decision of Crocodile Gold to effect the Arrangement or any related transactions. The Crocodile Gold Fairness Opinion does not constitute a recommendation by Salman to any Crocodile Gold Shareholder as to how such Crocodile Gold Shareholder should vote or act with respect to any matters relating to the Arrangement.

Engagement of Salman

Salman was formally retained by Crocodile Gold pursuant to the Salman Engagement Agreement to provide the Crocodile Gold Special Committee and the Crocodile Gold Board with the Salman Fairness Opinion. The terms of the Salman Engagement Agreement provide that Salman is to be paid a fee by Crocodile Gold for delivering the Salman Fairness Opinion, regardless of the conclusions reached in the Salman Fairness Opinion or the outcome of the Arrangement. In addition, Salman is to be reimbursed for its reasonable out-of-pocket expenses and is to be indemnified by Crocodile Gold in certain circumstances, against certain expenses, losses, claims, actions, damages and liabilities incurred in connection with the delivery of the Salman Fairness Opinion under the Salman Engagement Agreement.

Credentials of Salman

Salman is an independent Canadian investment dealer providing investment research, equity sales and trading and investment banking services to a broad range of institutions and corporations. Salman has participated in a significant number of transactions involving public and private companies and has extensive experience in preparing fairness opinions.

Relationships with Interested Parties

Neither Salman, nor any of its affiliates, is an Interested Party.

Other than services provided under the Salman Engagement Agreement, in the past twenty-four month period, Salman has not been engaged to provide any financial advisory services to, nor has it participated in any financings involving Crocodile Gold. In the past twenty-four month period, Salman has not been engaged to provide any financial advisory services nor has it participated in any financings involving Newmarket.

There are no understandings, agreements or commitments between any of Salman and Newmarket, Crocodile Gold, or any other Interested Party, with respect to any future business dealings. Salman may, in the future, in the ordinary course of its business, perform financial advisory or investment banking services for Newmarket, Crocodile Gold, or any other Interested Party.

Salman acts as a securities trader and dealer, both as principal and agent, in major financial markets and, as such, may have had, may have and may in the future have long or short positions in securities of Newmarket, Crocodile Gold or other Interested Parties and, from time to time, may have executed or may execute transactions on behalf of such companies or clients for which it may have received or may receive compensation. As an investment dealer, Salman conducts research on securities and may, in the ordinary course of business, provide research reports and investment advice to its clients on investment matters, including with respect to Newmarket, Crocodile Gold, or the Arrangement.

Scope of Review

In connection with rendering the Salman Fairness Opinion, Salman reviewed and relied upon (without verifying or attempting to verify independently the completeness or accuracy thereof) or carried out, among other things, the documents and information listed in the Salman Fairness Opinion. Salman has not, to the best of its knowledge, been denied access by Crocodile Gold to any information requested by Salman.

Assumptions and Limitations

Salman has not been asked to prepare and has not prepared a formal valuation of Newmarket or Crocodile Gold or any of their respective securities or assets, and the Salman Fairness Opinion should not be construed as such. Salman, however, conducted such analyses as it considered necessary in the circumstances. The Salman Fairness Opinion is not, and should not be construed as, advice as to the price at which Crocodile Gold Shares may trade at any future date. Salman was similarly not engaged to review any legal, tax or accounting aspects of the Arrangement. The Salman Fairness Opinion does not address the relative merits of the Arrangement as compared to any other transaction involving Crocodile Gold or the prospects or likelihood of any alternative transaction or any other possible transaction involving Crocodile Gold, its assets or its securities. For a complete description of the assumptions made by Salman when preparing the Salman Fairness Opinion and the limitations of the Salman Fairness Opinion, please see the complete text of the Salman Fairness Opinion which can be found as Appendix “E” to this Information Circular.

Voting Support Agreements

The following is a summary of certain material terms of the Voting Support Agreements, is not comprehensive and is qualified in its entirety by reference to the complete text of the Voting Support Agreements, which can be accessed online under the issuer profiles of Crocodile Gold and Newmarket on SEDAR at www.sedar.com.

Newmarket Voting Support Agreements

Luxor

Luxor has agreed, among other things, (i) to vote the Crocodile Gold Shares registered in its name or beneficially owned by it FOR the Arrangement, and (ii) to cause its securities in Crocodile Gold to be counted as present for purposes of establishing quorum at any meeting of holders of securities of Crocodile Gold or at any adjournment or postponement thereof or in any other circumstances upon which a vote, consent or other approval of all or some of the holders of securities in Crocodile Gold with respect to the Arrangement is sought, and, unless instructed otherwise by Newmarket, to vote (or cause to be voted) its securities in Crocodile Gold against any Acquisition Proposal and/or any matter that could reasonably be expected to delay, prevent or frustrate the successful completion of the Arrangement. Furthermore, Luxor has agreed that for a period commencing on the Effective Date and ending 12 months thereafter, it will not, without the prior written consent of Amalco, directly or indirectly, offer, sell, contract to sell, transfer, assign, pledge, grant any option to purchase, make any short sale or otherwise dispose of more than 20% of the securities of Amalco that Luxor owns or controls, directly or indirectly, immediately following the completion of the Arrangement.

The Newmarket Voting Support Agreement entered into with Luxor may be terminated by either party if the Arrangement is not completed by August 31, 2015 or will automatically terminate upon the termination of the Arrangement Agreement in accordance with its terms, in which case, in the event: (i) the Arrangement is completed, certain sections of the Newmarket Voting Support Agreement will survive completion of the Arrangement, or (ii) the Arrangement Agreement is terminated because a Superior Proposal is entered into by Crocodile Gold, the Newmarket Voting Support Agreement shall continue in full force for a period of nine months following the date the Arrangement Agreement is terminated. The other Newmarket Voting Support Agreements automatically terminate upon the termination of the Arrangement Agreement in accordance with its terms, including, without limitation, upon the termination of the Arrangement Agreement (i) by Crocodile Gold in connection with Crocodile Gold accepting, recommending, approving or entering into an agreement to implement a Superior Proposal in accordance with the terms of the Arrangement Agreement or (ii) by Newmarket upon the occurrence of a Damages Event.

Directors and Officers

George Faught, Peter Tagliamonte, Kevin Conboy, Rodney Lamond, Robert Dufour and Robert Getz, being certain directors and executive officers of Crocodile Gold, have each entered into a Newmarket Voting Support Agreements, on terms similar to the Crocodile Gold Voting Support Agreements. Pursuant to the Newmarket Voting Support Agreements, each such Crocodile Shareholder has agreed, among other things: (i) to vote his respective Crocodile Gold Shares registered in his name or beneficially owned by him FOR the Crocodile Gold Arrangement Resolution and the New Incentive Plans Resolution; (ii) not to, directly or indirectly, sell, transfer, assign, grant a participation interest in, option, pledge, hypothecate, grant a security interest in or otherwise convey or encumber any of his securities of Crocodile Gold, or enter into any agreement, option or other arrangement with respect to the transfer of any of his securities of Crocodile Gold to any Person other than pursuant to the Arrangement; (iii) not to take any other action of any kind, directly or indirectly, which could reasonably be regarded to materially reduce the success of, or delay or interfere with the completion of the Arrangement, unless consented to in writing by Newmarket; and (iv) not to, directly or indirectly, solicit, assist, initiate, knowingly encourage or otherwise facilitate, any inquiry, proposal or offer that constitutes or may reasonably be expected to constitute or lead to, an Acquisition Proposal, or enter into or participate in any substantive discussions or negotiations with any Person (other than Newmarket or its affiliates) regarding an Acquisition Proposal.

The Newmarket Voting Support Agreements entered into with directors and officers of Crocodile Gold will automatically terminate upon the termination of the Arrangement Agreement in accordance with its terms, including, without limitation, upon the termination of the Arrangement Agreement (i) by Crocodile Gold in connection with Crocodile Gold accepting, recommending, approving or entering into an agreement to implement a Superior Proposal in accordance with the terms of the Arrangement Agreement or (ii) by Newmarket upon the occurrence of a Damages Event.

As of May 11, 2015, Luxor as well as the directors and certain officers of Crocodile Gold together held 267,318,456 Crocodile Gold Shares, representing approximately 56.2% of the issued and outstanding Crocodile Gold Shares on such date.

Crocodile Gold Voting Support Agreements

Raymond Threlkeld, Randall Oliphant, Paulo Santos, Lukas Lundin, Edward Farrauto, Douglas Hurst, Douglas Forster and Blayne Johnson being certain directors and executive officers of Newmarket have each entered into a Crocodile Gold Voting Support Agreement, on terms similar to the Newmarket Voting Support Agreements, pursuant to which each of them has agreed, among other things: (i) to vote the Newmarket Shares registered in his name or beneficially owned by him FOR the Newmarket Arrangement Resolution, the Continuance Resolution and the New Incentive Plans Resolution; (ii) not to, directly or indirectly, sell, transfer, assign, grant a participation interest in, option, pledge, hypothecate, grant a security interest in or otherwise convey or encumber any of his securities of Newmarket, or enter into any agreement, option or other arrangement with respect to the transfer of any of its securities of Newmarket to any Person other than pursuant to the Arrangement; and (iii) not to take any other action of any kind, directly or indirectly, which could reasonably be regarded to materially reduce the success of, or delay or interfere with the completion of the Arrangement or the Continuance, unless consented to in writing by Crocodile Gold.

The Crocodile Gold Voting Support Agreements automatically terminate upon the termination of the Arrangement Agreement in accordance with its terms, including, without limitation, upon the termination of the Arrangement Agreement (i) by Crocodile Gold in connection with Crocodile Gold accepting, recommending, approving or entering into an agreement to implement a Superior Proposal in accordance with the terms of the Arrangement Agreement or (ii) by Newmarket upon the occurrence of a Damages Event.

As of May 11, 2015, the directors and certain officers of Newmarket together held 27,145,144 Newmarket Shares, representing approximately 52.62% of the issued and outstanding Newmarket Shares on such date.

Source of Funds for the Arrangement

In accordance with the provisions of the Arrangement Agreement, Newmarket has entered into the Underwriting Agreement and will complete the brokered portion of the Financing on or about June 12, 2015 and in any event prior to the Effective Time. The Underwriters will receive (i) a cash commission equal to 5.0% of the gross proceeds of the brokered portion of the Financing (other than gross proceeds to a maximum of $10,000,000 in respect of Subscription Receipts subscribed for certain president’s list purchasers), and (ii) such number of Broker Warrants as is equal to 5.0% of the number of Subscription Receipts sold in the brokered portion of the Financing, each entitling the holder thereof to acquire one Amalco Share for a period of 18 months from the Effective Date at a price of $1.25.

Up to $20,000,000 of the proceeds of the Financing will be used to fund the Crocodile Gold Consideration payable to Crocodile Gold Shareholders who elect to receive cash in connection with the Arrangement and the remainder will be used to bolster the working capital position of Amalco upon completion of the Arrangement.

The gross proceeds from the Financing (less certain expenses of the Financing) will be deposited and held in escrow and shall be released to Amalco immediately prior to the completion of the Arrangement upon the satisfaction of certain conditions (the “Release Conditions”) on or before August 31, 2015.

Each Subscription Receipt entitles the holder thereof to receive five Newmarket Shares upon satisfaction of the Release Conditions immediately prior to the Effective Time, which will automatically be converted in a notional consolidation into one Amalco Share in accordance with the Plan of Arrangement.

If (i) the Release Conditions are not satisfied on or before August 31, 2015, or (ii) prior to such date, Newmarket advises the Underwriters or announces to the public that it does not intend to satisfy the Release Conditions, the escrow agent will return to holders of the Subscription Receipts an amount equal to $1.25 per Subscription Receipt for the Subscription Receipts held by them, together with a pro rata portion of interest earned on the escrowed proceeds and the Subscription Receipts will be cancelled and of no further force or effect and Newmarket will be responsible for any shortfall in the escrow proceeds.

Management and directors of Newmarket intend to subscribe for Subscription Receipts in the Financing representing aggregate proceeds of approximately $8,925,000.

Effect of the Arrangement

General

Following the completion of the Arrangement, Amalco expects to operate under the name “Newmarket Gold Inc.” and to have the numbers and types of securities issued and outstanding that are described under the heading “Part IV — Pro Forma Information of Amalco After giving Effect to the Arrangement”.

Effect on Newmarket Shareholders and Crocodile Gold Shareholders

Pursuant to the Arrangement, among other things, Crocodile Gold and Newmarket will amalgamate and continue as Amalco. Newmarket Shareholders will receive 0.2 of an Amalco Share for each Newmarket Share held immediately prior to the Effective Time.

Each Crocodile Gold Shareholder has the option to receive consideration per each Crocodile Gold Share their election, on a per Crocodile Gold Share basis, of either (i) 0.2456 of an Amalco Share or (ii) $0.37 in cash, subject to Proration if Crocodile Gold Shareholders elect to receive an aggregate of greater than $20,000,000 in cash. Each Crocodile Gold Shareholder that does not validly elect to receive the Crocodile Gold Cash Consideration or that elects to receive the Crocodile Gold Cash Consideration and is pro-rated will be deemed to have elected to receive the Crocodile Gold Share Consideration with respect to his, her, or its Crocodile Gold Shares for which a valid election was not submitted or was pro-rated in accordance with the Plan of Arrangement.

Each Crocodile Gold Shareholder that is entitled to receive the Crocodile Gold Cash Consideration for a Crocodile Gold Share shall sell such Crocodile Gold Share to Newmarket in accordance with the Plan of Arrangement in exchange for the payment of $0.37 in cash per Crocodile Gold Share. Each Crocodile Gold Shareholder that elects or is deemed to elect to receive the Crocodile Gold Share Consideration for a Crocodile Gold Share shall receive 0.2456 of an Amalco Share in exchange for such Crocodile Gold Share.

See also “Part I — The Arrangement — Principal Steps of the Arrangement” and “Part IV — Pro Forma Information of Amalco after Giving Effect to the Arrangement — Share Capital of Amalco”.

Effect on Holders of Crocodile Gold and Newmarket convertible securities

Any Crocodile Gold Options issued and outstanding immediately prior to the Effective Time shall continue to be issued and outstanding following completion of the Arrangement. Each Crocodile Gold Option shall entitle the holder thereof to receive, in lieu of receiving one Crocodile Gold Share, 0.2456 of an Amalco Share. The exercise price for each Crocodile Gold Option will continue to be equal to the exercise price per Crocodile Gold Share subject to such Crocodile Gold Option immediately prior to the Effective Time and will entitle the holder thereof to 0.2456 of an Amalco Share per Crocodile Gold Share referred to therein. Each Crocodile Gold Option shall continue to be governed by and subject to the terms of the Crocodile Gold Option Plan.

Any Newmarket Options with a strike price in excess of $0.40 will be cancelled without payment. Any Newmarket Options with a strike price less than $0.40 outstanding immediately prior to the Effective Time will continue to be outstanding following completion of the Arrangement. Following the Arrangement, each Newmarket Option will entitle the holder thereof to receive, in lieu of receiving one Newmarket Share, 0.2 of an Amalco Share. The exercise price of each Newmarket Option will be equal to the exercise price per Newmarket Share subject to such Newmarket Option immediately prior to the Effective Time. Each Newmarket Option shall continue to be governed by and subject to the terms of the Newmarket Option Plan.

The Convertible Debentures are not being arranged under the Arrangement. The Convertible Debentures are currently convertible at the option of the holder into Crocodile Gold Shares at a conversion price of $0.25 per Crocodile Gold Share, being a conversion rate of 4,000 Crocodile Gold Shares for each $1,000 principal amount of Convertible Debentures. Pursuant to the Arrangement, Amalco will assume all the covenants and obligations of Crocodile Gold in respect of the outstanding Convertible Debentures. Following the Effective Time, outstanding Convertible Debentures will be convertible into Amalco Shares, with each $1,000 principal being convertible into approximately 982.4 Amalco Shares, being 4,000 Crocodile Gold Shares multiplied by the Crocodile Gold Share Consideration representing 0.2456 of an Amalco Share for each Crocodile Gold Share. Also, following the Effective Time, the volume weighted average price at which the Amalco Shares must trade for a 20 day period prior to triggering the option of Amalco to redeem the Convertible Debentures is $1.52 per Amalco Share.

Each Crocodile Gold PSU will be adjusted such that the holder thereof will be entitled to a cash payment on exercise based on the market value of the Amalco Shares on the date of exercise less the strike price which will be adjusted to reflect the Arrangement based on an exchange ratio of 0.2456.

Each Broker Warrant issued to the Underwriters in connection with the Financing will be cancelled and exchanged for one Amalco Broker Warrant.

The Newmarket Warrants will remain issued and outstanding and shall be exercisable for 0.2 Amalco Shares in accordance with their terms.

The Arrangement Agreement

The Arrangement is being effected pursuant to the Arrangement Agreement, a copy of which has been filed with the Canadian Securities Administrators at www.sedar.com and may also be obtained free of charge, upon request (i) of Newmarket Shareholders to the President and Chief Executive Officer of Newmarket at Suite 3244 –Four Bentall Centre, 1055 Dunsmuir Street, PO Box 49282 Vancouver, British Columbia V7X 1L3 (Attention: Douglas Forster) or (ii) of Crocodile Gold Shareholders to Robert Dufour, Chief Financial Officer of Crocodile Gold, at 100 King Street West, Suite 5600, Toronto, Ontario M5X 1C9 (Attention: Robert Dufour). The Arrangement Agreement contains covenants, representations and warranties of and from each of Crocodile Gold and Newmarket and various conditions precedent, both mutual and with respect to each Party. The following is a summary of certain material provisions of the Arrangement Agreement and is not comprehensive but is qualified in its entirety by reference to the full text of the Arrangement Agreement. Shareholders are encouraged to read the Arrangement Agreement in its entirety.

The Arrangement Agreement provides that Crocodile Gold and Newmarket will proceed to effect an amalgamation of Crocodile Gold and Newmarket by way of a plan of arrangement under Sections 182 and 183 of the OBCA, on the Effective Date, on the terms and subject to the conditions contained in the Plan of Arrangement. Pursuant to the Plan of Arrangement, each Crocodile Gold Shareholder, other than Newmarket, may, by making a valid Crocodile Gold Cash Election, elect to sell Crocodile Cash Consideration Shares to Newmarket for Crocodile Cash Consideration. The number of Crocodile Cash Consideration Shares that a Crocodile Gold Shareholder may sell shall be subject to Proration in certain circumstances in accordance with the Arrangement Agreement and Plan of Arrangement.

See the Plan of Arrangement attached as Appendix “H” to this Information Circular.

Crocodile Gold Covenants Regarding Non-Solicitation

Under the Arrangement Agreement, Crocodile Gold has agreed to certain non-solicitation covenants as follows:

(a)

Crocodile Gold shall immediately cease and cause to be terminated all existing discussions and negotiations (including through any Representatives or other parties on its behalf), if any, with any parties conducted before the date of the Arrangement Agreement with respect to any Acquisition Proposal in respect of Crocodile Gold. Furthermore, Crocodile Gold will discontinue access to any of its confidential information and not establish or allow access to any of its confidential information, or any data room, virtual or otherwise and shall as soon as possible request, to the extent that it is entitled to do so (and exercise all rights it has to require) the return or destruction of all confidential information previously provided to any such parties or any other parties and will request (and exercise all rights it has to require) the destruction of all material including or incorporating or otherwise reflecting any material confidential information.

(b)	Crocodile Gold shall not, directly or indirectly, do or authorize or permit any of its Representatives to do, any of the following:

(i)

solicit, assist, facilitate, initiate or encourage (including by way of furnishing or providing access to any non-public information or entering into any form of agreement, arrangement or understanding) any Acquisition Proposal in respect of Crocodile Gold;

(ii)

enter into or participate in any discussions or negotiations regarding an Acquisition Proposal, or furnish to any other Person any information with respect to its businesses, properties, operations, prospects or conditions (financial or otherwise) in connection with an Acquisition Proposal or otherwise cooperate in any way with, or assist or participate in, facilitate or encourage, any effort or attempt of any other Person to do or seek to do any of the foregoing;

(iii)

waive, or otherwise forbear in the enforcement of, or enter into or participate in any discussions, negotiations or agreements to waive or otherwise forbear in respect of, any rights or other benefits under confidentiality agreements, including any “standstill provisions” thereunder; or

(iv)	accept, recommend, approve or enter into an agreement to implement an Acquisition Proposal.

(c)

Notwithstanding any other provision in the Arrangement Agreement and provided that the Arrangement Agreement has not been violated, if at any time following the date of the Arrangement Agreement and prior to the approval of the Arrangement Resolutions and New Incentive Plans Resolution at the Crocodile Gold Meeting, Crocodile Gold receives a bona fide unsolicited written Acquisition Proposal or a bona fide written Acquisition Proposal is made to Crocodile Gold Shareholders that in either case is not in breach of any confidentiality or standstill agreement to which Crocodile Gold is a party that the Board of Directors of Crocodile Gold determines in good faith, after consultation with its financial advisors and outside counsel, constitutes a Superior Proposal, Crocodile Gold may (i) modify or change its recommendation in respect of the Arrangement; and/or (ii) comply with OSC Rule 62-504 – Take-Over Bids and Issuer Bids and similar provisions under Canadian Securities Laws relating to the provision of directors’ circulars and make appropriate disclosure with respect thereto to its securityholders but in such event, until, subject to the Arrangement Agreement, such time as the Arrangement Agreement is terminated in accordance with the terms and conditions of the Arrangement Agreement, Crocodile Gold and its Representatives may not enter into or participate in any discussions or negotiations with a third party who, without any solicitation, initiation or encouragement, directly or indirectly, after the date of the Arrangement Agreement, by Crocodile Gold or any of its Representatives, seeks to initiate such discussions or negotiations and may not furnish to such third party information concerning Crocodile Gold and its business, properties and assets.

(d)

Notwithstanding any other provision of the Arrangement Agreement and provided that the Arrangement Agreement has not been violated, Crocodile Gold and its Representatives may at any time prior to the Effective Date:

(i)

enter into or participate in any discussions or negotiations with a third party who, without any solicitation, initiation or encouragement, directly or indirectly, after the date of the Arrangement Agreement, by Crocodile Gold or any of its Representatives, seeks to initiate such discussions or negotiations and may furnish to such third party information concerning Crocodile Gold and its business, properties and assets, in each case if, and only to the extent that:

(A)

the third party has first made a written bona fide Acquisition Proposal which the Board of Directors of Crocodile Gold determines in good faith: (1) is reasonably capable of being completed without undue delay relative to the completion of the Arrangement, taking into account all financial, legal, regulatory and other aspects of such Acquisition Proposal and the Person making such proposal; (2) is made available to all Crocodile Gold Shareholders on the same terms and conditions; (3) that is not subject to a due diligence condition; (4) in respect of which adequate arrangements have been made to effect payment of any cash consideration in full; (5) is not subject to a financing condition; (6) after consultation with its financial advisor(s), would or would be reasonably likely to, if consummated in accordance with its terms (but not assuming away any risk of non-completion), result in a transaction financially superior for Crocodile Gold Shareholders than the Arrangement; and (7) after receiving the advice of outside counsel, as reflected in minutes of the Board of Directors of Crocodile Gold, that the taking of such action is necessary for the Board of Directors of Crocodile Gold to act in a manner consistent with its fiduciary duties under applicable Laws (collectively, a “Superior Proposal”); and

(B)

prior to furnishing such information to or entering into or participating in any such discussions or negotiations with such third party, Crocodile Gold shall (1) have entered into an Acceptable Confidentiality Agreement with such party or amended the terms of any existing confidentiality agreement with such party so that such agreement is an Acceptable Confidentiality Agreement, (2) provide prompt notice to Newmarket to the effect that it is furnishing information to or entering into or participating in discussions or negotiations with such third party, together with a copy and, if not previously provided to Newmarket, copies of all information provided to such third party concurrently with the provision of such information to such third party, (3) notify Newmarket orally and in writing of any inquiries, offers or proposals with respect to an actual or contemplated Acquisition Proposal (which written notice shall include a copy of any such proposal (and any amendments or supplements thereto), the identity of the Person making it, if not previously provided to Newmarket and copies of all information provided to the third party), within 24 hours of the receipt thereof, and (4) keep Newmarket informed of the status and details of any such inquiry, offer or proposal and answer Newmarket’s reasonable questions with respect thereto;

(ii)

accept, recommend, approve or enter into an agreement to implement a Superior Proposal from a third party, but only if prior to such acceptance, recommendation, approval or implementation, (1) the Board of Directors of Crocodile Gold concludes in good faith, after considering all proposals to adjust the terms and conditions of the Arrangement Agreement as contemplated by Section 7.1(e) of the Arrangement Agreement and after receiving the advice of outside counsel as reflected in minutes of the Board of Directors of Crocodile Gold, that the taking of such action is necessary for such Board of Directors of Crocodile Gold to act in a manner consistent with its fiduciary duties under applicable Laws, (2) Crocodile Gold complies with its obligations set forth in Section 7.1(e) of the Arrangement Agreement, and (3) Crocodile Gold terminates the Arrangement Agreement in accordance with Section 8.1(h) thereof, and concurrently therewith pays the amount required by Section 7.2 of the Arrangement Agreement to Newmarket.

(e)

If at any time prior to obtaining the Certificate, Crocodile Gold shall give Newmarket, orally and in writing, at least five days advance notice of any decision by the Board of Directors of Crocodile Gold to accept, recommend, approve or, if permitted under Section 7.1(d) of the Arrangement Agreement, enter into an agreement to implement a Superior Proposal, which notice shall confirm that the Board of Directors of Crocodile Gold has determined that such Acquisition Proposal constitutes a Superior Proposal, shall identify the third party making the Superior Proposal and shall provide a true and complete copy thereof, including all financing documents, and any amendments thereto. During such five-day period, Crocodile Gold agrees not to accept, recommend, approve or enter into any agreement to implement such Superior Proposal and shall not withdraw, redefine, modify or change its recommendation in respect of the Arrangement. In addition, during such five-day period Crocodile Gold shall, and shall cause its financial and legal advisors to, negotiate in good faith with Newmarket and its financial and legal advisors to make such adjustments in the terms and conditions of the Arrangement Agreement and the Arrangement so that the Superior Proposal would no longer be a Superior Proposal. In the event Newmarket proposes to amend the Arrangement Agreement and the Arrangement on a basis such that the Board of Directors of Crocodile Gold determines that the proposed transaction is no longer a Superior Proposal and so advises the Board of Directors of Newmarket prior to the expiry of such period, the Board of Directors of Crocodile Gold shall not accept, recommend, approve or, if permitted under 7.1(d) of the Arrangement Agreement enter into any agreement to implement such Acquisition Proposal and shall not withdraw, redefine, modify or change its recommendation in respect of the Arrangement. In the event that Crocodile Gold provides the notice contemplated by Section 7.1(e) of the Arrangement Agreement on a date which is less than five Business Days prior to the Crocodile Gold Meeting or the Newmarket Meeting, Newmarket shall be entitled to (i) adjourn or postpone the Newmarket Meeting, and (ii) require Crocodile Gold to adjourn or postpone Crocodile Gold Meeting, in each case to a date that is not more than ten Business Days after the date of such notice.

(f)	Nothing contained in Article VII of the Arrangement Agreement shall limit in any way Crocodile Gold’s obligation to call and hold the Crocodile Gold Meeting.

(g)

Crocodile Gold shall ensure that its Representatives are aware of the provisions of Section 7.1 of the Arrangement Agreement and shall be responsible for any breach of Section 7.1 of the Arrangement Agreement by its Representatives.

Agreement as to Damages

Pursuant to the Arrangement Agreement, Crocodile Gold has agreed that if at any time after the execution of the Arrangement Agreement:

(a)

Crocodile Gold has withdrawn, modified, qualified or changed any of its recommendations or determinations referred to in Section 2.2 of the Arrangement Agreement in a manner adverse to Newmarket or shall have resolved to do so prior to the Effective Date, or has failed to publicly reconfirm any such recommendation upon the request of Newmarket within seven days following such request (unless Newmarket is then in material breach of its obligations under the Arrangement Agreement and such breach has not been cured as provided for in Section 6.4 of the Arrangement Agreement);

(b)

A bona fide Acquisition Proposal is publicly announced, proposed, offered or made to Crocodile Gold or to the Crocodile Gold Shareholders or any Person shall have publicly announced an intention to make a bona fide Acquisition Proposal in respect of Crocodile Gold and, after such Acquisition Proposal shall have been made known, made or announced, Crocodile Gold Shareholders do not approve the Arrangement or vote upon the Crocodile Gold Arrangement Resolution and New Incentive Plans Resolution, and an Acquisition Proposal relating to Crocodile Gold is consummated or effected, as applicable, within six months of the date the first Acquisition Proposal was publicly announced, proposed, offered or made; and for the purpose of this paragraph the references in the definition of “Acquisition Proposal” to “20% or more of the voting securities” shall be deemed to be references to “all or substantially all of the voting, equity or other securities”, and the references to “20% or more of the fair market value of the consolidated assets or 20% or more of the consolidated revenue” shall be deemed to be references to “all or substantially all of the assets or consolidated revenue”;

(c)

The Board of Directors of Crocodile Gold accepts, recommends, approves or authorizes the entering by Crocodile Gold of an agreement concerning a Superior Proposal (other than an Acceptable Confidentiality Agreement permitted by Section 7.1 of the Arrangement Agreement); or

(d)

Unless Newmarket is in breach of its obligations under the Arrangement Agreement and such breach is not cured or is not capable of being cured as provided for in Section 6.4 of the Arrangement Agreement, Crocodile Gold wilfully or intentionally breaches its obligations under the Arrangement Agreement causing the conditions of Section 6.1 or Section 6.3 of the Arrangement Agreement not to be satisfied and such breaches are not cured as provided for in Section 6.4 of the Arrangement Agreement;

(each of the above being a “Damages Event”) then in the event of the termination of the Arrangement Agreement pursuant to the provisions set forth under the heading “Part I — The Arrangement — The Arrangement Agreement — Termination” below as a result of such Damages Event, (i) Crocodile Gold shall pay to Newmarket, within two Business Days a fee in the amount of $4,000,000 as liquidated damages in immediately available funds to an account designated by Newmarket, and after such event but prior to payment of such amount, Crocodile Gold shall be deemed to hold such funds in trust for Newmarket; provided that in the case of a Damages Event pursuant to Section 7.2(c) of the Arrangement Agreement such payment shall be made by Crocodile Gold to Newmarket concurrently with the acceptance, recommending, approving or entering into of the Superior Proposal by Crocodile Gold. Crocodile Gold shall only be obligated to pay a maximum of $4,000,000 pursuant to Section 7.2 of the Arrangement Agreement and upon such payment Newmarket shall have no further claim against Crocodile Gold in respect of the failure to complete the transactions contemplated in the Arrangement Agreement; provided that nothing in the Arrangement Agreement shall preclude Newmarket from seeking injunctive relief to restrain any breach or threatened breach by Crocodile Gold of any of its obligations under the Arrangement Agreement or otherwise to obtain specific performance without the necessity of posting bond or security in connection with the Arrangement Agreement in the case of a material breach thereunder by Crocodile Gold where no Superior Proposal has been received.

If the Arrangement Agreement is terminated (i) because of the failure of the conditions in Section 6.1(b), (c) or (d) or Section 6.2(a) or (b) of the Arrangement Agreement after the operation of Section 6.4, or (ii) by Crocodile Gold pursuant to paragraph (c) described under the heading “Part I — The Arrangement — The Arrangement Agreement — Termination” below and at the time of such termination there is a state of facts or circumstances that would cause the conditions set forth in Sections 6.2(a) or 6.2(b) not to be satisfied, notwithstanding the availability of any cure period, Newmarket shall pay Crocodile Gold an amount equal to $500,000 as reimbursement to Crocodile Gold for its out-of-pocket expenses incurred in connection with the Arrangement, provided that if Crocodile Gold is in material breach of its obligations under the Arrangement Agreement at the time of the termination of the Agreement such amount will not be payable.

If no payment is due under Section 7.2 of the Arrangement Agreement and the Arrangement Agreement is terminated (i) because of the failure of the condition in Section 6.3(a) or (b) after the operation of Section 6.4, or (ii) by Newmarket pursuant to paragraph (c) described under the heading “Part I — The Arrangement — The Arrangement Agreement — Termination” below and at the time of such termination there is a state of facts or circumstances that would cause the conditions set forth in Section 6.3(a) or 6.3(b) of the Arrangement Agreement not to be satisfied, notwithstanding the availability of any cure period, Crocodile Gold shall pay Newmarket an amount equal to $500,000 as reimbursement to Newmarket for its out-of-pocket expenses incurred in connection with the Arrangement, including expenses incurred during its due diligence trip to Australia, provided that if Newmarket is in material breach of its obligations under the Arrangement Agreement at the time of the termination of the Arrangement Agreement such amount will not be payable. No fees shall be payable by Crocodile Gold if the Arrangement Agreement is terminated pursuant to clause (i) or (ii) above if Crocodile Gold has paid a fee under paragraphs (a), (b), (c) or (d) described under the heading “Part I — The Arrangement — The Arrangement Agreement — Agreement as to Damages”.

Insurance and Indemnification

Crocodile Gold and Newmarket agree that Amalco will maintain in effect without any reduction in scope or coverage for six years from the Effective Date customary policies of directors’ and officers’ liability insurance providing protection comparable (in all respects) to the most favourable protection provided by the policies maintained by Crocodile Gold and Newmarket and their respective Subsidiaries as are in effect immediately prior to the Effective Date and providing for minimum coverage of $10,000,000 and on a “trailing” or “run-off” basis for all present and former directors and officers of Crocodile Gold and Newmarket with respect to claims arising from facts or events which occurred prior to the Effective Date.

Crocodile Gold and Newmarket agree that all rights to indemnification or exculpation now existing in favour of present and former officers and directors of each of Crocodile Gold and Newmarket shall survive the Arrangement and shall continue in full force and effect for a period of not less than six years from the Effective Date.

Termination

Crocodile Gold and Newmarket have agreed that the Arrangement Agreement may be terminated at any time prior to the Effective Date:

(a)	by mutual written consent of Crocodile Gold and Newmarket;

(b)

by either Crocodile Gold or Newmarket if the Arrangement Resolutions and New Incentive Plans Resolution shall have failed to receive the requisite vote of the appropriate securityholders for approval at the Crocodile Gold Meeting (including any adjournment or postponement thereof) or Newmarket Meeting (including any adjournment or postponement thereof) in accordance with the Interim Order, except that the right to terminate the Arrangement Agreement under Section 8.1(b) of the Arrangement Agreement will not be available to any Party whose action or failure to act has been a principal cause or resulted in the failure to obtain the approval of the Arrangement Resolutions and New Incentive Plans Resolution and such action or failure to act constitutes a breach of the Arrangement Agreement;

(c)

by either Crocodile Gold or Newmarket if the Effective Time shall not have occurred on or prior to August 31, 2015, except that the right to terminate the Arrangement Agreement under Section 8.1(c) shall not be available to any Party whose failure to fulfill any of its obligations has been the cause of, or resulted in, the failure of the Effective Time to occur by such date;

(d)

as provided in Section 6.4 of the Arrangement Agreement; provided that the Party seeking termination is not then in breach of the Arrangement Agreement so as to cause any of the conditions set forth in Section 6.1 or Sections 6.2 or 6.3 of the Arrangement Agreement, as applicable, not to be satisfied;

(e)	notwithstanding Section 6.4 of the Arrangement Agreement, by either Crocodile Gold or Newmarket if a Material Adverse Change shall have occurred with respect to the other Party;

(f)	by Newmarket upon the occurrence of a Damages Event in respect of Crocodile Gold as provided in Section 7.2 of the Arrangement Agreement;

(g)

by Newmarket if, prior to obtaining the approval of the Crocodile Gold Arrangement Resolution and New Incentive Plans Resolution at the Crocodile Gold Meeting, the Board of Directors of Crocodile Gold makes a change in its recommendation in respect of the Arrangement or accepts, recommends or enters into an agreement concerning a Superior Proposal in accordance with the terms of the Arrangement Agreement; or

(h)

by Crocodile Gold to accept, recommend, approve or enter into an agreement to implement a Superior Proposal in accordance with Section 7.1(d)(ii) of the Arrangement Agreement, provided that Crocodile Gold (i) has complied with its obligations described under the heading “Part I — The Arrangement — The Arrangement Agreement — Crocodile Gold Covenants Regarding Non- Solicitation” above and (ii) concurrently pays the amount required under the heading “Part I — The Arrangement — The Arrangement Agreement — Agreement as to Damages” above.

Under the provisions of the Arrangement Agreement, in the event of termination of the Arrangement Agreement in the circumstances set out above, the Arrangement Agreement will become void and neither Party will have any liability or further obligation to the other Party thereunder, except with respect to: (i) the payment of the fees outlined above under the heading “Part I — The Arrangement — The Arrangement Agreement — Agreement as to Damages”, where applicable, and (ii) the liability provisions described under the heading “Part I — The Arrangement — The Arrangement Agreement — Liquidated Damages” above. However, no Party will be relieved from liability for any breach of any provision of the Arrangement Agreement and no termination of the Arrangement Agreement will affect the obligations of the Parties pursuant to the Confidentiality Agreement entered into between the Parties, except to the extent specified therein.

Conditions to the Arrangement

Mutual Conditions

The respective obligations of the Parties to consummate the transactions contemplated in the Arrangement Agreement, and in particular the Arrangement, are subject to the satisfaction, on or before the Effective Date or such other time specified, of the following conditions, any of which may be waived by the mutual consent of such Parties without prejudice to their right to rely on any other of such conditions:

(a)

the Interim Order shall have been granted in form and substance satisfactory to each of the Parties, acting reasonably, and such order will not have been set aside or modified in a manner unacceptable to either of the Parties, acting reasonably, on appeal or otherwise;

(b)

Newmarket and its lead Underwriters shall have entered into a binding agreement providing for the Financing prior to the date of the mailing of this Information Circular, which condition has been satisfied by virtue of entering into the Underwriting Agreement;

(c)	the Financing shall have been completed;

(d)	the Continuance shall have been completed;

(e)

the Crocodile Gold Arrangement Resolution shall have been passed by the Crocodile Gold Shareholders in accordance with the Interim Order, and the New Incentive Plans Resolution shall have been passed by the Crocodile Gold Shareholders in the manner as may be required by the TSX;

(f)

the Newmarket Arrangement Resolution shall have been passed by the Newmarket Shareholders in accordance with the Interim Order, and in the manner as may be required by MI 61-101 and/or the TSXV and the New Incentive Plans Resolution shall have been passed by the Newmarket Shareholders in the manner as may be required by the TSXV or TSX, as applicable;

(g)

the Final Order shall have been granted in form and substance satisfactory to the Parties, acting reasonably, and shall not have been set aside or modified in a manner unacceptable to either of the Parties, acting reasonably, on appeal or otherwise;

(h)	the Articles of Arrangement to be filed with the Director in accordance with the Arrangement Agreement shall be in form and substance satisfactory to each of the Parties, acting reasonably;

(i)

all other domestic and foreign regulatory (including any Laws that regulate competition, antitrust, foreign investment or transportation), governmental and third party approvals and consents required to be obtained, including the Exchanges, or that the Parties mutually agree in writing to obtain in respect of the completion of the Arrangement, and the expiry of applicable waiting periods necessary to complete the Arrangement, shall have occurred or been obtained on terms and conditions acceptable to the Parties, each acting reasonably, including conditional approval to the listing on the TSX of the Amalco Shares issuable pursuant to the Arrangement and the post- Arrangement Crocodile Gold Warrants and Convertible Debentures, and all applicable domestic and foreign statutory and regulatory waiting periods shall have expired or have been terminated and no unresolved material objection or opposition shall have been filed, initiated or made during any applicable statutory or regulatory period, except where the failure or failures to obtain such approvals or consents, or for the applicable waiting periods to have expired or terminated, would not be reasonably expected to have a Material Adverse Effect on either of Crocodile Gold or Newmarket or, upon completion of the Arrangement, on Amalco;

(j)

no act, action, suit, proceeding, objection or opposition shall have been threatened or taken, entered or promulgated before or by any Governmental Entity or by any elected or appointed public official or private Person in Canada or elsewhere, whether or not having the force of Law, and no Law, regulation, policy, judgment, decision, order, ruling or directive (whether or not having the force of Law) shall have been proposed, enacted, promulgated, amended or applied, which would be reasonably expected to result in a Material Adverse Change in respect of either of Crocodile Gold or Newmarket or, upon completion of the Arrangement, in respect of Amalco;

(k)

holders of such number of Crocodile Gold Shares and Newmarket Shares that, in the aggregate, would constitute not greater than 5% of the number of Amalco Shares that would be issued and outstanding following completion of the Arrangement (assuming for the purpose of calculating the issued and outstanding number of Amalco Shares that there are no holders of Crocodile Gold Shares and Newmarket Shares who have exercised Dissent Rights), shall have indicated their intention in writing to exercise Dissent Rights in respect of the Arrangement that have not been withdrawn as of the Business Day prior to the Effective Date;

(l)

the Parties shall have received notice pursuant to the FATA that the Australian Treasurer does not object to the transactions contemplated in the Arrangement Agreement (on terms and conditions satisfactory to each of them, acting reasonably), or the statutory period shall have expired following notice by the parties to FIRB of the transactions contemplated in the Arrangement Agreement (such that the Australian Treasurer is no longer entitled to object to those transactions under the FATA); and

(m)	the Effective Date shall have occurred prior to August 31, 2015.

Crocodile Gold Conditions

The obligation of Crocodile Gold to consummate the transactions contemplated under the Arrangement Agreement, and in particular the Arrangement, is subject to the satisfaction, on or before the Effective Date or such other time specified, of the following conditions:

(a)

the representations and warranties made by Newmarket in the Arrangement Agreement shall be true and correct as of the Effective Date as if made on and as of such date (except to the extent such representations and warranties speak as of an earlier date or except as affected by transactions contemplated or permitted by the Arrangement Agreement), except where the failure of such representations and warranties to be true and complete (read as though such representations and warranties omit exceptions for failures that do not have or result in a Material Adverse Effect), individually or in the aggregate, would not result or would not reasonably be expected to result in a Material Adverse Change in respect of Newmarket or would not, or would not reasonably be expected to, materially impede completion of the Arrangement, and Newmarket shall have provided to Crocodile Gold a certificate of two senior officers of Newmarket certifying the foregoing on the Effective Date;

(b)

Newmarket shall have complied in all material respects with its covenants in the Arrangement Agreement, except where the failure to comply in all material respects with its covenants, individually or in the aggregate, would not result or would not reasonably be expected to result in a Material Adverse Change in respect of Newmarket or would not, or would not reasonably be expected to, materially impede completion of the Arrangement, and Newmarket shall have provided to Crocodile Gold a certificate of two senior officers of Newmarket certifying compliance with such covenants on the Effective Date; and

(c)	no Material Adverse Change in respect of Newmarket shall have occurred after the date of the Arrangement Agreement and prior to the Effective Date.

Newmarket Conditions

The obligation of Newmarket to consummate the transactions contemplated under the Arrangement Agreement, and in particular the Arrangement, is subject to the satisfaction, on or before the Effective Date or such other time specified, of the following conditions:

(n)

the representations and warranties made by Crocodile Gold in the Arrangement Agreement shall be true and correct as of the Effective Date as if made on and as of such date (except to the extent such representations and warranties speak as of an earlier date or except as affected by transactions contemplated or permitted by the Arrangement Agreement), except where the failure of such representations and warranties to be true and complete (read as though such representations and warranties omit exceptions for failures that do not have or result in a Material Adverse Effect), individually or in the aggregate, would not result or would not reasonably be expected to result in a Material Adverse Change in respect of Crocodile Gold or would not, or would not reasonably be expected to, materially impede completion of the Arrangement, and Crocodile Gold shall have provided to Newmarket a certificate of two senior officers of Crocodile Gold certifying the foregoing on the Effective Date;

(o)

Crocodile Gold shall have complied in all material respects with its covenants in the Arrangement Agreement, except where the failure to comply in all material respects with its covenants, individually or in the aggregate, would not result or would not reasonably be expected to result in a Material Adverse Change in respect of Crocodile Gold or would not, or would not reasonably be expected to, materially impede completion of the Arrangement, and Crocodile Gold shall have provided to Newmarket a certificate of two senior officers of Crocodile Gold certifying compliance with such covenants on the Effective Date;

(p)

Newmarket shall have received from Crocodile Gold title opinions with respect to the Material Properties of Crocodile Gold substantially in the form and consistent with title opinions delivered in connection with prior public financings of securities of Crocodile Gold and the opinion obtained when certain of such properties were acquired by Crocodile Gold; and

(q)	no Material Adverse Change in respect of Crocodile Gold shall have occurred after the date of the Arrangement Agreement and prior to the Effective Date.

Notice and Cure Provisions

Pursuant to the Arrangement Agreement, each of the Parties are required to give prompt notice to the other of the occurrence, or failure to occur, at any time from the date of the Arrangement Agreement until the Effective Date, of any event or state of facts which occurrence or failure would, or would be likely to:

(a)

cause any of the representations or warranties of either Party contained in the Arrangement Agreement to be untrue or inaccurate in any material respect on the date of the Arrangement Agreement or at the Effective Date; or

(b)	result in the failure to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by either Party prior to or at the Effective Date.

If any of the conditions of the Arrangement as outlined in the Arrangement Agreement (as described above) will not be complied with or waived by the Party for whose benefit such conditions are provided on or before the date required for the performance thereof, then a Party for whose benefit the condition precedent is provided may rescind and terminate the Arrangement Agreement as provided in paragraph (d) under the heading ‘‘Part I —

The Arrangement — The Arrangement Agreement — Termination’’ above; provided that neither Newmarket nor Crocodile Gold may elect to rescind and terminate the Arrangement Agreement pursuant to the conditions contained in the Arrangement Agreement (as described above) or exercise any termination right arising therefrom unless forthwith, and in any event prior to the issuance of the Certificate by the Director, the Party intending to rely thereon has delivered a written notice to the other Party specifying in reasonable detail all breaches of covenants, inaccuracies of representations and warranties or other matters which the Party delivering such notice is asserting as the basis for the non-fulfillment of the applicable condition or the availability of a termination right, as the case may be. If any such notice is delivered, provided that a Party is proceeding diligently to cure any such matter if capable of cure, no Party may terminate the Arrangement Agreement until the earlier of August 31, 2015 and the expiration of a period of ten Business Days from the date of receipt of such notice. If such notice has been delivered prior to the date of the Newmarket Meeting or the Crocodile Gold Meeting, Newmarket or Crocodile Gold, as the case may be, may elect to postpone the Meeting of its securityholders or Shareholders, as applicable, until the expiry of such period.

Procedure for the Arrangement Becoming Effective

The Arrangement is proposed to be carried out pursuant to Sections 182 and 183 of the OBCA. The following procedural steps must be taken for the Arrangement to become effective:

(a)	the Financing must be completed;

(b)

the Continuance Resolution, the Newmarket Arrangement Resolution, and the New Incentive Plans Resolution must be approved by the Newmarket Shareholders at the Newmarket Meeting either by proxy or in person in the manner required by the Interim Order;

(c)

the Crocodile Gold Arrangement Resolution and New Incentive Plans Resolution must be approved by the Crocodile Gold Shareholders at the Crocodile Gold Meeting either by proxy or in person in the manner required by the Interim Order;

(d)	the Arrangement must be approved by the Court pursuant to the Final Order;

(e)	all conditions precedent to the Arrangement set forth in the Arrangement Agreement must be satisfied or waived by the appropriate Party; and

(f)	the Final Order, Articles of Arrangement and related documents, in the form prescribed by the OBCA, must be filed with the Director.

Approval of Newmarket Shareholders Required for the Arrangement

Pursuant to the Interim Order, the number of votes required to pass the Newmarket Arrangement Resolution must be: (i) not less than 66⅔% of the votes cast by Newmarket Shareholders either in person or by proxy, at the Newmarket Meeting, and (ii) a simple majority of the votes cast by the Newmarket Shareholders present in person or represented by proxy at the Newmarket Meeting, excluding the votes in respect of Newmarket Shares which are required to be excluded pursuant to MI 61-101, being the Newmarket Shares that are held by the directors and officers of Newmarket that participated in the Financing.

Notwithstanding the foregoing, the Newmarket Arrangement Resolution authorizes the Newmarket Board, without further notice to or approval of the Newmarket Shareholders, subject to the terms of the Plan of Arrangement and the Arrangement Agreement, to amend the Plan of Arrangement or the Arrangement Agreement, or both, or to decide not to proceed with the Arrangement at any time prior to the Arrangement becoming effective pursuant to the provisions of the OBCA. See Appendix “A” to this Information Circular for the full text of the Newmarket Arrangement Resolution. See also ‘‘Part VII — General Proxy Matters — Newmarket — Procedure and Votes Required’’.

Approval of Crocodile Gold Shareholders Required for the Arrangement

Pursuant to the Interim Order, the number of votes required to pass the Crocodile Gold Arrangement Resolution must be not less than 66⅔% of the votes cast by Crocodile Gold Shareholders, either in person or by proxy, at the Crocodile Gold Meeting.

Notwithstanding the foregoing, the Crocodile Gold Arrangement Resolution authorizes the Crocodile Gold Board, without further notice to or approval of the Crocodile Gold Shareholders, subject to the terms of the Plan of Arrangement and the Arrangement Agreement, to amend the Plan of Arrangement or the Arrangement Agreement, or both, or to decide not to proceed with the Arrangement at any time prior to the Arrangement becoming effective pursuant to the provisions of the OBCA. See Appendix “A” to this Information Circular for the full text of the Crocodile Gold Arrangement Resolution. See also ‘‘Part VIII — General Proxy Matters — Crocodile Gold — Procedure and Votes Required”.

Court Approvals

The Arrangement under the OBCA involving Crocodile Gold and Newmarket requires approval by the Court.

Interim Order

On June 2, 2015, the Court granted the Interim Order facilitating the calling of the Crocodile Gold Meeting and the Newmarket Meeting, prescribing the conduct of the Crocodile Gold Meeting and the Newmarket Meeting, establishing the Dissent Rights and certain other procedural matters. The Interim Order is attached as Appendix “F” to this Information Circular.

Final Order

The OBCA provides that an arrangement requires Court approval. Subject to the terms of the Arrangement Agreement, and if the Newmarket Arrangement Resolution is approved by Newmarket Shareholders at the Newmarket Meeting in the manner required by the Interim Order and the Crocodile Gold Arrangement Resolution is approved by the Crocodile Gold Shareholders at the Crocodile Gold Meeting in the manner required by the Interim Order, Crocodile Gold and Newmarket will make an application to the Court for the Final Order.

The application for the Final Order approving the Arrangement is scheduled for July 8, 2015 at 10:00 a.m. (Toronto time), or as soon thereafter as counsel may be heard, at 330 University Avenue, Toronto, Ontario M5G 1R7. At the hearing in connection with the Final Order, any Newmarket Shareholder or Crocodile Gold Shareholder and any other interested party who wishes to participate or to be represented or to present evidence or argument may do so, subject to filing with the Court and serving upon Newmarket or Crocodile Gold, as the case may be, on or before noon (Toronto time) on July 6, 2015, a notice of intention to appear indicating whether such Shareholder or other interested party intends to support or oppose the application or make submissions thereat, together with a summary of the position such Shareholder or other interested party intends to advocate before the Court and any evidence or materials which such party intends to present to the Court. Service of such notice will be effected by service upon the solicitors for Newmarket: Cassels Brock & Blackwell LLP, 2100 Scotia Plaza, 40 King Street West, Toronto, Ontario M5H 3C2, Attention: Lara Jackson, or the solicitors for Crocodile Gold: Bennett Jones LLP, Suite 3400 One First Canadian Place, P.O. Box 130, Toronto, Ontario M5X 1A4, Attention: Alan Gardner.

The Amalco Shares to be issued pursuant to the Arrangement will be issued in reliance upon the exemption from registration under the U.S. Securities Act provided by Section 3(a)(10) thereof. The Court has been advised that if the terms and conditions of the Arrangement are approved by the Court, Crocodile Gold and Newmarket intend to use the Final Order of the Court approving the Arrangement as the basis for the exemption from registration under the U.S. Securities Act of the Amalco Shares to be issued pursuant to the Arrangement. Therefore, should the Court make a Final Order approving the Arrangement, Amalco Shares and any other securities to be issued pursuant to the Arrangement will be exempt from registration under the U.S. Securities Act.

Each of Crocodile Gold and Newmarket has been advised by its counsel that the Court has broad discretion under the OBCA when making orders with respect to the Arrangement and that the Court will consider, among other things, the fairness and reasonableness of the Arrangement, both from a substantive and a procedural point of view. The Court may approve the Arrangement, either as proposed or as amended, in any manner the Court may direct, subject to compliance with such terms and conditions, if any, as the Court thinks fit. Depending upon the nature of any required amendments, Crocodile Gold and Newmarket may determine not to proceed with the Arrangement.

For further information regarding the Court hearing in connection with the Final Order and the rights of Shareholders in connection with the Court hearing, see the Interim Order attached at Appendix “F” to this Information Circular and the issued Notice of Application attached at Appendix “G” to this Information Circular. The Notice of Application constitutes notice of the Court hearing of the application for the Final Order and is the only such notice of that proceeding.

Timing

If the Meetings are held as scheduled and are not adjourned and the other necessary conditions at that point in time are satisfied or waived, Crocodile Gold and Newmarket expect to apply for the Final Order approving the Arrangement on July 8, 2015. If the Final Order is obtained in a form and substance satisfactory to Crocodile Gold and Newmarket, and all other conditions set forth in the Arrangement Agreement are satisfied or waived by the applicable Party, Crocodile Gold and Newmarket expect the Effective Date to occur on July 10, 2015, following the receipt of all requisite regulatory approvals and consents. It is not possible at this time, however, to state with certainty, however, when the Effective Date will occur.

The Arrangement will become effective as of the Effective Time, which is expected to be the date of the filing with the Director of the Articles of Arrangement and a copy of the Final Order, together with such other materials as may be required by the Director for the issuance of the Certificate giving effect to the Arrangement.

The Effective Date could be delayed, however, for a number of reasons, including an objection before the Court at the hearing of the application for the Final Order or the failure to receive any required regulatory, governmental, Shareholder or third party consents on acceptable terms and conditions in a timely manner.

Letter of Transmittal for Newmarket Shareholders and Letter of Transmittal and Election Form for Crocodile Gold Shareholders

A Letter of Transmittal is being mailed, together with this Information Circular, to each Person who is a Registered Holder of Newmarket Shares on the Record Date and a Letter of Transmittal and Election Form is being mailed, together with this Information Circular, to each Person who is a registered Crocodile Gold Shareholder on the Record Date. The Letter of Transmittal for Newmarket Shareholders and the Letter of Transmittal and Election Form for Crocodile Gold Shareholders, respectively, set out the details to be followed by each Registered Holder of Newmarket Shares and Registered Holder of Crocodile Gold Shares for delivering the share certificate(s) held by such Registered Holder to the Depositary. Registered Holders of Newmarket Shares and Crocodile Gold Shares must deposit with the Depositary (at the address which will be specified on the last page of the applicable Letter of Transmittal) the applicable validly completed and duly signed Letter of Transmittal or Letter of Transmittal and Election Form, as applicable, together with the certificate(s) representing the Registered Holder’s Newmarket Shares or Crocodile Gold Shares, as applicable, and such other documents and instruments as the Depositary may reasonably require.

The Letter of Transmittal of Newmarket and the Letter of Transmittal and Election Form of Crocodile Gold, as applicable, are available on SEDAR at www.sedar.com. Additional copies of such documents are also available by contacting Equity Financial Trust Company.

It is recommended that Newmarket Shareholders and Crocodile Gold Shareholders complete, sign and return the Letter of Transmittal or the Letter of Transmittal and Election Form, as applicable, with the accompanying share certificate(s) representing their Newmarket Shares or Crocodile Gold Shares, as applicable, to the Depositary as soon as possible.

Newmarket reserves the right to waive or not to waive any and all errors or other deficiencies in any Letter of Transmittal or other document and any such waiver or non-waiver will be binding upon the affected Newmarket Shareholder. The granting of a waiver to one or more Newmarket Shareholder does not constitute a waiver for any other Newmarket Shareholder. Newmarket reserves the right to demand strict compliance with the terms of the Letter of Transmittal. The method used to deliver the Letter of Transmittal and any accompanying certificates representing Newmarket Shares is at the option and risk of the holder surrendering them, and delivery will be deemed effective only when such documents are actually received by the Depositary. Newmarket recommend that the necessary documentation be hand delivered to the Depositary, and a receipt obtained therefor; otherwise the use of registered mail with return receipt requested, and with proper insurance obtained, is recommended.

Crocodile Gold reserves the right to waive or not to waive any and all errors or other deficiencies in any Letter of Transmittal and Election Form, as applicable, or other document and any such waiver or non-waiver will be binding upon the affected Crocodile Gold Shareholder. The granting of a waiver to one or more Crocodile Gold Shareholder does not constitute a waiver for any other Crocodile Gold Shareholder. Crocodile Gold reserves the right to demand strict compliance with the terms of the Letter of Transmittal and Election Form and the Arrangement. The method used to deliver the Letter of Transmittal and the Letter of Transmittal and Election Form, as applicable, and any accompanying certificates representing Crocodile Gold Shares is at the option and risk of the holder surrendering them, and delivery will be deemed effective only when such documents are actually received by the Depositary. Crocodile Gold recommends that the necessary documentation be hand delivered to the Depositary, and a receipt obtained therefor; otherwise the use of registered mail with return receipt requested, and with proper insurance obtained, is recommended.

Crocodile Gold Shareholders and Newmarket Shareholders whose Shares are registered in the name of a broker, investment dealer, bank, trust company, trustee or other Intermediary should contact that nominee for assistance in depositing their respective Shares and should follow the instructions of such Intermediary in order to make their election and deposit their respective Shares.

Election Procedure for Crocodile Gold Shareholders

Each Crocodile Gold Shareholder has the option to receive consideration per each Crocodile Gold Share at their election, on a per Crocodile Gold Share basis, of either (i) 0.2456 of an Amalco Shares or (ii) $0.37 in cash, subject to Proration if Crocodile Gold Shareholders elect to receive an aggregate of greater than $20,000,000 in cash. Each Crocodile Gold Shareholder that does not validly elect to receive the Crocodile Gold Cash Consideration or that elects to receive the Crocodile Gold Cash Consideration and is pro-rated will be deemed to have elected to receive the Crocodile Gold Share Consideration with respect to his, her or its Crocodile Gold Shares for which a valid election was not submitted or was pro-rated in accordance with the Plan of Arrangement.

To make a valid election as to the number of Crocodile Gold Shares that will be sold for the Crocodile Gold Cash Consideration (subject to Proration as described in the Plan of Arrangement) and the number of Crocodile Gold Shares to be converted into the Crocodile Gold Share Consideration under the Arrangement, a registered Crocodile Gold Shareholder must sign a Letter of Transmittal and Election Form and make a proper election thereunder and return it with the accompanying Crocodile Gold Share certificate(s), if applicable, to the Depositary prior to the Election Deadline. Subject to any adjournment or postponement of the Crocodile Gold Meeting, the Election Deadline shall be 4:30 p.m. (Toronto Time) on July 2, 2015 (two Business Days immediately prior to the date of the Crocodile Gold Meeting). If the Crocodile Gold Meeting is adjourned or postponed, the Election Deadline shall be 4:30 p.m. (Toronto time) on the second Business Day prior to the date of such adjourned or postponed Crocodile Gold Meeting. In the event a completed Letter of Transmittal and Election Form is submitted after the Election Deadline, the Crocodile Gold Shareholder submitting such Letter of Transmittal and Election Form will be deemed to have elected to receive the Crocodile Gold Share Consideration.

The determination of the Depositary as to whether elections have been properly made and when elections were received by it will be binding. CROCODILE GOLD SHAREHOLDERS WHO DO NOT MAKE A SPECIFIC ELECTION PRIOR TO THE ELECTION DEADLINE, OR FOR WHOM THE DEPOSITARY DETERMINES THAT THEIR ELECTION WAS NOT PROPERLY MADE WITH RESPECT TO ANY OF THEIR CROCODILE GOLD SHARES, WILL BE DEEMED TO HAVE ELECTED TO RECEIVE THE CROCODILE GOLD SHARE CONSIDERATION IN RESPECT OF EACH SUCH CROCODILE GOLD SHARE. The Depositary may, with the mutual agreement of Crocodile Gold and Newmarket, make such rules as are consistent with the Arrangement for the implementation of the elections contemplated by the Arrangement and as are necessary or desirable to fully effect such elections.

Proration for Crocodile Gold Shareholders

Each Crocodile Gold Shareholder may elect in accordance with the Crocodile Shareholder’s Letter of Transmittal and Election Form to receive Crocodile Gold Cash Consideration or Crocodile Gold Share Consideration or a combination thereof.

In the event that, based on the elections of Crocodile Gold Shareholders, the aggregate amount of the Crocodile Gold Cash Consideration that would be paid to former Crocodile Gold Shareholders exceeds the Maximum Cash, then the Crocodile Gold Cash Consideration to be paid to any former Crocodile Gold Shareholder who has elected to receive Crocodile Gold Cash Consideration shall be determined by multiplying the total amount of Crocodile Gold Cash Consideration otherwise payable to such Crocodile Gold Shareholder by a fraction, rounded to five decimal places, the numerator of which is the Maximum Cash and the denominator of which is the aggregate amount of Crocodile Gold Cash Consideration otherwise payable to all former Crocodile Gold Shareholders who have so elected (or are deemed to have elected), and such former Crocodile Gold Shareholder will be deemed to have elected to receive Crocodile Gold Share Consideration for the remainder of his, her or its Crocodile Gold Shares, for which he, she or it would otherwise have received Crocodile Gold Cash Consideration.

Exchange Procedure for Newmarket Shareholders and Crocodile Gold Shareholders

In order to receive the consideration which a Registered Shareholder is entitled to receive if the Arrangement Resolutions are passed and the Arrangement is completed, a Registered Holder of Newmarket Shares must complete, sign, date and return the enclosed Letter of Transmittal and a Registered Holder of Crocodile Gold Shares must complete, sign, date and return the enclosed Letter of Transmittal and Election Form, and in each case in accordance with the instructions set out therein and in this Information Circular. The Letter of Transmittal with respect to Newmarket Shareholders and the Letter of Transmittal and Election Form with respect to Crocodile Gold Shareholders are also available from the Depositary, by telephone at 1-866-393-4891 (North American Toll Free), by email at TMXEInvestorServices@tmx.com; or under the applicable issuer profiles of Crocodile Gold and Newmarket on SEDAR at www.sedar.com.

On the Effective Date: (i) each former Crocodile Gold Shareholder (other than a Dissenting Shareholder) who has surrendered to the Depositary for cancellation, a certificate(s) representing one or more issued and outstanding Crocodile Gold Shares and validly elected in accordance with the provisions of the Plan of Arrangement shall be entitled to receive, and the Depositary shall deliver to such former Crocodile Gold Shareholder following the Effective Time, cash representing the Crocodile Gold Cash Consideration and the Crocodile Gold Share Consideration that such former Crocodile Gold Shareholder is entitled to receive in accordance with the terms of the Arrangement; and (ii) each former Newmarket Shareholder (other than a Dissenting Shareholder) who has surrendered to the Depositary for cancellation, a certificate(s) representing one or more issued and outstanding Newmarket Shares and validly elected in accordance with the provisions of the Plan of Arrangement shall be entitled to receive, and the Depositary shall deliver to such former Newmarket Shareholder following the Effective Time, a certificate(s) representing Amalco Shares that such former Newmarket Shareholder is entitled to receive in accordance with the terms of the Arrangement.

Upon surrender to the Depositary for cancellation of a certificate that immediately before the Effective Time represented one or more issued and outstanding Crocodile Gold Shares that were sold for Crocodile Gold Cash Consideration and/or exchanged for Amalco Shares or Newmarket Shares that were exchange for Amalco Shares in accordance with the terms of the Arrangement, together with such other documents and instruments as would have been required to effect the transfer of the Crocodile Gold Shares or Newmarket Shares formerly represented by such certificate under the terms of such certificate, the OBCA or the by-laws or Articles of Arrangement, as applicable and such additional documents and instruments as the Depositary may reasonably require, the holder of such surrendered certificate(s) will be entitled to receive in exchange therefor, and the Depositary will deliver to such holder following the Effective Time, cash representing the aggregate Crocodile Gold Cash Consideration and certificate(s) representing the aggregate Amalco Shares, as applicable that such Shareholder is entitled to receive in accordance with the terms of the Arrangement.

After the Effective Time and until surrendered for cancellation, each certificate that immediately prior to the Effective Time represented one or more Crocodile Gold Shares or Newmarket Shares, shall be deemed at all times to represent only the right to receive in exchange therefor Crocodile Gold Cash Consideration and/or certificate(s) representing Amalco Shares, as applicable that the holder of such certificate(s) is entitled to receive in accordance with their election (or deemed election) and the terms of the Arrangement.

No dividends or other distributions declared or made after the Effective Time with respect to Amalco Shares with a record date after the Effective Time shall be paid to the holder of any unsurrendered certificate. No dividends or other distributions declared or made after the Effective Time with respect to Amalco Shares with a record date after the Effective Time shall be paid to the holder of any unsurrendered certificate which immediately prior to the Effective Time represented issued and outstanding Crocodile Gold Shares that were exchanged for Crocodile Gold Cash Consideration or Amalco Shares or Newmarket Shares exchanged for Amalco Shares in accordance with the terms of the Arrangement, and no payment of the Crocodile Gold Cash Consideration, unless and until the holder of record of such certificate(s) shall surrender such certificate in accordance with the procedures described in the foregoing paragraphs under the heading “Part I — The Arrangement — Exchange Procedure for Newmarket Shareholders and Crocodile Gold Shareholders” or under the heading “Part I — The Arrangement — Lost Certificates”. Subject to applicable Law, at the time of such surrender of any such certificate, there shall be paid to the holder of record of the certificate(s) representing whole Crocodile Gold Shares or Newmarket Shares, without interest, (i) the amount of any Crocodile Gold Cash Consideration to which such holder is entitled, (ii) the amount of dividends or other distributions with a record date after the Effective Time theretofore paid with respect to such whole Amalco Share, and (iii) on the appropriate payment date, the amount of dividends or other distributions with a record date after the Effective Time but prior to surrender and a payment date subsequent to surrender payable with respect to such whole Amalco Share, as the case may be.

Lost Certificates

In the event any certificate(s) which immediately prior to the Effective Time represented one or more issued and outstanding Crocodile Gold Shares or Newmarket Shares that were converted pursuant to the Arrangement Agreement shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such certificate(s) to be lost, stolen or destroyed, the Depositary will issue in exchange for such lost, stolen or destroyed certificate(s), cash and/or one or more certificate(s) representing one or more Amalco Shares (and any dividends or distributions with respect thereto pursuant to the Arrangement Agreement) deliverable in accordance with such holder’s Letter of Transmittal. When authorizing such payment in exchange for any lost, stolen or destroyed certificate(s), the Person to whom certificate(s) representing Amalco Shares are to be issued shall, as a condition precedent to the issuance thereof, give a bond satisfactory to Amalco and its transfer agents in such sum as Amalco and the Depositary may direct or otherwise indemnify Amalco and the Depositary in a manner satisfactory to Amalco and the Depositary against any claim that may be made against Amalco or the Depositary with respect to the certificate(s) alleged to have been lost, stolen or destroyed.

Extinction of Rights

Any certificate(s) which immediately prior to the Effective Time represented issued and outstanding Crocodile Gold Shares or Newmarket Shares that are converted pursuant to the Arrangement Agreement and not deposited with all other instruments required by the Arrangement Agreement on or prior to the sixth anniversary of the Effective Date, shall cease to represent a claim or interest of any kind or nature as a shareholder of Amalco. On such date, the Amalco Shares to which the former Registered Holder of the certificate(s) referred to in the preceding sentence was ultimately entitled shall be deemed to have been surrendered to Amalco along with any Crocodile Gold Cash Consideration, if applicable, together with all entitlements to dividends, distributions and interest thereon held for such former registered holder.

Fractional Interest

No fractional Amalco Shares will be issued as a result of the Arrangement and aggregate entitlements of a Shareholder to Crocodile Gold Shares will be rounded down to the nearest share. The aggregate Crocodile Gold Cash Consideration payable to any one Crocodile Gold Shareholder shall be rounded down to the next whole five cent increment.

The foregoing information is a summary only. For further details of procedures, see the Plan of Arrangement attached as Appendix “H” to this Information Circular.

Withholding Rights

Pursuant to the terms of the Plan of Arrangement, Newmarket, Crocodile Gold, Amalco and the Depositary shall be entitled to deduct and withhold from any dividend or consideration otherwise payable to any Crocodile Gold Shareholders or Newmarket Shareholders, such amounts as Newmarket, Crocodile Gold, Amalco or the Depositary are required or permitted to deduct and withhold with respect to such payment under the Tax Act, the Code or any provision of provincial, state, local or foreign tax Law, in each case as amended. To the extent that amounts are so withheld, such withheld amounts shall be treated for all purposes hereof as having been paid to the Shareholder of the Shares in respect of which such deduction and withholding was made, provided that such withheld amounts are actually remitted to the appropriate taxing authority. To the extent that the amount so required or permitted to be deducted or withheld from any payment to a Shareholder exceeds the cash component, if any, of the consideration otherwise payable to the Shareholder, Newmarket, Crocodile Gold, Amalco and the Depositary are hereby authorized to sell or otherwise dispose of such portion of the Amalco Shares otherwise issuable to the Shareholder as is necessary to provide sufficient funds to Newmarket, Crocodile Gold, Amalco or the Depositary, as the case may be, to enable it to comply with such deduction or withholding requirement and Newmarket, Crocodile Gold, Amalco or the Depositary shall notify the Shareholder thereof and remit the applicable portion of the net proceeds of such sale to the appropriate taxing authority.

Return of Newmarket Shares and Crocodile Gold Shares

If the Arrangement is not completed, any deposited Newmarket Shares or Crocodile Gold Shares will be returned to the depositing Newmarket Shareholder or Crocodile Gold Shareholder at Newmarket’s or Crocodile Gold’s expense, as applicable, upon written notice to the Depositary from Newmarket or Crocodile Gold, as applicable, by returning the deposited Newmarket Shares or Crocodile Gold Shares (and any other relevant documents) by first class insured mail in the name of and to the address specified by the Newmarket Shareholder or Crocodile Gold Shareholder in the applicable Letter of Transmittal or, if such name and address is not so specified, in such name and to such address as shown on the Share register maintained by Newmarket’s or Crocodile Gold’s transfer agent, as applicable.

Interests of Certain Persons or Companies in the Arrangement

Other than as described below in the section “Part I — The Arrangement — Regulatory Matters and Securities Laws Matters — Newmarket” and “Part I — The Arrangement — Regulatory Matters and Securities Laws Matters — Crocodile Gold”, none of the principal holders of Newmarket Shares or Crocodile Gold Shares or any director or officer of Newmarket or Crocodile Gold, or any associate or affiliate of any of the foregoing Persons, has or had any material interest in any transaction in the last three years or any proposed transaction that materially affected, or will materially affect, Newmarket, Crocodile Gold, Amalco or any of their affiliates, except as disclosed above or elsewhere in this Information Circular or in the documents incorporated into this Information Circular by reference.

Newmarket has retained GMP as financial advisor to Newmarket with respect to the Arrangement and GMP has provided the GMP Fairness Opinion to the Newmarket Board. GMP has received or will receive fees from Newmarket for services rendered. Crocodile Gold has retained Salman as financial advisor to Crocodile Gold with respect to the Arrangement and Salman has provided the Salman Fairness Opinion to the Crocodile Gold Special Committee and the Crocodile Gold Board. Salman has received or will receive fees from Crocodile Gold for services rendered.

Insurance

Each of Crocodile Gold and Newmarket agree that Amalco will maintain in effect without any reduction in scope or coverage for six years from the Effective Date customary policies of directors’ and officers’ liability insurance providing protection comparable to the most favourable protection provided by the policies maintained by Crocodile Gold and Newmarket and their respective Subsidiaries as are in effect immediately prior to the Effective Date and providing coverage on a ‘‘trailing’’ or ‘‘run-off’’ basis for all present and former directors and officers of Crocodile Gold and Newmarket with respect to claims arising from facts or events which occurred prior to the Effective Date.

Each of Crocodile Gold and Newmarket also agree that all rights to indemnification or exculpation now existing in favour of present and former officers and directors of each of Crocodile Gold and Newmarket will survive the Arrangement and will continue in full force and effect for a period of not less than six years from the Effective Date.

Expenses of the Arrangement

The estimated costs to be incurred by Crocodile Gold and Newmarket with respect to the Arrangement and related matters including, without limitation, financial advisory, proxy solicitation, legal and accounting fees, severance payments, the costs of preparation, printing and mailing of this Information Circular and other related documents and agreements, and stock exchange, regulatory filing fees and other related expenses, are expected to aggregate approximately $5,800,000 including approximately $3,800,000 (inclusive, among other things, of the commission paid to the Underwriters in the Financing) in respect of Newmarket and approximately $2,000,000 in respect of Crocodile Gold.

Regulatory Matters and Securities Laws Matters

Stock Exchange Listing Approvals

It is a mutual condition to the completion of the Arrangement that the Amalco Shares issuable or to be made issuable pursuant to the Arrangement are conditionally approved for listing on the TSX.

The Crocodile Gold Shares will be delisted from the TSX following the completion of the Arrangement.

The Newmarket Shares will be delisted from the TSXV following completion of the Arrangement.

Australian Law Approvals

Certain investments by foreign persons which have a connection with Australia are regulated under the Australian Foreign Acquisitions and Takeovers Act 1975 (Cth) (“FATA”) and the Australian Government’s Foreign Investment Policy (“FIRB Policy”). Due to Crocodile Gold’s Australian assets, Newmarket and Crocodile Gold (on behalf of Amalco) were required, in accordance with the FATA and the FIRB Policy, to make an application to FIRB seeking the approval of the Australian Treasurer to implement the Arrangement.

In accordance with the FATA and the FIRB Policy, Newmarket has sought confirmation, through FIRB, that the Australian Treasurer does not object to the Arrangement. The Australian Treasurer considers foreign investment proposals on a case-by-case basis in the context of Australia’s national interest. In making a decision, the Australian Treasurer relies upon the advice of FIRB. Under the FATA, the Australian Treasurer has 30 days to consider an application and make a decision and a further 10 days to notify an applicant of his decision. The Australian Treasurer also has the power to extend the period to consider an application by a further 90 days by publishing an interim order. The decision by the Australian Treasurer will be (i) to approve the Arrangement, (ii) to approve the Arrangement subject to certain conditions or (iii) to prohibit the Arrangement from being implemented.

Canadian Securities Laws Matters

The Amalco Shares to be issued under the Arrangement to Newmarket Shareholders and Crocodile Gold Shareholders will be issued in reliance on exemptions from prospectus and registration requirements of applicable Canadian Securities Laws and, following completion of the Arrangement, the Amalco Shares will generally be “freely tradable” (other than as a result of any “control block” restrictions which may arise by virtue of the ownership thereof) under applicable Canadian Securities Laws.

Crocodile Gold is a reporting issuer (or the equivalent) in all of the provinces of Canada except Québec. Crocodile Gold Shares currently trade on the TSX. After the Arrangement, Amalco intends to delist the Crocodile Gold Shares from the TSX. Newmarket is currently a reporting issuer in British Columbia and Alberta. After the Arrangement, Amalco intends to delist the Newmarket Shares from the TSXV. Amalco has applied and been granted conditional approval to list the Amalco Shares on the TSX under the symbol “NMI”.

Securities legislation in the provinces and territories of Canada provides securityholders of Crocodile Gold and Newmarket with, in addition to any other rights they may have at Law, rights to one or more of rescission, price revision or damages, if there is a misrepresentation in a circular or notice that is required to be delivered to those securityholders. However, such rights must be exercised within prescribed time limits. Securityholders of Crocodile Gold and Newmarket should refer to the applicable provisions of the securities legislation of their province or territory for particulars of those rights or consult a lawyer licensed to practice in such province or territory, as applicable.

Multilateral Instrument 61-101

The Ontario Securities Commission and British Columbia Securities Commission have adopted MI 61-101 which governs transactions which raise the potential for conflicts of interest, including issuer bids, insider bids, related party transactions and business combinations. Newmarket is a reporting issuer in British Columbia and Alberta and is subject to securities Laws in British Columbia and Alberta, including MI 61-101. Crocodile Gold is a reporting issuer in all provinces of Canada except Québec and is subject to application of the securities Laws in the Province of Ontario and all other provinces other than Québec, including MI 61-101. MI 61-101 is intended to regulate certain transactions to ensure equality of treatment among securityholders, generally by requiring enhanced disclosure, approval by a majority of securityholders excluding interested or related parties and, in certain circumstances, independent valuations and approval and oversight of certain transactions by a special committee of independent directors. The protections of MI 61-101 apply to a reporting issuer proposing to carry out a “business combination” (as defined in MI 61-101).

Newmarket

The Arrangement constitutes a “business combination” for Newmarket for the purposes of MI 61-101 as the Arrangement is an amalgamation in which related parties of Newmarket will participate in a “connected transaction” to the Arrangement. A “connected transaction” means two or more transactions that have at least one party in common, directly or indirectly; and (a) are negotiated or completed at approximately the same time, or (b) the completion of at least one of the transactions is conditional on the completion of each of the other transactions. As a result, the Arrangement and the Financing are “connected transactions” as they both involve Newmarket as a common party and the closing of the Financing is a condition to the completion of the Arrangement. Raymond Threlkeld, Randall Oliphant, Lukas Lundin, Edward Farrauto, Douglas Hurst, Douglas Forster, Blayne Johnson and Paulo Santos, are directors and/or executive officers of Newmarket and intend to participate in the Financing.

Each of the directors and executive officers of Newmarket that participated in the Financing and their respective direct and indirect holdings of Newmarket Shares as of the date hereof are as follows:

Name/Position	Number of Newmarket Shares Held
Raymond Threlkeld, Chairman of the Newmarket Board	0
Randall Oliphant, Director	6,048,170
Paulo Santos, Chief Financial Officer	133,333
Lukas Lundin, Director	4,668,000
Edward Farrauto, Director	2,063,640
Douglas Hurst, Director	1,666,667
Douglas Forster, President, Chief Executive Officer, Director	6,282,667
Blayne Johnson, Executive Vice President, Director	6,282,667
Total	27,145,144

The directors and executive officers of Newmarket, in the aggregate, hold 27,145,144 Newmarket Shares representing approximately 52.6% of the Newmarket Shares issued and outstanding as of the date hereof. All of the Newmarket Shares held by the directors and executive officers of Newmarket will be treated in the same fashion under the Arrangement as Newmarket Shares held by every other Newmarket Shareholder.

Minority Approval

In the case of a business combination, MI 61-101 requires that the Newmarket Arrangement Resolution be approved by a simple majority of the votes cast by “minority” securityholders of each class of affected securities of Newmarket, voting separately as a class present in person or represented by proxy and entitled to vote at the Newmarket Meeting, excluding votes cast by the Persons considered to be “interested parties”, including parties to a “connected transaction” (as such terms are defined in MI 61-101). Accordingly, in addition to the Newmarket Arrangement Resolution being approved by not less than 66⅔% of the votes cast by Newmarket Shareholders present or represented by proxy and entitled to vote at the Newmarket Meeting, the Arrangement must also be approved by a simple majority of the votes cast by Newmarket Shareholders present in person or represented by proxy and entitled to vote at the Newmarket Meeting, excluding votes cast by the Persons considered to be “interested parties”, including parties to a “connected transaction” (as such terms are defined in MI 61-101) which includes the votes cast in respect of Newmarket Shares that are registered in the name of or beneficially owned or controlled by Randall Oliphant, Lukas Lundin, Edward Farrauto, Douglas Hurst, Douglas Forster, Blayne Johnson and Paulo Santos (representing, in the aggregate, approximately 52.6% of the issued and outstanding Newmarket Shares).

Accordingly, Newmarket will exclude the votes attaching to the Newmarket Shares registered in the name of or beneficially owned or controlled by Randall Oliphant, Lukas Lundin, Edward Farrauto, Douglas Hurst, Douglas Forster, Blayne Johnson and Paulo Santos, for the purposes of determining whether minority approval of the Arrangement and Financing has been obtained. To the knowledge of Newmarket, as at the date hereof, the directors and executive officer and their related parties and joint actors, being Randall Oliphant, Lukas Lundin, Edward Farrauto, Douglas Hurst, Douglas Forster, Blayne Johnson and Paulo Santos, hold, directly or indirectly, or exercise control over an aggregate of 27,145,144 Newmarket Shares (representing approximately 52.6% of the issued and outstanding Newmarket Shares) which will be excluded from the “minority approval” vote conducted pursuant to MI 61-101.

Unless otherwise directed in properly completed Forms of Proxy, it is the intention of each of individuals named in the enclosed Form of Proxy to vote FOR the Newmarket Arrangement Resolution. If you do not specify how you want your Newmarket Shares voted at the Newmarket Meeting, the Persons named as proxyholders in the enclosed Form of Proxy will cast the votes represented by your proxy at the Newmarket Meeting FOR the Newmarket Arrangement Resolution. As all of the directors of the Newmarket Board are participating in the Financing, Newmarket Shareholders are being asked to approve the Financing as part of the Newmarket Arrangement Resolution.

After careful consideration of the factors described under the heading “Part I — The Arrangement — Reasons for the Arrangement”, the GMP Fairness Opinion and the other factors set out under the heading “Part I — The Arrangement — The GMP Fairness Opinion”, the Newmarket Board has unanimously determined that the Arrangement is fair to Newmarket Shareholders and is in the best interests of Newmarket. Accordingly, the Newmarket Board unanimously recommends that Newmarket Shareholders vote FOR the Newmarket Arrangement Resolution.

Valuation

Newmarket is exempt from the independent formal valuation requirements of MI 61-101 on the basis of the exemption provided by Section 5.5(b) of MI 61-101, which provides that Newmarket is exempt from providing a formal valuation as the Newmarket Shares are not listed on a specified market.

To the knowledge of the Newmarket Board and executive officers of Newmarket, after reasonable inquiry, there have been no prior valuations in respect of Newmarket (as contemplated in MI 61-101) within the 24-month period preceding the date of this Information Circular, and no bona fide prior offer (as contemplated by MI 61-101) that relates to the transactions contemplated by the Arrangement has been received by Newmarket during the 24-month period preceding the execution of the Arrangement Agreement.

Crocodile Gold

Mr. Rodney Lamond, President and Chief Executive Officer of Crocodile Gold and Mr. Robert Dufour, Chief Financial Officer of Crocodile Gold each have employment agreements with Crocodile Gold providing for certain payments upon or in connection with a change of control or in similar circumstances, as set out below.

On July 31, 2013, Crocodile Gold entered into an executive employment agreement with Mr. Lamond (the “Lamond Employment Agreement”). The Lamond Employment Agreement provides that in the event of a Change of Control (as defined in the Lamond Employment Agreement) after the initial 12 months of Mr. Lamond’s employment and if within the 12 subsequent months following the Change of Control, Crocodile Gold terminates Mr. Lamond’s engagement without cause or a material adverse change results in his resignation, then Mr. Lamond is entitled to receive a lump sum payment equal to 24 months of base salary (approximately $730,000) and payment of accrued but unused vacation to that date. Any stock options granted to Mr. Lamond would be dealt with in accordance with the terms of the Crocodile Gold Option Plan, and would vest immediately.

On June 29, 2012, Crocodile Gold entered into an executive employment agreement with Mr. Dufour (the “Dufour Employment Agreement”). The Dufour Employment Agreement provides that in the event of a Change of Control (as defined in the Dufour Employment Agreement), either Mr. Dufour or Crocodile Gold will have one year from the date of such Change in Control to elect to have Mr. Dufour’s employment terminated. In the event that such an election is made by either party, Crocodile Gold would be obliged to make a lump sum termination payment to Mr. Dufour that is equivalent to 18 months base salary (approximately $397,500) and payment of accrued by unused vacation to that date. Any stock options granted to Mr. Dufour would be dealt with in accordance with the terms of the Crocodile Gold Option Plan, and would vest immediately.

Mr. Lamond and Mr. Dufour have each agreed to waive any entitlements pursuant to their employment agreements in connection with the Arrangement in exchange for a continuation bonus of $400,000 and $265,000 respectively, and a payment with respect to the six month annual incentive plan of $39,548 and $23,927, respectively. In addition, Crocodile Gold has determined to award an aggregate amount of $98,943 to four other executives in connection with the completion of the Arrangement.

None of the payments described above were conferred for the purpose, in whole or in part, of increasing the value of the consideration paid to such individuals for securities relinquished under the Arrangement, and the making of such payments is not conditional on any of such individuals supporting the Arrangement.

As each of Mr. Lamond, Mr. Dufour and all other recipients of awards described above beneficially owns or exercises control or direction over less than 1% of the Crocodile Gold Shares issued and outstanding, any payments to which such individuals are entitled are not considered “collateral benefits” for purposes of MI 61-101.

United States

The Amalco Shares to be issued under the Arrangement to Newmarket Shareholders and Crocodile Gold Shareholders will be issued in reliance upon the exemption from registration provided by Section 3(a)(10) of the U.S. Securities Act. Section 3(a)(10) exempts securities issued in exchange for one or more outstanding securities from the general requirement of registration where the terms and conditions of the issuance and exchange of such securities have been approved by a court of competent jurisdiction, after a hearing upon the fairness of the terms and conditions of the issuance and exchange at which all persons to whom the securities will be issued have the right to appear and receive timely notice thereof. Section 3(a)(10) of the U.S. Securities Act does not exempt the issuance of securities upon the exercise of securities that were issued pursuant to Section 3(a)(10) of the U.S. Securities Act. The Court is authorized to conduct a hearing at which the fairness of the terms and conditions of the Arrangement will be considered. The Court granted the Interim Order on June 2, 2015 and, subject to the approval of the Arrangement by Newmarket Shareholders and Crocodile Gold Shareholders, a hearing on the Arrangement will be held on July 8, 2015 by the Court. See “Part I – The Arrangement — Court Approvals — Final Order” above.

Resales of Amalco Shares within the United States after the Completion of the Arrangement.

The Amalco Shares to be held by Newmarket Shareholders and Crocodile Gold Shareholders following completion of the Arrangement will be freely tradable in the U.S. under the U.S. Securities Act, except by persons who are “affiliates” of Amalco after the Arrangement or who have been affiliates of Newmarket or Crocodile Gold within 90 days before the Effective Date. Persons who may be deemed to be “affiliates” of an issuer include individuals or entities that control, are controlled by, or are under common control with, the issuer, whether through the ownership of voting securities, by contract, or otherwise, and generally include executive officers and directors of the issuer as well as principal shareholders of the issuer. Any resale of such Amalco Shares by such an affiliate may be subject to the registration requirements of the U.S. Securities Act, absent an exemption therefrom.

Persons who are not affiliates of Amalco after the Arrangement and who have not been so affiliated within 90 days of the resale in question may resell the Amalco Shares that they receive in connection with the Arrangement in the United States without restriction under the U.S. Securities Act.

Persons who are affiliates of Amalco after the Arrangement or who have been affiliates within 90 days of the resale in question may not sell their Amalco Shares that they receive in connection with the Arrangement, in the absence of registration under the U.S. Securities Act, unless an applicable exemption from such registration requirements is available, such as the exemptions provided by Rule 144 under the U.S. Securities Act or Rule 904 of Regulation S under the U.S. Securities Act, if available.

Affiliates — Rule 144. In general, under Rule 144, persons who are affiliates of Amalco after the Arrangement or who have been affiliates within 90 days of the resale in question will be entitled to sell the Amalco Shares that they receive in connection with the Arrangement in the United States after a period of six months, if Amalco is compliant with the current public information requirements for a non-reporting issuer under Rule 144, provided that during any three-month period the number of such shares sold does not exceed the greater of one percent of the then outstanding securities of such class or, if such securities are listed on a United States securities exchange, the average weekly trading volume of such securities during the four-week period preceding the date of sale, subject to specified restrictions on manner of sale, notice requirements, aggregation rules and the availability of current public information about Amalco. If Amalco is not compliant with the current public information requirements for a non-reporting issuer, persons who are affiliates will be entitled to sell in the United States after a period of one year and under the sale restrictions described in this paragraph for as long as they are affiliates of Amalco and for 90 days after the termination of such affiliation. The discussion in this paragraph is provided for informational purposes only, and no representation, warranty or covenant is or will be made or should be implied as to whether or not Amalco is, will be or ever intends to be current with respect to the current public information requirements that would apply to it as set forth under Rule 144.

Affiliates — Regulation S. In general, under Regulation S, persons who are affiliates of Amalco solely by virtue of their status as an officer or director of Amalco may sell their Amalco Shares outside the United States in an “offshore transaction” if (i) no offer is made to a person in the United States, (ii) either (A) at the time the buyer’s buy order originated, the buyer is outside the United States, or the seller and any person acting on its behalf reasonably believes that the buyer is outside the United States, or (B) the transaction is executed in, on or through a “designated offshore securities market” (which would include a sale through the Exchanges) if neither the seller nor any person acting on its behalf knows that the transaction has been pre-arranged with a buyer in the United States, and (iii) neither the seller, any affiliate of the seller or any person acting on any of their behalf engages in any “directed selling efforts in the United States.” In the case of a sale of Amalco Shares by an officer or director who is an affiliate of Amalco solely by virtue of holding such position, there would be an additional requirement that no selling commission, fee or other remuneration is paid in connection with such sale other than a usual and customary broker’s commission. For purposes of Regulation S, “directed selling efforts” means “any activity undertaken for the purpose of, or that could reasonably be expected to have the effect of, conditioning the market in the United States for any of the securities being offered” in the sale transaction. Certain additional restrictions are applicable to a holder of Amalco Shares who is an affiliate of Amalco after the Arrangement other than by virtue of his or her status as an officer or director of Amalco.

Exercise of Crocodile Gold Options, Crocodile Gold Warrants, Newmarket Options and Newmarket Warrants

Holders of Crocodile Gold Options, Crocodile Gold Warrants, Newmarket Options and Newmarket Warrants are advised that the exemption under Section 3(a)(10) of the U.S. Securities Act will not exempt the exercise of the Crocodile Gold Options, Crocodile Gold Warrants, Newmarket Options and Newmarket Warrants whether prior to or after the Effective Date. Accordingly, the Crocodile Gold Options, Crocodile Gold Warrants, Newmarket Options and Newmarket Warrants may only be exercised in the United States, or by or on behalf of a U.S. Person or a person in the United States, if exemptions from the registration requirements of the U.S. Securities Act and applicable state securities laws are available for such exercise. Prior to the issuance of Amalco Shares pursuant to any such exercise after the Effective Time, Amalco may require evidence (which may include in an opinion of counsel) reasonably satisfactory to Amalco to the effect that the issuance of such Amalco Shares do not require registration under the U.S. Securities Act or applicable state securities laws.

Amalco Shares received upon exercise of the Crocodile Gold Options, Crocodile Gold Warrants, Newmarket Options and Newmarket Warrants after the Effective Time by holders in the United States or who are U.S. Persons will be “restricted securities”, as such term is defined in Rule 144(a)(3), and may not be resold unless such securities are registered under the U.S. Securities Act and all applicable state securities laws or unless an exemption from such registration requirements is available.

The Newmarket Options, the Newmarket Warrants, the Crocodile Gold Options, the Crocodile Gold Warrants, Crocodile Gold PSUs, Convertible Debentures and any securities issuable upon exercise of such securities have not been and will not be registered under the U.S. Securities Act or applicable state securities laws. As a result, Newmarket Options, Newmarket Warrants, Crocodile Gold Options, Crocodile Gold Warrants, Convertible Debentures and Crocodile Gold PSUs may not be exercised in the United States or by or on behalf of a U.S. Person, nor may any securities upon such exercise be offered or resold in the United States or to or for the account of a U.S. Person, except pursuant to a registration statement under the U.S. Securities Act or an exemption from such registration requirements or in a transaction not subject to the registration requirements of the U.S. Securities Act.

The foregoing discussion is only a general overview of certain requirements of U.S. Securities Laws applicable to the securities received upon completion of the Arrangement. The discussion is based in part on non-binding interpretations and no-action letters provided by the staff of the SEC, which do not have the force of law. All holders of such securities are urged to consult with counsel to ensure that the resale of their securities complies with applicable U.S. Securities Laws. The foregoing discussion also does not address the Canadian Securities Laws that will apply to the issue or resale of securities by U.S. shareholders of Amalco within Canada. U.S. shareholders of Amalco reselling their securities in Canada must comply with Canadian securities laws, as outlined elsewhere in this Information Circular.

Right to Dissent

The following description of the Dissent Rights is not a comprehensive statement of the procedures to be followed by a Dissenting Shareholder who seeks payment of the fair value of his, her or its Crocodile Shares or Newmarket Shares, as applicable, and is qualified in its entirety by reference to the full text of Section 185 of the OBCA, which is attached as Appendix “J” to this Information Circular, as modified by the Interim Order, which is attached to this Information Circular as Appendix “F”. A Dissenting Shareholder who intends to exercise Dissent Rights should carefully consider and comply with the provisions of Section 185 of the OBCA, as modified by the Interim Order. Failure to comply strictly with the provisions of Section 185 of the OBCA, as modified by the Interim Order, and to adhere to the procedures established therein may result in the loss of all rights thereunder.

Other than the exercise of dissent rights by Newmarket Shareholders under the BCBCA in connection with the Continuance, Dissenting Newmarket Shareholders may exercise Dissent Rights pursuant to and in the manner set forth under Section 185 of the OBCA, as modified by the Interim Order, provided that notwithstanding Subsection 185(6) of the OBCA, the written objection to the Newmarket Arrangement Resolution must be sent to Newmarket by Dissenting Newmarket Shareholders who wish to dissent and received by Newmarket not later than 5:00 p.m. (Vancouver time) on July 2, 2015, or the date that is two Business Days immediately prior to the Newmarket Meeting or any date to which the Newmarket Meeting may be postponed or adjourned

Dissenting Crocodile Gold Shareholders may exercise Dissent Rights pursuant to and in the manner set forth under Section 185 of the OBCA, as modified by the Interim Order, provided that notwithstanding Subsection 185(6) of the OBCA, the written objection to the Crocodile Gold Arrangement Resolution must be sent to Crocodile Gold, as applicable, by each Dissenting Crocodile Gold Shareholders who wishes to dissent and received by Crocodile Gold not later than 5:00 p.m. (Toronto time) on July 2, 2015, or the date that is two Business Days immediately prior to the Crocodile Gold Meeting or any date to which the Crocodile Gold Meeting may be postponed or adjourned.

Crocodile Gold Shareholders and Newmarket Shareholders who wish to dissent should take note that the procedures for dissenting to the Crocodile Gold Arrangement Resolution or the Newmarket Arrangement Resolution, as applicable, require strict compliance with the applicable Dissent Procedures.

Dissent Rights to the Arrangement Resolutions for Crocodile Gold Shareholders and Newmarket Shareholders

As indicated in the Notices of Special Meeting, any Newmarket Shareholder or Crocodile Gold Shareholder is entitled to be paid the fair value of his, her or its Newmarket Shares or Crocodile Gold Shares in accordance with the Plan of Arrangement and Section 185 of the OBCA if such Shareholder exercises Dissent Rights and the Arrangement becomes effective. There can be no assurance that a Newmarket Shareholder or Crocodile Gold Shareholder that dissents will receive consideration for his, her or its Newmarket Shares or Crocodile Gold Shares of equal value to the consideration such Shareholder would have received on completion of the Arrangement.

Under the OBCA, a Newmarket Shareholder or Crocodile Gold Shareholder is, in effect, not entitled to exercise Dissent Rights with respect to such Shareholder’s Newmarket Shares or Crocodile Gold Shares if such Shareholder votes any of those Shares for the Arrangement Resolutions. A brief summary of the provisions of Section 185 of the OBCA is set out below. This summary is qualified in its entirety by the provisions of Section 185 of the OBCA, the full text of which are set forth in Appendix “J” to this Information Circular, and by the Interim Order, the full text of which is set out is set forth in Appendix “F” to this Information Circular.

Section 185 of the OBCA

Section 185 of the OBCA provides registered shareholders of a corporation with the right to dissent from certain resolutions that effect extraordinary corporate transactions or fundamental changes. The Interim Order expressly provides Registered Holders with the right to dissent from the Arrangement pursuant to Section 185 of the OBCA, with modifications to the provisions of Section 185 of the OBCA, as provided in the Plan of Arrangement and the Interim Order. The OBCA, as modified by the Interim Order, provides that Registered Holders who dissent to the actions being taken by Newmarket or Crocodile Gold may exercise a right of dissent and require Amalco to purchase the Newmarket Shares or Crocodile Gold Shares held by such Dissenting Shareholder at the fair value of such Shares.

In many cases, Newmarket Shares or Crocodile Gold Shares beneficially owned by a Non-Registered Holder are registered either (i) in the name of an Intermediary, or (ii) in the name of a clearing agency (such as CDS or similar entities) of which the Intermediary is a participant.

Accordingly, a Non-Registered Holder will not be entitled to exercise the Dissent Rights directly unless the Newmarket Shares or Crocodile Gold Shares are re-registered in the Non-Registered Holder’s name.

A Non-Registered Holder who wishes to exercise the Dissent Rights should contact the Intermediary with whom the Non-Registered Holder deals in respect of the Newmarket Shares or Crocodile Gold Shares and either:

•

instruct the Intermediary to exercise the Dissent Rights on the Non-Registered Holder’s behalf (which, if the Newmarket Shares or Crocodile Gold Shares are registered in the name of CDS or other clearing agency, would require that the Newmarket Shares or Crocodile Gold Shares first be re-registered in the name of the Intermediary); or

•

instruct the Intermediary to re-register the Newmarket Shares or Crocodile Gold Shares in the name of the Non-Registered Holder, in which case, the Non-Registered Holder would be able to exercise the Dissent Rights directly. In this regard, the Non-Registered Holder will have to demonstrate that such person beneficially owned the Newmarket Shares or Crocodile Gold Shares on the Record Date established for the Meetings in respect of which the Dissent Rights are being exercised.

Section 185 of the OBCA provides that a Dissenting Shareholder may only make a claim under that section with respect to all of the shares of a class held by the Dissenting Shareholder on behalf of any one beneficial owner and registered in the Dissenting Shareholder’s name. The OBCA provides, in effect, that a Newmarket Shareholder or Crocodile Gold Shareholder who has submitted a written objection to the Arrangement Resolutions but who votes for the Arrangement Resolutions will no longer be considered a Dissenting Shareholder with respect to the Newmarket Shares or Crocodile Gold Shares, as applicable, voted for the Arrangement Resolutions. The OBCA does not provide, and Newmarket or Crocodile Gold will not assume, that (i) a vote against the Arrangement Resolutions, (ii) a proxy submitted instructing the proxyholder to vote against the Arrangement Resolutions, or (iii) an abstention, constitutes a written objection for purposes of the right to dissent under the OBCA, but a Newmarket Shareholder or Crocodile Gold Shareholder need not vote his, her or its Newmarket Shares or Crocodile Gold Shares against the Arrangement Resolutions in order to dissent.

A Dissenting Shareholder is required to send a written objection to the Arrangement Resolutions to Newmarket or Crocodile Gold as specified in the Interim Order, two Business Days prior to the Meetings or any date to which the Meetings may be postponed or adjourned. A vote against the Arrangement Resolutions or a withholding of votes does not constitute a written objection. Within ten days after the Arrangement Resolutions is approved by Newmarket Shareholders or Crocodile Gold Shareholders, Newmarket or Crocodile Gold must send to each Dissenting Shareholder a notice that the Arrangement Resolutions has been adopted, setting out the rights of the Dissenting Shareholder and the procedures to be followed to exercise those rights. The Dissenting Shareholder is then required, within 20 days after receipt of such notice (or if such shareholder does not receive such notice, within 20 days after learning of the adoption of the Arrangement Resolutions), to send to Newmarket or Crocodile Gold, as applicable, a written notice containing the Dissenting Shareholder’s name and address, the number of Newmarket Shares or Crocodile Gold Shares in respect of which the Dissenting Shareholder dissents and a Demand for Payment and, within 30 days after sending such Demand for Payment, to send to Newmarket, Crocodile Gold or Equity Financial Trust Company the appropriate share certificate(s) representing the Newmarket Shares or Crocodile Gold Shares in respect of which the Dissenting Shareholder exercised Dissent Rights. Newmarket, Crocodile Gold or the applicable transfer agent, as applicable, must endorse on any such share certificate(s) a notice that the holder of such Newmarket Shares or Crocodile Gold Shares, as applicable, is a Dissenting Shareholder under Section 185 of the OBCA and return forthwith the share certificate(s) to the Dissenting Shareholder.

A Dissenting Shareholder who fails to send to Newmarket or Crocodile Gold within the required periods of time the required notices or the certificate(s) representing the Newmarket Shares or Crocodile Gold Shares, as applicable, in respect of which the Dissenting Shareholder has dissented may forfeit his, her or its Dissent Rights under Section 185 of the OBCA. On sending a Demand for Payment, the Dissenting Shareholder ceases to have any rights as a Newmarket Shareholder or Crocodile Gold Shareholder, other than the right to be paid fair value for his, her or its Newmarket Shares or Crocodile Gold Shares, except where (i) the Dissenting Shareholder withdraws its Demand for Payment before Amalco makes an offer for such Dissenting Shareholder’s Newmarket Shares or Crocodile Gold Shares, as applicable, in accordance with Section 185 of the OBCA; (ii) Amalco fails to make an offer for such Dissenting Shareholder’s Newmarket Shares or Crocodile Gold Shares in accordance with Section 185 of the OBCA and the Dissenting Shareholder withdraws his, her or its Demand for Payment; or (iii) the directors of Newmarket or Crocodile Gold revoke the Arrangement Resolutions, in which case the Dissenting Shareholder’s rights are reinstated as of the date the Dissenting Shareholder sent the Demand for Payment, and the Dissenting Shareholder is entitled, upon presentation and surrender to Newmarket, Crocodile Gold or the applicable transfer agent, as applicable, of any certificate(s) representing the Newmarket Shares or Crocodile Gold Shares previously endorsed by Newmarket, Crocodile Gold or the applicable transfer agents described above, to be issued a new certificate(s) representing the same number of Newmarket Shares or Crocodile Gold Shares as the certificate(s) so presented, without payment of any fee.

If the matters provided for in the Arrangement Resolutions become effective, then Amalco will be required to send, not later than the seventh day after the later of: (i) the Effective Date; and (ii) the day the Demand for Payment is received, to each Dissenting Shareholder whose Demand for Payment has been received, a written offer to pay for the Newmarket Shares or Crocodile Gold Shares, as applicable, of such Dissenting Shareholder in such amount as the directors of Newmarket or Crocodile Gold, as applicable, consider the fair value thereof accompanied by a statement showing how the fair value was determined unless there are reasonable grounds for believing that Newmarket or Crocodile Gold is, or after the payment would be, unable to pay its respective liabilities as they become due or the realizable value of Newmarket’s or Crocodile Gold’s respective assets would thereby be less than the aggregate of its respective liabilities. The OBCA, as modified by the Interim Order, stipulates that Amalco must pay for the Newmarket Shares or Crocodile Gold Shares of a Dissenting Shareholder within ten days after an offer made as described above has been accepted by a Dissenting Shareholder. Any such offer lapses if Newmarket or Crocodile Gold does not receive an acceptance thereof within 30 days after such offer has been made.

If such offer is not made or accepted within 50 days after the Effective Date, or within such further period as the Court may allow, Newmarket or Crocodile Gold may apply to a court of competent jurisdiction to fix the fair value of such Newmarket Shares or Crocodile Gold Shares. There is no obligation for Newmarket or Crocodile Gold to apply to the Court. If Newmarket or Crocodile Gold fails to make such an application, a Dissenting Shareholder has the right to so apply within a further 20 days, or within such further period as the Court may allow.

Before making an application to the Court to fix the fair value of Newmarket Shares or Crocodile Gold Shares, as applicable, of any Dissenting Shareholder, or not later than seven days after receiving notice of an application to the Court by a Dissenting Shareholder, Newmarket or Crocodile Gold must give notice to each Dissenting Shareholder who, at the date upon which the notice is given (i) has sent a Demand for Payment to Newmarket or Crocodile Gold, and (ii) has not accepted an offer from Amalco for such Dissenting Shareholder’s Newmarket Shares or Crocodile Gold Shares, as applicable, of the date, place and consequences of the court application and of the Dissenting Shareholder’s right to appear and be heard in person or by counsel. A similar notice must be given to each Dissenting Shareholder who, after the date of such first mentioned notice and before termination of the proceedings commenced by the court application, satisfies the conditions set out in (i) and (ii) of this paragraph within three days after the Dissenting Shareholder satisfies such conditions. All Dissenting Shareholders who satisfy the conditions set out in (i) and (ii) of this paragraph shall be deemed to be joined as parties to a court application on the later of (x) the date upon which the application is brought, and (y) the date upon which they satisfy the conditions, and shall be bound by the decision of the Court.

A final order of the Court in an application referred to above shall be rendered against Newmarket or Crocodile Gold in favour of each Dissenting Shareholder who, whether before or after the date of the order, complies with the conditions set out in (i) and (ii) of the preceding paragraph. If Amalco is unable lawfully to pay Dissenting Shareholders, Newmarket or Crocodile Gold must, within ten days of such final court order, notify each Dissenting Shareholder of its respective inability to lawfully pay. Within 30 days of receiving such notice from Newmarket or Crocodile Gold, each Dissenting Shareholder, by written notice to Newmarket or Crocodile Gold, may (i) withdraw its Dissent Notice, in which case such Dissenting Shareholder’s full rights as a Newmarket Shareholder or Crocodile Gold Shareholder are reinstated, or (ii) retain a status as a claimant against Newmarket or Crocodile Gold, as applicable, to be paid as soon as Newmarket or Crocodile Gold is lawfully able to do so or, in a liquidation, to be ranked subordinate to the rights of creditors of Newmarket or Crocodile Gold but in priority to Newmarket Shareholders or Crocodile Gold Shareholders.

Addresses for Notice

All notices to Newmarket or Crocodile Gold of dissent to the Arrangement Resolutions pursuant to Section 185 of the OBCA should be addressed to:

(a)	if to Newmarket:

Newmarket Gold Inc.
Suite 3244 – Four Bentall Centre
1055 Dusmuir Street, PO Box 49282
Vancouver, British Columbia V7X 1L3

Attention:	President and Chief Executive Officer
Telephone:	604-559-8040
Facsimile:	604-681-6112

(b)	if to Crocodile Gold:

Crocodile Gold Corp.
First Canadian Place
100 King Street West, Suite 5600
Toronto, Ontario M5X 1C9

Attention:	President and Chief Executive Officer
Telephone:	416-847-1847
Facsimile:	416-644-8801

Any notice sent to the wrong Party will not constitute a valid Dissent Notice.

Strict Compliance with Dissent Provisions Required

The foregoing summary does not purport to provide a comprehensive statement of the procedures to be followed by a Dissenting Shareholder. Section 185 of the OBCA, as modified by the Interim Order, requires strict adherence to the procedures established therein and failure to do so may result in the loss of all Dissent Rights. Accordingly, each Newmarket Shareholder or Crocodile Gold Shareholder who might desire to exercise Dissent Rights should carefully consider and comply with the provisions of Section 185 of the OBCA, the full text of which is set forth in Appendix “J” to this Information Circular, and the Interim Order set forth in Appendix “F” and consult such Shareholder’s legal advisor.

If, as of the Effective Date, Shareholders of such number of Crocodile Gold Shares and Newmarket Shares that, in the aggregate, would constitute not greater than 5% of the number of Amalco Shares that would be issued and outstanding following completion of the Arrangement (assuming for the purpose of calculating the issued and outstanding number of Amalco Shares that there are no holders of Crocodile Gold Shares and Newmarket Shares who have exercised rights of dissent), shall have indicated their intention in writing to exercise rights of dissent in respect of the Arrangement that have not been withdrawn as of the Business Day prior to the Effective Date, neither Party will be obligated to complete the Arrangement. See “Part I — The Arrangement — The Arrangement Agreement — Conditions to the Arrangement Becoming Effective”.

Legal Matters

Certain Canadian legal matters relating to the Arrangement are to be passed upon by Cassels on behalf of Newmarket and Bennett Jones on behalf of Crocodile Gold and certain United States legal matters relating to the Arrangement are to be passed on by Neal, Gerber & Eisenberg LLP on behalf of Newmarket and Dorsey & Whitney LLP on behalf of Crocodile Gold. As at the date hereof, the partners and associates of Cassels, as a group, beneficially owned, directly or indirectly, less than 1% of the issued and outstanding Newmarket Shares and less than 1% of the issued and outstanding Crocodile Gold Shares. As at the date hereof, the partners and associates of Bennett Jones, as a group, beneficially owned, directly or indirectly, less than 1% of the issued and outstanding Newmarket Shares and less than 1% of the issued and outstanding Crocodile Gold Shares. As at the date hereof, the partners and associates of Neal, Gerber & Eisenberg LLP, as a group, beneficially owned, directly or indirectly, less than 1% of the issued and outstanding Newmarket Shares and less than 1% of the issued and outstanding Crocodile Gold Shares. As at the date hereof, the partners and associates of Dorsey & Whitney LLP, as a group, beneficially owned, directly or indirectly, less than 1% of the issued and outstanding Newmarket Shares and less than 1% of the issued and outstanding Crocodile Gold Shares.

Other Experts

As at the date hereof, the employees of GMP and Salman, respectively, as a group, beneficially owned, directly or indirectly, less than 1% of the issued and outstanding Newmarket Shares and less than 1% of the issued and outstanding Crocodile Gold Shares.

In addition, PricewaterhouseCoopers LLP, Chartered Accountants, Vancouver, British Columbia have advised that they are independent in accordance with the rules of professional conduct of the Institute of Chartered Accountants of British Columbia and McGovern, Hurley, Cunningham, LLP, Chartered Accountants, Licensed Public Accountants have advised that they are independent of Crocodile Gold within the meaning of the Rules of Professional Conduct of the Institute of Chartered Accountants of Ontario.

Risk Factors Related to the Arrangement

An investment in Amalco Shares resulting from the combination of Crocodile Gold and Newmarket is subject to certain risks. In addition to the risk factors described under the heading “Risk Factors” in the Newmarket AIF and under the heading “Risks factors in our business ” in the Crocodile Gold AIF which are specifically incorporated by reference into this Information Circular, the following are additional and supplemental risk factors which Newmarket Shareholders should carefully consider before making a decision regarding the Continuance Resolution and the Newmarket Arrangement Resolution and which Crocodile Gold Shareholders should carefully consider before making a decision regarding the Crocodile Gold Arrangement Resolution.

Crocodile Gold and Newmarket may not realize the anticipated benefits of the Arrangement

Crocodile Gold and Newmarket are proposing to complete the Arrangement to strengthen the position of each entity in the gold mining industry and to create the opportunity to realize certain benefits including, among other things, those set forth in this Information Circular under “Part I — The Arrangement — Anticipated Benefits of the Arrangement” above. Achieving the benefits of the Arrangement depends in part on the ability of the combined entity to effectively capitalize on its scale and to realize the anticipated capital and operating synergies, to profitably sequence the growth prospects of its asset base and to maximize the potential of its improved growth opportunities and capital funding opportunities. A variety of factors, including those risk factors set forth in this Information Circular and the documents incorporated by reference herein, may adversely affect its ability to achieve the anticipated benefits of the Arrangement.

There are risks related to Newmarket’s and Crocodile Gold’s international activities

A material portion of the business of Crocodile Gold is currently located outside of North America, with Crocodile Gold’s mining assets in Australia. The Arrangement may give rise to certain actions being taken by foreign Governmental Entities in these foreign nations or by other counterparties to contracts in respect of Crocodile Gold’s such operations, whereby such foreign Governmental Entities or other counterparties could assert rights of expropriation, nationalization, renegotiation or nullification of existing licenses, permits, leases, concessions and contracts. There can be no assurance that these foreign Governmental Entities or other counterparties will not take the steps noted above in respect of the Parties’ current operations in such nations and, if any such steps are taken, there can be no assurance that sufficient remedies will be available to recoup the investments that have been made to date in such areas. Under the Arrangement Agreement, the Parties have agreed to complete the Arrangement, notwithstanding the occurrence of any of the events listed above, unless such would result in a Material Adverse Change in respect of Newmarket, Crocodile Gold or, upon completion of the Arrangement, Amalco. The occurrence of any such events in respect of the current operations or either Crocodile Gold or Newmarket in such foreign nations could, following completion of the Arrangement, have an adverse effect on Amalco’s business and results of operations as currently contemplated and could adversely affect the ability of Amalco to achieve the anticipated benefits of the Arrangement.

Further, following completion of the Arrangement, Amalco’s international operations may be adversely affected by political or economic developments or social instability in the above or other foreign nations, which will not be within Amalco’s control, including, among other things, taxation policies, economic sanctions, fluctuating exchange rates and currency controls. The occurrence of any such events could have a material adverse effect on Amalco’s business and results of operations as currently contemplated.

Crocodile Gold and Newmarket may not satisfy all regulatory requirements or obtain the necessary approvals for completion of the Arrangement on satisfactory terms or at all

Completion of the Arrangement is subject to the approval of the Court and the satisfaction of certain regulatory requirements or the receipt of all necessary regulatory and Newmarket Shareholder and Crocodile Gold Shareholder approvals. There can be no certainty, nor can either Party provide any assurance, that these conditions will be satisfied or, if satisfied, when they will be satisfied. The requirement to take certain actions or to agree to certain conditions to satisfy such requirements or obtain any such approvals may have a material adverse effect on the business and affairs of Amalco or the trading price of the Amalco Shares, after completion of the Arrangement. Unless the failure to obtain required third party approvals or consents would have a Material Adverse Effect on either Newmarket or Crocodile Gold, or upon completion of the Arrangement, Amalco, the Parties will be required to complete the Arrangement notwithstanding the failure to receive such consents or approvals.

The Arrangement Agreement may be terminated in certain circumstances, including in the event of a Material Adverse Effect

Each of Crocodile Gold and Newmarket has the right to terminate the Arrangement Agreement and the Arrangement in certain circumstances. Accordingly, there is no certainty, nor can either Party provide any assurance, that the Arrangement Agreement will not be terminated before the completion of the Arrangement. For example, each of Crocodile Gold and Newmarket has the right, in certain circumstances, to terminate the Arrangement Agreement if changes occur that, individually or in the aggregate, have a Material Adverse Effect on the other Party. Although a Material Adverse Effect excludes certain events that are beyond the control of either Party (such as general changes in the global economy or changes that affect the Mining Business and which do not have a materially disproportionate effect on the Party), there is no assurance that a change having a Material Adverse Effect will not occur before the Effective Date, the Arrangement Agreement may be terminated and the Arrangement would not proceed.

A Party may become liable to reimburse the other Party for its costs or Crocodile Gold may become liable to pay a Termination Fee

A Party may become liable to reimburse the other Party in respect of certain costs. Except as otherwise provided in the Arrangement Agreement, all fees, costs and expenses incurred in connection with the Arrangement Agreement and the Arrangement will be paid by the Party incurring such fees. Certain costs incurred by each of Crocodile Gold and Newmarket related to the Arrangement, such as legal, accounting and certain financial advisor fees, must be paid by Crocodile Gold and Newmarket, respectively, even if the Arrangement is not completed. In certain limited circumstances, Newmarket may be liable for up to $500,000 of costs incurred by Crocodile Gold and vice versa. If the Arrangement is not completed, Crocodile Gold may also be required to pay Newmarket a fee in the amount of $4,000,000, as liquidated damages (the “Termination Fee”) in certain circumstances. See “Part I — The Arrangement —The Arrangement Agreement–Agreement as to Damages”.

The Termination Fee provided for under the Arrangement Agreement may discourage other parties from proposing a significant business transaction with Crocodile Gold

Under the Arrangement Agreement, Crocodile Gold is required to pay a Termination Fee in the event that the Arrangement is terminated in certain circumstances related to a possible alternative transaction to the Arrangement. The Termination Fee may discourage other parties from attempting to propose a significant business transaction, even if a different transaction could provide better value to the Crocodile Gold Shareholders than the Arrangement.

The market price for the Newmarket Shares and the Crocodile Gold Shares may decline

If the Arrangement is not approved by the Newmarket Shareholders or the Crocodile Gold Shareholders, the market price of the Newmarket Shares and/or the Crocodile Gold Shares may decline to the extent that the current market price of the Newmarket Shares and/or the Crocodile Gold Shares reflects a market assumption that the Arrangement will be completed. If the Arrangement is not approved by the Newmarket Shareholders or the Crocodile Gold Shareholders, as the case may be, and the Newmarket Board or the Crocodile Gold Board, as the case may be, decides to seek another merger or business combination, there can be no assurance that Newmarket or Crocodile Gold, as the case may be, will be able to find a party willing to pay an equivalent or more attractive price than the total consideration to be paid pursuant to the Arrangement.

There is a risk that the Arrangement will be a fully taxable transaction for U.S. federal income tax purposes.

Crocodile Gold and Newmarket currently intend that the Arrangement should qualify as a tax-deferred Reorganization for U.S. federal income tax purposes. There are numerous requirements for the Arrangement to qualify as a Reorganization. In addition, subsequent transactions involving Amalco or its assets may cause the Arrangement to fail to qualify as a Reorganization. As a result, there is a risk that the Arrangement could fail to so qualify and accordingly could be considered a fully taxable transaction. Even if the Arrangement qualifies as a Reorganization, a U.S. Holder would be subject to U.S. federal income tax in connection with its receipt of the Crocodile Gold Cash Consideration. In addition, if it is determined that Crocodile Gold or Newmarket, as applicable, was a PFIC for any year during a U.S. Holder’s holding period of its Crocodile Gold Shares or Newmarket Shares, as applicable, the transactions contemplated herein may result in the application of certain adverse tax rules in respect of the Arrangement to a U.S. Holder if the U.S. Holder does not have in place a timely and effective QEF Election or a Mark-to-Market Election (as defined below) with respect to its Crocodile Gold Shares or Newmarket Shares, as applicable. These adverse PFIC rules may include, but are not limited to: (a) the Arrangement being treated as a fully taxable transaction even if it qualifies as a Reorganization; (b) the gain resulting from the Arrangement being fully taxable at ordinary income, rather than capital gain, tax rates; and (c) an interest charge being imposed on the amount of the gain treated as having been deferred under the PFIC rules. U.S. Holders should consult their own tax advisors regarding all aspects of the Reorganization and PFIC rules and their potential applicability to the Arrangement. For a more detailed discussion of the U.S. federal income tax consequences of the Arrangement, including the consequences under the PFIC rules, please see the section entitled “Part I – The Arrangement – Certain United States Federal Income Tax Considerations.”

Australian Tax Implications

Shareholders may be subject, in certain circumstances, to Australian tax implications as a result of the Plan of Arrangement. The Information Circular does not describe the potential Australian tax implications to Shareholders and Shareholders that may be subject to tax in Australian are urged to consult with their own tax advisors taking into consideration their particular circumstances.

There are risks related to the integration of Newmarket’s and Crocodile Gold’s existing businesses

The ability to realize the benefits of the Arrangement including, among other things, those set forth in this Information Circular under “Part I — The Arrangement — Anticipated Benefits of the Arrangement” above, will depend in part on successfully consolidating functions and integrating operations, procedures and personnel in a timely and efficient manner, as well as on Amalco’s ability to realize the anticipated growth opportunities and synergies from integrating Newmarket’s and Crocodile Gold’s businesses following completion of the Arrangement. This integration will require the dedication of substantial management effort, time and resources which may divert management’s focus and resources from other strategic opportunities of Amalco following completion of the Arrangement, and from operational matters during this process. The integration process may result in the loss of key employees and the disruption of ongoing business, customer and employee relationships that may adversely affect the ability of Amalco to achieve the anticipated benefits of the Arrangement.

Following the Arrangement the trading price of the Amalco Shares cannot be guaranteed, may be volatile and could be less than, on an adjusted basis, the current trading prices of Crocodile Gold and Newmarket due to various market-related and other factors

The Amalco Shares may be subject to, material fluctuations and may increase or decrease in response to a number of events and factors, including:

•	changes in the market price of the commodities that Crocodile Gold and Newmarket and, following completion of the Arrangement, Amalco, sell and purchase;
•	current events affecting the economic situation in Canada and internationally;
•	trends in gold mining and mining, in general;
•	regulatory and/or government actions;
•	changes in financial estimates and recommendations by securities analysts;
•	acquisitions and financings;
•	the economics of current and future projects of Newmarket, Crocodile Gold or, following completion of the Arrangement, Amalco;
•	quarterly variations in operating results; and
•	the operating and share price performance of other companies, including those that investors may deem comparable.

Certain Canadian Federal Income Tax Considerations

The following is a summary of the principal Canadian federal income tax considerations under the Tax Act in respect of the Arrangement generally applicable to Newmarket Shareholders and Crocodile Gold Shareholders who, for the purposes of the Tax Act, and at all relevant times: (i) hold their Newmarket Shares and Crocodile Gold Shares, as applicable, as well as any Amalco Shares to be received under the Arrangement, as capital property, and (ii) deal at arm’s length, and are not affiliated, with Newmarket, Crocodile Gold or Amalco for the purposes of the Tax Act (a “Holder”).

Newmarket Shares, Crocodile Gold Shares and Amalco Shares will generally be considered to be capital property to a Holder unless they are held in the course of carrying on a business of buying and selling securities or are acquired in a transaction or transactions which may be considered to be an adventure or concern in the nature of trade. Certain Holders who are resident in Canada for the purposes of the Tax Act and whose Newmarket Shares, Crocodile Gold Shares or Amalco Shares, as applicable, might not otherwise qualify as capital property may be entitled to have them, and all other “Canadian securities” (as defined in the Tax Act) owned by them, deemed to be capital property by making an irrevocable election in accordance with Subsection 39(4) of the Tax Act. Holders considering making such an election should first consult their own tax advisors.

This summary is not applicable to a Holder: (i) that is a “financial institution” (as defined in the Tax Act for the purposes of the mark-to-market rules), (ii) an interest which is a “tax shelter investment” (as defined in the Tax Act), (iii) that is a “specified financial institution” (as defined in the Tax Act), (iv) that has made a “functional currency” election under Section 261 of the Tax Act, (v) that has received Shares upon the exercise of a stock option, or (vi) that has entered into, or enters into, a “derivative forward agreement” (as defined in the Tax Act) with respect to his, her or its Shares or Amalco Shares. Such Holders should consult their own tax advisors.

This summary does not address the tax treatment of Newmarket Options, Crocodile Gold Options, Convertible Debentures, Newmarket Warrants or Crocodile Gold Warrants under the Arrangement. All holders of such options, debentures or warrants should consult with their own tax advisors in this regard.

This summary is based upon the provisions of the Tax Act in force on the date of this Information Circular and the current published administrative policies and assessing practices of the CRA publicly available prior to the date of this Information Circular. This summary takes into account all specific proposals to amend the Tax Act which have been publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date of this Information Circular (the “Proposed Amendments”) and assumes that the Proposed Amendments will be enacted in their current form. There can be no assurance that any of the Proposed Amendments will be implemented in their current form or at all. Except for the Proposed Amendments, this summary does not otherwise take into account or anticipate any changes in Law, whether by legislative, governmental or judicial decision or action, or changes in the administrative or assessing practices and policies of the CRA. In addition, this summary does not take into account other federal or any provincial, territorial or foreign tax legislation or considerations, which may differ significantly from the Canadian federal income tax considerations discussed in this Information Circular.

This summary is not exhaustive of all possible Canadian federal income tax considerations applicable to a Holder in respect of the transactions described herein. The income or other tax consequences will vary depending on the particular circumstances of the Holder, including the province or provinces in which the Holder resides or carries on business. Accordingly, this summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or tax advice or representations to any particular Holder. Moreover, no advance income tax ruling has been applied for or obtained from the CRA to confirm the tax consequences of any of the transactions described herein. Holders should consult their own legal and tax advisors for advice with respect to the tax consequences of the transactions described in this Information Circular based on their particular circumstances.

Holders Resident in Canada

This portion of the summary is applicable to a Holder who is resident, or deemed to be resident, in Canada for the purposes of the Tax Act and any applicable income tax convention (a “Resident Holder”).

Disposition of Crocodile Gold Shares for the Crocodile Gold Cash Consideration

A Resident Holder who disposes of Crocodile Gold Shares for Crocodile Gold Cash Consideration pursuant to the Arrangement will be considered to have disposed of such Crocodile Gold Shares for proceeds of disposition equal to the aggregate of the amount of Crocodile Gold Cash Consideration received by the Resident Holder for such Crocodile Gold Shares. Such a Resident Holder will realize a capital gain (or capital loss) to the extent that the proceeds of disposition of his, her or its Crocodile Gold Shares, as described above, exceed (or are less than) the aggregate of the Resident Holder’s adjusted cost base of such Crocodile Gold Shares immediately before the disposition and any reasonable costs of disposition. See “Part I — The Arrangement — Certain Canadian Federal Income Tax Considerations — Holders Resident in Canada — Taxation of Capital Gains and Capital Losses” below for a general discussion of the treatment of capital gains and capital losses under the Tax Act.

Amalgamation — Conversion of Newmarket Shares and Crocodile Gold Shares into Amalco Shares

A Resident Holder (other than a Dissenting Shareholder) generally will be deemed to have disposed of his, her or its Newmarket Shares and/or Crocodile Gold Shares, as the case may be, upon the Amalgamation for proceeds of disposition equal to the Resident Holder’s adjusted cost base thereof immediately prior to the Amalgamation and to have acquired the Amalco Shares for the same amount. In such circumstances, the Resident Holder will not realize a capital gain or a capital loss as a result of the disposition of his, her or its Newmarket Shares and/or Crocodile Gold Shares, as the case may be, upon the Amalgamation.

Dissenting Resident Shareholders

A Resident Holder that is a Dissenting Shareholder (a “Dissenting Resident Holder”) may be entitled, if the Amalgamation becomes effective, to receive from Amalco the fair value of the Newmarket Shares and/or Crocodile Gold Shares held by such Dissenting Resident Holder. Based on the current administrative practice of the CRA, a Dissenting Resident Holder who, pursuant to the exercise of Dissent Rights, disposes of Newmarket Shares and/or Crocodile Gold Shares in consideration for a cash payment from Amalco in respect of such Newmarket Shares and/or Crocodile Gold Shares will be considered to have disposed of such Newmarket Shares and/or Crocodile Gold Shares for proceeds of disposition equal to the amount of the payment (exclusive of interest) received by the Dissenting Resident Holder. Dissenting Resident Holders may realize a capital gain or sustain a capital loss in respect of such disposition. See “Part I — The Arrangement — Certain Canadian Federal Income Tax Considerations — Holders Resident in Canada — Taxation of Capital Gains and Capital Losses” below for a general discussion of the treatment of capital gains and capital losses under the Tax Act.

A Dissenting Resident Holder who receives interest on a payment received in respect of the fair value of the Dissenting Resident Holder’s Newmarket Shares and/or Crocodile Gold Shares, as applicable, will be required to include the full amount of such interest in income. In addition, a Dissenting Resident Holder that is, throughout the relevant taxation year, a “Canadian-controlled private corporation”, as defined in the Tax Act, may be liable for a refundable tax of 62»3% on investment income, including interest income.

Dissenting Resident Holders should consult their own tax advisors with respect to the Canadian federal income tax consequences of exercising their Dissent Rights.

Taxation of Capital Gains and Capital Losses

Generally, one-half of any capital gain (a “taxable capital gain”) realized by a Resident Holder in a taxation year must be included in the Resident Holder’s income for the year, and one-half of any capital loss (an “allowable capital loss”) realized by a Resident Holder in a taxation year must be deducted from taxable capital gains realized by the Resident Holder in that year. Allowable capital losses for a taxation year in excess of taxable capital gains for that year may generally be carried back and deducted in any of the three preceding taxation years, or carried forward and deducted in any subsequent taxation year, against net taxable capital gains realized in such years, to the extent and under the circumstances described in the Tax Act.

The amount of any capital loss realized by a Resident Holder that is a corporation on the disposition of shares may be reduced by the amount of dividends received by it on such shares, to the extent and under the circumstances described in the Tax Act. Similar rules may apply where a corporation is a member of a partnership or a beneficiary of a trust that receives and disposes of shares, directly or indirectly, through a partnership or a trust. Such Resident Holders should consult their own tax advisors.

Resident Holders that, throughout the taxation year, are “Canadian-controlled private corporations” (as defined in the Tax Act) may be liable for an additional refundable 6 2/3% tax in respect of taxable capital gains realized on the disposition of shares.

Capital gains realized by a Resident Holder that is an individual (including certain trusts) on a disposition may increase the Resident Holder’s liability for alternative minimum tax.

Holding and Disposing of Amalco Shares

(i) Dividends on Amalco Shares

A Resident Holder that receives Amalco Shares pursuant to the Arrangement will be required to include in computing his, her or its income for a taxation year any dividends received by him, her or it or deemed to be received by him, her or it in the year on such Amalco Shares.

In the case of a Resident Holder that is an individual, the amount of any such dividend will be subject to the normal dividend gross-up and tax credit rules generally applicable to dividends received from a taxable Canadian corporation, including the enhanced gross-up and dividend tax credit if such dividends are properly designated as “eligible dividends” by Amalco. Taxable dividends received by a Resident Holder that is an individual or a trust may increase such Resident Holder’s liability for alternative minimum tax.

In the case of a Resident Holder that is a corporation, the amount of any taxable dividend included in the Resident Holder’s income for the taxation year generally will be deductible in computing the Resident Holder’s taxable income. A Resident Holder that is a “private corporation” (as defined in the Tax Act) or any other corporation resident in Canada controlled, whether because of a beneficial interest in one or more trusts or otherwise, by or for the benefit of an individual (other than a trust) or a related group of individuals (other than trusts), may be liable to pay a refundable tax of 33 1/3% on any taxable dividend to the extent such dividend is deductible in computing the Resident Holder’s taxable income for the year.

(ii) Disposition of Amalco Shares

On the disposition or deemed disposition by a Resident Holder of his, her or its Amalco Shares acquired pursuant to the Arrangement, the Resident Holder will realize a capital gain (or capital loss) equal to the amount by which the Resident Holder’s proceeds of disposition exceed (or are less than) the aggregate of the adjusted cost base to the Resident Holder of the Amalco Shares disposed of immediately before the disposition and any reasonable costs of disposition. Any such capital gain or capital loss will generally be treated in the same manner as described above under the heading “Certain Canadian Federal Income Tax Considerations — Holders Resident in Canada — Taxation of Capital Gains and Capital Losses”.

Holders Not Resident in Canada

The following portion of this summary is generally applicable to a Holder who at all relevant times, for purposes of the Tax Act, (i) is not resident in Canada or is deemed not to be resident in Canada, (ii) does not use or hold and is not deemed to use or hold his, her or its Newmarket Shares, Crocodile Gold Shares or Amalco Shares in, or in the course of carrying on, a business in Canada, (iii) is not a person who carries on an insurance business in Canada and elsewhere, and (iv) is not an “authorized foreign bank” (as defined in the Tax Act) (a “Non-Resident Holder”).

Exchange of Crocodile Gold Shares for the Crocodile Gold Cash Consideration

A Non-Resident Holder will not be subject to tax under the Tax Act in respect of any gain realized on the disposition of his, her or its Crocodile Gold Shares for the Crocodile Gold Cash Consideration pursuant to the Arrangement unless the Crocodile Gold Shares constitute “taxable Canadian property” (as defined in the Tax Act) of the Non-Resident Holder and the Non-Resident Holder is not entitled to relief under an applicable income tax treaty or convention.

A Crocodile Gold Share will generally only be “taxable Canadian property” of a Non-Resident Holder if, at any time during the 60-month period immediately preceding the disposition of such Crocodile Gold Share, (i) the Non-Resident Holder, either alone or together with persons with whom the Non-Resident Holder did not deal at arm’s length or with any partnership in which the Non-Resident Holder or persons with whom the Non-Resident Holder did not deal at arm’s length held a membership interest directly or indirectly through one or more partnerships, owned 25% or more of the issued shares of any class of Crocodile Gold, and (ii) more than 50% of the fair market value of the Crocodile Gold Shares was derived directly or indirectly from one or any combination of real or immovable property situated in Canada, “Canadian resource properties” (as defined in the Tax Act), “timber resource properties” (as defined in the Tax Act) and options in respect of, interests in, or civil law rights in, any such properties whether or not the properties exist. In this regard, Crocodile Gold considers that the Crocodile Gold Shares do not at present derive more than 50% of their fair market value from the properties referred to in (ii) of the preceding sentence. Nonetheless, a Crocodile Gold Share may be deemed to be “taxable Canadian property” in certain other circumstances. Non-Resident Holders should consult their own tax advisors as to whether their Crocodile Gold Shares constitute “taxable Canadian property”.

Even if the Crocodile Gold Shares are “taxable Canadian property” to a Non-Resident Holder, such NonResident Holder may be exempt from Canadian tax on the disposition of such Crocodile Gold Shares by virtue of an applicable income tax treaty or convention. Non-Resident Holders whose Crocodile Gold Shares constitute “taxable Canadian property” should consult their own tax advisors in this regard.

If the Crocodile Gold Shares are “taxable Canadian property” to a Non-Resident Holder and such NonResident Holder is not exempt from Canadian tax in respect of the disposition of such Crocodile Gold Shares pursuant to an applicable income tax treaty or convention, the tax consequences as described above under the headings “Part I —The Arrangement — Certain Canadian Federal Income Tax Considerations — Holders Resident in Canada —Exchange of Crocodile Gold Shares for the Crocodile Gold Cash Consideration” and “Part I — The Arrangement — Certain Canadian Federal Income Tax Considerations for Shareholders — Holders Resident in Canada —Taxation of Capital Gains and Capital Losses” will generally apply.

If the Crocodile Gold Shares are “taxable Canadian property” to a Non-Resident Holder, the Non-Resident Holder may in certain circumstances be required to file a Canadian tax return reporting the disposition of his, her or its Crocodile Gold Shares pursuant to the Arrangement, even if no gain is realized by the Non-Resident Holder on the disposition or the gain is otherwise exempt from Canadian tax under the provisions of an applicable income tax treaty or convention.

Non-Resident Holders whose Crocodile Gold Shares are taxable Canadian property should consult their own tax advisors for advice having regard to their particular circumstances.

Amalgamation — Conversion of Newmarket Shares and Crocodile Gold Shares into Amalco Shares

A Non-Resident Holder (other than a Dissenting Shareholder) will be deemed to have disposed of his, her or its Newmarket Shares and/or Crocodile Gold Shares, as the case may be, upon the Amalgamation and will generally be subject to the same Canadian income tax consequences as a Resident Holder who receives Amalco Shares in exchange for his, her or its Newmarket Shares or Crocodile Gold Shares, as the case may be, upon the Amalgamation as described above under the heading “Part I — The Arrangement — Certain Canadian Federal Income Tax Considerations — Holders Resident in Canada — Amalgamation — Conversion of Newmarket Shares and Crocodile Gold Shares into Amalco Shares”.

Dissenting Non-Resident Holders

A Non-Resident Holder that is a Dissenting Shareholder (a “Dissenting Non-Resident Holder”) may be entitled, if the Amalgamation becomes effective, to receive from Amalco the fair value of the Newmarket Shares and/or Crocodile Gold Shares held by such Dissenting Non-Resident Holder. Based on the current administrative practice of the CRA, a Non-Resident Holder who, pursuant to the exercise of Dissent Rights, disposes of Newmarket Shares and/or Crocodile Gold Shares in consideration for a cash payment from Amalco in respect of such Newmarket Shares and/or Crocodile Gold Shares will be considered to have disposed of such Newmarket Shares and/or Crocodile Gold Shares for proceeds of disposition equal to the amount of the payment (exclusive of interest) received by the Dissenting Non-Resident Holder and will realize a capital gain (or a capital loss) equal to the amount by which such cash payment (exclusive of interest) exceeds (or is exceeded by) the adjusted cost base of such Shares to the Non-Resident Dissenting Holder. A Non-Resident Dissenting Holder will generally not be liable for tax under the Tax Act in respect of any capital gain realized on a disposition of such Newmarket Shares or Crocodile Gold Shares unless such Newmarket Shares or Crocodile Gold Shares, as the case may be, are or are deemed to be “taxable Canadian property” to such Non-Resident Dissenting Holder and the Non-Resident Dissenting Holder is not entitled to relief under an applicable tax convention between Canada and the Non-Resident Dissenting Holder’s country of residence. See the discussion above under the heading “Part I — The Arrangement — Certain Canadian Federal Income Tax Considerations — Holders Not Resident in Canada — Exchange of Crocodile Gold Shares for the Crocodile Gold Cash Consideration” for a general discussion of when Shares may constitute taxable Canadian property.

An amount paid in respect of interest awarded by the court to a Dissenting Non-Resident Holder will not be subject to Canadian withholding tax.

Dissenting Non-Resident Holders should consult their own tax advisors with respect to the Canadian federal income tax consequences of exercising their Dissent Rights.

Holding and Disposing of Amalco Shares

(i) Dividends on Amalco Shares

A Non-Resident Holder that receives Amalco Shares pursuant to the Arrangement will be subject to Canadian withholding tax on the amount of any dividends received by him, her or it, or deemed to be received by him, her or it, on such Amalco Shares. Under the Tax Act, the rate of withholding is 25% of the gross amount of the dividend. The withholding rate may be reduced pursuant to the provisions of an applicable income tax treaty or convention. Under the Canada-United States Tax Convention (1980), as amended (the “Canada-US Tax Treaty”), the withholding rate on any such dividend beneficially owned by a Non-Resident Holder that is a resident of the United States for purposes of the Canada–US Tax Treaty and fully entitled to the benefits of such treaty is generally reduced to 15%, and to 5% if such Non-Resident Holder is a corporation that beneficially owns at least 10% of the voting stock of the dividend payor.

Non-Resident Holders who wish to claim a reduced withholding tax rate under an applicable income tax treaty or convention on any dividends paid on Amalco Shares will be required to submit a duly completed and signed copy of CRA form NR301 – “Declaration of Eligibility for Benefits Under a Tax Treaty for a Non-Resident Taxpayer” (or form NR302 or NR303, as applicable) to the Depositary. Non-Resident Holders should consult their own tax advisors to determine their entitlement to relief under any applicable income tax treaty or convention and for assistance in completing their required form, if any.

(ii) Disposition of Amalco Shares

A Non-Resident Holder will not be subject to Canadian tax in respect of any capital gain realized on the disposition of his, her or its Amalco Shares acquired pursuant to the Arrangement unless such Amalco Shares constitute “taxable Canadian property” (as defined in the Tax Act) of the Non-Resident Holder at the time of disposition and the Non-Resident Holder is not entitled to relief under an applicable income tax treaty or convention. Provided that, at the time of disposition, the Amalco Shares are listed on a “designated stock exchange” (which currently includes the TSX), the considerations applicable to determining whether a Non-Resident Holder’s Amalco Shares constitute “taxable Canadian property”, and the resultant Canadian income tax consequences if such Amalco Shares are taxable Canadian property, are similar to those discussed above under the heading “Part I — The Arrangement — Certain Canadian Federal Income Tax Considerations — Holders Not Resident in Canada — Exchange of Crocodile Gold Shares for the Crocodile Gold Cash Consideration”.

Eligibility for Investment

Based on the provisions of the Tax Act in force on the date of this Information Circular, the Amalco Shares received by Holders pursuant to the Arrangement will be “qualified investments” under the Tax Act for a trust governed by a RRSP, a RRIF, a deferred profit sharing plan, a registered education savings plan, a registered disability savings plan and a TFSA provided that, at the particular time, (i) such Amalco Shares are listed on a designated stock exchange (which currently includes the TSX), or (ii) Amalco is a “public corporation” (within the meaning of the Tax Act).

Notwithstanding the foregoing, an annuitant under a RRSP or RRIF or holder of a TFSA that holds Amalco Shares will be subject to a penalty tax if such Amalco Shares are a “prohibited investment” for such RRSP, RRIF or TFSA under the Tax Act. Amalco Shares will not be a prohibited investment for a RRSP, RRIF or TFSA held by a particular holder or annuitant provided the holder or annuitant deals at arm’s length with Amalco for the purposes of the Tax Act and does not have a “significant interest” (as defined in the Tax Act) in Amalco. In addition, Amalco Shares will generally not be a prohibited investment if such Amalco Shares are “excluded property” as defined in Subsection 207.01(1) of the Tax Act. Holders should consult their own tax advisors as to whether Amalco Shares will be a prohibited investment in their particular circumstances.

Certain United States Federal Income Tax Considerations

The following is a general summary of certain U.S. federal income tax considerations applicable to: (a) a U.S. Holder of Crocodile Gold Shares arising from the receipt of the Crocodile Gold Consideration pursuant to the Arrangement; (b) a U.S. Holder of Newmarket Shares arising from the receipt of the Newmarket Consideration pursuant to the Arrangement; and (c) a U.S. Holder of Crocodile Gold Shares or Newmarket Shares regarding the ownership and disposition of the Amalco Shares received pursuant to the Arrangement. This summary is for general information purposes only and does not purport to be a complete analysis or listing of all potential U.S. federal income tax considerations that may apply to a U.S. Holder as a result of the Arrangement or as a result of the ownership and disposition of Amalco Shares received pursuant to the Arrangement. In addition, this summary does not take into account the individual facts and circumstances of any particular U.S. Holder that may affect the U.S. federal income tax consequences to such U.S. Holder, including specific tax consequences to a U.S. Holder under an applicable tax treaty. Accordingly, this summary is not intended to be, and should not be construed as, legal or U.S. federal income tax advice with respect to any U.S. Holder. This summary does not address the U.S. federal alternative minimum, U.S. federal estate and gift, U.S. Medicare contribution, U.S. state and local, or non-U.S. tax consequences to U.S. Holders of the Arrangement and the ownership and disposition of Amalco Shares. Except as specifically set forth below, this summary does not discuss applicable income tax reporting requirements. Each U.S. Holder should consult its own tax advisor regarding all U.S. federal, U.S. state and local, and non-U.S. tax consequences of the Arrangement and the ownership and disposition of Amalco Shares.

No opinion from U.S. legal counsel or ruling from the Internal Revenue Service (the “IRS”) has been requested, or will be obtained, regarding the U.S. federal income tax consequences of the Arrangement or the ownership and disposition of Amalco Shares received pursuant to the Arrangement. This summary is not binding on the IRS, and the IRS is not precluded from taking a position that is different from, and contrary to, the positions taken in this summary. In addition, because the authorities on which this summary is based are subject to various interpretations, the IRS and the U.S. courts could disagree with one or more of the positions taken in this summary.

Scope of This Disclosure

Authorities

This summary is based on the Code, U.S. Treasury Regulations (whether final, temporary, or proposed), published rulings of the IRS, published administrative positions of the IRS, the Canada-US Tax Treaty, and U.S. court decisions that are applicable and, in each case, as in effect and available, as of the date of this Circular. Any of the authorities on which this summary is based could be changed in a material and adverse manner at any time, and any such change could be applied on a retroactive or prospective basis which could affect the U.S. federal income tax considerations described in this summary. This summary does not discuss the potential effects, whether adverse or beneficial, of any proposed legislation that, if enacted, could be applied on a retroactive or prospective basis.

U.S. Holders

For purposes of this summary, the term “U.S. Holder” means a beneficial owner of Crocodile Gold Shares or Newmarket Shares, as applicable, (or, after the Arrangement, Amalco Shares) participating in the Arrangement or exercising Dissent Rights pursuant to the Arrangement that is for U.S. federal income tax purposes:

(i)	an individual who is a citizen or resident of the United States;

(ii)

a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

(iii)	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

(iv)

a trust that (a) is subject to the primary supervision of a court within the United States and the control of one or more U.S. persons for all substantial decisions or (b) has a valid election in effect under applicable U.S. Treasury Regulations to be treated as a U.S. person.

Non-U.S. Holders

For purposes of this summary, a “non-U.S. Holder” is a beneficial owner of Crocodile Gold Shares or Newmarket Shares, as applicable, (or, after the Arrangement, Amalco Shares) participating in the Arrangement or exercising Dissent Rights pursuant to the Arrangement that is not a partnership (or other “pass-through” entity) for U.S. federal income tax purposes and is not a U.S. Holder. This summary does not address the U.S. federal income tax consequences applicable to non-U.S. Holders arising from the Arrangement or the ownership and disposition of Amalco Shares received pursuant to the Arrangement. Accordingly, a non-U.S. Holder should consult its own tax advisor regarding all U.S. federal, U.S. state and local, and non-U.S. tax consequences (including the potential application and operation of any income tax treaties) relating to the Arrangement and the ownership and disposition of Amalco Shares received pursuant to the Arrangement.

Transactions Not Addressed

This summary does not address the U.S. federal income tax consequences of transactions effected prior or subsequent to, or concurrently with, the Arrangement (whether or not any such transactions are undertaken in connection with the Arrangement), including, without limitation, the following:

(I)	any conversion into Crocodile Gold Shares, Newmarket Shares or Amalco Shares of any notes, debentures or other debt instruments;

(II)

any vesting, conversion, assumption, disposition, exercise, exchange, or other transaction involving any rights to acquire Crocodile Gold Shares, Newmarket Shares or Amalco Shares, including the Crocodile Gold Options, Crocodile Gold Warrants, Newmarket Options, Newmarket Warrants and the Amalco Options; and

(III)	any transaction, other than the Arrangement, in which Crocodile Gold Shares, Newmarket Shares or Amalco Shares are acquired.

U.S. Holders Subject to Special U.S. Federal Income Tax Rules Not Addressed

This summary does not address the U.S. federal income tax considerations of the Arrangement or the ownership and disposition of Amalco Shares received pursuant to the Arrangement to U.S. Holders that are subject to special provisions under the Code, including (except as otherwise specifically noted) U.S. Holders that: (a) are tax-exempt organizations, qualified retirement plans, individual retirement accounts, or other tax-deferred accounts; (b) are financial institutions, underwriters, insurance companies, real estate investment trusts, or regulated investment companies; (c) are broker-dealers, dealers, or traders in securities or currencies that elect to apply a mark-to-market accounting method; (d) have a “functional currency” other than the U.S. dollar; (e) own Crocodile Gold Shares or Newmarket Shares, as applicable (or after the Arrangement, Amalco Shares) as part of a straddle, hedging transaction, conversion transaction, constructive sale, or other arrangement involving more than one position; (f) acquired Crocodile Gold Shares or Newmarket Shares, as applicable, in connection with the exercise of employee stock options or otherwise as compensation for services; (g) hold Crocodile Gold Shares or Newmarket Shares, as applicable (or after the Arrangement, Amalco Shares) other than as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment purposes); (h) own, directly, indirectly, or by attribution, 5% or more, by voting power or value, of the outstanding Crocodile Gold Shares or Newmarket Shares, as applicable (or after the Arrangement, Amalco Shares); and (i) acquired Crocodile Gold Shares or Newmarket Shares by gift or inheritance. This summary also does not address the U.S. federal income tax considerations applicable to U.S. Holders who are: (a) U.S. expatriates or former long-term residents of the U.S.; (b) persons that have been, are, or will be a resident or deemed to be a resident in Canada for purposes of the Tax Act; (c) persons that use or hold, will use or hold, or that are or will be deemed to use or hold Crocodile Gold Shares or Newmarket Shares, as applicable (or after the Arrangement, Amalco Shares) in connection with carrying on a business in Canada; (d) persons whose Crocodile Gold Shares or Newmarket Shares, as applicable (or after the Arrangement, Amalco Shares) constitute “taxable Canadian property” under the Tax Act; or (e) persons that have a permanent establishment in Canada for the purposes of the Canada-US Tax Treaty. U.S. Holders that are subject to special provisions under the Code, including U.S. Holders described immediately above, should consult their own tax advisors regarding all U.S. federal, U.S. state and local, and non-U.S. tax consequences relating to the Arrangement and the ownership and disposition of Amalco Shares received pursuant to the Arrangement.

If an entity or arrangement that is classified as a partnership (including any other “pass-through” entity) for U.S. federal income tax purposes holds Crocodile Gold Shares or Newmarket Shares (or after the Arrangement, Amalco Shares), the U.S. federal income tax consequences to such partnership and the partners (or owners) of such partnership of participating in the Arrangement and the ownership and disposition of Amalco Shares received pursuant to the Arrangement generally will depend on the activities of the partnership and the status of such partners (or owners). This summary does not address the tax consequences to any such partnership or partner (or owner). Partners (or owners) of entities and arrangements that are classified as partnerships for U.S. federal income tax purposes should consult their own tax advisors regarding the U.S. federal income tax consequences of the Arrangement and the ownership and disposition of Amalco Shares received pursuant to the Arrangement.

Certain U.S. Federal Income Tax Consequences of the Arrangement

Characterization of the Arrangement for U.S. Federal Income Tax Purposes

The exchange of Crocodile Gold Shares for the Crocodile Gold Cash Consideration paid by Newmarket (the “Crocodile Gold Share Exchange”) and the Amalgamation of Crocodile Gold and Newmarket to form Amalco may be viewed either as separate transactions or treated as a single integrated transaction for U.S. federal income tax purposes. Although there are no authorities addressing facts identical to the Arrangement and therefore the matter is not free from doubt, the Crocodile Gold Share Exchange and the Amalgamation (together, for the purposes of this section “Certain U.S. Federal Income Tax Consequences of the Arrangement”, the “Arrangement”) should be treated as a single integrated transaction for U.S. federal income tax purposes. This summary assumes that the Arrangement will be treated for U.S. federal income tax purposes as if Crocodile Gold and Newmarket merged to form Amalco as specified in the Plan of Arrangement, the Crocodile Gold Shareholders exchanged their Crocodile Gold Shares for the Crocodile Gold Cash Consideration, the Crocodile Gold Share Consideration or a combination thereof, and the Newmarket Shareholders exchanged their Newmarket Shares for the Newmarket Consideration as part of such merger. Crocodile Gold and Newmarket currently intend to treat the Arrangement as a “reorganization” within the meaning of Section 368(a) of the Code (a “Reorganization”). However, there are numerous requirements for the Arrangement to qualify as a Reorganization. For instance, subsequent transactions involving Amalco or its assets may cause the Arrangement to fail to qualify as a Reorganization. Accordingly, Crocodile Gold, Newmarket and Amalco can provide no assurances to the Crocodile Gold Shareholders and Newmarket Shareholders that the Arrangement will qualify as a Reorganization or that the IRS or a U.S. court would not take a contrary view of the Arrangement. Neither Crocodile Gold nor Newmarket has sought or obtained either a ruling from the IRS or an opinion of counsel regarding any of the tax consequences of the Arrangement. Accordingly, there can be no assurance that the IRS will not challenge the status of the Arrangement as a Reorganization or that the U.S. courts would uphold the status of the Arrangement as a Reorganization in the event of an IRS challenge. The tax consequences of the Arrangement qualifying as a Reorganization or as a taxable transaction are discussed below. U.S. Holders should consult their own tax advisors regarding the proper tax reporting of the Arrangement.

Tax Consequences if the Arrangement Qualifies as a Reorganization

U.S. Holders of Crocodile Gold Shares or Newmarket Shares Who Receive Solely Amalco Shares

If the Arrangement qualifies as a Reorganization, and the PFIC rules discussed below do not apply, then the following U.S. federal income tax consequences will result for U.S. Holders of Crocodile Gold Shares or Newmarket Shares who receive solely Amalco Shares:

(i)	a U.S. Holder of Crocodile Gold Shares or Newmarket Shares, as applicable, will not recognize gain or loss on the exchange of Crocodile Gold Shares or Newmarket Shares for Amalco Shares;

(ii)

the aggregate tax basis of a U.S. Holder in the Amalco Shares acquired in the Arrangement will be equal to such U.S. Holder’s aggregate tax basis in the Crocodile Gold Shares or Newmarket Shares, as applicable, surrendered in exchange therefor;

(iii)

the holding period of a U.S. Holder for the Amalco Shares acquired in the Arrangement will include such U.S. Holder’s holding period for the Crocodile Gold Shares or Newmarket Shares, as applicable, surrendered in exchange therefor; and

(iv)

U.S. Holders that own 5% or more of Amalco after the Arrangement should consult their own tax advisors as to the treatment of the Arrangement to them, including the requirement that they enter into a “gain recognition agreement” with the IRS under Section 367 of the Code and the U.S. Treasury Regulations thereunder, as well as other information reporting requirements.

U.S. Holders of Crocodile Gold Shares Who Receive Solely Crocodile Gold Cash Consideration

Assuming that the PFIC rules discussed below do not apply, a U.S. Holder who receives solely Crocodile Gold Cash Consideration in exchange for all of such U.S. Holder’s Crocodile Gold Shares generally will recognize gain or loss in an amount equal to the difference, if any, between (a) the U.S. dollar amount of Canadian dollars received by such U.S. Holder in exchange for Crocodile Gold Shares and (b) the tax basis of such U.S. Holder in such Crocodile Gold Shares surrendered. Subject to the PFIC rules discussed below, such gain or loss generally will be capital gain or loss, and will be long-term capital gain or loss if such Crocodile Gold Shares have been held for more than one year. Preferential tax rates apply to long-term capital gains of a U.S. Holder that is an individual, estate, or trust. There are no preferential tax rates for long-term capital gains of a U.S. Holder that is a corporation. Deductions for capital losses are subject to complex limitations under the Code.

U.S. Holders of Crocodile Gold Shares Who Receive a Combination of Crocodile Gold Share Consideration and Crocodile Gold Cash Consideration

If the Arrangement qualifies as a Reorganization, and the PFIC rules discussed below do not apply, then the following U.S. federal income tax consequences will result for U.S. Holders of Crocodile Gold Shares who receive a combination of Crocodile Gold Share Consideration and Crocodile Gold Cash Consideration:

(i)

a U.S. Holder of Crocodile Gold Shares who exchanges Crocodile Gold Shares for Amalco Shares and Canadian dollars will recognize gain (but not loss) to the extent of the lesser of (a) the excess of the fair market value of the Amalco Shares and the U.S. dollar amount of the Canadian dollars on the date of receipt over the adjusted tax basis of the Crocodile Gold Shares surrendered, and (b) the U.S. dollar amount of the Canadian dollars on the date of receipt;

(ii)

the aggregate tax basis of a U.S. Holder in the Amalco Shares acquired in the Arrangement will be equal to such U.S. Holder’s aggregate tax basis in the Crocodile Gold Shares surrendered in exchange therefor, increased by the amount of gain recognized and decreased by the U.S. dollar amount of the Canadian dollars on the date of receipt;

(iii)	the holding period of a U.S. Holder for the Amalco Shares acquired in the Arrangement will include such U.S. Holder’s holding period for the Crocodile Gold Shares surrendered in exchange therefor; and

(iv)

U.S. Holders that own 5% or more of Amalco after the Arrangement should consult their tax advisors as to the treatment of the Arrangement to them, including the requirement that they enter into a “gain recognition agreement” with the IRS under Section 367 of the Code and the Treasury regulations thereunder, as well as other information reporting requirements.

Subject to the PFIC rules discussed below, any gain recognized as described above will generally be capital gain, and generally will be long-term capital gain if the Crocodile Gold Shares have been held for more than one year on the Effective Date of the Arrangement. Preferential tax rates apply to long-term capital gains of a U.S. Holder that is an individual, estate, or trust. There are no preferential tax rates for long-term capital gains of a U.S. Holder that is a corporation. Deductions for capital losses are subject to complex limitations under the Code.

The IRS could challenge a U.S. Holder’s treatment of the Arrangement as a Reorganization. If the treatment of the Arrangement as a Reorganization were successfully challenged, then the Arrangement would be treated as a taxable transaction, and the consequences to U.S. Holders discussed immediately below (including the recognition of any realized gain) would apply.

Tax Consequences if the Arrangement is a Taxable Transaction

If the Arrangement does not qualify as a Reorganization, subject to the PFIC rules discussed below, then the following U.S. federal income tax consequences would result for U.S. Holders of Crocodile Gold Shares or Newmarket Shares:

(i)

gain or loss would be recognized in an amount equal to the difference, if any, between (A) the sum of (x) the fair market value (expressed in U.S. dollars) of any Amalco Shares, and (y) the U.S. dollar amount of any Canadian dollars, received in the Arrangement, and (B) the adjusted tax basis (expressed in U.S. dollars) of such U.S. Holder in the Crocodile Gold Shares or Newmarket Shares, as applicable, exchanged pursuant to the Arrangement;

(ii)	the aggregate tax basis of the Amalco Shares received in the Arrangement would be equal to the fair market value of such shares on the date of receipt; and

(iii)	the holding period for the Amalco Shares received in the Arrangement would begin on the day after such shares are received.

Subject to the PFIC rules discussed below, any gain or loss described immediately above would be capital gain or loss, and would be long-term capital gain or loss if the holding period with respect to such Crocodile Gold Shares or Newmarket Shares, as applicable, is more than one year as of the date of the Arrangement. Preferential tax rates apply to long-term capital gains of a U.S. Holder that is an individual, estate, or trust. There are no preferential tax rates for long-term capital gains of a U.S. Holder that is a corporation. Deductions for capital losses are subject to complex limitations under the Code.

Tax Consequences of the Arrangement if Crocodile Gold or Newmarket Is Classified as a PFIC

A U.S. Holder of Crocodile Gold Shares could be subject to special, adverse tax rules in respect of the Arrangement if Crocodile Gold was classified as a “passive foreign investment company” within the meaning of Section 1297 of the Code (a “PFIC”) for any tax year during which such U.S. Holder holds or held Crocodile Gold Shares.

A U.S. Holder of Newmarket Shares could be subject to special, adverse tax rules in respect of the Arrangement if Newmarket was classified as a PFIC for any tax year during which such U.S. Holder holds or held Newmarket Shares.

A non-U.S. corporation is a PFIC for each tax year in which (i) 75% or more of its gross income is passive income (as defined for U.S. federal income tax purposes) or (ii) 50% or more of the value of its assets either produce passive income or are held for the production of passive income, based on the quarterly average of the fair market value of such assets. For purposes of the PFIC provisions, “gross income” generally includes all sales revenues less cost of goods sold, plus income from investments and from incidental or outside operations or sources, and “passive income” generally includes dividends, interest, certain royalties and rents, certain gains from the sale of stock and securities, and certain gains from commodities transactions. In determining whether or not it is a PFIC, a non-U.S. corporation is required to take into account its pro rata portion of the income and assets of each corporation in which it owns, directly or indirectly, at least a 25% interest (by value).

Crocodile Gold believes that it was not classified as a PFIC for its tax years ended December 31, 2010, 2011, 2012, 2013 and 2014. Based on current business plans and financial expectations, Crocodile Gold expects that it will not be classified as a PFIC during its current tax year which includes the Effective Date. However, Crocodile Gold believes that it may have been classified as a PFIC for one or more of its tax years ended prior to January 1, 2010.

Newmarket believes that it was classified as a PFIC for its prior tax years. Based on current business plans and financial expectations, Newmarket expects that it will be classified as a PFIC during its current tax year which includes the Effective Date.

PFIC classification is factual in nature, and generally cannot be determined until the close of the tax year in question. Additionally, the analysis depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations. Consequently, there can be no assurances regarding the PFIC status of Crocodile Gold or Newmarket during the current tax year which includes the Effective Date or any prior tax year.

Under proposed U.S. Treasury Regulations, absent application of the “PFIC-for-PFIC Exception” discussed below, if Crocodile Gold or Newmarket is classified as a PFIC for any tax year during which a U.S. Holder holds Crocodile Gold Shares or Newmarket Shares, as applicable, special rules may increase such U.S. Holder’s U.S. federal income tax liability with respect to the Arrangement.

Under the default PFIC rules:

(i)	the Arrangement may be treated as a taxable transaction even if it qualifies as a Reorganization as discussed above;

(ii)

any gain on the exchange of Crocodile Gold Shares or Newmarket Shares pursuant to the Arrangement and any “excess distribution” (defined as the excess of distributions with respect to the Crocodile Gold Shares or Newmarket Shares in any tax year over 125% of the average annual distributions such U.S. Holder has received from Crocodile Gold or Newmarket, as applicable, during the shorter of the three preceding tax years, or such U.S. Holder’s holding period for the Crocodile Gold Shares or Newmarket Shares, as applicable), will be allocated ratably over such U.S. Holder’s holding period for the Crocodile Gold Shares or Newmarket Shares, as applicable;

(iii)

the amounts allocated to the current tax year and to any tax year prior to the first year in which Crocodile Gold or Newmarket, as applicable, was a PFIC will be taxed as ordinary income in the current year;

(iv)

the amounts allocated to each of the other tax years (“prior PFIC years”) will be subject to tax as ordinary income at the highest rate of tax in effect for the applicable class of taxpayer for that year;

(v)

an interest charge for a deemed deferral benefit will be imposed with respect to the resulting tax attributable to each of the prior PFIC years, which interest charge is not deductible by non- corporate U.S. Holders; and

(vi)	any loss realized would generally not be recognized.

A U.S. Holder that has made a “Mark-to-Market Election” under Section 1296 of the Code or a timely and effective “QEF Election” to treat Crocodile Gold or Newmarket, as applicable, as a “qualified electing fund” (“QEF”) under Section 1295 of the Code may mitigate or avoid the PFIC consequences described above with respect to the Arrangement.

U.S. Holders should be aware that there can be no assurances that Crocodile Gold or Newmarket has satisfied or will satisfy the record keeping requirements that apply to a QEF, or that Crocodile Gold or Newmarket has supplied or will supply U.S. Holders with information such U.S. Holders require to report under the QEF rules, in the event that Crocodile Gold or Newmarket, as applicable, is a PFIC for any tax year. Thus, U.S. Holders may not have been able to make and may not be able to make a QEF Election with respect to their Crocodile Gold Shares or Newmarket Shares. Each U.S. Holder should consult its own tax advisor regarding the availability of, and procedure for making, a QEF Election. A shareholder of PFIC stock who does not make a timely QEF Election is referred to in this section of the summary as a “Non-Electing Shareholder.”

Under proposed U.S. Treasury Regulations, a Non-Electing Shareholder does not recognize gain in a Reorganization where the Non-Electing Shareholder transfers stock in a PFIC so long as such Non-Electing Shareholder receives in exchange stock of another corporation that is a PFIC for its taxable year that includes the day after the date of transfer. For purposes of this summary, this exception will be referred to as the “PFIC-for-PFIC Exception”. However, a Non-Electing Shareholder generally does recognize gain (but not loss) in a Reorganization where the Non-Electing Shareholder transfers stock in a PFIC and receives in exchange stock of another corporation that is not a PFIC for its taxable year that includes the day after the date of transfer.

Crocodile Gold and Newmarket expect that Amalco will not be classified as a PFIC for the tax year that includes the day after the Effective Date. Consequently, it is not expected that the “PFIC-for PFIC Exception” will apply to the Arrangement, and therefore, under the foregoing rules contained in the proposed U.S. Treasury Regulations, a Non-Electing Shareholder will recognize gain (but not loss) on the Arrangement under the rules applicable to excess distributions and dispositions of PFIC stock set forth in Section 1291 of the Code, regardless of whether the Arrangement qualifies as a Reorganization. Under the rules applicable to excess distributions and dispositions of PFIC stock set forth in Section 1291 of the Code, the amount of any such gain recognized by a Non-Electing Shareholder in connection with the Arrangement would be equal to the excess, if any, of (A) the sum of (x) the fair market value (expressed in U.S. dollars) of any Amalco Shares, and (y) the U.S. dollar amount of any Canadian dollars, received in the Arrangement, over (B) the adjusted tax basis (expressed in U.S. dollars) of such Non-Electing Shareholder in the Crocodile Gold Shares or Newmarket Shares, as applicable, exchanged pursuant to the Arrangement. Such gain would be recognized on a share-by-share basis and would be taxable as if it were an excess distribution under the default PFIC rules, as described above.

Accordingly, if the proposed U.S. Treasury Regulations were finalized and made applicable to the Arrangement (even if this occurs after the Effective Date), it is anticipated that the PFIC-for-PFIC Exception would not be available to Non-Electing Shareholders with respect to the Arrangement. Regardless of whether the PFIC-for-PFIC Exception applies, any gain recognized, or distribution received, by Non-Electing Shareholders as a result of the receipt of Canadian dollars from Amalco will be subject to tax under the default PFIC rules discussed above.

Each U.S. Holder should consult its own tax advisor regarding the potential application of the PFIC rules to the receipt of Amalco Shares and cash pursuant to the Arrangement, and the information reporting responsibilities under the proposed U.S. Treasury Regulations in connection with the Arrangement.

In addition, the proposed U.S. Treasury Regulations discussed above were proposed in 1992 and have not been adopted in final form. The proposed U.S. Treasury Regulations state that they are to be effective for transactions occurring on or after April 1, 1992. However, because the proposed U.S. Treasury Regulations have not yet been adopted in final form, they are not currently effective and there is no assurance they will be finally adopted in the form and with the effective date proposed. The IRS has announced that, in the absence of final U.S. Treasury Regulations, taxpayers may apply reasonable interpretations of the Code provisions applicable to PFICs and that it considers the rules set forth in the proposed U.S. Treasury Regulations to be reasonable interpretations of those Code provisions. It is uncertain whether the IRS would consider the proposed U.S. Treasury Regulations to be effective for purposes of determining the U.S. federal income tax treatment of the Arrangement. In the absence of the proposed U.S. Treasury Regulations being finalized in their current form, if the Arrangement qualifies as a Reorganization, the U.S. federal income tax consequences to a U.S. Holder should be generally as set forth above in the discussion “Tax Consequences if the Arrangement Qualifies as a Reorganization”; however, it is unclear whether the IRS would agree with this interpretation and/or whether the IRS could attempt to treat the Arrangement as a taxable exchange on some alternative basis. If gain is not recognized under the proposed U.S. Treasury Regulations, a U.S. Holder’s holding period for the Amalco Shares for purposes of applying the PFIC rules presumably would include the period during which the U.S. Holder held its Crocodile Gold Shares or Newmarket Shares, as applicable. Consequently, a subsequent disposition of the Amalco Shares in a taxable transaction presumably would be taxable under the default PFIC rules described above. U.S. Holders should consult their own tax advisors regarding whether the proposed U.S. Treasury Regulations under Section 1291 would apply if the Arrangement qualifies as a Reorganization. Additional information regarding the PFIC rules is discussed under “Passive Foreign Investment Company Rules Relating to the Ownership of Amalco Shares” below.

U.S. Holders Exercising Dissent Rights

A U.S. Holder that exercises Dissent Rights and is paid cash in exchange for all of such U.S. Holder’s Crocodile Gold Shares or Newmarket Shares, as applicable, generally will recognize gain or loss in an amount equal to the difference, if any, between (a) the U.S. dollar amount of the Canadian dollars received by such U.S. Holder in exchange for such U.S. Holder’s Crocodile Gold Shares or Newmarket Shares, as applicable (other than amounts, if any, that are or are deemed to be interest for U.S. federal income tax purposes, which amounts will be taxed as ordinary income) and (b) the adjusted tax basis of such U.S. Holder in such Crocodile Gold Shares or Newmarket Shares, as applicable, surrendered. Subject to the PFIC rules discussed in this summary, such gain or loss will be capital gain or loss, which will be long-term capital gain or loss if the holding period with respect to such Crocodile Gold Shares or Newmarket Shares, as applicable, is more than one year as of the date of the exchange. Preferential tax rates apply to long-term capital gains of a U.S. Holder that is an individual, estate, or trust. There are no preferential tax rates for long-term capital gains of a U.S. Holder that is a corporation. Deductions for capital losses are subject to complex limitations under the Code.

Ownership of Amalco Shares

The following discussion is subject in its entirety to the PFIC rules discussed under “Passive Foreign Investment Company Rules Relating to the Ownership of Amalco Shares.”

Distributions With Respect to Amalco Shares

A U.S. Holder that receives a distribution (including a constructive distribution) with respect to the Amalco Shares will be required to include the amount of such distribution in gross income as a dividend (without reduction for any Canadian income tax withheld from such distribution) to the extent of the current or accumulated “earnings and profits” of Amalco, as determined under U.S. federal income tax rules. To the extent that a distribution exceeds the current and accumulated “earnings and profits” of Amalco, such distribution will be treated (a) first, as a tax-free return of capital to the extent of a U.S. Holder’s tax basis in the Amalco Shares, and (b) thereafter, as gain from the sale or exchange of such Amalco Shares. (For a more detailed discussion, see below under the heading “Disposition of Amalco Shares”). However, Amalco may not maintain the calculations of earnings and profits in accordance with U.S. federal income tax principles, and each U.S. Holder therefore should assume that any distribution by Amalco with respect to Amalco Shares will constitute ordinary dividend income. Dividends received on the Amalco Shares generally will not be eligible for the “dividends received deduction” available to U.S. corporate shareholders receiving dividends from U.S. corporations.

A dividend paid by Amalco to a U.S. Holder who is an individual, estate or trust generally will be taxed at the preferential tax rates applicable to long-term capital gains if Amalco is a “qualified foreign corporation” (“QFC”) and certain holding period requirements for the U.S. Holder’s Amalco Shares and other requirements are met. A non-U.S. corporation generally will be a QFC if the corporation is eligible for the benefits of the Canada-US Tax Treaty or if its shares are readily tradable on an established securities market in the U.S. However, even if Amalco satisfies one or more of these requirements, dividends paid by Amalco would not be taxed at the preferential tax rates applicable to long-term capital gains if Amalco is a PFIC for the tax year during which Amalco pays the dividend or for the preceding tax year. (See the section below under the heading “Passive Foreign Investment Company Rules Relating to the Ownership of Amalco Shares”). The dividend rules are complex, and each U.S. Holder should consult its own tax advisor regarding the application of such rules.

Disposition of Amalco Shares

A U.S. Holder will recognize capital gain or loss on the sale or other taxable disposition of Amalco Shares in an amount equal to the difference, if any, between (a) the U.S. dollar amount of any cash plus the fair market value (expressed in U.S. dollars) of any property received and (b) such U.S. Holder’s adjusted tax basis in the Amalco Shares sold or otherwise disposed of. Any such capital gain or loss will be long-term capital gain or loss if the Amalco Shares have been held for more than one year at the time of the sale or other taxable disposition.

Preferential tax rates apply to long-term capital gains of a U.S. Holder that is an individual, estate, or trust. There are currently no preferential tax rates for long-term capital gains of a U.S. Holder that is a corporation. Deductions for capital losses are subject to complex limitations under the Code.

Passive Foreign Investment Company Rules Relating to the Ownership of Amalco Shares

If Amalco is or becomes a PFIC, the preceding section of this summary may not describe the U.S. federal income tax consequences to U.S. Holders of the ownership and disposition of Amalco Shares. The U.S. federal income tax consequences of owning and disposing of Amalco Shares if Amalco is or becomes a PFIC are described below.

If Amalco were to constitute a PFIC for any tax year during a U.S. Holder’s holding period, then certain potentially adverse rules may affect the U.S. federal income tax consequences to a U.S. Holder as a result of the ownership and disposition of Amalco Shares.

Based on current business plans and financial expectations, Crocodile Gold and Newmarket expect that Amalco will not be a PFIC for its tax year ending December 31, 2015 and the foreseeable future. The determination of whether any non-U.S. corporation was, or will be, a PFIC for a tax year depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations. In addition, whether any non-U.S. corporation is a PFIC for any tax year depends on the assets and income of such corporation over the course of each such tax year and, as a result, cannot be predicted with certainty as of the date of this Circular. Accordingly, there can be no assurance that Amalco will or will not be a PFIC for the current tax year or any future tax year or that the IRS will not challenge any determination made by Amalco (or any subsidiary of Amalco) concerning its PFIC status. Each U.S. Holder should consult its own tax advisor regarding the PFIC status of Amalco and any subsidiary of Amalco, the application of the PFIC rules to the Amalco Shares and the consequences of being treated as the owner of subsidiary PFICs.

In any tax year in which Amalco is a PFIC, a U.S. Holder will be required to file an annual report with the IRS containing such information as Treasury Regulations and other IRS guidance may require. In addition to penalties, a failure to satisfy such reporting requirements may result in an extension of the time period during which the IRS can assess a tax. U.S. Holders should consult their own tax advisors regarding the requirements of filing such information returns under these rules, including the requirement to file an IRS Form 8621.

Amalco generally will be a PFIC for a tax year if, after the application of certain “look-through” rules with respect to subsidiaries in which Amalco holds at least 25% of the value of such subsidiary, (i) 75% or more of its gross income is passive income (the “income test”) or (ii) 50% or more of the value of its assets either produce passive income or are held for the production of passive income (the “asset test”), based on the quarterly average of the fair market value of such assets. “Gross income” generally includes all sales revenues less the cost of goods sold, plus income from investments and from incidental or outside operations or sources, and “passive income” generally includes dividends, interest, certain rents and royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions. Active business gains arising from the sale of commodities generally are excluded from passive income if substantially all (85% or more) of a non-U.S. corporation’s commodities are stock in trade or inventory, depreciable property used in a trade or business or supplies regularly used or consumed in the ordinary course of its trade or business, and certain other requirements are satisfied. If Amalco were a PFIC for any tax year, certain non-U.S. subsidiaries in which Amalco has a direct or indirect interest could also be PFICs with respect to U.S. Holders.

If Amalco were a PFIC in any tax year during which a U.S. Holder held Amalco Shares, such holder generally would be subject to special rules with respect to any “excess distribution” made by Amalco on the Amalco Shares and with respect to gain from the disposition of the Amalco Shares. An “excess distribution” generally is defined as the excess of distributions with respect to the Amalco Shares received by a U.S. Holder in any tax year over 125% of the average annual distributions such U.S. Holder has received from Amalco during the shorter of the three preceding tax years, or such U.S. Holder’s holding period for the Amalco Shares. Generally, a U.S. Holder would be required to allocate any excess distribution or gain from the disposition of the Amalco Shares ratably over its holding period for the Amalco Shares. Such amounts allocated to the tax year of the disposition or excess distribution and to any tax year prior to the first year in which Amalco was a PFIC would be taxed as ordinary income, and amounts allocated to all other tax years would be taxed as ordinary income at the highest tax rate in effect for each such tax year and an interest charge at a rate applicable to underpayments of tax would apply. Any loss realized on the disposition of Amalco Shares would generally not be recognized.

While there are U.S. federal income tax elections that sometimes can be made to mitigate these adverse tax consequences (including the QEF Election and the Mark-to-Market Election), such elections are available in limited circumstances and must be made in a timely manner.

U.S. Holders should be aware that, for each tax year, if any, that Amalco is a PFIC, Amalco can provide no assurances that it will satisfy the record keeping requirements or make available to U.S. Holders the information such U.S. Holders require to make a QEF Election with respect to Amalco or any subsidiary of Amalco that also is classified as a PFIC. U.S. Holders should consult their own tax advisors regarding the potential application of the PFIC rules to the ownership and disposition of Amalco Shares, and the availability of certain U.S. tax elections under the PFIC rules for Amalco and any subsidiary of Amalco that is also a PFIC.

Additional Considerations

Foreign Tax Credit

A U.S. Holder that pays (whether directly or through withholding) non-U.S. income tax in connection with the Arrangement or in connection with the ownership or disposition of Amalco Shares may be entitled, at the election of such U.S. Holder, to receive either a deduction or a credit for such non-U.S. income tax paid. Generally, a credit will reduce a U.S. Holder’s U.S. federal income tax liability on a dollar-for-dollar basis, whereas a deduction will reduce a U.S. Holder’s income subject to U.S. federal income tax. This election is made on a year-by-year basis and applies to all creditable non-U.S. taxes paid (whether directly or through withholding) by a U.S. Holder during a tax year.

Complex limitations apply to the foreign tax credit, including the general limitation that the credit cannot exceed the proportionate share of a U.S. Holder’s U.S. federal income tax liability that such U.S. Holder’s “foreign source” taxable income bears to such U.S. Holder’s worldwide taxable income. In applying this limitation, a U.S. Holder’s various items of income and deductions must be classified, under complex rules, as either “foreign source” or “U.S. source.” Generally, dividends paid by a non-U.S. corporation should be treated as foreign source for this purpose, and gains recognized on the sale of stock of a non-U.S. corporation by a U.S. Holder should be treated as U.S. source for this purpose, except as otherwise provided in an applicable income tax treaty, and if an election is properly made under the Code. However, the amount of a distribution with respect to the Crocodile Gold Shares or Amalco Shares that is treated as a “dividend” may be lower for U.S. federal income tax purposes than it is for Canadian federal income tax purposes, resulting in a reduced foreign tax credit allowance to a U.S. Holder. In addition, this limitation is calculated separately with respect to specific categories of income. The foreign tax credit rules are complex, and each U.S. Holder should consult its own tax advisor regarding the foreign tax credit rules.

Receipt of Foreign Currency

The amount of any distribution or proceeds paid in non-U.S. currency to a U.S. Holder in connection with the ownership of Amalco Shares, or on the sale, exchange or other taxable disposition of Amalco Shares, or any Canadian dollars received in connection with the Arrangement (including, but not limited to, U.S. Holders exercising Dissent Rights), will generally be included in the gross income of a U.S. Holder as translated into U.S. dollars calculated by reference to the exchange rate prevailing on the date of actual or constructive receipt of such amount, regardless of whether the Canadian dollars or other non-U.S. currency is converted into U.S. dollars at that time. If the Canadian dollars or other non-U.S. currency received is not converted into U.S. dollars on the date of receipt, a U.S. Holder will have a basis in the Canadian dollars or other non-U.S. currency equal to its U.S. dollar value on the date of receipt. Any U.S. Holder who receives payment in Canadian dollars or other non-U.S. currency and engages in a subsequent conversion or other disposition of the Canadian dollars or other non-U.S. currency may have a foreign currency exchange gain or loss that would be treated as ordinary income or loss, and generally would be U.S. source income or loss for foreign tax credit purposes. Different rules apply to U.S. Holders who use the accrual method. Each U.S. Holder should consult its own tax advisor regarding the U.S. federal income tax consequences of receiving, owning, and disposing of Canadian dollars or other non-U.S. currency.

Information Reporting and Backup Withholding Tax

Under U.S. federal income tax law, certain categories of U.S. Holders must file information returns with respect to their investment in, or involvement in, Crocodile Gold, Newmarket or Amalco. For example, U.S. return disclosure obligations (and related penalties) are imposed on individuals who are U.S. Holders that hold certain specified foreign financial assets in excess of certain thresholds. The definition of “specified foreign financial assets” includes not only financial accounts maintained in non-U.S. financial institutions, but also, if held for investment and not in an account maintained by certain financial institutions, any stock or security issued by a non-U.S. person, any financial instrument or contract that has an issuer or counterparty other than a U.S. person and any interest in a non-U.S. entity. U.S. Holders may be subject to these reporting requirements unless their Crocodile Gold Shares, Newmarket Shares or Amalco Shares, as applicable, are held in an account at certain financial institutions. Penalties for failure to file certain of these information returns are substantial. U.S. Holders should consult with their own tax advisors regarding the requirements of filing information returns under these rules, including the requirement to file an IRS Form 8938.

Payments made within the U.S. or by a U.S. payor or U.S. middleman, of (a) distributions on the Amalco Shares, (b) proceeds arising from the sale or other taxable disposition of Amalco Shares, or (c) any payments received in connection with the Arrangement (including, but not limited to, U.S. Holders exercising Dissent Rights) generally may be subject to information reporting. In addition, backup withholding, currently at a rate of 28% , may apply to such payments if a U.S. Holder (a) fails to furnish such U.S. Holder’s correct U.S. taxpayer identification number (generally on IRS Form W-9), (b) furnishes an incorrect U.S. taxpayer identification number, (c) is notified by the IRS that such U.S. Holder has previously failed to properly report items subject to backup withholding, or (d) fails to certify, under penalty of perjury, that such U.S. Holder has furnished its correct U.S. taxpayer identification number and that the IRS has not notified such U.S. Holder that it is subject to backup withholding. Certain exempt persons generally are excluded from these information reporting and backup withholding rules. Backup withholding is not an additional tax. Any amounts withheld under the U.S. backup withholding rules will be allowed as a credit against a U.S. Holder’s U.S. federal income tax liability, if any, or will be refunded, if such U.S. Holder furnishes required information to the IRS in a timely manner. Each U.S. Holder should consult its own tax advisor regarding the information reporting and backup withholding rules in their particular circumstances and the availability of and procedures for obtaining an exemption from backup withholding.

The discussion of reporting requirements set forth above is not intended to constitute an exhaustive description of all reporting requirements that may apply to a U.S. Holder. A failure to satisfy certain reporting requirements may result in an extension of the time period during which the IRS can assess a tax, and under certain circumstances, such an extension may apply to assessments of amounts unrelated to any unsatisfied reporting requirement. Each U.S. Holder should consult its own tax advisor regarding applicable reporting requirements and the information reporting and backup withholding rules.

PART II — THE CONTINUANCE

Approval of the Continuance

At the Newmarket Meeting, Newmarket Shareholders will be asked to consider, and if thought advisable, to pass the Continuance Resolution to approve the Continuance, which is required to become effective prior to the Arrangement proceeding.

To be effective, the Continuance Resolution must be approved by at least 66⅔% of the votes cast by Newmarket Shareholders present in person or represented by proxy at the Newmarket Meeting. A copy of the Continuance Resolution is set out in Appendix “B” of this Information Circular. Should Newmarket Shareholders fail to approve the Continuance Resolution by the requisite margin, the Continuance will not be completed.

Unless otherwise directed in properly completed Forms of Proxy, it is the intention of individuals named in the enclosed Form of Proxy to vote FOR the Continuance Resolution. If you do not specify how you want your Newmarket Shares voted at the Newmarket Meeting, the Persons named a proxyholders in the enclosed Form of Proxy will cast the votes representing by your proxy at the Newmarket Meeting FOR the Continuance Resolution.

The Newmarket Board has unanimously approved the Continuance and recommends that the Newmarket Shareholders vote FOR the Continuance Resolution.

General

In connection with the completion of the Arrangement, Newmarket intends to apply for the discontinuance of the Newmarket from the Province of British Columbia under the BCBCA and to continue Newmarket under the OBCA. Newmarket Shareholders will be asked to consider, and if deemed appropriate, to pass, with or without variation, the Continuance Resolution authorizing the Newmarket Board, in its sole discretion, to file a Continuance application with the Director under the OBCA as required in connection with the Continuance and a form of Articles of Continuance of Newmarket which comply with the provisions of the OBCA. The Continuance will affect certain of the rights of Newmarket Shareholders as they currently exist under the BCBCA and Newmarket Shareholders should consult their legal advisors regarding the implications of the Continuance which may be of a particular importance to them.

In order to effect the Continuance, the following steps must be taken:

(a)

The British Columbia Registrar must approve the proposed continuance under the OBCA, upon being satisfied that the Continuance will not adversely affect creditors of Newmarket or Newmarket Shareholders;

(b)

The Newmarket Shareholders must approve the Continuance by special resolution at the Newmarket Meeting, authorizing Newmarket to, among other things, file a Continuance application with the Director under the OBCA;

(c)	Newmarket must apply to the Director under the OBCA for a Certificate of Continuance; and

(d)	Newmarket must file a notice of Continuance, with the British Columbia Registrar, who will then issue a certificate of discontinuance.

On the date shown on the Certificate of Continuance, Newmarket becomes a corporation under the Laws of the Province of Ontario as if it had been incorporated under the OBCA. The Continuance will not result in any change of the business of Newmarket or its assets, liabilities or net worth, nor in the Persons who constitute the Newmarket Board and management. The Continuance is not a reorganization, an amalgamation or merger.

If (i) the Continuance Resolution is approved by the Newmarket Shareholder in accordance with the description above and (ii) the Newmarket Arrangement Resolution is approved by the Newmarket Shareholders and Crocodile Gold Shareholders in accordance with the Interim Order (see “Part I — The Arrangement — Court Approvals”), then Newmarket shall, as reasonably practical thereafter, and no later than the next Business Day thereafter, complete the Continuance.

Certain Corporate Differences Between the OBCA and the BCBCA

The provisions of the OBCA dealing with shareholder rights and protections are generally comparable to those contained in the BCBCA. Newmarket Shareholders will not lose or gain any significant rights or protections as a result of the Continuance.

The following is a summary comparison of the provisions of the OBCA and the BCBCA which pertain to the rights of Newmarket Shareholders. This summary is not intended to be exhaustive and does not cover all of the differences between the OBCA and the BCBCA affecting corporations and their shareholders and is qualified in its entirety by the complete text of the relevant provisions of the BCBCA and the OBCA. Upon completion of the Continuance, the rights of Newmarket Shareholders will also be subject to the Articles of Arrangement and by-laws of Amalco, as set forth in further detail below. Newmarket Shareholders should consult their legal advisors regarding all of the implications of the Continuance. Notwithstanding the alteration of Newmarket Shareholders’ rights and obligations under the OBCA and the articles of incorporation and by-laws for Newmarket, Newmarket will still be bound by the rules and policies of the TSXV as well as the applicable securities legislation.

Charter Documents

Under the BCBCA, charter documents consist of a “Notice of Articles”, which sets forth the name of a company and the amount and type of authorized capital, and “Articles” which govern the management of the company. The Notice of Articles is filed with the Registrar of Companies and the Articles are filed only with the company’s registered and records office.

Under the OBCA, a corporation has “articles”, which set forth the name of the corporation and the amount and type of authorized capital, and “by-laws” which govern the management of the corporation. The articles are filed with the Director under the OBCA and the bylaws are filed with the corporation’s registered and records office.

Therefore, the current articles of Newmarket are suitable for a company governed by the BCBCA but not for a corporation governed by the OBCA, and will have to be changed to new by-laws that are suitable for an Ontario corporation. The repeal of the existing articles of Newmarket will be approved, if thought fit, by the directors, subject to the prior completion of the Continuance. Upon the Continuance and Arrangement becoming effective, the former articles of Newmarket will be repealed and replaced with the Articles of Continuance of Amalco. As set forth in the Continuance Resolution.

Sale of a Corporation’s Undertaking

The OBCA requires approval of the holders of two-thirds of the shares of a corporation represented at a duly called meeting to approve a sale, lease or exchange of all or substantially all of the property of the corporation, other than in the ordinary course of business. If a sale, lease or exchange of all or substantially all of the property of a corporation would affect a particular class series of shares in a manner that is different than the shares of another class of serious entitled to vote, then such class or series of shares are entitled to a separate class or series of shares are entitled to a separate class or series vote, regardless of whether or not such shares otherwise carry the right to vote.

Under the BCBCA, the directors of a company may dispose of all or substantially all of the business or undertaking of the company only if it is in the ordinary course of the company’s business or with shareholder approval authorized by special resolution. Under the BCBCA, a special resolution requires the approval of a “special majority”, which means the majority specified in a company’s articles of at least two-thirds and not more than by three-quarters of the votes cast by those shareholders voting in person or by proxy at a general meeting of the company, or, if the company’s articles do not specify, by two-thirds of the votes cast by those shareholders voting in person or by proxy at a general meeting of the company.

Amendment to Charter Documents of a Corporation

Under the OBCA, substantive changes to the charter documents of a corporation require a resolution passed by not less than two-thirds of the votes cast by the shareholders voting on the resolution authorizing the alteration and, where certain specified rights of the holders of a class of shares are affected differently by the alteration than the rights of the holders of other classes of shares, a resolution passed by not less than two-thirds of the votes cast by the holders of all of the shares of a corporation, whether or not they carry the right to vote, and a special resolution of each such class, or series, as the case may be, even if such class or series is not otherwise entitled to vote. A resolution to amalgamate an OBCA corporation requires a special resolution passed by the holders of each class of shares or series of shares, whether or not such shares otherwise carry the right to vote, if such class or series of shares are affected differently.

Changes to the articles of a company under the BCBCA are affected by the type of resolution specified in the articles of the company, which, for many alterations, including change of name or alterations to the articles, could provide for approval solely by a resolution of the directors. In the absence of anything in the articles, most corporate alterations will require a special resolution. Alteration of the special rights and restrictions attached to issued shares requires, in addition to any resolution provided for by the articles, consent by a special resolution of the holders of the class or series of shares affected. A proposed amalgamation or continuation of a company out of the jurisdiction requires a special resolution as described above.

Rights of Dissent and Appraisal

The BCBCA provides that shareholders, including beneficial holders, who dissent from certain actions being taken by a company, may exercise a right of dissent and require the company to purchase the shares held by such shareholders at the fair value of such shares. The dissent right is applicable where the company proposes to, among other things:

•	alter the Articles to alter restrictions on the powers of the company or on the business it is permitted to carry on;
•	adopt an amalgamation agreement;
•	approve an amalgamation under Division 4 of Part 9 of the BCBCA;
•	approve an arrangement, the terms of which arrangement permit dissent;
•	authorize or ratify the sale, lease or other disposition of all or substantially all of the company’s undertaking; and
•	authorize the continuation of the company into a jurisdiction other than British Columbia.

The OBCA contains a similar dissent remedy, although the procedure for exercising this remedy is different from that contained in the BCBCA.

Oppression Remedies

Under the OBCA, a shareholder, beneficial shareholder, former shareholder or beneficial shareholder, director, former director, officer, former officer of a corporation or any of its affiliates, or any other Person who, in the discretion of a court, is a proper Person to seek an oppression remedy, and in the case of an offering corporation, the Ontario Securities Commission, may apply to a court for an order to rectify the matters complained of where in respect of a corporation or any of its affiliates, any act or omission of a corporation or its affiliates effects a result, the business or affairs of a corporation or its affiliates are or have been exercised in a manner that is oppressive or unfairly prejudicial to, or that unfairly disregards the interest of, any securityholder, creditor, director or officer.

The oppression remedy under the BCBCA is similar to the remedy found in the OBCA, with a few differences. Under the OBCA, the applicant can complain not only about acts of the corporation and its directors but also the acts of an affiliate of the corporation and the affiliate’s directors, whereas under the BCBCA, the shareholder can only complain of oppressive conduct of the company. In addition, under the BCBCA the applicant must bring the application in a “timely manner”, which is not required under the OBCA.

Shareholder Derivative Actions

Under the BCBCA, a shareholder, including a beneficial shareholder or a director of a company may, with leave of the court, bring an action in the name and on behalf of the company to enforce an obligation owed to the company that could be enforced by the company itself or to obtain damages for any breach of such an obligation. An applicant may also, with leave of the court, defend a legal proceeding brought against a company.

A broader right to bring a derivative action is contained in the OBCA and this right extends to officers, former shareholders, directors or officers of a corporation or its affiliates, and any Person who, in the discretion of the court, is a proper person to make an application to court to bring a derivative action. In addition, the OBCA permits derivative actions to be commenced in the name and on behalf of a corporation or any of its Subsidiaries.

Requisition of Meetings

The OBCA permits the holders of not less than 5% of the issued shares of a corporation that carry the right to vote at a meeting sought to be held to require the directors to call and hold a meeting of the shareholders of the corporation for the purposes stated in the requisition. If the directors do not call a meeting within 21 days of receiving the requisition, any shareholder who signed the requisition may call the meeting.

The BCBCA provides that one or more shareholders of a company holding not less than 5% of the issued voting shares of the company may give notice to the directors requiring them to call and hold a general meeting which meeting must be held within 4 months.

Form of Proxy and Information Circular

The BCBCA requires a reporting company to provide with each notice of a general meeting a form of proxy for use by every shareholder entitled to vote at such meeting as well as an information circular containing prescribed information regarding the matters to be dealt with at the meeting. The OBCA contains provisions which likewise require the mandatory solicitation of proxies and delivery of a management proxy circular.

Place of Meetings

The OBCA provides that meetings of shareholders may be held either inside or outside the Province of Ontario as the directors of the applicable corporation may determine.

The BCBCA requires all meetings of shareholders to be held in British Columbia unless a location outside British Columbia is provided for in the company’s articles, approved by an ordinary resolution before the meeting or approved in writing by the registrar under the BCBCA.

Directors

The OBCA requires that at least 25% of a corporation’s directors be resident Canadians, and if a corporation has less than four directors, the board of the corporation must have at least one resident Canadian director. Like the BCBCA, the OBCA provides that a public company must have at least three directors.

The BCBCA provides that a public company must have at least three directors but does not have any residency requirements for a company’s board of directors

BCBCA Rights of Dissent in Respect of the Continuance Resolution

Newmarket Shareholders may, subject to compliance with certain conditions, dissent from the Continuance Resolution and be entitled to be paid the fair value for their Newmarket Shares in accordance with Section 309 of the BCBCA. Registered Holders of Newmarket Shares who wish to dissent and have not dissented under the Arrangement should seek the advice of legal advisors and carefully read the Plan of Arrangement, the Interim Order and the provisions of Section 309 of the BCBCA, which are attached to this Information Circular as Appendix “H”, Appendix “F” and Appendix “J”, respectively.

The following description of the rights of Dissenting Shareholders of Newmarket in connection with the Continuance is not a comprehensive statement of the procedures to be followed by a Dissenting Shareholder of Newmarket who seeks payment of the fair value of such Newmarket Shares and is qualified in its entirety by the full text of Sections 237 to 247 of the BCBCA.

A Newmarket Shareholder who intends to exercise Dissent Rights should carefully consider and comply with the provisions of Section 242 of the BCBCA. Failure to comply with the provisions of that section and to adhere to the procedures established therein may result in the loss of all rights thereunder.

Persons who are Beneficial Owners of Newmarket Shares registered in the name of a broker, custodian, nominee or other Intermediary who wish to dissent should be aware that only the registered owner of such Newmarket Shares is entitled to dissent. Accordingly, a Beneficial Owner of Newmarket Shares desiring to exercise his, her or its Dissent Rights must make arrangements for the Newmarket Shares beneficially owned by him, her or it to be registered in his, her or its name prior to the time the written objection to the Continuance Resolution is required to be received by Newmarket or, alternatively, make arrangements for the registered holder of his, her or its Newmarket Shares to dissent on his, her or its behalf. Beneficial Shareholders who wish to dissent should contact their broker or other Intermediary for assistance with exercising their Dissent Rights under the BCBCA.

A Dissenting Shareholder must send to Newmarket a written objection to the Continuance Resolution from which such Newmarket Shareholder is dissenting. The written objection must be received by Newmarket at the head office of Newmarket, being 1 Suite 3244 - Four Bentall Centre, 1055 Dunsmuir Street, PO Box 49282 Vancouver, British Columbia V7X 1L3, not later than two Business Days before the Newmarket Meeting. A Newmarket Shareholder who wishes to dissent must prepare a separate Notice of Dissent for (i) the Newmarket Shareholder, if the Newmarket Shareholder is dissenting on his, her or its own behalf; and (ii) each Person who beneficially owns Newmarket Shares in the Shareholder’s name and on whose behalf the Newmarket Shareholder is dissenting. To be valid, a Dissent Notice must:

(a)	identify in each Dissent Notice the Person on whose behalf dissent is being exercised;

(b)

set out the number of Newmarket Shares in respect of which the Newmarket Shareholder is exercising the Dissent Right (the “Notice Shares”), which number cannot be less than all of the Newmarket Shares held by the Beneficial Holder on whose behalf the Dissent Right is being exercised;

(c)

if the Notice Shares constitute all of the Newmarket Shares of which the Dissenting Shareholder is both the registered owner and beneficial owner and the Dissenting Shareholder owns no other Newmarket Shares as beneficial owner, a statement to that effect;

(d)

if the Notice Shares constitute all of the Newmarket Shares of which the Dissenting Shareholder is the registered owner but the Dissenting Shareholder owns other Newmarket Shares as beneficial owner, a statement to that effect, and

(i)	the names of the registered owners of those other Newmarket Shares,

(ii)	the number of those other Newmarket Shares that are held by each of those registered owners, and

(iii)	a statement that Dissent Notices are being or have been sent in respect of all those other Newmarket Shares;

(e)	if a right of dissent is being exercised by the Dissenting Shareholder on behalf of a Beneficial Holder who is not the Dissenting Shareholder, a statement to that effect, and

(i)	the name and address of the Beneficial Holder, and

(ii)

a statement that the Dissenting Shareholder is dissenting in relation to all of the Newmarket Shares beneficially owned by the Beneficial Holder that are registered in the Dissenting Shareholder’s name.

The giving of a Dissent Notice does not deprive a Dissenting Shareholder of his, her or its right to vote at the Newmarket Meeting on the Continuance Resolution. A vote against the Continuance Resolution or the execution or exercise of a proxy does not constitute a Dissent Notice. A Newmarket Shareholder is not entitled to exercise a Dissent Right with respect to any Newmarket Shares if the Newmarket Shareholder votes (or instructs or is deemed, by submission of any incomplete proxy, to have instructed his, her or its proxyholder to vote) FOR the Continuance Resolution. A Dissenting Shareholder, however, may vote as a proxy for a Newmarket Shareholder whose proxy required an affirmative vote, without affecting his, her or its right to exercise the Dissent Right.

If Newmarket intends to act on the authority of the Continuance Resolution, it must send a notice (the “Notice to Proceed”) to the Dissenting Shareholder promptly after the later of:

(a)	the date on which Newmarket forms the intention to proceed; and

(b)	the date on which the Dissent Notice was received.

If Newmarket has acted on the Continuance Resolution, it must promptly send a Notice to Proceed to the Dissenting Shareholder. The Notice to Proceed must be dated not earlier than the date on which it is sent and state that Newmarket intends to act or has acted on the authority of the Continuance Resolution and advise the Dissenting Shareholder of the manner in which dissent is to be completed.

On receiving a Notice to Proceed, the Dissenting Shareholder is entitled to require Newmarket to purchase all of the Newmarket Shares in respect of which the Dissent Notice was given.

A Dissenting Shareholder who receives a Notice to Proceed, and who wishes to proceed with the dissent, must send the following to Newmarket within one month after the date of the Notice to Proceed:

(a)	a written statement that the Dissenting Shareholder requires Newmarket to purchase all of the Notice Shares;

(b)	the certificate(s) representing the Notice Shares; and

(c)

if dissent is being exercised by the Dissenting Shareholder on behalf of a Beneficial Holder who is not the Dissenting Shareholder, a written statement signed by the Beneficial Holder setting out whether the Beneficial Holder is the beneficial owner of other Newmarket Shares, and if so, setting out:

(i)	the names of the registered owners of those other Newmarket Shares;

(ii)	the number of those other Newmarket Shares that are held by each of those registered owners; and

(iii)	that Dissent Rights are being exercised in respect of all of those other Newmarket Shares, whereupon Newmarket is bound to purchase them in accordance with the Dissent Notice.

Newmarket and the Dissenting Shareholder may agree on the amount of the payout value of the Notice Shares and in that event, Newmarket must either promptly pay that amount to the Dissenting Shareholder or send a notice to the Dissenting Shareholder that Newmarket is unable lawfully to pay Dissenting Shareholders for their Notice Shares as Newmarket is insolvent or if the payment would render Newmarket insolvent.

If Newmarket and the Dissenting Shareholder do not agree on the amount of the payout value of the Notice Shares, the Dissenting Shareholder or Newmarket may apply to a court of competent jurisdiction and the court may:

(a)	determine the payout value of the Notice Shares or order that the payout value of the Notice Shares be established by arbitration or by reference to the registrar or a referee of the court;

(b)	join in the application each Dissenting Shareholder who has not agreed with Newmarket on the amount of the payout value of the Notice Shares; and

(c)	make consequential orders and give directions it considers appropriate.

Promptly after a determination of the payout value of the Notice Shares has been made, Newmarket must either pay that amount to the Dissenting Shareholder or send a notice to the Dissenting Shareholder that Newmarket is unable lawfully to pay Dissenting Shareholders for their Notice Shares as Newmarket is insolvent or if the payment would render Newmarket insolvent. If the Dissenting Shareholder receives a notice that Newmarket is unable to lawfully pay Dissenting Shareholders for their Notice Shares, the Dissenting Shareholder may, within 30 days after receipt, withdraw his, her or its Dissent Notice. If his, her, or its Dissent Notice is not withdrawn, the Dissenting Shareholder remains a claimant against Newmarket to be paid as soon as Newmarket is lawfully able to do so or, in a liquidation, to be ranked subordinate to the rights of creditors of Newmarket but in priority to the other Newmarket Shareholders.

Any notice required to be given by Newmarket or a Dissenting Shareholder to the other in connection with the exercise of the Dissent Right will be deemed to have been given and received, if delivered, on the day of delivery, or, if mailed, on the earlier of the date of receipt and the second Business Day after the day of mailing, or, if sent by facsimile or other similar form of transmission, the first Business Day after the date of transmittal.

A Dissenting Shareholder who:

(a)

properly exercises the Dissent Right by strictly complying with all of the Dissent Procedures required to be complied with by a Dissenting Shareholder, will cease to have any rights as a Newmarket Shareholder other than the right to be paid the fair value of the Notice Shares by Newmarket in accordance with the Dissent Procedures; or

(b)

seeks to exercise the Dissent Right, but who for any reason does not properly comply with each of the Dissent Procedures required to be complied with by a Dissenting Shareholder, will lose such right to dissent.

PART III — NEW INCENTIVE PLANS

In connection with the Arrangement, each of the Crocodile Gold Board and Newmarket Board determined that it is desirable to implement a new incentive stock option plan (the “Amalco Option Plan”) and a new share unit plan (the “Amalco Share Unit Plan”) pursuant to which Amalco Options and share units (“Share Units”) can be awarded in order to attract, retain and motivate key Amalco Directors, officers, employees and consultants and to enable Amalco to remain competitive in the marketplace. A copy of the Amalco Option Plan is attached hereto as Appendix “K” and a copy of the Amalco Share Unit Plan is attached hereto as Appendix “L”.

The Amalco Option Plan and Amalco Share Unit Plan are consistent with current TSX policies, similar to the incentive plans of Amalco’s peers and other TSX issuers, and each of the Crocodile Gold Board and the Newmarket Board have determined that it is in the best interests of their respective companies and Amalco that Amalco implement the Amalco Option Plan and Amalco Share Unit Plan to bring it in-line with current market practices and to provide flexibility in the types of incentive awards that may be made. The Newmarket Board also considered the advice of its independent consultant, Meridian in making its determinations. Meridian was engaged in March 2015 to provide Newmarket with support in evaluating market practices, plan design considerations and implementation matters with respect to equity-based compensation arrangements. Meridian did not provide any other services for Newmarket or Crocodile Gold.

The New Incentive Plans will supersede all existing executive-based compensation plans of Crocodile Gold and Newmarket. The existing awards will remain outstanding pursuant to their terms however they will be treated in accordance with the Plan of Arrangement. See “Part 1 – The Arrangement - Principal Steps of the Arrangement.” In addition, pursuant to the Arrangement Agreement, each Party agreed that it will cooperate with the other Party and take all steps and actions necessary so that the New Incentive Plans can be implemented at the Effective Time, which will allow the Amalco Board to grant options and performance share units to acquire Amalco Shares to incoming Newmarket directors, officers, advisors and consultants. Following the Effective Time, Amalco intends to make certain grants of Amalco Options and Amalco Share Units to directors, officers, advisors and consultants of Amalco as designated by Newmarket which will, in aggregate, allow the holders to acquire up to 6% of the issued and outstanding Amalco Shares as options and 3% of the issued and outstanding Amalco Shares as performance share units following completion of the Arrangement. The performance share units will vest based on the 20-day volume weighted average price on the TSX of the Amalco Shares: (i) as to one-third when the price of the Amalco Shares is $2.25 or greater; (ii) as to one-third when the price of the Amalco Shares is $3.00 or greater; and (iii) as to one-third when the price of the Amalco Shares is $3.75 or greater.

Following the Effective Time, it is expected that the following options to purchase common shares will be outstanding:

Executive Based Compensation Plan	Number of Amalco Shares reserved for issuance
Crocodile Gold Option Plan	4,919,368
Newmarket Option Plan	580,000
Amalco Option Plan	8,040,000
Amalco Share Unit Plan	4,020,000

Accordingly, at the Newmarket Meeting and Crocodile Gold Meeting or any adjournment or postponement thereof, Newmarket Shareholders and Crocodile Gold Shareholders will, respectively, be asked to consider and, if thought advisable, to approve with or without amendment, an ordinary resolution in the form set out in Appendix “C” (the “New Incentive Plans Resolution”) approving the adoption of the Amalco Option Plan and Amalco Share Unit Plan.

Amalco Option Plan

The principal purposes of the Amalco Option Plan is to secure for Amalco and Amalco Shareholders the benefits of incentive inherent in the share ownership by the Directors, key employees and consultants of Amalco and its subsidiaries who, in the judgment of the Amalco Board, will be largely responsible for its future growth and success. The Amalco Option Plan is meant to aid in retaining and encouraging employees and Directors of exceptional ability through the opportunity to acquire a proprietary interest in Amalco.

The following is a summary of the key terms of the Amalco Option Plan:

•

The Amalco Option Plan provides for the issuance of Amalco Options to employees, directors or officers of Amalco or any of its subsidiaries or affiliates, consultants, and management company employees, and, except in relation to a consultant company, includes a company that is wholly-owned by such Persons.

•

The aggregate number of Amalco Shares available at all times for issuance under the Amalco Option Plan or any other security based compensation arrangements (pre-existing or otherwise) shall not exceed 20,000,000 Amalco Shares (including Amalco Shares underlying outstanding Options). Any Amalco Option which has been cancelled or terminated prior to exercise in accordance with the terms of the Amalco Option Plan will again be available under the Amalco Option Plan.

•

The exercise price per Amalco Share under an Amalco Option shall be determined by the Amalco Board, but, in any event, shall not be lower than the market price of the Amalco Shares on the date of grant of the Amalco Options.

•

The period within which Amalco Options may be exercised and the number of Amalco Options which may be exercised in any such period are determined by the Amalco Board at the time of granting the Amalco Options provided, however, that the maximum term of any Amalco Options awarded under the Amalco Option Plan is five years.

•

In the event that the expiry of an Amalco Option falls within, or within two days of, a trading blackout period imposed by Amalco, the expiry date of the Amalco Option shall be automatically extended to the tenth Business Day following the end of the blackout period.

•	An Amalco Option holder will have, in all cases subject to the original Amalco Option expiry date and any determination otherwise by the Amalco Board:

o	in the event of retirement, a 12-month period to exercise his/her Amalco Options, which will automatically vest;

o	in the event of resignation, 90 days to exercise his/her Amalco Options that have vested;

o	in the event of the death or disability of an Amalco Option holder, all Amalco Options will vest and the Amalco Option holder will have 12 months to exercise his, her, or its Amalco Options;

o

in the event of termination without cause of an Amalco Option holder, the Amalco Option holder will have 90 days to exercise his, her, or its Amalco Options which have vested, but any unvested Amalco Options will become void; and

o

in the event of termination with cause, immediate termination of the Amalco Options, except as may be set out in the Amalco Option holder’s Amalco Option commitment or as otherwise determined by the Amalco Board in its sole discretion.

•

In the event of a change of control, the vesting of all Amalco Options and the time for the fulfilment of any conditions or restrictions on such vesting shall be accelerated to a date or time immediately prior to the effective time of the change of control and the Board of Directors of Amalco, in its sole discretion, may authorize and implement any one or more of the following additional courses of action:

o	terminating without any payment or other consideration, any Amalco Options not exercised or surrendered by the effective time of the change of control;

o

causing Amalco to offer to acquire from each Option holder his or her Amalco Options for a cash payment equal to the in-the-money amount, and any Amalco Options no so surrendered or exercised by the effective time of the change of control will be deemed to have expired; and

o	an Amalco Option granted under the Amalco Option Plan be exchanged for an option to acquire, for the same exercise price, that number and type of securities as would be distributed to the Option holder in respect of the Amalco Shares issued to the Option holder had he or she exercised the Amalco Option prior to the effective time of the change of control, provided that any such replacement option must provide that it survives for a period of not less than one year from the effective time of the change of control, regardless of the continuing directorship, officership or employment of the Amalco Option holder.

For great certainty, and notwithstanding anything else to the contrary contained in the Amalco Option Plan, the Board of Directors of Amalco shall have the power, in its sole discretion, in any change of control which may or has occurred, to make such arrangements as it shall deem appropriate for the exercise of issued and outstanding Amalco Options including, without limitation, to modify the terms of the Amalco Option Plan and/or the Amalco Options as contemplated above. If the Board of Directors of Amalco exercises such power, the Amalco Options shall be deemed to have been amended to permit the exercise thereof in whole or in part by the Option holder at any time or from time to time as determined by the Board of Directors of Amalco prior to or in conjunction with completion of the change of control.

•	The grant of Amalco Options under the Amalco Option Plan is subject to the number of Amalco Shares: (i) issued to insiders of Amalco, within any one year period, and (ii) issuable to insiders of Amalco, at any time, under the Amalco Option Plan, or when combined with all of Amalco’s other security based compensation arrangements, shall not exceed 10% of Amalco’s total issued and outstanding Amalco Shares, respectively.

•	The Amalco Board may delegate, to the extent permitted by applicable law and by resolution of the Amalco Board, its powers under the Amalco Option Plan to a compensation committee of the Amalco Board, or such other committee as the Amalco Board may determine from time to time.

•	The amendment provisions of the Amalco Option Plan provide the Amalco Board with the power, subject to the requisite regulatory approval, to make the following amendments to the provisions of the Amalco Option Plan and any Amalco Option commitment without Amalco Shareholder approval (without limitation):

o	amendments of a housekeeping nature;

o	the addition or a change to any vesting provisions of an Amalco Option;

o	changes to the termination provisions of an Amalco Option or the Amalco Option Plan which do not entail an extensions beyond the original expiry date;

o

the addition of a cashless exercise feature, payable in cash or securities, whether or not providing for a full deduction of the number of underlying Amalco Shares from the Amalco Option Plan reserves; and

o	amendments to reflect changes to applicable securities or tax Laws.

However, any of the following amendments require Amalco Shareholder approval:

o	reduction of the exercise price of an Amalco Option, cancelling and reissuing an Amalco Option, or cancelling an Amalco Option in order to issue an alternative entitlement;

o	amending the term of an Amalco Option to extend the term beyond its original expiry date;

o	materially increasing the benefits to the holder of Amalco Options who is an insider to the material detriment of Amalco and the Amalco Shareholders;

o

increasing the number of Amalco Shares or maximum percentage of Amalco Shares which may be issued pursuant to the Amalco Option Plan (other than by virtue of adjustments permitted under the Amalco Option Plan);

o	permitting Amalco Options to be transferred other than for normal estate settlement purposes;

o	removal or exceeding of the insider participation limits;

o	materially modifying the eligibility requirements for participation in the Amalco Option Plan; or

o	modifying the amending provisions of the Amalco Option Plan.

Amalco Share Unit Plan

The purpose of the Amalco Share Unit Plan is to assist Amalco in attracting, incentivizing and retaining those key Amalco Directors, officers, employees and consultants of Amalco who are considered by the Amalco Board to be key to the growth and success of Amalco, and to align the interests of key Amalco Directors, officers, employees and consultants with those of the Amalco Shareholders through longer term equity ownership in Amalco.

The following is a summary of the key terms of the Amalco Share Unit Plan:

•

The Amalco Share Unit Plan provides for the issuance of Share Units to employees, directors or officers of Amalco or any of its subsidiaries or affiliates, consultants, and management company employees, and, except in relation to a consultant company, includes a company that is wholly-owned by such persons.

•

The Amalco Share Unit Plan provides that Share Units may be granted by the Amalco Board or a compensation committee of the Amalco Board or any other committee of the Amalco Directors authorized by the Amalco Board to administer the Amalco Share Unit Plan. Share Units are units created by means of an entry on the books of Amalco representing the right to receive one Amalco Share (subject to adjustments) issued from treasury per Share Unit. All grants of Share Units must be evidenced by a confirmation Share Unit grant letter.

•

The maximum number of Amalco Shares available for issuance under the Amalco Share Unit Plan or any other security based compensation arrangement (pre-existing or otherwise) shall not exceed 20,000,000 Shares (including Amalco underlying outstanding Share Units). Any Amalco Shares subject to a Share Unit which has been cancelled or terminated in accordance with the terms of the Amalco Share Unit Plan without settlement will again be available for grant of a Share Unit under the Amalco Share Unit Plan.

•

The number of Share Units granted and any applicable vesting conditions are determined in the discretion of the Amalco Board or a compensation committee of the Amalco Board, with the number of Share Units granted being determined based on the closing market price of the Amalco Shares on the TSX on the grant date. In granting Share Units, the Amalco Board or a compensation committee of the Amalco Board may include any other terms, conditions and/or vesting criteria which are not inconsistent with the Amalco Share Unit Plan.

•

Share Units are settled by way of the issuance of Amalco Shares from treasury as soon as practicable following the maturity date determined by the Amalco Board or a compensation committee of the Amalco Board in accordance with the terms of the Amalco Share Unit Plan. Individuals granted Share Units who are Canadian residents or as otherwise may be designated in the Share Unit grant letter (with the exception of U.S. taxpayers) are permitted to elect to defer issuance of all or any part of the Amalco Shares issuable to them, provided proper notice is provided to the Amalco Board or a compensation committee of the Amalco Board in accordance with the terms of the Amalco Share Unit Plan.

•

In the event a cash dividend is paid to Amalco Shareholders on the Amalco Shares while a Share Unit is outstanding, each Participant will be credited with additional Share Units in lieu of any cash dividends paid to Amalco Shareholders, equal to the aggregate amount of any cash dividends that would have been paid to the individual if the Share Units had been Amalco Shares, divided by the market price of the Amalco Shares on the date on which dividends were paid by Amalco. No cash payment will be made to a participant if cash dividends are paid to Amalco Shareholders.

•	The termination provisions under the Amalco Share Unit Plan are as follows subject to any determination otherwise by the Amalco Board:

o

in the event of retirement, any unvested Share Units will automatically vest on the date of retirement and the Amalco Shares underlying such Share Units will be issued as soon as reasonably practical thereafter;

o

in the event of the death, any unvested Share Units will automatically vest on the date of death and the Amalco Shares underlying all Share Units will be issued to the estate of the deceased as soon as reasonably practical thereafter;

o

in the event of disability (as may be determined in accordance with the policies, if any, or general practices of Amalco or any Subsidiary), any unvested Share Units will automatically vest on the date on which the participant is determined to be totally disabled and the Amalco Shares underlying the Share Units will be issued as soon as reasonably practical thereafter;

o

in the event of termination without cause of a Share Unit holder, (i) any unvested Share Units that are not subject to performance vesting criteria will automatically vest on the date on which the individual is terminated and the Amalco Shares underlying the Share Units will be issued as soon as reasonably practical thereafter, and (ii) any unvested Share Units that are subject to performance vesting criteria will vest in accordance with their normal vesting schedule, except, in either case, as may otherwise be stipulated in the applicable Share Unit grant letter or as may otherwise be determined by the Amalco Board; and

o

in the event of termination with cause or resignation, all of the Share Units shall become void and the holder shall have no entitlement and will forfeit any rights to any issuance of Amalco Shares under the Amalco Share Unit Plan, except as may otherwise be stipulated in the applicable Share Unit grant letter or as may otherwise be determined by the Amalco Board or a compensation Committee of the Amalco Board in its sole and absolute discretion. Share Units that have vested but that are subject to an election to set a deferred payment date shall be issued forthwith following the termination with cause or the resignation of the Amalco Option holder.

•	In the event of a change of control, all unvested Share Units issued and outstanding shall automatically and immediately vest on the date of such change of control.

•

The grant of Share Units under the Amalco Share Unit Plan is subject to a restriction such that the number of Amalco Shares: (i) issued to insiders of Amalco, within any one year period, and (ii) issuable to insiders of Amalco, at any time, under the Amalco Share Unit Plan, or when combined with all of Amalco’s other security based compensation arrangements, shall not exceed 10% of Amalco’s total issued and outstanding Amalco Shares, respectively.

•

The amendment provisions of the Amalco Share Unit Plan provide the Amalco Board or a compensation committee of the Amalco Board with the power, subject to the requisite regulatory approval, to make the following amendments to the provisions of the Amalco Share Unit Plan and any Share Unit grant letter without shareholder approval (without limitation):

o	amendments of a housekeeping nature;

o	the addition or a change to any vesting provisions of a Share Unit;

o	changes to the termination provisions of a Share Unit or the Amalco Share Unit Plan; and

o	amendments to reflect changes to applicable securities or tax laws.

However, any of the following amendments require shareholder approval:

o	materially increasing the benefits to the holder of any Share Units who is an insider to the material detriment of Amalco and Amalco Shareholders;

o

increasing the number of Amalco Shares or maximum percentage of Amalco Shares which may be issued pursuant to the Amalco Share Unit Plan (other than by virtue of adjustments permitted under the Amalco Share Unit Plan);

o	permitting Share Units to be transferred other than for normal estate settlement purposes;

o	removal or exceeding of the insider participation limits;

o	materially modifying the eligibility requirements for participation in the Amalco Share Unit Plan; or

o	modifying the amending provisions of the Amalco Share Unit Plan.

Vote Required

The TSX has conditionally approved the Amalco Option Plan and Amalco Share Unit Plan, subject to receipt of, among other things, evidence of Newmarket Shareholder approval and Crocodile Gold Shareholder approval.

Resolution

The New Incentive Plans Resolution must be approved by a majority of the votes cast by Newmarket Shareholders present in person or represented by proxy at the Newmarket Meeting or any adjournment thereof. The Newmarket Board recommends that Newmarket Shareholders vote FOR the New Incentive Plans Resolution. To be effective, the New Incentive Plans Resolution must be approved by not less than a majority of the votes cast by the holders of Newmarket Shares present in person, or represented by proxy, at the Newmarket Meeting.

The New Incentive Plans Resolution must be approved by a majority of the votes cast by Crocodile Gold Shareholders present in person or represented by proxy at the Crocodile Gold Meeting or any adjournment thereof. The Crocodile Gold Board recommends that Crocodile Gold Shareholders vote FOR the New Incentive Plans Resolution. To be effective, the New Incentive Plans Resolution must be approved by not less than a majority of the votes cast by the holders of Nonmarket Shares present in person, or represented by proxy, at the Crocodile Gold Meeting.

The form of New Incentive Plans Resolution is attached hereto as Appendix “C”.

Unless otherwise directed in properly completed Forms of Proxy, it is the intention of individuals named in the enclosed Form of Proxy to vote FOR the New Incentive Plans Resolution. If you do not specify how you want your Shares voted at the Meetings, the persons named a proxyholders in the enclosed Form of Proxy will cast the votes represented by your proxy at the Meetings FOR the New Incentive Plans Resolution.

The Newmarket Board and Crocodile Gold Board have unanimously approved the Amalco Option Plan and Amalco Share Unit Plan and recommend that Shareholders vote FOR the New Incentive Plans Resolution.

PART IV — INFORMATION OF AMALCO AFTER GIVING EFFECT
TO THE ARRANGEMENT

Selected Pro Forma Financial Information for Amalco

Certain selected pro forma consolidated financial information is set forth in the following table. Such information should be read in conjunction with the unaudited pro forma consolidated financial statements of Amalco after giving effect to the Arrangement for the year ended December 31, 2014 and for the three months ended March 31, 2015, included in Appendix “I” to this Information Circular. Adjustments have been made to prepare the unaudited pro forma consolidated financial statements of Amalco, which adjustments are based on certain assumptions. Both the adjustments and the assumptions made in respect thereof are described in the notes to the unaudited pro forma consolidated financial statements.

The unaudited pro forma consolidated financial statements are presented for illustrative purposes only and are not necessarily indicative of the operating or financial results that would have occurred had the Arrangement actually occurred at the times contemplated by the notes to the unaudited pro forma consolidated financial statements or of the results expected in future periods. The dollar amounts in the following table refer to U.S. dollars.

	Pro Forma for	Pro Forma for
	the three months ended	the year ended
	March 31, 2015	December 31, 2014

Revenue	$72,896,835	$282,739,079
Cost of operations	($53,135,140)	($241,457,959)
Mine operating income	$19,761,695	$41,281,120
Expenses	($2,977,017)	($13,239,299)
Net income	$15,246,526	$18,035,525
Income per share – basic and diluted	$0.11	$0.13
Weighted average number of shares outstanding	133,900,241	133,900,241

Pro Forma as at
March 31, 2015
Total assets	$226,151,486
Total liabilities	$93,248,398
Shareholders’ equity	$132,903,088

See the unaudited pro forma consolidated financial statements of Amalco following completion of the Arrangement set forth in Appendix “I” of this Information Circular.

Selected Combined Operational Information for Amalco

On completion of the Arrangement, Amalco’s head office will be in Vancouver, British Columbia from which it will manage the following material assets. All of the following assets will be 100% owned by Amalco:

•	Cosmo Gold Mine;

•	Fosterville Gold Mine;

•	Stawell Gold Mine;

•	Big Hill Project; and

•	Maud Creek Project.

Descriptions of Material Mineral Properties

The following are brief descriptions of each of the above mines. Further information regarding these assets can be found in the respective Newmarket AIF and Crocodile Gold AIF, and the documents incorporated by reference herein.

Cosmo Gold Mine, Australia

The Cosmo Gold Mine comprises a total of two mineral titles, a mineral tenement (MLN993) and a mineral license (MLA 27938), totalling approximately 601 ha in the Northern Territory, Australia. Geographically, the Cosmo Gold Mine is centred north of Pine Creek, a small village which was historically an important gold mining centre, 248 km south-southeast of Darwin, the capital city of the Northern Territory. Mining Plus Pty Ltd. and Mark Edwards, the General Manager of Exploration and Business Development for Crocodile Gold prepared a technical report in accordance with NI 43-101 on the Cosmo Gold Mine titled “Report on the Mineral Resources & Mineral Reserves of the Cosmo Gold Project in the Northern Territory, Australia”, dated effective December 31, 2014.

Fosterville Gold Mine, Australia

The Fosterville Gold Mine is located approximately 20 km northeast of Bendigo and 130 km north of Melbourne in Victoria, Australia. A number of site personnel from the Fosterville Gold Mine who are qualified persons as defined by NI 43-101 prepared a technical report in accordance with NI 43-101 on the Fosterville Gold Mine titled “Report on the Mineral Resources & Mineral Reserves of the Fosterville Gold Mine Victoria, Australia”, dated effective December 31, 2014.

Stawell Gold Mine, Australia

The Stawell Gold Mine is located 250 km northwest of Melbourne and 2 km from the Township of Stawell in Victoria, Australia. The Stawell Gold Mine’s principal approval is its Mining Lease MIN5260, which encompasses both the Magdala and Wonga mines and is located both under and around the Township of Stawell covering an area of approximately 1,000.58 ha. A number of site personnel from the Stawell Gold Mine who are qualified persons as defined by NI 43-101 prepared a technical report in accordance with NI 43-101 on the Stawell Gold Mine titled “Report on the Mineral Resources & Mineral Reserves of the Stawell Gold Mine in Victoria, Australia”, dated effective December 31, 2014.

Big Hill Project, Australia

The Big Hill Project is located adjacent to the Township of Stawell in Western Victoria, Australia, and is confined to an area within the existing Stawell Gold Mine licensed boundary located to the north-east of the Township of Stawell. The proposed Bill Hill Project site is located predominantly on publicly accessible Crown land which is partly leased to the Stawell Gold Mine, and the eastern portion of the site is in use by the Stawell Gold Mine operations. Mining One Pty Ltd. prepared a technical report in accordance with NI 43-101 on the Big Hill Project titled “Big Hill Enhanced Development Project at Stawell Gold Mine — Mineral Resources & Reserves”, which was finalized June 6, 2014.

Maud Creek Project, Australia

The Maud Creek Project is a development project comprised of a group of 23 granted mineral titles totalling approximately 63,353 ha in the Northern Territory, Australia. Geographically, the Maud Creek Project is located approximately 6.7 km northeast of the Stuart Highway, 20.7 km east-northeast of the regional administrative centre of Katherine, and 287 km southeast of Darwin, the capital city of the North Territory. Mining One Pty Ltd. and Mark Edwards, the General Manager of Exploration and Business Development for Crocodile Gold, prepared a technical report in accordance with NI 43-101 on the Maud Creek Project titled “Report on the Mineral Resources & Mineral Reserves of the Maud Creek Gold Project in the Northern Territory, Australia”, dated effective December 31, 2012.

Directors and Officers of Amalco Upon Completion of the Arrangement

The following table sets forth the name, province and country of residence and proposed office for each of the proposed directors and officers of Amalco following completion of the Arrangement, together with their current position with Newmarket or Crocodile Gold, as applicable, and the number of Newmarket Shares and Crocodile Gold Shares beneficially owned, or over which control or direction is exercised, by such Persons as of the date hereof. In addition, the table includes the number of Subscription Receipts that Newmarket anticipates that each director and officer will purchase in the Financing. The Amalco Directors will hold office until the next annual general meeting of Amalco Shareholders or until their respective successors have been duly elected or appointed.

Number of Newmarket
Name and Province			Shares/Crocodile Gold	Subscription
and Country of			Shares Beneficially	Receipts to be
Residence	Proposed Office of Amalco	Current Position	Owned	Beneficially Owned
Douglas Forster	President and Chief Executive	Director, President and Chief	6,282,667 Newmarket	800,000 Subscription
British Columbia,	Officer, Director	Executive Officer of	Shares	Receipts
Canada		Newmarket
Rodney Lamond		Director, President and Chief	912,500 Crocodile Gold	Nil
British Columbia	Chief Operating Officer	Executive Officer of	Shares
Canada		Crocodile Gold
Blayne Johnson	Executive Vice President,	Director, Executive Vice-	6,282,667 Newmarket	800,000 Subscription
British Columbia,			Shares	Receipts
Canada	Director	President of Newmarket
Robert Dufour	Chief Financial Officer	Chief Financial Officer of	70,000 Crocodile Gold	8,000 Subscription
Ontario, Canada		Crocodile Gold	Shares	Receipts
Raymond Threlkeld	Non-Executive Chairman,	Non-Executive Chairman of	Nil	160,000 Subscription
Virginia, United States	Director	Newmarket		Receipts
Lukas Lundin			4,668,000 Newmarket	4,800,000
Switzerland	Director	Director of Newmarket	Shares	Subscription Receipts
Randall Oliphant			6,048,170 Newmarket	400,000 Subscription
Ontario, Canada	Director	Director of Newmarket	Shares	Receipts
Robert Getz		Director, Non-Executive	355,000 Crocodile Gold
Connecticut, United	Director		Shares	Nil
States		Chairman of Crocodile Gold
Kevin Conboy			85,000 Crocodile Gold
New Jersey, United	Director	Director of Crocodile Gold	Shares	Nil
States

After giving effect to the Financing and Arrangement and based on the assumptions set forth above, the number of Amalco Shares beneficially owned, directly or indirectly, or over which control or direction will be exercised, by the proposed directors and officers of Amalco and their associates, will be an aggregate of approximately 31,672,004 Amalco Shares (approximately 23.6% of the estimated issued and outstanding Amalco Shares following completion of the Arrangement).

Additional Information Regarding the Directors Following the Arrangement

Douglas Forster, President and Chief Executive Officer, Director

Mr. Forster has been associated with the mining industry for over 30 years as a geologist, senior executive, director and company founder. He holds a B.Sc. (1981) and M.Sc. (1984) in Economic Geology from the University of British Columbia, Canada. Mr. Forster has been a founder, director or senior executive with numerous companies including Terrane Metals which was acquired by Thompson Creek in 2010 for $750,000,000 and Potash One that was acquired by K+S AG in 2011 for $434,000,000. Over the past 25 years Mr. Forster has been involved in a number of large-scale Canadian mine development projects including the Mt. Milligan gold-copper mine, the Kemess South gold-copper mine, the Golden Bear Gold Mine and the Legacy potash project. Mr. Forster has a proven track record in resource project development, mergers and acquisition, equity finance and public company management. He is a registered member of the Association of Professional Engineers and Geoscientists of British Columbia.

Rodney Lamond, Chief Operating Officer

Mr. Lamond has been President and Chief Executive Officer of Crocodile Gold since July 2013. Mr. Lamond is a Professional Mining Engineer with over 25 years operational experience in the mining industry. Prior to joining Crocodile Gold, Mr. Lamond was the Group General Manager responsible for the exploration and mine development strategies for the mining division of Nyrstar NV, which included nine mine operations in six different countries in North, Central and South America. Mr. Lamond was Vice President of Operations and General Manager of Gold Hawk Resources prior to the acquisition by Nyrstar. Mr. Lamond also gained substantial operational experience in senior mine management roles for Breakwater Resources at the Nanisivik, El Mochito and Myra Falls mines. Mr. Lamond holds a bachelor’s degree in Mining Engineering from Laurentian University in Sudbury, Ontario, Canada.

Blayne Johnson, Executive Vice-President, Director

Mr. Johnson has been involved in the investment community for over 27 years. As a Vice President of First Marathon Securities he played a key role in providing institutional financing to junior resource companies. During his tenure at the firm, First Marathon participated in over $5,000,000,000 of equity financings for natural resource companies. His work at First Marathon involved equity and debt financings as well as mergers and acquisitions. Mr. Johnson also advised institutional clients on investments. Mr. Johnson was a founder of Terrane Metals which was acquired by Thompson Creek in 2010 for $750,000,000. He is currently Chairman of Featherstone Capital Inc., a corporate development and financial advisory firm focused on the mining industry.

Robert Dufour, Chief Financial Officer

Robert Dufour joined Crocodile Gold in June 2012 as Director of Finance, and was appointed Chief Financial Officer in April 2013. Mr. Dufour is a Chartered Accountant with over 10 years of finance and accounting experience. He started his career with the Toronto office of PriceWaterhouseCoopers LLP. He later joined Northgate Minerals Corporation as Corporate Controller and subsequently was promoted to Group Financial Controller for Northgate’s Australian subsidiaries, and was based out of Victoria, Australia until its acquisition by AuRico Gold.

Raymond Threlkeld, Non-Executive Chairman, Director

Mr. Threlkeld is a seasoned mining professional with more than 32 years of experience in mineral exploration, mine operations and construction and executive management. Most recently Mr. Threlkeld was President and CEO of Rainy River Resources that was developing the 4,000,000 ounce Rainy River gold deposit in the Province of Ontario. New Gold purchased Rainy River for $310,000,000 in 2013. From 2006 to 2009 Mr. Threlkeld led the team along with Randall Oliphant that acquired, developed and put into operation the Mesquite Gold Mine in California with Western Goldfields subsequently being purchased by New Gold for $314,000,000 in 2009. From 1996 to 2004 Mr. Threlkeld held a variety of senior executive positions with Barrick Gold Corporation rising to the position of Vice President, Project Development. During Mr. Threlkeld’s tenure at Barrick Gold Corporation he was responsible for placing more than 30 million ounces of gold resources into production in Africa, South America and Australia. Among his accomplishments were the Pierina Mine in Peru, Bulyanhulu Mine in Tanzania, Veladero Mine in Argentina, Lagunas Norte Mine in Peru and the Cowal Mine in Australia. Mr. Threlkeld holds a B.Sc. degree in Geology from the University of Nevada.

Lukas H. Lundin, Director

Mr. Lundin is Chairman of Lundin Mining Corporation. He graduated from the New Mexico Institute of Mining and Technology (Engineering). He has been responsible for various resource discoveries including the multi-million ounce Veladero gold deposit in Argentina that was sold to Homestake for $300,000,000 in 1999. He has led numerous companies through very profitable business acquisitions and mergers including the $7.1 billion sale of Red Back Mining in 2010.

Randall Oliphant, Director

Mr. Oliphant is Executive Chairman of New Gold and was recently appointed Chairman of the World Gold Council. Mr. Oliphant is on the Advisory Board of Metalmark Capital LLC (formally Morgan Stanley Capital Partners) and serves on the boards of WesternZagros Resources Ltd. and Franco-Nevada Corporation. Since 2003 Mr. Oliphant has served on the boards of a number of public and private companies and not-for-profit organizations. From 1999 to 2003 he was President and Chief Executive Officer of Barrick Gold Corporation, the largest gold producer in the world. From 2006 to 2009 he served as Chairman of Western Goldfields Inc. where he oversaw the successful sale of the company to New Gold for $315,000,000. Mr. Oliphant is a Chartered Accountant.

Robert Getz, Director

Mr. Getz is a private investor and, since 1996, has been a Managing Director and Partner of Cornerstone Equity Investors, LLC, a private equity investment firm which he co-founded. Mr. Getz has over 25 years of experience as a private equity investor and has led numerous transactions. Mr. Getz has strong experience working with companies in domestic and international mergers and acquisitions and public and private debt and equity financings. Mr. Getz has significant experience serving on the boards of many public and private companies in the technology, manufacturing and metals and mining sectors. Mr. Getz currently serves as a Director in several private and public companies, including Haynes International, Inc., a developer and producer of specialty nickel alloys. Mr. Getz graduated from Boston University, where he received his B.A. degree, cum laude, and the Stern School at New York University, where he received his MBA in finance.

Kevin Conboy, Director

Mr. Conboy was President and Chief Executive Officer of Acordia, Inc., a Subsidiary of Wells Fargo based in Chicago. As well, he served as Chief Executive Officer for the NIA Group of Paramus, New Jersey. Mr. Conboy possesses a wealth of experience in the financial markets and has considerable exposure to financial instruments and business transactions. He sits on a number of corporate and charitable boards. Mr. Conboy completed a B.A. from Colorado State University in 1973.

For additional information in respect of these individuals, including their principal occupations during the last five years and, the number of deferred share or stock units, performance share or stock units, options, share or stock appreciation rights and other non-equity-based incentives held by such individuals, as applicable, which are not included in the table above, see the Newmarket Annual Circular and the Crocodile Gold Annual Circular, as applicable, each of which is incorporated by reference into this Information Circular. Of the seven prospective members of the Amalco Board, it is anticipated that five will be independent of management.

Auditors of Amalco

The Amalco Board will determine and appoint the auditors of Amalco following the Effective Date.

Pro Forma Consolidated Capitalization

The following table sets forth the consolidated capitalization of Amalco as at March 31, 2015 on a pro forma basis after giving effect to the completion of the Arrangement. For detailed information on the total debt and share capitalization of Crocodile Gold and Newmarket as at March 31, 2015, see Newmarket’s and Crocodile Gold’s respective unaudited interim consolidated financial statements for the three months ended March 31, 2015 each of which are incorporated by reference into this Information Circular. See also Appendix “I”, “Amalco Unaudited Pro Forma Consolidated Financial Statements”.

Pro Forma as at March
31, 2015 after giving
effect to the
Arrangement (US$)

Description
Current Portion of Long-term Debt	3,290,556
Long-term debt	23,599,880
Shareholders’ Equity
Issued Capital	324,527,369
Equity Reserves	22,368,316
Warrants Reserves	12,375,540
Retained Deficit	(185,271,595)
Accumulated other Comprehensive Loss	(41,096,542)

Total Shareholders’ Equity	132,903,088

Ownership of Amalco Following the Arrangement on a Fully-Diluted Basis

The following table sets out the number of Amalco Shares that existing groups of Crocodile Gold securityholders and securityholders of Newmarket will hold immediately following the Effective Time (assuming that Crocodile Gold Shareholders elect to receive an aggregate of the Maximum Cash amount in the form of Crocodile Gold Cash Consideration).

Securityholder Group	Number of shares held (unadjusted) as of June 1, 2015	Pro Forma number of common shares	Pro Forma number of warrants, options, and debentures	Fully Diluted Pro-Forma	Percentage of shares outstanding (fully diluted) assuming completion of the Arrangement and Financing
Newmarket Shares – Insiders(1)	27,145,144	12,569,029		12,569,029	6.9
Newmarket Shares – Non- insiders (1)	24,445,230	17,749,046		17,749,046	9.7
Newmarket Warrants (2)	23,333,334		4,666,667	4,666,667	2.6
Newmarket Options (2)	2,900,000		580,000	580,000	0.3
Luxor Crocodile Gold Shares (3)	265,831,848	57,845,310		57,878,310	31.7
Crocodile Gold Shares (other than Luxor)(3)	210,430,135	45,815,957		45,815,957	25.2
Convertible Debentures(4)	137,964,000		33,883,958	33,883,958	18.6
Crocodile Gold Warrants (5) (6)	17,307,693		4,250,769	4,250,769	2.3
Crocodile Gold Options (6)	20,030,000		4,919,368	4,919,368	2.7
Total(7)		134,012,342	48,300,763	182,313,105	100.0%

Notes:

(1)	Pro-forma Newmarket Shares include the issuance of 20,000,000 as part of the Financing. Of the total shares issued, Insiders of Newmarket will acquire 7,140,000 Newmarket Shares.
(2)	These holders would be required to contribute an aggregate of $7,727,000 to exercise the Newmarket Options and Newmarket Warrants following the Effective Time.

(3)	Luxor Crocodile Gold Shares and Crocodile Gold Shares (other than Luxor) assume the full pro-ration of Crocodile Gold Cash Consideration of $20,000,000.
(4)

This assumes the conversion of the principal amount of all outstanding debentures being $34,491,000, which would result in an elimination of the corresponding Amalco debt. In such case, of the 18.6% new equity, Luxor would hold 3.2%.

(5)	Crocodile Gold Warrants exclude the 46,575,000 warrants which have a strike price of $2.25 and expire March 2016.
(6)

These holders would be required to contribute an aggregate of $11,673,177 to exercise the Crocodile Gold Options and Crocodile Gold Warrants following the Effective time. In such a case, of the 5.0% new equity, Luxor would hold a further 0.6%.

(7)	Prior to granting the proposed Amalco Options and Share Units pursuant to the New Incentive Plans.

Principal Holders of Amalco Shares

After giving effect to the Arrangement and assuming pro-ration of the Crocodile Gold Cash Consideration, to the knowledge of the directors and officers of Crocodile Gold and Newmarket, no person will own, directly or indirectly, or exercise control or direction over Amalco Shares carrying more than 10% of the votes attached to all of the issued and outstanding Amalco Shares other than Luxor which will hold 57,845,010 Amalco Shares representing approximately 43% of the outstanding Amalco Shares.

Share Capital of Amalco

Following completion of the Arrangement the authorized capital of Amalco will consist of an unlimited number of Amalco Shares and an unlimited number of Preferred Shares issuable in series. Following completion of the Arrangement, based on the number of Newmarket Shares and Crocodile Gold Shares issued and outstanding on May 11, 2015, there are expected to be approximately 134 million Amalco Shares and no Preferred Shares outstanding.

The following is a summary of the material rights and restrictions attached to the Amalco Shares and Preferred Shares as contained in the Plan of Arrangement.

Amalco Shares

The holders of Amalco Shares will be entitled to one vote per Amalco Share at all meetings of Amalco Shareholders except separate meetings of the holders of another class or series of shares of Amalco. The Amalco Shares will be entitled to dividends, if and when declared by the Amalco Board, and to the distribution of the residual assets of Amalco in the event of the liquidation, dissolution or winding-up of Amalco. The Amalco Shares will be subject to the rights attaching to any issued and outstanding Preferred Shares.

Preferred Shares

The Preferred Shares will be issuable in series. The Preferred Shares of each series will rank on a parity with the Preferred Shares of every other series with respect to dividends and return of capital and will be entitled to a preference over the Amalco Shares and any other shares of Amalco ranking junior to the Preferred Shares with respect to priority in the payment of dividends and the distribution of assets in the event of the liquidation, dissolution or winding-up of Amalco. The Board of Directors of Amalco will be empowered to fix the number of shares and the rights to be attached to the Preferred Shares of each series, including the amount of dividends and any conversion, voting and redemption rights. Subject to the Articles of Arrangement and to applicable Law, the Preferred Shares as a class will not be entitled to receive notice of or to attend or vote at meetings of Amalco Shareholders.

Incentive Plans of Amalco

Please see section “Part III— New Incentive Plans” of this Information Circular for a description of the proposed Amalco Option Plan and Amalco Share Unit Plan.

PART V — INFORMATION CONCERNING NEWMARKET

The information concerning Newmarket contained in this Information Circular has been provided by Newmarket. Although Crocodile Gold has no knowledge that would indicate that any of such information is untrue or incomplete, Crocodile Gold does not assume any responsibility for the accuracy or completeness of such information or the failure by Newmarket to disclose events which may have occurred or may affect the completeness or accuracy of such information but which are unknown to Crocodile Gold.

General

Newmarket Gold Inc. was incorporated as 565300 B.C. Ltd. under the Company Act (British Columbia) on May 27, 1998 and changed its name to Raystar Enterprises Ltd. on August 13, 1998. Newmarket transitioned to the BCBCA on May 25, 2004. On October 17, 2007, Newmarket changed its name to Raystar Capital Ltd., and on October 4, 2013 Newmarket announced that it had changed its name to Newmarket Gold Inc.

The head office of Newmarket is located at Suite 3244 – Four Bentall Centre, 1055 Dunsmuir Street, P.O. Box 49282, Vancouver, British Columbia V7X 1L3. The registered and records office of Newmarket is located at Suite 2600 – 1066 West Hastings Street, Vancouver, British Columbia V6E 3X1.

Newmarket is a Canadian gold company focused on creating shareholder value through the acquisition of quality gold production opportunities and outstanding development stage assets in mining friendly, politically stable jurisdictions world-wide. Newmarket was founded by an experienced group of dealmakers, mine developers, financiers and capital markets professionals and is focused on a disciplined approach to asset acquisition and growth.

For further information regarding Newmarket and its business activities, see the Newmarket AIF which is incorporated by reference in this Information Circular.

Documents Incorporated by Reference

Information in respect of Newmarket has been incorporated by reference in this Information Circular from documents filed with the Canadian Securities Administrators. Copies of the documents incorporated herein by reference may be obtained on request without charge from Newmarket by (i) mail (Attention: President and Chief Executive Officer of Newmarket, at Suite 3244, Four Bentall Centre, 1055 Dunsmuir Street, P.O. Box 49282, Vancouver, British Columbia, Canada V7X 1L3, (ii) by email to info@newmarketgoldinc.com, or (iii) by phone at 604-681-6112. In addition, copies of the documents incorporated herein by reference may be obtained through the SEDAR website at www.sedar.com.

The following documents of Newmarket, filed with the Canadian Securities Administrators, are specifically incorporated by reference into and form an integral part of this Information Circular:

(a)	the Newmarket AIF;

(b)

the audited annual consolidated financial statements of Newmarket, as at December 31, 2014 and for the years ended December 31, 2014 and 2013, together with the notes thereto, the auditors’ report thereon and the management’s discussion and analysis in respect thereof;

(c)

the condensed consolidated interim financial statements of Newmarket as at March 31, 2015 and for the three and nine months ended March 31, 2015, together with the notes thereto and the management’s discussion and analysis in respect thereof;

(d)	the material change report dated May 19, 2015 in respect of the Arrangement and the Arrangement Agreement;

(e)	the material change report dated June 1, 2015 in respect of the Financing;

(f)	the Newmarket Annual Circular; and

(g)	the material change report dated June 1, 2015 in respect of the Arrangement Agreement.

Any documents of the type described in Section 11.1 of Form 44-101F1 — Short Form Prospectus filed by Newmarket with the Canadian Securities Administrators subsequent to the date of this Information Circular and prior to the Effective Date will be deemed to be incorporated by reference in this Information Circular.

Any statement contained in a document incorporated or deemed to be incorporated by reference herein will be deemed to be modified or superseded for the purposes of this Information Circular to the extent that a statement contained herein or in any other subsequently filed document which also is, or is deemed to be, incorporated by reference herein modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement will not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this Information Circular.

Dividend History

No dividends on the Newmarket Shares have been paid by Newmarket to date. Newmarket currently plans to retain all future earnings and other cash resources, if any, for the future operation and development of its business. Payment of any future dividends, if any, will be at the discretion of the Newmarket’s Board after taking into account many factors, including Newmarket’s operating results, financial condition and current and anticipated cash needs.

Prior Sales

The following summarizes the issuance of Newmarket Shares, and securities convertible into Newmarket Shares, within the 12 months prior to the date hereof.

Month of Issuance	Security	Price per Security ($)(1	Number of Securities
January 2014	Newmarket Options	0.38	600,000
April 2014	Newmarket Options	0.33	300,000
_______________________________
(1)	Exercise price of the stock options.

Price Range and Trading Volume of Newmarket Shares

The Newmarket Shares are listed and trade on the TSXV under the trading symbol “NGN”. The following table sets forth the price range for and the volume history of the Newmarket Shares as reported by the TSXV for the periods indicated:

		TSXV
	High	Low	Volume
	($)	($)	(millions)
2015
May 1 – May 8(1)	-	-	-
April	0.35	0.29	183,878
March	0.29	0.20	105,100
February	0.25	0.25	21,858
January	0.28	0.21	310,800

2014
December	0.33	0.20	62,070
November	0.30	0.18	40,900
October	0.27	0.25	254,500
September	0.30	0.27	47,000
August	0.34	0.29	90,000
July	0.33	0.32	32,188
June	0.36	0.32	823,657

Note:

(1) On May 8, 2015, the TSXV halted the trading of Newmarket Shares and the Newmarket Shares remain halted as of the date hereof. There were no trades of Newmarket Shares between May 1 – May 8, 2015.

On May 8, 2015, the last trading day on which the Newmarket Shares traded prior to announcement of the Arrangement, the closing price of the Newmarket Shares on the TSXV was $0.30.

Directors and Officers

The following table sets forth the directors and executive officers of Newmarket and the number of Newmarket Shares, Newmarket Options and Newmarket Warrants held directly and indirectly as of the date hereof.

				Number of
	Relationship with	Number of Newmarket	Number of Newmarket	Newmarket
Name of Shareholder	Newmarket Gold	Shares Owned	Options Owned	Warrants Owned
Raymond Threlkeld	Chairman of the	0	300,000	0
	Newmarket Board
Randall Oliphant	Director	6,048,170	300,000	2,000,000
Paulo Santos	Chief Financial Officer	133,333	100,000	133,333
Lukas Lundin	Director	4,668,000	300,000	0
Edward Farrauto	Director	2,063,640	300,000	501,000
Douglas Hurst	Director	1,666,667	300,000	1,666,667
Douglas Forster, President	Chief Executive Officer,	6,282,667(1)	300,000	1,666,667(1)
	Director
Blayne Johnson	Executive Vice President,	6,282,667	300,000	1,666,667
	Director

Note:

(1) 1,666,667 common shares and 1,666,667 warrants are held by Quarry Capital Corp, a private corporation which is controlled by Mr. Forster a director and chief executive officer of Newmarket.

Auditors, Transfer Agent and Registrar

The auditors of Newmarket are PricewaterhouseCoopers LLP, Chartered Accountants, Vancouver, British Columbia and are independent in accordance with the rules of professional conduct of the Institute of Chartered Accountants of British Columbia. Computershare Investor Services Inc. at its offices in Vancouver, British Columbia is the transfer agent and registrar for the Newmarket Shares.

Additional Information

The information contained in this Information Circular is given as of June 2, 2015, except as otherwise indicated. Financial information is provided in Newmarket’s consolidated financial statements and management’s discussion and analysis for its most recently completed financial year.

Copies of Newmarket’s AIF, as well as Newmarket’s consolidated financial statements and management’s discussion and analysis for the year ended December 31, 2014 may be obtained from Newmarket’s website at www.newmarketgoldinc.com or (i) by mail (Attention: President and Chief Executive Officer) without charge to Newmarket’s registered office at Suite 3244 - Four Bentall Centre, 1055 Dunsmuir Street, PO Box 49282 Vancouver, British Columbia V7X 1L3, or (ii) by email to info@newmarketgoldinc.com.

Information contained in or otherwise accessible through Newmarket’s website does not form a part of this Information Circular and is not incorporated by reference into this Information Circular.

Interested persons may also access disclosure documents and any reports, statements or other information that Newmarket files with the Canadian Securities Administrators through the SEDAR website at www.sedar.com.

Directors’ Approval

The Board of Directors of Newmarket has approved the contents and sending of this Information Circular.

BY THE ORDER OF THE NEWMARKET BOARD

“Raymond Threlkeld”
Raymond Threlkeld
Chairman of Newmarket Gold Inc.

June 2, 2015

PART VI — INFORMATION CONCERNING CROCODILE GOLD

The information concerning Crocodile Gold contained in this Information Circular has been provided by Crocodile Gold. Although Newmarket has no knowledge that would indicate that any of such information is untrue or incomplete, Newmarket does not assume any responsibility for the accuracy or completeness of such information or the failure by Crocodile Gold to disclose events which may have occurred or may affect the completeness or accuracy of such information but which are unknown to Newmarket.

General

Crocodile Gold Corp. was incorporated under the OBCA as “Card Lake Resources Limited” as a result of the amalgamation of Card Lake Copper Mines Limited, Matona Resources Limited and Mission Harker Exploration Limited pursuant to Articles of Amalgamation dated October 31, 1986. Crocodile Gold subsequently changed its name to “Franc-Or Resources Corporation” pursuant to Articles of Amendment dated April 18, 1994. On August 25, 1997, Crocodile Gold was continued under the Business Corporations Act (Yukon).

On November 3, 2009, Crocodile Gold completed an acquisition of Crocodile Gold Inc., a private company incorporated as 2115565 Ontario Inc. Immediately prior to this, pursuant to Articles of Amendment filed on November 2, 2009, Crocodile Gold completed a consolidation of its issued and outstanding common shares on the basis of one new common share of Crocodile Gold for every 6.3 then existing common shares and changed its name to “Crocodile Gold Corp.”. On December 7, 2009, the Company was continued under the OBCA.

Crocodile Gold is a Canadian-listed gold mining and exploration company with three operating mines in Australia. The objective of Crocodile Gold is to continue to focus on the safe and profitable operating performance from its three operating mines, the Fosterville Gold Mine and the Stawell Gold Mine in the State of Victoria and the Cosmo Gold Mine in the Northern Territory. Crocodile Gold’s primary goal of sustainable operating performance is achieved through building confidence in its mine plans, continuing with prudent cost management controls and targeted exploration and resource development. Sustainable operating performance from Crocodile Gold’s current assets is a critical step in supporting the future growth toward the Five-Year Strategy of Crocodile Gold.

Crocodile Gold’s head and registered office is located at 100 King Street West, Suite 5600, Toronto, Ontario M5X 1C9.

For further information regarding Crocodile Gold and its business activities, see the Crocodile Gold AIF which is incorporated by reference in this Information Circular.

Documents Incorporated by Reference

Information in respect of Crocodile Gold has been incorporated by reference in this Information Circular from documents filed with the Canadian Securities Administrators. Copies of the documents incorporated herein by reference may be obtained on request without charge by mail at 100 King Street West, Suite 5600, Toronto, Ontario M5X 1C9 and by telephone at 416-847-1847. In addition, copies of the documents incorporated herein by reference may be obtained through the SEDAR website at www.sedar.com.

The following documents of Crocodile Gold, filed with the Canadian Securities Administrators, are specifically incorporated by reference into and form an integral part of this Information Circular:

(a)	the Crocodile Gold AIF;

(b)

the audited annual consolidated financial statements of Crocodile Gold, as at and for the years ended December 31, 2014 and 2013, together with the notes thereto, the auditors’ report thereon and the management’s discussion and analysis in respect thereof;

(c)

the condensed interim consolidated financial statements of Crocodile Gold as at and for the three months ended March 31, 2015 and 2014, together with the notes thereto and the management’s discussion and analysis in respect thereof;

(d)	the Crocodile Gold Annual Circular; and

(e)	the material change report dated May 15, 2015 in respect of the Arrangement Agreement.

Any documents of the type described in Section 11.1 of Form 44-101F1 — Short Form Prospectus filed by Crocodile Gold with the Canadian Securities Administrators subsequent to the date of this Information Circular and prior to the Effective Date will be deemed to be incorporated by reference in this Information Circular.

Any statement contained in a document incorporated or deemed to be incorporated by reference herein will be deemed to be modified or superseded for the purposes of this Information Circular to the extent that a statement contained herein or in any other subsequently filed document which also is, or is deemed to be, incorporated by reference herein modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement will not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this Information Circular.

Dividend History

Crocodile Gold has not paid dividends since the date of its incorporation. There are no restrictions on the ability of Crocodile Gold to declare and pay dividends on the Crocodile Gold Shares. Payment of dividends in the future will be made at the discretion of the Crocodile Gold Board based on Crocodile Gold’s financial position and other factors at the relevant time.

Prior Sales

The following summarizes the issuance of Crocodile Gold Shares, and securities convertible into Crocodile Gold Shares, within the 12 months prior to the date hereof.

			Issue Price (per
Date Issued	Type of Securities	Number Issued	security)
May 15, 2015	Common Shares	36,000	$0.25(1)
April 23, 2015	Common Shares	205,000	$0.13(2)
January 23, 2015	Common Shares	205,000	$0.13 (2)
December 23, 2014	Options	6,595,000	$0.07(3)

___________________
Notes:

(1)

Crocodile Gold Shares were issued as a result of the conversion of Convertible Debentures at the election of a Convertible Debenture holder with a principal amount of $9,000 at a conversion price of $0.25.

(2)	Aggregate value of issued Crocodile Gold Shares was $26,650.
(3)	Estimated fair value of the Crocodile Gold Options at the grant date was US$408,289. The Crocodile Gold Options have a weighted average exercise price of $0.13 and an expiry date of December 23, 2019.

Price Range and Trading Volume of Crocodile Gold Shares

The Crocodile Gold Shares are listed and trade on the TSX under the trading symbol “CRK”. The following table sets forth the price range for and the volume history of the Crocodile Gold Shares as reported by the TSX for the periods indicated:

		TSXV
	High	Low	Volume
	($)	($)	(millions)

2015
June 1	0.325	0.31	823,334
May	0.355	0.255	14,922,177
April	0.275	0.230	6,340,749
March	0.240	0.185	6,850,626
February	0.235	0.205	5,076,233
January	0.235	0.135	30,707,802

2014
December	0.165	0.125	8,077,901
November	0.165	0.125	7,920,540
October	0.220	0.140	7,536,800
September	0.240	0.180	5,649,159
August	0.265	0.230	5,051,424
July	0.290	0.215	14,102,884
June	0.275	0.205	8,617,094

On May 8, 2015, the last trading day on which the Crocodile Gold Shares traded prior to announcement of the Arrangement, the closing price of the Crocodile Gold Shares on the TSX was $0.27. On June 1, 2015, the closing price of the Crocodile Gold Shares on the TSX was $0.32.

To the knowledge of Crocodile Gold, after reasonable enquiry, the following table indicates, as at June 2, 2015, the number of securities of Crocodile Gold beneficially owned, directly or indirectly, or over which control or direction is exercised, by each director and officer of Crocodile Gold and their respective associates and affiliates.

Directors and Officers

The following table sets forth the directors and executive officers of Crocodile Gold and the number of Crocodile Gold Shares, Crocodile Gold Options and Crocodile Gold Warrants held as of the date hereof.

				Number of	Number of
		Number of	Number of	Crocodile Gold	Crocodile Gold
	Relationship with	Crocodile Gold	Crocodile Gold	Warrants	Debentures
Name of Shareholder	Crocodile Gold	Shares Owned	Options Owned	Owned	Owned
Rodney Lamond	Chief Executive	912,500	6,000,000	--	--
	Officer, Director

Robert Getz	Chairman, Director	355,000	2,055,000	--	$15,000

Kevin Conboy	Director	85,000	1,810,000	--	--

George Faught	Director	135,000	2,210,000	--	--

Peter Tagliamonte	Director	175,000	2,560,000	--	--

Robert Dufour	Chief Financial Officer	70,000	2,500,000	--	--

The Crocodile Gold Special Committee, comprised of Robert Getz, Kevin Conboy, and George Faught, formally constituted by the Crocodile Board on March 11, 2015. The Crocodile Gold Special Committee’s mandate is to assist the Crocodile Board in overseeing and assessing potential strategic investment, transactions and capital fundraising and advising the Crocodile Board regarding various fundraising activities and credible inbound strategic transaction offers, including the Arrangement. Total fees and expenses in connection with the discharge of the mandate of the Crocodile Gold Special Committee since its inception are US$280,000. Such fees and expenses are independent of whether the Arrangement proceeds or not.

Auditors, Transfer Agent and Registrar

McGovern, Hurley, Cunningham, LLP, Chartered Accountants, Toronto, Ontario is the auditor of Crocodile Gold and is independent in accordance with the Rules of Professional Conduct of the Institute of Chartered Accountants of Ontario.

Equity Financial Trust Company at its principal offices in Toronto, Ontario is the transfer agent and registrar for the Crocodile Gold Shares.

Additional Information

The information contained in this Information Circular is given as of June 2, 2015, except as otherwise indicated. Financial information is provided in Crocodile Gold’s audited consolidated financial statements and management’s discussion and analysis for its most recently completed financial year.

Copies of the Crocodile Gold AIF, as well as Crocodile Gold’s audited consolidated financial statements and management’s discussion and analysis for the year ended December 31, 2014 may be obtained from Crocodile Gold’s website at www.crocgold.com or by mail upon request without charge at 100 King Street West, Suite 5600, Toronto, Ontario M5X 1C9 or by email to info@crocgold.com.

Information contained in or otherwise accessible through Crocodile Gold’s website does not form a part of this Information Circular and is not incorporated by reference into this Information Circular.

Interested persons may also access disclosure documents and any reports, statements or other information that Crocodile Gold files with the Canadian Securities Administrators through the SEDAR website at www.sedar.com.

Directors’ Approval

The Board of Directors of Crocodile Gold has approved the contents and sending of this Information Circular.

BY THE ORDER OF THE CROCODILE GOLD BOARD

“Robert Getz”
Robert Getz
Chairman of Crocodile Gold Corp.

June 2, 2015

PART VII — GENERAL PROXY MATTERS — NEWMARKET

Solicitation of Proxies

This Information Circular is furnished in connection with the solicitation of proxies by management of Newmarket to be used at the Newmarket Meeting. Solicitations of proxies will be primarily by mail, but may also be by newspaper publication, in person or by telephone, facsimile or oral communication by directors, officers, employees or agents of Newmarket who will be specifically remunerated therefor.

All costs of the solicitation for the Newmarket Meeting will be borne by Newmarket.

The information set forth below generally applies to registered holders of Newmarket Shares. See “Newmarket Shareholders — Questions and Answers” accompanying this Information Circular. If you are a beneficial holder of Newmarket Shares (i.e., your Newmarket Shares are held through a broker, financial institution or other Intermediary), please see “Joint Management Information Circular — Information for Beneficial Shareholders” at the front of this Information Circular.

Appointment and Revocation of Proxies

Accompanying this Information Circular are Forms of Proxy for Newmarket Shareholders. The Persons named in the enclosed Forms of Proxy are directors and/or officers of Newmarket. A Newmarket Shareholder desiring to appoint a Person (who need not be a Newmarket Shareholder) to represent such Newmarket Shareholder at the Newmarket Meeting other than the Persons designated in the accompanying Form of Proxy may do so either by inserting such Person’s name in the blank space provided in the Form of Proxy or by completing another Form of Proxy and, in either case, sending or delivering the completed proxy to the offices of Computershare Investor Services Inc., Attention: Proxy Department. The Form of Proxy must be received by Computershare Investor Services Inc. not later than 8:00 a.m. (Vancouver time) on July 2, 2015 or 48 hours (excluding Saturdays, Sundays and holidays) prior to the time of any adjournment of the Newmarket Meeting. Failure to so deposit a Form of Proxy will result in its invalidation. Notwithstanding the foregoing, the Chairman of the Newmarket Meeting has the discretion to accept proxies received after such deadline.

A Newmarket Shareholder who has given a Form of Proxy may revoke it as to any matter on which a vote has not already been cast pursuant to its authority by an instrument in writing executed by such Newmarket Shareholder or by his, her, or its attorney duly authorized in writing or, if the Newmarket Shareholder is a corporation, by an officer or attorney thereof duly authorized, and deposited either at the above mentioned office of Computershare Investor Services Inc., not later than 8:00 a.m. (Vancouver time) on July 2, 2015 or 48 hours (excluding Saturdays, Sundays and holidays) prior to the time of any adjournment of the Newmarket Meeting or with the Chairman of the Newmarket Meeting on the day of the Newmarket Meeting or any adjournment thereof.

Record Date

The Record Date for determination of Newmarket Shareholders entitled to receive notice of and to vote at the Newmarket Meeting is June 1, 2015. Only Registered Holders of Newmarket Shares whose names have been entered in the applicable register of Newmarket Shareholders on the close of business on the Record Date will be entitled to receive notice of and to vote at the Newmarket Meeting.

Signature of Proxy

The accompanying Form of Proxy must be executed by the Newmarket Shareholder or his, her or its attorney authorized in writing, or if the Newmarket Shareholder is a corporation, the Form of Proxy should be signed in its corporate name under its corporate seal by an authorized officer whose title should be indicated. A proxy signed by a Person acting as attorney or in some other representative capacity should reflect such Person’s capacity following his or her signature and should be accompanied by the appropriate instrument evidencing qualification and authority to act (unless such instrument has been previously filed with Newmarket).

Voting of Proxies

The Persons named in the accompanying Form of Proxy will vote the Newmarket Shares in respect of which they are appointed in accordance with the direction of the Newmarket Shareholder appointing them. In the absence of such direction, the Newmarket Shares will be voted FOR the approval of the Newmarket Arrangement Resolution, the Continuance Resolution and the New Incentive Plans Resolution, as described in this Information Circular.

Exercise of Discretion of Proxy

The proxyholder has discretion under the accompanying Form of Proxy to consider matters to come before the Newmarket Meeting. At the date of this Information Circular, management of Newmarket knows of no amendments, variations or other matters to come before the Newmarket Meeting other than the matters referred to in the Notice of Special Meeting. Newmarket Shareholders who are planning on returning the accompanying Form of Proxy are encouraged to review the Information Circular carefully before submitting the proxy form.

Voting by Internet and Telephone

Newmarket Shareholders may use the internet at www.investorvote.com and the telephone at 1-866-732-8683 (a toll-free number) or 312-588-4290 (direct dial outside North America) to transmit their voting instructions. Newmarket Shareholders should have the Form of Proxy in hand when they access the website or dial the toll-free number noted above. Newmarket Shareholders will be prompted to enter their Control Number, Holder Account Number and Access Number which are located on the Form of Proxy. If Newmarket Shareholders vote by internet or by telephone, their vote must be received not later than 8:00 a.m. (Vancouver time) on July 2, 2015 or 48 hours (excluding Saturdays, Sundays and holidays) prior to the time of any adjournment of the Newmarket Meeting. The website may be used to appoint a proxyholder to attend and vote on a Newmarket Shareholder’s behalf at the Newmarket Meeting and to convey a Newmarket Shareholder’s voting instructions. Please note that if a Newmarket Shareholder appoints a proxyholder and submits his, her, or its voting instructions and subsequently wishes to change their appointment, a Newmarket Shareholder may resubmit his, her, or its proxy, prior to the deadline noted above. The toll-free telephone number can only be used to convey a Newmarket Shareholder’s voting instructions and cannot be used to appoint a proxyholder to attend at and vote on the Newmarket Shareholder’s behalf at the Newmarket Meeting or any adjournment thereof. When resubmitting a proxy, the most recently submitted proxy will be recognized as the only valid one, and all previous proxies submitted will be disregarded and considered as revoked, provided that the last proxy is submitted by the deadline noted above.

Voting Securities and Principal Holders Thereof

Newmarket is authorized to issue an unlimited number of Newmarket Shares. As at June 1, 2015, there were 51,590,374 Newmarket Shares issued and outstanding, each entitled to one vote per Newmarket Share at the Newmarket Meeting or any adjournment thereof. To the knowledge of the directors and officers of Newmarket, as at June 1, 2015, no Person beneficially owns, directly or indirectly, or exercises control or direction over, Newmarket Shares which in the aggregate entitle the holder thereof to cast more than 10% of the votes which may be cast at the Newmarket Meeting except as follows. Douglas Forster exercises control or direction over 6,282,667 Newmarket Shares, representing 12.2% of the total issued and outstanding Newmarket Shares, as at June 1, 2015. Blayne Johnson exercises control or direction over 6,282,667 Newmarket Shares, representing 12.2% of the total issued and outstanding Newmarket Shares, as at June 1, 2015. Randall Oliphant exercises control or direction over 6,048,170 Newmarket Shares, representing 11.7% of the total issued and outstanding Newmarket Shares, as at June 1, 2015.

Indebtedness of Directors and Executive Officers of Newmarket

Newmarket is not aware of any individuals who are, or who at any time during the most recently completed financial year were, a director or executive officer of Newmarket, a proposed nominee for election as a director of Newmarket, or an associate of any of those directors, executive officers or proposed nominees, who are, or have been at any time since the beginning of the most recently completed financial year of Newmarket, indebted to Newmarket or any of its Subsidiaries or whose indebtedness to another entity is, or at any time since the beginning of the most recently completed financial year of Newmarket has been, the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by Newmarket or any of its Subsidiaries.

Interest of Informed Persons in Material Transactions

Other than as disclosed elsewhere in this Information Circular (including the documents incorporated by reference herein and the appendices hereto), Newmarket is not aware of any material interest, direct or indirect, of any informed person of Newmarket, or any associate or affiliate of any informed person, in any transaction since the commencement of Newmarket’s most recently completed financial year, or in any proposed transaction, that has materially affected or would materially affect Newmarket or any of its Subsidiaries.

For the purposes of this Information Circular an “informed person” means a director or executive officer of Newmarket, a director or executive officer of a Person that is itself an “informed person” or Subsidiary of Newmarket and any Person who beneficially owns, directly or indirectly, voting securities of Newmarket or who exercises control or direction over voting securities of Newmarket or a combination of both carrying more than 10% of the voting rights attached to all issued and outstanding voting securities of Newmarket.

Statement of Rights

Canadian Securities Laws provide Newmarket Shareholders with, in addition to any other rights they may have at law, rights of action for damages if there is a misrepresentation in a circular or notice that is required to be delivered to Newmarket Shareholders; however, such rights must be exercised within the prescribed time limits. Newmarket Shareholders should refer to the applicable provisions of the securities legislation of their province or territory for particulars of those rights and/or consult with their legal counsel.

Procedure and Votes Required

Newmarket Arrangement Resolution, Continuance Resolution and New Incentive Plans Resolution

The Interim Order provides that each holder of Newmarket Shares at the close of business on the Record Date will be entitled to receive notice of, to attend and to vote at the Newmarket Meeting.

Pursuant to the Interim Order:

(a)	each Newmarket Share entitled to vote at the Newmarket Meeting will entitle the holder thereof to one vote at the Newmarket Meeting in respect of the Continuance Resolution, the Newmarket Arrangement Resolution, and the New Incentive Plans Resolution;

(b)	the number of votes required to pass: (i) the Newmarket Arrangement Resolution will be not less than 66⅔% of the votes cast by Newmarket Shareholders, either in person or by proxy, voting at the Newmarket Meeting, (ii) the Continuance Resolution will be not less than 66⅔% of the votes cast by Newmarket Shareholders, either in person or by proxy, voting at the Newmarket Meeting, and (iii) the New Incentive Plans Resolution will be not less than 50% of the votes cast by Newmarket Shareholders, either in person or by proxy, voting at the Newmarket Meeting; and

(c)	The amendment provisions of the Amalco Option Plan provide the Amalco Board with the power, subject to the requisite regulatory approval, to make the following amendments to the provisions of the Amalco Option Plan and any Amalco Option commitment without Amalco Shareholder approval (without limitation):

Notwithstanding the foregoing, the Newmarket Arrangement Resolution authorizes the Newmarket Board, without further notice to or approval of the Newmarket Shareholders, subject to the terms of the Plan of Arrangement and the Arrangement Agreement, to amend the Plan of Arrangement or the Arrangement Agreement or to decide not to proceed with the Arrangement at any time prior to the Arrangement becoming effective pursuant to the provisions of the OBCA.

See Appendix “A” attached to this Information Circular for the full text of the Newmarket Arrangement Resolution.

See Appendix “B” attached to this Information Circular for the full text of the Continuance Resolution.

See Appendix “C” attached to this Information Circular for the full text of the New Incentive Plans Resolution.

PART VIII — GENERAL PROXY MATTERS — CROCODILE GOLD

Solicitation of Proxies

This Information Circular is furnished in connection with the solicitation of proxies by management of Crocodile Gold to be used at the Crocodile Gold Meeting. Solicitations of proxies will be primarily by mail, but may also be by newspaper publication, in person or by telephone, facsimile or oral communication by directors, officers, employees or agents of Crocodile Gold who will be specifically remunerated therefor.

All costs of the solicitation for the Crocodile Gold Meeting will be borne by Crocodile Gold.

The information set forth below generally applies to registered holders of Crocodile Gold Shares. See “Crocodile Gold Shareholders — Questions and Answers” accompanying this Information Circular. If you are a beneficial holder of Crocodile Gold Shares (i.e., your Crocodile Gold Shares are held through a broker, financial institution or other Intermediary), please see “Joint Management Information Circular — Information for Beneficial Shareholders” at the front of this Information Circular.

Appointment and Revocation of Proxies

Accompanying this Information Circular is a Form of Proxy for Crocodile Gold Shareholders. The Persons named in the enclosed Form of Proxy are directors and/or officers of Crocodile Gold. A Crocodile Gold Shareholder desiring to appoint a Person (who need not be a Crocodile Gold Shareholder) to represent such Crocodile Gold Shareholder at the Crocodile Gold Meeting other than the Persons designated in the accompanying Form of Proxy may do so either by inserting such Person’s name in the blank space provided in the Form of Proxy or by completing another Form of Proxy and, in either case, sending or delivering the completed proxy to the offices of Equity Financial Trust Company, Attention: Proxy Department. The Form of Proxy must be received by Equity Financial Trust Company not later than 10:00 a.m. (Toronto time) on July 2, 2015 or 48 hours (excluding Saturdays, Sundays and holidays) prior to the time of any adjournment of the Crocodile Gold Meeting. Failure to so deposit a Form of Proxy will result in its invalidation.

Notwithstanding the foregoing, the Chairman of the Crocodile Gold Meeting has the discretion to accept proxies received after such deadline.

A Crocodile Gold Shareholder who has given a Form of Proxy may revoke it as to any matter on which a vote has not already been cast pursuant to its authority by an instrument in writing executed by such Crocodile Gold Shareholder or by his, her or its attorney duly authorized in writing or, if the Crocodile Gold Shareholder is a corporation, by an officer or attorney thereof duly authorized, and deposited either at the above mentioned office of Equity Financial Trust Company not later than 10:00 a.m. (Toronto time) on July 2, 2015 or 48 hours (excluding Saturdays, Sundays and holidays) prior to the time of any adjournment of the Crocodile Gold Meeting or with the Chairman of the Crocodile Gold Meeting on the day of the Crocodile Gold Meeting or any adjournment thereof.

Record Date

The Record Date for determination of Crocodile Gold Shareholders entitled to receive notice of and to vote at the Crocodile Gold Meeting is June 1, 2015. Only Registered Holders of Crocodile Gold Shares whose names have been entered in the register of Crocodile Gold Shares on the close of business on the Record Date will be entitled to receive notice of and to vote at the Crocodile Gold Meeting.

Signature of Proxy

The accompanying Form of Proxy must be executed by the Crocodile Gold Shareholder or his, her, or its attorney authorized in writing, or if the Crocodile Gold Shareholder is a corporation, the Form of Proxy should be signed in its corporate name under its corporate seal by an authorized officer whose title should be indicated. A proxy signed by a Person acting as attorney or in some other representative capacity should reflect such Person’s capacity following his or her signature and should be accompanied by the appropriate instrument evidencing qualification and authority to act (unless such instrument has been previously filed with Crocodile Gold).

Voting of Proxies

The Persons named in the accompanying Form of Proxy will vote the Crocodile Gold Shares in respect of which they are appointed in accordance with the direction of the Crocodile Gold Shareholder appointing them. In the absence of such direction, the Crocodile Gold Shares will be voted FOR the approval of the Crocodile Gold Arrangement Resolution and the New Incentive Plans Resolution, as described in this Information Circular.

Exercise of Discretion of Proxy

The proxyholder has discretion under the accompanying Form of Proxy to consider matters to come before the Crocodile Gold Meeting. At the date of this Information Circular, management of Crocodile Gold knows of no amendments, variations or other matters to come before the Crocodile Gold Meeting other than the matters referred to in the Notice of Special Meeting. Crocodile Gold Shareholders who are planning on returning the accompanying Form of Proxy are encouraged to review the Information Circular carefully before submitting the proxy form.

Voting by Internet

Crocodile Gold Shareholders may use the internet at www.voteproxyonline.com to transmit their voting instructions and for electronic delivery of information. If Crocodile Gold Shareholders vote by internet, their vote must be received not later than 10:00 a.m. (Toronto time) on July 2, 2015 or 48 hours (excluding Saturdays, Sundays and holidays) prior to the time of any adjournment of the Crocodile Gold Meeting. The website may be used to appoint a proxyholder to attend and vote on a Crocodile Gold Shareholder’s behalf at the Crocodile Gold Meeting and to convey a Crocodile Gold Shareholder’s voting instructions. Please note that if a Crocodile Gold Shareholder appoints a proxyholder and submits his, her, or its voting instructions and subsequently wishes to change his, her, or its appointment, a Crocodile Gold Shareholder may resubmit his, her, or its proxy, prior to the deadline noted above. When resubmitting a proxy, the most recently submitted proxy will be recognized as the only valid one, and all previous proxies submitted will be disregarded and considered as revoked, provided that the last proxy is submitted by the deadline noted above.

Voting Securities and Principal Holders Thereof

Crocodile Gold is authorized to issue an unlimited number of Crocodile Gold Shares and an unlimited number of Class A preferred shares. As at June 1, 2015, there were 476,261,983 Crocodile Gold Shares issued and outstanding, each entitled to one vote per Crocodile Share at the Crocodile Gold Meeting, and there were no Class A preferred shares issued and outstanding. To the knowledge of the directors and officers of Crocodile Gold, as at June 1, 2015, no Person beneficially owns, directly or indirectly, or exercises control or direction over, Crocodile Gold Shares in aggregate entitled to more than 10% of the votes which may be cast at the Crocodile Gold Meeting except as follows. Luxor and its affiliates exercise control or direction over 265,831,848 Crocodile Gold Shares, representing approximately 52.6% of the total issued and outstanding Crocodile Gold Shares, as at June 1, 2015.

Indebtedness of Directors and Executive Officers of Crocodile Gold

Crocodile Gold is not aware of any individuals who are, or who at any time during the most recently completed financial year were, a director or executive officer of Crocodile Gold, a proposed nominee for election as a director of Crocodile Gold, or an associate of any of those directors, executive officers or proposed nominees, who are, or have been at any time since the beginning of the most recently completed financial year of Crocodile Gold, indebted to Crocodile Gold or whose indebtedness to another entity is, or at any time since the beginning of the most recently completed financial year of Crocodile Gold has been, the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by Crocodile Gold.

Interest of Informed Persons in Material Transactions

Other than as disclosed elsewhere in this Information Circular (including the documents incorporated by reference herein and the Appendices hereto), Crocodile Gold is not aware of any material interest, direct or indirect, of any informed person of Crocodile Gold, any nominee director of Crocodile Gold, or any associate or affiliate of any informed person or nominee director, in any transaction since the commencement of Crocodile Gold’s most recently completed financial year, or in any proposed transaction, that has materially affected or would materially affect Crocodile Gold or any of its Subsidiaries.

For the purposes of this Information Circular an “informed person” means a director or executive officer of Crocodile Gold, a director or executive officer of a Person that is itself an “informed person” or Subsidiary of Crocodile Gold and any Person who beneficially owns, directly or indirectly, voting securities of Crocodile Gold or who exercises control or direction over voting securities of Crocodile Gold or a combination of both carrying more than 10% of the voting rights attached to all issued and outstanding voting securities of Crocodile Gold.

Statement of Rights

Canadian Securities Laws provide Crocodile Gold Shareholders with, in addition to any other rights they may have at Law, rights of action for damages if there is a misrepresentation in a circular or notice that is required to be delivered to Crocodile Gold Shareholders; however, such rights must be exercised within the prescribed time limits. Crocodile Gold Shareholders should refer to the applicable provisions of the securities legislation of their province or territory for particulars of those rights and/or consult their legal counsel.

Procedure and Votes Required

Crocodile Gold Arrangement Resolution and New Incentive Plans Resolution

The Interim Order provides that each Crocodile Gold Shareholder at the close of business on the Record Date will be entitled to receive notice of, to attend and to vote at the Crocodile Gold Meeting.

Pursuant to the Interim Order:

(a)

each Crocodile Gold Share entitled to vote at the Crocodile Gold Meeting will entitle the holder thereof to one vote at the Crocodile Gold Meeting in respect of the Crocodile Gold Arrangement Resolution and the New Incentive Plans Resolution;

(b)

The number of votes required to pass: (i) the Crocodile Gold Arrangement Resolution will be not less than 66⅔% of the votes cast by Crocodile Gold Shareholders, either in person or by proxy, voting at the  3 Crocodile Gold Meeting, and (ii) the New Incentive Plans Resolution will be not less than 50% of the votes cast by Crocodile Gold Shareholders, either in person or by proxy, voting at the Crocodile Gold Meeting; and

(c)

the quorum at the Crocodile Gold Meeting will be two Persons present in person representing a minimum of 25% of the aggregate number of issued and outstanding Crocodile Gold Shares, each being a Crocodile Gold Shareholder entitled to vote thereat or a duly appointed proxyholder or representative for a Crocodile Gold Shareholder so entitled. If a quorum is present at the opening of the Crocodile Gold Meeting, the Crocodile Gold Shareholders present or represented may proceed with the business of the Crocodile Gold Meeting notwithstanding that a quorum is not present throughout the Crocodile Gold Meeting. If a quorum is not present at the opening of the Crocodile Gold Meeting, the Crocodile Gold Shareholders present or represented may adjourn the Crocodile Gold Meeting to a fixed time and place but may not transact any other business.

Notwithstanding the foregoing, the Crocodile Gold Arrangement Resolution authorizes the Crocodile Gold Board, without further notice to or approval of the Crocodile Gold Shareholders, subject to the terms of the Plan of Arrangement and the Arrangement Agreement, to amend the Plan of Arrangement or the Arrangement Agreement, or both, or to decide not to proceed with the Arrangement at any time prior to the Arrangement becoming effective pursuant to the provisions of the OBCA.

See Appendix “A” attached to this Information Circular for the full text of the Crocodile Gold Arrangement Resolution.

See Appendix “C” attached to this Information Circular for the full text of the New Incentive Plans Resolution.

APPENDIX A
ARRANGEMENT RESOLUTIONS

For Newmarket Shareholders:

BE IT RESOLVED, AS A SPECIAL RESOLUTION, THAT:

(1) The arrangement (the “Arrangement”) under section 182 of the Business Corporations Act (Ontario) (the “OBCA”) involving Newmarket (the “Company”), as more particularly described and set forth in the join management information circular (the “Circular”) of Newmarket accompanying the notice of this meeting, as the Arrangement may be modified or amended in accordance with its terms, is hereby authorized, approved and adopted.

(2) The plan of arrangement (the “Plan of Arrangement”) involving the Company, the full text of which is set out as Schedule “A” to the Arrangement Agreement made as of May 11, 2015 between Crocodile Gold and Newmarket (the “Arrangement Agreement”), as the Plan of Arrangement may be modified or amended in accordance with its terms, is hereby authorized, approved and adopted.

(3) The Arrangement Agreement, the actions of the directors of the Company in approving the Arrangement Agreement and the actions of the directors and officers of the Company in executing and delivering the Arrangement Agreement and any amendments thereto in accordance with its terms are hereby ratified and approved.

(4) The private placement of subscription receipts by the Company for gross proceeds of $25,000,000 and participation by insiders of the Company therein as described in the Circular is hereby ratified, authorized and approved.

(5) Notwithstanding that this resolution has been passed (and the Plan of Arrangement adopted) by the shareholders of the Company or that the Arrangement has been approved by the Ontario Superior Court of Justice (Commercial List), the directors of the Company are hereby authorized and empowered without further notice to or approval of the shareholders of the Company (i) to amend the Arrangement Agreement or the Plan of Arrangement, to the extent permitted by the Arrangement Agreement or the Plan of Arrangement, and (ii) subject to the terms of the Arrangement Agreement, not to proceed with the Arrangement.

(6) Any one director or officer of the Company be and is hereby authorized and directed for and on behalf of the Company to execute, under the corporate seal of the Company or otherwise, and to deliver to the Director under the OBCA for filing articles of arrangement and such other documents as are necessary or desirable to give effect to the Arrangement and the Plan of Arrangement in accordance with the Arrangement Agreement.

(7) Any one director or officer of the Company be and is hereby authorized and directed for and on behalf of the Company to execute or cause to be executed, under the corporate seal of the Company or otherwise, and to deliver or cause to be delivered, all such other documents and instruments and to perform or cause to be performed all such other acts and things as in such person’s opinion may be necessary or desirable to give full effect to the foregoing resolutions and the matters authorized thereby, such determination to be conclusively evidenced by the execution and delivery of such document, agreement or instrument or the doing of any such act or thing.

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For Crocodile Gold Shareholders:

BE IT RESOLVED, AS A SPECIAL RESOLUTION, THAT:

(1) The arrangement (the “Arrangement”) under section 182 of the Business Corporations Act (Ontario) (the “OBCA”) involving Crocodile Gold (the “Company”), as more particularly described and set forth in the joint management information circular (the “Circular”) of the Company accompanying the notice of this meeting, as the Arrangement may be modified or amended in accordance with its terms, is hereby authorized, approved and adopted.

(2) The plan of arrangement (the “Plan of Arrangement”) involving the Company, the full text of which is set out as Schedule “A” to the Arrangement Agreement made as of May 11, 2015 between Crocodile Gold and Newmarket (the “Arrangement Agreement”), as the Plan of Arrangement may be modified or amended in accordance with its terms, is hereby authorized, approved and adopted.

(3) The Arrangement Agreement, the actions of the directors of the Company in approving the Arrangement Agreement and the actions of the directors and officers of the Company in executing and delivering the Arrangement Agreement and any amendments thereto in accordance with its terms are hereby ratified and approved.

(4) Notwithstanding that this resolution has been passed (and the Plan of Arrangement adopted) by the shareholders of the Company or that the Arrangement has been approved by the Ontario Superior Court of Justice (Commercial List), the directors of the Company are hereby authorized and empowered without further notice to or approval of the shareholders of the Company (i) to amend the Arrangement Agreement or the Plan of Arrangement, to the extent permitted by the Arrangement Agreement or the Plan of Arrangement, and (ii) subject to the terms of the Arrangement Agreement, not to proceed with the Arrangement.

(5) Any one director or officer of the Company be and is hereby authorized and directed for and on behalf of the Company to execute, under the corporate seal of the Company or otherwise, and to deliver to the Director under the OBCA for filing articles of arrangement and such other documents as are necessary or desirable to give effect to the Arrangement and the Plan of Arrangement in accordance with the Arrangement Agreement.

(6) Any one director or officer of the Company be and is hereby authorized and directed for and on behalf of the Company to execute or cause to be executed, under the corporate seal of the Company or otherwise, and to deliver or cause to be delivered, all such other documents and instruments and to perform or cause to be performed all such other acts and things as in such person’s opinion may be necessary or desirable to give full effect to the foregoing resolutions and the matters authorized thereby, such determination to be conclusively evidenced by the execution and delivery of such document, agreement or instrument or the doing of any such act or thing.

A-2

APPENDIX B
CONTINUANCE RESOLUTION

BE IT RESOLVED, AS A SPECIAL RESOLUTION, THAT:

(1) The continuance of Newmarket, a corporation existing under the laws of the Province of British Columbia, to the Province of Ontario, all as more particularly described and set forth in the management information circular (the “Circular”) of Newmarket accompanying the notice of this meeting, is hereby authorized, approved and adopted and Newmarket is hereby authorized to apply to British Columbia Registrar of Companies for authorization to be continued as if it had been constituted under the Business Corporations Act (Ontario) (the “OBCA”), and to continue its existence under the OBCA (the “Continuance”).

(2) The form of articles of continuance, the full text of which is attached as Schedule “A” to Appendix B to the Circular is hereby approved, and following receipt of authorization to continue pursuant to the Business Corporations Act (British Columbia), Newmarket is hereby authorized to file the articles of continuance with the Director together with any notices and other documents prescribed by the OBCA necessary to continue Newmarket as if it had been incorporated under the laws of Ontario.

(3) Subject to the Continuance becoming effective, and without affecting the validity of any act of Newmarket under its existing by-laws (the “Existing By-Laws”), the Existing By-Laws are hereby repealed and replaced with the new By-Law No. 1 of Newmarket, the full text of which is available under Newmarket’s profile on www.sedar.com and incorporated by reference into the Circular (the “New By-Laws”), together with such changes or amendments thereto as any director or officer of Newmarket determines appropriate, the conclusive evidence of such determination being the execution of the New By-Laws by a director or officer of Newmarket.

(4) Notwithstanding that this resolution has been passed (and the Continuance adopted) by the shareholders of Newmarket, the directors of Newmarket are hereby authorized and empowered without further notice to or approval of the shareholders of Newmarket (i) to amend the articles of continuance to the extent permitted by law, and (ii) not to proceed with the Continuance.

(5) Any one director or officer of the Company be and is hereby authorized and directed for and on behalf of the Company to execute or cause to be executed, under the corporate seal of the Company or otherwise, and to deliver or cause to be delivered, all such other documents and instruments and to perform or cause to be performed all such other acts and things as in such person’s opinion may be necessary or desirable to give full effect to the foregoing resolutions and the matters authorized thereby, such determination to be conclusively evidenced by the execution and delivery of such document, agreement or instrument or the doing of any such act or thing.

B-1

SCHEDULE A

B-2

For Ministry Use Only
À l'usage exclusif du ministère

Ontario Corporation Number
Numéro de la société en Ontario

Form 6
*Business Corporations Act*

Formule 6
*Loi sur les sociétés par actions*

# ARTICLES OF CONTINUANCE
# STATUTS DE MAINTIEN

1. The name of the corporation is: (Set out in BLOCK CAPITAL LETTERS)
Dénomination sociale de la société : (Écrire en LETTRES MAJUSCULES SEULEMENT) :

NEWMARKET GOLD INC.

2. The corporation is to be continued under the name (if different from 1 ):
Nouvelle dénomination sociale de la société (si elle différente de celle inscrite ci-dessus) :

3. Name of jurisdiction the corporation is leaving: / Nom du territoire (province ou territoire, État ou pays) que quitte la société :

British Columbia
Name of jurisdiction / Nom du territoire

4. Date of incorporation/amalgamation: / Date de la constitution ou de la fusion :

1998 May 27
Year, Month, Day / année, mois, jour

5. The address of the registered office is: / Adresse du siège social en :

40 King Street West, Suite 2100, Scotia Plaza
Street & Number or R.R. Number & if Multi-Office Building give Room No.
Rue et numéro ou numéro de la R.R. et, s'il s'agit d'un édifice à bureaux, numéro du bureau

Toronto
Name of Municipality or Post Office / Nom de la municipalité ou du bureau de poste

ONTARIO M5H 3C2
Postal Code/Code postal

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Page 1 of/de 7

6. Number of directors is/are: Nombre d'administrateurs :

| Fixed number / Nombre fixe | OR minimum and maximum / OU minimum et maximum | |
|---|---|---|
| 3 | 10 | |

7. The director(s) is/are: / Administrateur(s) :

| First name, middle names and surname / Prénom, autres prénoms et nom de famille | Address for service, giving Street & No. or R.R. No., Municipality, Province, Country and Postal Code / Domicile élu, y compris la rue et le numéro ou le numéro de la R.R., le nom de la municipalité, la province, le pays et le code postal | Resident Canadian State 'Yes' or 'No' / Résident canadien Oui/Non |
|---|---|---|
| See Schedule Attached | | |

8. Restrictions, if any, on business the corporation may carry on or on powers the corporation may exercise.
Limites, s'il y a lieu, imposées aux activités commerciales ou aux pouvoirs de la société.

None.

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9. The classes and any maximum number of shares that the corporation is authorized to issue:
Catégories et nombre maximal, s'il y a lieu, d'actions que la société est autorisée à émettre :

B-5

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10. Rights, privileges, restrictions and conditions (if any) attaching to each class of shares and directors authority with respect to any class of shares which may be issued in series:
Droits, privilèges, restrictions et conditions, s'il y a lieu, rattachés à chaque catégorie d'actions et pouvoirs des administrateurs relatifs à chaque catégorie d'actions qui peut être émise en série :

Not Applicable.

B-6

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11. The issue, transfer or ownership of shares is/is not restricted and the restrictions (if any) are as follows:
L'émission, le transfert ou la propriété d'actions est/n'est pas restreint. Les restrictions, s'il y a lieu, sont les suivantes :

None.

B-7

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12. Other provisions, (if any):
Autres dispositions s'il y a lieu :

Without in any way restricting the powers conferred upon the Corporation or its board of directors by the Business Corporations Act (Ontario), as now enacted or as the same may from time to time be amended, re-enacted or replaced, the board of directors may from time to time, without authorization of the shareholders, in such amounts and on such terms as it deems expedient:

(a) borrow money upon the credit of the Corporation;

(b) issue, re-issue, sell or pledge debt obligations of the Corporation;

(c) subject to the provisions of the Business Corporations Act, as now enacted or as the same may from time to time be amended, re-enacted or replaced, give a guarantee on behalf of the Corporation to secure performance of an obligation of any person; and

(d) mortgage, hypothecate, pledge or otherwise create a security interest in all or any property of the Corporation owned or subsequently acquired, to secure any obligation of the Corporation.

The board of directors may from time to time delegate to a director, a committee of directors or an officer of the Corporation any or all of the powers conferred on the board as set out above, to such extent and in such manner as the board shall determine at the time of such delegation.

B-8

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13. The corporation has complied with subsection 180(3) of the *Business Corporations Act*.
La société s'est conformée au paragraphe 180(3) de la *Loi sur les sociétés par actions*.

14. The continuation of the corporation under the laws of the Province of Ontario has been properly authorized under the laws of the jurisdiction in which the corporation was incorporated/amalgamated or previously continued on
Le maintien de la société en vertu des lois de la province de l'Ontario a été dûment autorisé en vertu des lois de l'autorité législative sous le régime de laquelle la société a été constituée ou fusionnée ou antérieurement maintenue le

2015 July 6
Year, Month, Day
année, mois, jour

15. The corporation is to be continued under the *Business Corporations Act* to the same extent as if it had been incorporated thereunder.
Le maintien de la société en vertu de la *Loi sur les sociétés par actions* a le même effet que si la société avait été constituée en vertu de cette loi.

These articles are signed in duplicate.
Les présents statuts sont signés en double exemplaire.

Newmarket Gold Inc.

Name of Corporation / Dénomination sociale de la société

By / Par

Signature / Signature

Print name of signatory / Nom du signataire en lettres moulées

Description of Office / Fonction

These articles **must** be signed by a director or officer of the corporation (e.g. president, secretary)
Ces statuts doivent être signés par un administrateur ou un dirigeant de la société (p. ex. : président, secrétaire).

07171 (2011/05)
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APPENDIX C
NEW INCENTIVE PLANS RESOLUTION

BE IT RESOLVED THAT:

(1) The Amalco Option Plan, attached as Appendix “K” to the Circular, providing for an aggregate number of Amalco Shares available at all times for issuance under the Amalco Option Plan, the Amalco Share Unit Plan or any other security based compensation arrangements (pre-existing or otherwise) shall not exceed 20,000,000 Amalco Shares, is hereby authorized, approved and adopted.

(2) The Amalco Share Unit Plan, attached as Appendix “L” to the Circular, providing for an aggregate number of Amalco Shares available at all times for issuance under the Amalco Share Unit Plan, Amalco Option Plan or any other security based compensation arrangements (pre-existing or otherwise) shall not exceed 20,000,000 Amalco Shares, is hereby authorized, approved and adopted.

(3)Any one director or officer of the Company is hereby authorized and directed for and on behalf of the Company to execute or cause to be executed, under the corporate seal of the Company or otherwise, and to deliver or cause to be delivered, all such other documents and instruments and to perform or cause to be performed all such other acts and things as in such person’s opinion may be necessary or desirable to give full effect to the foregoing resolutions and the matters authorized thereby, such determination to be conclusively evidenced by the execution and delivery of such document, agreement or instrument or the doing of any such act or thing.

C-1

APPENDIX D
GMP FAIRNESS OPINION

May 11, 2015

The Board of Directors of Newmarket Gold Inc.
Suite 3244 - Four Bentall Centre
1055 Dunsmuir Street
Vancouver B.C., Canada V7X 1L3

Dear Sirs:

GMP Securities L.P. (“GMP”) understands that Newmarket Gold Inc. (“Newmarket”) intends to enter into an arrangement agreement to be dated May 11, 2015 (the “Arrangement Agreement”) with Crocodile Gold Corp. (“Crocodile” or the “Company”) pursuant to which, among other things, Newmarket and Crocodile will amalgamate by way of a plan of arrangement under the Business Corporations Act (Ontario) (the “Arrangement” and the corporation continuing as successor to Newmarket and Crocodile, “Amalco”).

The Arrangement

Pursuant to the Arrangement, each outstanding common share of the Company (a “Crocodile Share”), including Crocodile Shares issued prior to completion of the Arrangement upon the exercise of any options, convertible debentures, warrants or other convertible securities of Crocodile, will be exchanged, at the election of the holder of the Crocodile Shares, for (A) 1.228 of a common share of Amalco (“Amalco Shares”), (B) a cash payment equal to $0.37 (the “Cash Consideration”), or (C) a combination thereof, subject to a maximum aggregate Cash Consideration offered to Crocodile shareholders of $20 million, on the basis of 1.088 Amalco Shares and $0.042 in cash for each Crocodile common share exchanged (the “Crocodile Consideration”). In addition, each outstanding common share of Newmarket (a “Newmarket Share”), including Newmarket Shares issued prior to completion of the Arrangement upon the exercise of any options, warrants or other convertible securities of Newmarket will be exchanged for one Amalco Share (the “Newmarket Consideration”). Pursuant to the Arrangement, all Newmarket Shares will be exchanged for Amalco Shares on a 5 for 1 basis. The terms of the Arrangement are more fully described in the Arrangement Agreement.

The Arrangement is subject to certain conditions, including, without limitation, approval by at least 66⅔% of the votes cast in person or by proxy at a meeting of Crocodile shareholders and approval by at least 66⅔% of the votes cast in person or by proxy at a meeting of Newmarket shareholders and the completion by Newmarket of an underwritten private placement of subscription receipts for gross proceeds of $25,000,000 (the “Financing”). The Arrangement may also be subject to the simple majority of the votes excluding the votes held or controlled by “interested parties” as defined under Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions (“MI 61-101”), court approval and approval of the Toronto Stock Exchange and TSX Venture Exchange.

GMP’s Engagement

The Board of Directors of Newmarket (the “Board”) formally retained GMP to act as its financial advisor in respect of the Arrangement pursuant to an engagement letter (the “Engagement Letter”) dated as of March 17, 2015 to, among other things, deliver, at the request of the Board an opinion (the “Opinion”) as to the fairness of the Newmarket Consideration, from a financial point of view, to the holders of Newmarket Shares.

The Engagement Letter provides for GMP to receive from Newmarket certain fees in connection with the Opinion which are not dependent on the conclusions reached by GMP in the Opinion or the successful completion of the Arrangement. The Engagement Letter provides for the reimbursement of all reasonable legal and out-of-pocket expenses of GMP. In addition, pursuant to the Engagement Letter, GMP is entitled to a syndicate position of not less than 40% in connection with future financings. GMP expects to be retained as Newmarket’s lead underwriter in connection with the Financing. It is expected that certain fees payable to GMP in connection with the Financing will be contingent on the successful outcome of the Arrangement.

The fees to be received by GMP in connection with the Engagement Letter are not material to GMP. In addition, GMP and its affiliates and their respective directors, officers, employees, agents and controlling persons are to be indemnified by Newmarket under certain circumstances from and against certain liabilities arising out of the performance of professional services rendered to Newmarket.

GMP may in the future, in the ordinary course of business, seek to perform financial advisory services or corporate finance services for Newmarket or Amalco and its associates from time to time. GMP has not been engaged to prepare, and has not prepared, a valuation or appraisal of Newmarket or Crocodile, or any of their respective assets, securities or liabilities (whether on a standalone basis or as a combined entity), and the Opinion should not be construed as such. GMP was similarly not engaged to review any legal, tax or accounting aspects of the Arrangement and, accordingly, expresses no views thereon. We also understand that the Arrangement may be considered a “business combination” for the purposes of MI 61-101 for Newmarket and as a result may require minority shareholder approval. We have assumed, with your agreement, that the Arrangement is not a “related party transaction” as defined in MI 61-101 and, accordingly, the Arrangement is not subject to the valuation requirements under MI 61-101.

Credentials of GMP

GMP is a wholly-owned subsidiary of GMP Capital Inc. which is a publicly traded investment banking firm listed on the Toronto Stock Exchange with offices in Toronto, Calgary and Montreal, Canada; in New York, Miami, Houston and Dallas, USA; in London, England; in Sydney and Perth, Australia and in Beijing and Hong Kong, China. GMP is a leading independent Canadian investment dealer focused on investment banking and institutional equities for corporate clients and institutional investors. As part of our investment banking activities, we are regularly engaged in the valuation of securities in connection with mergers and acquisitions, public offerings and private placements of listed and unlisted securities and regularly engage in market making, underwriting and secondary trading of securities in connection with a variety of transactions. GMP is not in the business of providing auditing services and is not controlled by a financial institution.

The Opinion expressed herein represents the opinion of GMP and the form and content hereof have been approved for release by a group of professionals of GMP, each of whom is experienced in merger, acquisition, divestiture, restructuring, valuation and fairness opinion matters.

The Opinion has been prepared in accordance with the Disclosure Standards for Formal Valuations and Fairness Opinions of Investment the Industry Regulatory Organization of Canada (“IIROC”) but IIROC has not been involved in the preparation or review of the Opinion.

Independence of GMP

None of GMP, its affiliates or associates, is an insider, associate or affiliate (as such terms are defined in the Securities Act (Ontario)) of Newmarket or Crocodile or any of their respective associates or affiliates in connection with the Arrangement. GMP has been retained by Newmarket to, among other things, provide the Opinion to the Board in respect to the Arrangement. As noted above, GMP also anticipates to be retained as lead underwriter in connection with the Financing concurrently with the execution of the Arrangement Agreement. With respect to Crocodile, GMP has previously acted as underwriter to the Company in connection with equity financings, the most recent of which was in 2011. Furthermore, GMP also acted as financial advisor to Crocodile in late 2011 in connection with a partial sale to an affiliate of Luxor Capital Group (who is currently the largest shareholder of Crocodile).

In the ordinary course of its business, GMP acts as a trader and dealer, both as principal and agent, in major financial markets and, as such, may have, today, or in the future, positions in the securities of Newmarket and Crocodile and, from time to time, may have executed or may execute transactions on behalf of Newmarket and Crocodile or other clients for which it received or may receive compensation. In addition, as an investment dealer, GMP conducts research on securities and may, in the ordinary course of its business, provide research reports and investment advice to its clients on investment matters, including research with respect to Newmarket or Crocodile and/or their respective affiliates or associates.

Scope of Review

GMP has acted as financial advisor to Newmarket in respect of the Arrangement and certain related matters. In this context, and for the purpose of preparing the Opinion, we have analyzed financial, operational and other information relating to Newmarket and Crocodile, including information derived from meetings and discussions with the management of Newmarket and Crocodile. Except as expressly described herein, GMP has not conducted any independent investigations to verify the accuracy and completeness thereof.

In connection with rendering the Opinion, we have reviewed and relied upon, or carried out, among other things, the following:

(a)	reviewed the Arrangement Agreement between Newmarket and Crocodile dated May 11, 2015;

(b)	reviewed the forms of voting support agreement to be entered into by the directors and officers of Newmarket, Crocodile and by Luxor Capital Group;

(c)	reviewed and analyzed certain publicly available financial statements, technical reports, continuous disclosure documents and other information of Newmarket and Crocodile;

(d)

performed a comparison of the multiples implied under the terms of the Arrangement to an analysis of recent precedent acquisitions involving companies we deemed relevant and the consideration paid for such companies;

(e)	performed a comparison of the multiples implied under the terms of the Arrangement to an analysis of the trading levels of similar companies we deemed relevant under the circumstances;

(f)

performed a comparison of the Newmarket Consideration to be received by Newmarket shareholders and the Crocodile Consideration to be received by Crocodile shareholders to the recent trading levels of the securities of Newmarket and Crocodile, respectively;

(g)	reviewed certain internal financial information, models, analyses, forecasts and projections prepared by the management of Newmarket relating to its business and Crocodile;

(h)	reviewed certain technical information and analysis prepared by the management of Newmarket relating to the respective assets of Newmarket and Crocodile;

(i)

reviewed the officer’s certificates addressed to GMP and executed and delivered by both the Chief Executive Officer and Chief Financial Officer of Newmarket dated the date hereof setting out representations as to certain factual matters and the completeness and accuracy of the Information (as defined below) upon which the Opinion is based;

(j)	reviewed various equity research reports and industry sources regarding Newmarket and Crocodile and the mining industry;

(k)

reviewed the due diligence reports prepared by Mining Plus Pty Ltd, independent technical contractor retained by Newmarket, on the Fosterville Gold Mine, the Cosmos Gold Mine and the Stawell Gold Mine;

(l)	reviewed historical metal commodity prices and considered the impact of various commodity pricing assumptions on the respective business, prospects and financial forecasts of Newmarket and Crocodile;

(m)

performed a comparison of the relative contribution of assets, cash flow, earnings, net asset value, production and reserves/resources by Newmarket and Crocodile to the relative pro forma ownership of Newmarket and Crocodile if the Arrangement is completed; and

(n)	considered such other corporate, industry and financial market information, investigations and analyses as GMP considered necessary or appropriate in the circumstances.

In its assessment, GMP looked at several methodologies, analyses and techniques and used the combination of these approaches to determine the Opinion and GMP based the Opinion upon a number of quantitative and qualitative factors as deemed appropriate based on GMP’s experience in rendering such opinions.

GMP has not, to the best of its knowledge, been denied access by Newmarket to any information requested. GMP did not meet with the auditors of Newmarket or Crocodile and has assumed the accuracy and fair presentation of the audited comparative consolidated financial statements of Newmarket or Crocodile, and the reports of the auditors thereon.

Assumptions and Limitations

With Newmarket’s approval and as provided for in the Engagement Letter, GMP has relied upon and has assumed the completeness, accuracy and fair representation of all financial and other information, data, advice, opinions and representations obtained by GMP from public sources, including information relating to Newmarket and Crocodile, or provided to GMP by Newmarket and its affiliates or advisors or otherwise pursuant to our engagement (collectively, the “Information”) and the Opinion is conditional upon such completeness, accuracy and fair presentation. Subject to the exercise of professional judgment and except as expressly described herein, GMP has not attempted to verify independently the accuracy or completeness of any such Information. Senior officers of Newmarket have represented to GMP, in certificates delivered as at the date hereof, among other things, that the Information provided to GMP by Newmarket (verbal or written) (i) in respect of itself is true and correct at the date the Information was provided to GMP and did not, and does not contain a misrepresentation; and (ii) in respect of Crocodile, to the best of Newmarket’s knowledge is true and correct as at the date the Information was provided to

GMP and that, since the date of the Information, there has been no material change or new material fact, financial or otherwise, in Newmarket’s financial condition, assets, liabilities (contingent or otherwise), business, operations or prospects and there has been no change in any material fact which is of a nature as to render the Information or any part of the Information untrue or misleading in any material respect or which could reasonably be expected to have a material effect on the Opinion.

GMP was not engaged to review any legal, regulatory, tax or accounting aspects of the Arrangement and accordingly expressed no view thereon. The Arrangement is subject to a number of conditions outside the control of Newmarket and Crocodile, and GMP has assumed all conditions precedent to the completion of the Arrangement can be satisfied in due course and all consents, agreements, permissions, exemptions or orders of relevant regulatory and governmental authorities will be obtained, without adverse conditions or qualification and that the Arrangement can be completed as currently planned without additional material costs or liabilities to Newmarket or Crocodile. GMP has also assumed that the Arrangement will be completed in accordance with the terms and conditions of the Arrangement Agreement without wavier of, or amendment to, any term or condition that is any way material to our analyses, that the Arrangement will be completed in compliance with applicable laws and that the disclosure relating to Newmarket, Crocodile and the Arrangement in any disclosure documents will be accurate and will comply with the requirements of applicable laws.

The Opinion is rendered as of May 11, 2015 on the basis of securities markets, economic, financial and general business conditions prevailing as at the date hereof, and the condition and prospects, financial and otherwise, of Newmarket and Crocodile as they were reflected in the Information and as they were represented to GMP in discussions with the management of Newmarket. In rendering the Opinion, GMP has assumed that there are no undisclosed material facts relating to Newmarket or Crocodile, or their respective businesses, operations, capital or future prospects. Any changes therein may affect the Opinion and, although GMP reserves the right to change or withdraw the Opinion in such event, we disclaim any obligation to advise any person of any change that may come to our attention or to update the Opinion after today. Any reference to the Opinion or the engagement of GMP by Newmarket is expressly prohibited without the express written consent of GMP, except that we consent to the references to GMP and the description of, reference to and reproduction of the Opinion in its entirety in any information circular or other document provided to shareholders of Newmarket or Crocodile and to any accompanying disclosure that we approve, acting reasonably, in advance.

GMP believes that the analyses and factors considered in arriving at the Opinion must be considered as a whole and is not amenable to partial analyses or summary description and that selecting portions of the analyses and the factors considered, without considering all factors and analyses together, could create a misleading view of the process employed and the conclusions reached. Any attempt to do so could lead to undue emphasis on any particular factor or analysis. In arriving at the Opinion, GMP has not attributed any particular weight to any specific analyses or factor but rather based the Opinion on a number of qualitative and quantitative factors deemed appropriate by GMP based on GMP’s experience in rendering such opinions.

In our analyses and in connection with the preparation of the Opinion, GMP made numerous assumptions with respect to industry performance, general business, market and economic conditions and other matters, many of which are beyond the control of any party involved in the Arrangement. While in the opinion of GMP, the assumptions used in preparing the Opinion are reasonable in the current circumstances, some or all of these assumptions may prove to be incorrect.

Conclusion and Fairness Opinion

Based upon our analysis and subject to all of the foregoing and such other matters as we have considered relevant, GMP is of the opinion that, as of the date hereof, the Newmarket Consideration to be received by holders of Newmarket Shares pursuant to the Arrangement is fair, from a financial point of view, to holders of Newmarket Shares.

The Opinion has been provided solely for the use of the Board for the purposes of considering the Arrangement and may not be used or relied upon by any other person or for any other purpose without the express prior written consent of GMP.

The Opinion is not to be reproduced, disseminated, quoted from or referred to (in whole or in part) without

GMP’s prior written consent.

Yours very truly,

GMP SECURITIES L.P.
D-6

APPENDIX E
SALMAN FAIRNESS OPINION

E-1

Salman Partners Inc.
1800 – 100 Yonge Street
Toronto, Ontario M5C 2W1

Tel: (416) 861-1270
Fax: (416) 861-1935
www.salmanpartners.com

May 10, 2015

Special Committee of the Board of Directors
Crocodile Gold Corp.
65 Queen Street West, Suite 825
Toronto, ON M5H 2M5

To the Members of the Special Committee of the Board and the Members of the Board:

Salman Partners Inc. (“Salman Partners”) understands that Crocodile Gold Corp. (“Crocodile Gold” or the “Company”) and Newmarket Gold Inc. (“Newmarket”) propose to enter into an arrangement agreement (the “Arrangement Agreement”) pursuant to which, among other things, Crocodile Gold and Newmarket have agreed, subject to certain conditions set out in the Arrangement Agreement, to amalgamate the two companies by way of a court approved plan of arrangement (the "Arrangement", and collectively, the "Proposed Transaction") under the Business Corporations Act (Ontario) The above description is summary in nature. The specific terms and conditions of the Proposed Transaction and the Arrangement will be summarized in a management information circular to be jointly mailed by Crocodile Gold and Newmarket to Crocodile Gold Shareholders in connection with a special meeting of Crocodile Gold Shareholders to be held to consider and, if deemed advisable, approve the Arrangement. Pursuant to the Arrangement, each Newmarket shareholder will receive 0.2 of a NewCo common share ("NewCo Share") for each Newmarket common share ("Newmarket Share") held. Each Crocodile Gold shareholder will have the option to elect to receive consideration per Crocodile Gold share ("Crocodile Gold Share") of (i) 0.2456 of a NewCo Share, or (ii) C$0.37 in cash, subject to a maximum aggregate cash consideration of C$20 million (the "Crocodile Gold Consideration").

Salman Partners Engagement and Background

The Special Committee of Directors (the “Special Committee”) of Crocodile Gold retained Salman Partners on March 23, 2015 pursuant to an engagement letter (the “Engagement Agreement”) to prepare and deliver this opinion (the “Opinion”) to the Special Committee as to the fairness of the Consideration, from a financial point of view, to be received pursuant to the Arrangement by the Crocodile Gold Shareholders other than Newmarket and its affiliates or associates, and by the holders of Crocodile Gold options, Crocodile Gold warrants, Crocodile Gold convertible debentures or other securities convertible into Crocodile Gold Shares (collectively the “Crocodile Gold Convertible Security Holders”). The terms of the Engagement Agreement provide that Salman Partners is to be paid a fee upon the signing of the Engagement Agreement and a fee upon the earlier of the oral and written delivery of the preliminary Opinion. In addition, Salman Partners is to be reimbursed for its reasonable out-of-pocket expenses and to be indemnified by the Company in certain circumstances. The Opinion fees payable to Salman Partners are not contingent in whole or in part on the outcome of the Proposed Transaction or on the conclusions reached in the Opinion.

Salman Partners has not prepared a valuation of Crocodile Gold, Newmarket or any of their respective securities or assets and the Opinion should not be construed as such. Furthermore, the Opinion is not, and should not be construed as, advice as to the price at which securities of Crocodile Gold (before or after completion of the Proposed Transaction) may trade at any future date. Salman Partners was similarly not engaged to review any legal, tax, or accounting aspects of the Arrangement. We have assumed, with your agreement, that the Arrangement is not a related party transaction as defined in Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions (“MI 61-101”), and, accordingly, the Arrangement is not subject to the valuation requirements of MI 61-101. Salman Partners has, however, conducted such analysis as it considered necessary in the circumstances to prepare and deliver the Opinion.

E-2

Subject to the terms of the Engagement Agreement, Salman Partners consents to the inclusion of this Opinion in its entirety, together with a summary thereof in a form acceptable to Salman Partners, acting reasonably, in documents to be sent to Crocodile Gold Shareholders in connection with the Arrangement or to be filed with the securities commissions or similar regulatory authorities in the relevant provinces of Canada.

Credentials and Independence of Salman Partners

Salman Partners is one of Canada's leading independent investment banking firms with business services in corporate finance, equity sales and trading, and investment research. Salman Partners is owned by its employees and its head office is located in Vancouver, Canada with additional Canadian offices in Toronto and Calgary. Salman Partners provides various capital market and advisory services to companies in the mining and exploration industry. Salman Partners has participated in a significant number of transactions involving mining and exploration companies and its investment banking professionals have extensive experience in preparing fairness opinions.

The Opinion expressed herein represents the opinion of Salman Partners and the form and content of this Opinion have been reviewed and approved by a committee of professionals of Salman Partners. The committee personnel are professionals experienced in providing valuations and fairness opinions for mergers and acquisitions as well as providing capital markets advice.

This Opinion has been prepared in accordance with the Disclosure Standards for Formal Valuations and Fairness Opinions of the Investment Industry Regulatory Organization of Canada (“IIROC”), but IIROC has not been involved in the preparation or review of this Opinion.

None of Salman Partners, its associates or affiliates, is an insider, associate or affiliate (as those terms are defined in the Securities Act (Ontario)) of Crocodile Gold, Newmarket or any of their respective associates or affiliates (collectively, the “Interested Parties”).

Salman Partners is not an advisor to any person or company other than to the Crocodile Gold and the Special Committee of Crocodile Gold with respect to the Proposed Transaction. Salman Partners has not previously provided any financial advisory services to Crocodile Gold or Newmarket or any of their respective associates or affiliates for which it has received compensation in the past twenty-four months.

Salman Partners may, in the ordinary course of its business, provide financial advisory or investment banking services to Crocodile Gold or Newmarket from time to time. There are no understandings, agreements or commitments between Salman Partners and any Interested Party with respect to any future business dealings. In the ordinary course of its business, Salman Partners may actively trade common shares and other securities of Crocodile Gold and/or Newmarket and for its own account and for its client accounts and, accordingly, may at any time hold a long or short position in such securities. As an investment dealer, Salman Partners conducts research on securities and may, in the ordinary course of its business, provide research reports and investment advice to its clients on investment matters, including with respect to the Interested Parties or the Arrangement.

Scope of the Review

In connection with rendering this Opinion, Salman Partners has reviewed and relied upon and in some cases carried out, among other things, the following:

E-3

a)	a draft of the Arrangement Agreement dated May 1, 2015;

b)

publicly available financial statements, management’s discussion and analysis, Management Information Circulars, Material Change Reports, Annual Information Forms, National Instrument 43-101 compliant technical reports, and other information of Crocodile Gold and Newmarket;

c)	certain internal financial, operational, corporate projections and other information concerning relevant assets, that were prepared or provided by the management of Crocodile Gold and Newmarket;

d)	selected public market trading statistics and relevant business and financial information of Crocodile Gold, Newmarket, and other comparable publicly traded entities;

e)	relevant financial information and selected financial metrics with respect to precedent transactions deemed relevant by Salman Partners;

f)	research analyst and/or industry reports relating to Crocodile Gold, Newmarket, and the other selected public companies considered by Salman Partners to be relevant;

g)

written representations obtained from senior representatives of Crocodile Gold as to matters of fact and the completeness and accuracy of the information considered by Salman Partners to be relevant which the Opinion is based; and

h)	such other corporate, industry and financial market information, investigations and analyses as Salman Partners considered necessary or appropriate in the circumstances.

Salman Partners has not, to the best of its knowledge, been denied access by Crocodile Gold or Newmarket to any information requested. Salman Partners did not meet with the auditors of Crocodile Gold or Newmarket and has assumed the accuracy and fair presentation of the audited consolidated financial statements of Crocodile Gold and Newmarket and the reports of the auditors thereon.

Assumptions and Limitations

With the approval of the Special Committee and as provided in the Engagement Agreement, Salman Partners has relied, without independent verification, upon all financial and other information that was obtained by us from public sources or that was provided to us by Crocodile Gold or Newmarket and their respective affiliates, associates, advisors or otherwise. We have assumed that this information was complete and accurate as of the date thereof and did not omit to state any material fact or any fact necessary to be stated to make that information not misleading. This Opinion is conditional upon such completeness and accuracy. In accordance with the terms of our engagement, but subject to the exercise of our professional judgment, we have not conducted any independent investigation to verify the completeness or accuracy of such information. With respect to the financial forecasts and budgets provided to us and used in our analysis, we have assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of management of Crocodile Gold and Newmarket as to the matters covered thereby. Senior representatives of Crocodile Gold and Newmarket have represented to us, in writing as of the date hereof, among other things, that the information, opinions and other materials (the “Information”) provided to us by or on behalf of Crocodile Gold and Newmarket are complete and correct as of the date of the Information and that, since the date of the Information, except as publicly disclosed, there has been no material change, financial or otherwise, in the financial position of Crocodile Gold and Newmarket, or in its assets, liabilities (contingent or otherwise), business or operations and there has been no change in any material fact which is of a nature as to render the Information untrue or misleading in any material respect except to the extent disclosed in subsequent Information.

E-4

This Opinion is based on the securities markets, economic, general business and financial conditions prevailing as of the date of this Opinion and the conditions and prospects, financial and otherwise, of Crocodile Gold and Newmarket as they were reflected in the Information reviewed by Salman Partners and as they were represented to Salman Partners in discussions with the management of Crocodile Gold. In its analysis and in preparing this Opinion, Salman Partners has made a number of assumptions with respect to industry performance, general business and economic conditions, and other matters, any of which are beyond control of Salman Partners, Crocodile Gold, Newmarket, and any other party involved in connection with the Proposed Transaction. Salman Partners was not engaged to review any legal, tax or accounting aspects of the Arrangement and accordingly expresses no view thereon.

Salman Partners has also assumed that the final terms of the Proposed Transaction will be substantially the same as those described in the Arrangement Agreement. Finally, Salman Partners has assumed that all material governmental, regulatory or other required consents and approvals necessary for the consummation of the Proposed Transaction will be obtained without any meaningful adverse effect on Crocodile Gold or Newmarket or the contemplated benefits of the Proposed Transaction.

This Opinion has been provided for the use of the Special Committee, and if required, for inclusion in other related documents (or a summary thereof in a form acceptable to Salman Partners) and may not be used by any other person or relied upon by any other person without the express consent of Salman Partners, except as explicitly provided by law. This Opinion is given as of the date hereof and Salman Partners disclaims any undertaking or obligation to advise any person of any change in any fact or matter affecting this Opinion which may come or be brought to Salman Partners’ attention after the date hereof. This Opinion is limited to Salman Partners’ understanding of the Arrangement as of the date hereof and Salman Partners assumes no obligation to update this Opinion to take into account any changes regarding the Proposed Transaction after the date hereof.

Conclusion and Fairness Opinion

Based upon and subject to the foregoing and such other matters as we have considered relevant, Salman Partners is of the opinion that, as of the date hereof, the Crocodile Gold Consideration to be received by the Crocodile Gold Shareholders and the Crocodile Gold Convertible Security Holders, pursuant to the Arrangement is fair from a financial point of view.

Yours very truly,

SALMAN PARTNERS INC.

E-5

APPENDIX F
INTERIM ORDER

Page 8

14. **THIS COURT ORDERS** that, in the event that Newmarket elects to distribute the Newmarket Meeting Materials, Newmarket is hereby directed to distribute the Information Circular (including the Notice of Application, and this Interim Order), and any other communications or documents determined by Newmarket to be necessary or desirable (collectively, the "**Newmarket Court Materials**") to each of the registered holders of Newmarket Options and Newmarket Warrants by any method permitted for notice to Newmarket Shareholders as set forth in paragraphs 13(a) or 13(b), above, concurrently with the distribution described in paragraph 13 of this Interim Order. Distribution to such persons shall be to their addresses as they appear on the books and records of Newmarket or its registrar and transfer agent at the close of business on the Record Date.

15. **THIS COURT ORDERS** that accidental failure or omission by Newmarket to give notice of the meeting or to distribute the Newmarket Meeting Materials or Newmarket Court Materials to any person entitled by this Interim Order to receive notice, or any failure or omission to give such notice as a result of events beyond the reasonable control of Newmarket or the non-receipt of such notice shall, subject to further order of this Honourable Court, not constitute a breach of this Interim Order nor shall it invalidate any resolution passed or proceedings taken at the Newmarket Meeting. If any such failure or omission is brought to the attention of Newmarket, it shall use its best efforts to rectify it by the method and in the time most reasonably practicable in the circumstances.

16. **THIS COURT ORDERS** that Newmarket is hereby authorized to make such amendments, revisions or supplements to the Newmarket Meeting Materials and Newmarket Court Materials as Newmarket may determine in accordance with the terms of the Arrangement Agreement ("**Additional Information**"), and that notice of such Additional Information may,

IN THE MATTER OF AN APPLICATION under section 182 of the *Business Corporations Act (Ontario)*, R.S.O. 1990, c. B.16, as amended, involving Crocodile Gold Corp. and Newmarket Gold Inc.

Court File No. CV-15-10984-00CL

ONTARIO
SUPERIOR COURT OF JUSTICE
(COMMERCIAL LIST)

Proceeding commenced at Toronto

ORDER

Alan Gardner / Joseph Blinick
LSUC No. 41479N / 64325B
Tel: (416) 863-1200
Fax: (416) 863-1716

Lawyers for the Applicant,
Crocodile Gold Corp.

Lara Jackson
LSUC No. 41858M
Tel: (416) 860-2907
Fax: (416) 640-3108

Lawyers for the Applicant,
Newmarket Gold Inc.

Court File No. CV-15-10984-00CL

***ONTARIO***

**SUPERIOR COURT OF JUSTICE**
**(COMMERCIAL LIST)**

| | | |
|---|---|---|
| THE HONOURABLE MR. | ) | TUESDAY, THE 2nd DAY |
| | ) | |
| JUSTICE WILTON-SIEGEL | ) | OF JUNE, 2015 |

**IN THE MATTER OF AN APPLICATION UNDER SECTION 182 OF THE *BUSINESS CORPORATIONS ACT (ONTARIO)*, R.S.O. 1990, C. B.16, AS AMENDED**

**AND IN THE MATTER OF RULE 14.05(2) OF THE *RULES OF CIVIL PROCEDURE***

**AND IN THE MATTER OF A PROPOSED PLAN OF ARRANGEMENT INVOLVING CROCODILE GOLD CORP. AND NEWMARKET GOLD INC.**

# INTERIM ORDER

**THIS MOTION** made by the Applicant, Crocodile Gold Corp. ("**Crocodile Gold**"), for an interim order for advice and directions pursuant to section 182 of the *Business Corporations Act* (Ontario), R.S.O. 1990, c. B.16, as amended, (the "**OBCA**") was heard this day at 330 University Avenue, Toronto, Ontario.

**ON READING** the Notice of Motion, the Notice of Application issued on May 29, 2015, the affidavit of Robert Dufour sworn June 1, 2015 (the "**Dufour Affidavit**") and the exhibits

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thereto, including the Arrangement Agreement, the Plan of Arrangement, which is attached as Appendix "H" to the draft joint management information circular of Crocodile Gold and Newmarket Gold Inc. ("**Newmarket**") (the "**Information Circular**"), which is attached as Exhibit "A" to the Dufour Affidavit, and on hearing the submissions of counsel for Crocodile Gold and counsel for Newmarket;

**AND UPON BEING ADVISED** that the corporation continuing as the successor to Crocodile Gold and Newmarket under the OBCA, Newmarket Gold Inc. ("**Amalco**"), intends to rely on the exemption from registration provided by Section 3(a)(10) of the *U.S. Securities Act of 1933*, as amended, in connection with the issuance of securities, based on this Court's approval of the transactions contemplated in the Arrangement Agreement and the Plan of Arrangement after this Court's consideration of the procedural and substantive fairness of the proposed transactions and after holding a hearing open to the securityholders.

**Definitions**

1. **THIS COURT ORDERS** that all definitions used in this Interim Order shall have the meaning ascribed thereto in the Information Circular or otherwise as specifically defined herein.

**The Meeting**

2. **THIS COURT ORDERS** that Crocodile Gold is permitted to call, hold and conduct a special meeting (the "**Crocodile Gold Meeting**") of the holders (the "**Crocodile Gold Shareholders**") of voting common shares (the "**Crocodile Gold Shares**") in the capital of Crocodile Gold to be held at 100 King Street West, Suite 3400, Toronto, Ontario on July 6, 2015 at 10:00 a.m. (Toronto time) in order for the Crocodile Gold Shareholders to consider and, if determined advisable, pass a special resolution authorizing, adopting and approving, with or

Page 3

without variation, the Arrangement and the Plan of Arrangement (collectively, the "**Crocodile Gold Arrangement Resolution**").

3. **THIS COURT ORDERS** that the Crocodile Gold Meeting shall be called, held and conducted in accordance with the OBCA, the notice of meeting of Crocodile Gold Shareholders, which accompanies the Information Circular (the "**Crocodile Gold Notice of Meeting**") and the articles and by-laws of Crocodile Gold, subject to what may be provided hereafter and subject to further order of this court.

4. **THIS COURT ORDERS** that the record date (the "**Record Date**") for determination of the shareholders entitled to notice of, and to vote at, the Crocodile Gold Meeting shall be June 1, 2015.

5. **THIS COURT ORDERS** that the only persons entitled to attend or speak at the Crocodile Gold Meeting shall be:

a) the Crocodile Gold Shareholders or their respective proxyholders;

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d) the registered holders of convertible unsecured debentures of Crocodile Gold pursuant to the Crocodile Gold Debenture Indenture (the "**Crocodile Gold Convertible Debentures**");

e) the registered holders of phantom share units of Crocodile Gold (the "**Crocodile Gold PSUs**");

f) the officers, directors, auditors and advisors of Crocodile Gold;

g) representatives and advisors of Newmarket;

h) other persons who may receive the permission of the Chair of the Crocodile Gold Meeting.

6. **THIS COURT ORDERS** that Crocodile Gold may transact such other business at the Crocodile Gold Meeting as is contemplated in the Information Circular, or as may otherwise be properly before the Crocodile Gold Meeting.

**Quorum**

7. **THIS COURT ORDERS** that the Chair of the Crocodile Gold Meeting shall be determined by Crocodile Gold and that the quorum at the Crocodile Gold Meeting shall be two (2) persons present in person, each being a shareholder entitled to vote at the Crocodile Gold Meeting or a duly appointed proxy for an absent shareholder so entitled.

**Amendments to the Arrangement and Plan of Arrangement**

8. **THIS COURT ORDERS** that Crocodile Gold is authorized to make, subject to the terms of the Arrangement Agreement, and paragraph 9, below, such amendments, modifications or supplements to the Arrangement and the Plan of Arrangement as it may determine without any

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**Adjournments and Postponements**

11. **THIS COURT ORDERS** that Crocodile Gold, if it deems advisable and subject to the terms of the Arrangement Agreement, is specifically authorized to adjourn or postpone the Crocodile Gold Meeting on one or more occasions, without the necessity of first convening the Crocodile Gold Meeting or first obtaining any vote of the Crocodile Gold Shareholders respecting the adjournment or postponement, and notice of any such adjournment or postponement shall be given by such method as Crocodile Gold may determine is appropriate in the circumstances. This provision shall not limit the authority of the Chair of the Crocodile Gold Meeting in respect of adjournments and postponements.

**Notice of Meeting**

12. **THIS COURT ORDERS** that, in order to effect notice of the Crocodile Gold Meeting, Crocodile Gold shall send the Information Circular (including the Notice of Application and this Interim Order), the Crocodile Gold Notice of Meeting, the form of proxy and the letter of transmittal and election form, along with such amendments or additional documents as Crocodile Gold may determine are necessary or desirable and are not inconsistent with the terms of this Interim Order (collectively, the "**Crocodile Gold Meeting Materials**"), to the following:

a) the registered Crocodile Gold Shareholders at the close of business on the Record Date, at least twenty-one (21) days prior to the date of the Crocodile Gold Meeting, excluding the date of sending and the date of the Crocodile Gold Meeting, by one or more of the following methods:

i) by pre-paid ordinary or first class mail at the addresses of the Shareholders as they appear on the books and records of Crocodile Gold or its registrar

Page 7

and transfer agent, at the close of business on the Record Date, and if no address is shown therein, then the last address of the person known to the Corporate Secretary of Crocodile Gold;

ii) by delivery, in person or by recognized courier service or inter-office mail, to the address specified in (i) above; or

iii) by facsimile or electronic transmission to any Crocodile Gold Shareholder, who is identified to the satisfaction of Crocodile Gold, who requests such transmission in writing and, if required by Crocodile Gold, who is prepared to pay the charges for such transmission;

b) non-registered Crocodile Gold Shareholders by providing sufficient copies of the Crocodile Gold Meeting Materials to intermediaries and registered nominees in a timely manner, in accordance with National Instrument 54-101 of the Canadian Securities Administrators; and

c) each of the directors and auditors of Crocodile Gold by delivery in person, by recognized courier service, by pre-paid ordinary or first class mail or, with the consent of the person, by facsimile or electronic transmission, at least twenty-one (21) days prior to the date of the Crocodile Gold Meeting, excluding the date of sending and the date of the Crocodile Gold Meeting;

and that compliance with this paragraph shall constitute sufficient notice of the Crocodile Gold Meeting.

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13. **THIS COURT ORDERS** that, in the event that Crocodile Gold elects to distribute the Crocodile Gold Meeting Materials, Crocodile Gold is hereby directed to distribute the Information Circular (including the Notice of Application, and this Interim Order), and any other communications or documents determined by Crocodile Gold to be necessary or desirable (collectively, the "**Crocodile Gold Court Materials**") to the registered holders of Crocodile Gold Options, Crocodile Gold Warrants, Crocodile Gold Convertible Debentures and Crocodile Gold PSUs by any method permitted for notice to Crocodile Gold Shareholders as set forth in paragraphs 12(a) or 12(b), above, concurrently with the distribution described in paragraph 12 of this Interim Order. Distribution to such persons shall be to their addresses as they appear on the books and records of Crocodile Gold or its registrar and transfer agent at the close of business on the Record Date.

14. **THIS COURT ORDERS** that accidental failure or omission by Crocodile Gold to give notice of the meeting or to distribute the Crocodile Gold Meeting Materials or Crocodile Gold Court Materials to any person entitled by this Interim Order to receive notice, or any failure or omission to give such notice as a result of events beyond the reasonable control of Crocodile Gold or the non-receipt of such notice shall, subject to further order of this Honourable Court, not constitute a breach of this Interim Order nor shall it invalidate any resolution passed or proceedings taken at the Crocodile Gold Meeting. If any such failure or omission is brought to the attention of Crocodile Gold it shall use its best efforts to rectify it by the method and in the time most reasonably practicable in the circumstances.

15. **THIS COURT ORDERS** that Crocodile Gold is hereby authorized to make such amendments, revisions or supplements to the Crocodile Gold Meeting Materials and Crocodile Gold Court Materials, as Crocodile Gold may determine in accordance with the terms of the

Page 9

Arrangement Agreement ("**Additional Information**"), and that notice of such Additional Information may, subject to paragraph 9, above, be distributed by press release, newspaper advertisement, pre-paid ordinary mail, or by the method most reasonably practicable in the circumstances, as Crocodile Gold may determine.

16. **THIS COURT ORDERS** that distribution of the Crocodile Gold Meeting Materials and Crocodile Gold Court Materials pursuant to paragraphs 12 and 13 of this Interim Order shall constitute notice of the Crocodile Gold Meeting and good and sufficient service of the within Application upon the persons described in paragraphs 12 and 13 and that those persons are bound by any orders made on the within Application. Further, no other form of service of the Crocodile Gold Meeting Materials or the Crocodile Gold Court Materials or any portion thereof need be made, or notice given or other material served in respect of these proceedings and/or the Crocodile Gold Meeting to such persons or to any other persons, except to the extent required by paragraph 9, above.

**Solicitation and Revocation of Proxies**

17. **THIS COURT ORDERS** that Crocodile Gold is authorized to use the letter of transmittal and election form and proxies substantially in the form of the drafts accompanying the Information Circular, with such amendments and additional information as Crocodile Gold may determine are necessary or desirable, subject to the terms of the Arrangement Agreement. Crocodile Gold is authorized, at its expense, to solicit proxies, directly or through its officers, directors or employees, and through such agents or representatives as they may retain for that purpose, and by mail or such other forms of personal or electronic communication as it may determine. Crocodile Gold may waive generally, in its discretion, the time limits set out in the

Page 10

Information Circular for the deposit or revocation of proxies by Crocodile Gold Shareholders, if Crocodile Gold deems it advisable to do so.

18. **THIS COURT ORDERS** that Crocodile Gold Shareholders shall be entitled to revoke their proxies in accordance with sections 110(4) and 110(4.1)(a) of the OBCA (except as the procedures of that section are varied by this paragraph) provided that any instruments in writing delivered pursuant to s. 110(4.1)(a) of the OBCA: (a) may be deposited at the registered office of Crocodile Gold as set out in the Information Circular; and (b) any such instruments must be received by Crocodile Gold no later than 5:00 p.m. (Toronto time) on the last Business Day immediately preceding the day of the Meetings (or any adjournment or postponement thereof).

**Voting**

19. **THIS COURT ORDERS** that the only persons entitled to vote in person or by proxy on the Crocodile Gold Arrangement Resolution and such other business as may be properly brought before the Crocodile Gold Meeting, shall be those Crocodile Gold Shareholders who hold Crocodile Gold Shares as of the close of business on the Record Date. Illegible votes, spoiled votes, defective votes and abstentions shall be deemed to be votes not cast. Proxies that are properly signed and dated but which do not contain voting instructions shall be voted in favour of the Crocodile Gold Arrangement Resolution.

20. **THIS COURT ORDERS** that votes shall be taken at the Crocodile Gold Meeting on the basis of one vote per Crocodile Gold Share and that in order for the Plan of Arrangement to be implemented, subject to further Order of this Honourable Court, the Crocodile Gold Arrangement Resolution must be passed, with or without variation, at the Crocodile Gold Meeting by an affirmative vote of at least two-thirds ($66\frac{2}{3}\%$) of the votes cast in respect of the

Page 11

Crocodile Gold Arrangement Resolution at the Crocodile Gold Meeting by Crocodile Gold Shareholders present in person or represented by proxy at the Crocodile Gold Meeting. Such votes shall be sufficient to authorize Crocodile Gold to do all such acts and things as may be necessary or desirable to give effect to the Arrangement and the Plan of Arrangement on a basis consistent with what is provided for in the Information Circular without the necessity of any further approval by the Crocodile Gold Shareholders, subject only to final approval of the Arrangement by this Honourable Court.

21. **THIS COURT ORDERS** that in respect of matters properly brought before the Crocodile Gold Meeting pertaining to items of business affecting Crocodile Gold (other than in respect of the Crocodile Gold Arrangement Resolution), each Crocodile Gold Shareholder is entitled to one vote for each Crocodile Gold Share held.

**Dissent Rights**

22. **THIS COURT ORDERS** that each registered Crocodile Gold Shareholder shall be entitled to exercise Dissent Rights in connection with the Crocodile Gold Arrangement Resolution in accordance with section 185 of the OBCA (except as the procedures of that section are varied by this Interim Order and the Plan of Arrangement) provided that, notwithstanding subsection 185 of the OBCA, any Crocodile Gold Shareholder who wishes to dissent must, as a condition precedent thereto, provide ~~valid~~ written objection to the Crocodile Gold Arrangement to Crocodile Gold in the form required by section 185 of the OBCA and the Arrangement Agreement, which written objection must be received by Crocodile Gold not later than 5:00 p.m. (Toronto time) on the date that is two Business Days immediately preceding the Crocodile Gold Meeting (or any adjournment or postponement thereof), and must otherwise strictly comply with

Page 12

the requirements of the OBCA. For purposes of these proceedings, the "court" referred to in section 185 of the OBCA means this Honourable Court.

23. **THIS COURT ORDERS** that Amalco shall be required to offer to pay fair value, as of the day prior to approval of the Crocodile Gold Arrangement Resolution, for Crocodile Gold Shares held by registered Crocodile Gold Shareholders who duly exercise Dissent Rights, and to pay the amount to which such registered Crocodile Gold Shareholders may be entitled pursuant to the terms of the Plan of Arrangement.

24. **THIS COURT ORDERS** that any Crocodile Gold Shareholder who duly exercises Dissent Rights as set out in paragraph 22 above and who:

i) is ultimately determined by this Honourable Court to be entitled to be paid fair value for his, her or its Crocodile Gold Shares, shall be deemed to have transferred those Crocodile Gold Shares as of the Effective Time, without any further act or formality and free and clear of all liens, claims, encumbrances, charges, adverse interests or security interests to Amalco for cancellation in consideration for a payment of cash from Amalco equal to such fair value; or

ii) is for any reason ultimately determined by this Honourable Court not to be entitled to be paid fair value for his, her or its Crocodile Gold Shares pursuant to the exercise of the Dissent Rights, shall be deemed to have participated in the Arrangement on the same basis and at the same time as any non-dissenting Crocodile Gold Shareholder;

Page 13

but in no case shall Crocodile Gold, Amalco or any other person be required to recognize such Crocodile Gold Shareholders as holders of Crocodile Gold Shares at or after the date upon which the Arrangement becomes effective and the names of such Crocodile Gold Shareholders shall be deleted from Crocodile Gold's register of holders of Crocodile Gold Shares at that time.

**Hearing of Application for Approval of the Arrangement**

25. **THIS COURT ORDERS** that upon approval by the Crocodile Gold Shareholders of the Plan of Arrangement in the manner set forth in this Interim Order, Crocodile Gold may apply to this Honourable Court for final approval of the Arrangement.

26. **THIS COURT ORDERS** that distribution of the Notice of Application and the Interim Order in the Information Circular, when sent in accordance with paragraphs 12 and 13, shall constitute good and sufficient service of the Notice of Application and the Interim Order and no other form of service need be effected and no other material need be served unless a Notice of Appearance is served in accordance with paragraph 27.

27. **THIS COURT ORDERS** that any Notice of Appearance served in response to the Notice of Application shall be served on the solicitors for Crocodile Gold, with a copy to counsel for Newmarket, as soon as reasonably practicable, and, in any event, no less than two (2) Business Days before the hearing of this Application at the following addresses:

Attn: Alan Gardner
gardnera@bennettjones.com

Lawyers for Crocodile Gold Corp.

Page 14

- and to -

Attn: Lara Jackson
ljackson@casselsbrock.com

Lawyers for Newmarket Gold Inc.

28. **THIS COURT ORDERS** that, subject to further order of this Honourable Court, the only persons entitled to appear and be heard at the hearing of the within application shall be:

i) Crocodile Gold;

ii) Newmarket; and

iii) any person who has filed a Notice of Appearance herein in accordance with the Notice of Application, this Interim Order and the *Rules of Civil Procedure*.

29. **THIS COURT ORDERS** that any materials to be filed by Crocodile Gold in support of the within Application for final approval of the Arrangement may be filed up to one (1) Business Day prior to the hearing of the Application without further order of this Honourable Court.

30. **THIS COURT ORDERS** that in the event the within Application for final approval does not proceed on the date set forth in the Notice of Application, and is adjourned, only those persons who served and filed a Notice of Appearance in accordance with paragraph 27 shall be entitled to be given notice of the adjourned date.

Page 15

**Precedence**

31. **THIS COURT ORDERS** that, to the extent of any inconsistency or discrepancy between this Interim Order and the terms of any instrument creating, governing or collateral to the Crocodile Gold Shares, the Crocodile Gold Options, the Crocodile Gold Warrants, the Crocodile Gold Convertible Debentures, the Crocodile Gold PSUs or the articles or by-laws of Crocodile Gold, this Interim Order shall govern.

**Extra-Territorial Assistance**

32. **THIS COURT** seeks and requests the aid and recognition of any court or any judicial, regulatory or administrative body in any province of Canada and any judicial, regulatory or administrative tribunal or other court constituted pursuant to the Parliament of Canada or the legislature of any province and any court or any judicial, regulatory or administrative body of the United States or other country to act in aid of and to assist this Honourable Court in carrying out the terms of this Interim Order.

**Variance**

33. **THIS COURT ORDERS** that Crocodile Gold shall be entitled to seek leave to vary this Interim Order upon such terms and upon the giving of such notice as this Honourable Court may direct.

ENTERED AT / INSCRIT À TORONTO
ON / BOOK NO:
LE / DANS LE REGISTRE NO.:

JUN - 2 2015

W. Hon- Lnl J.

APPENDIX G
NOTICE OF APPLICATION

CV-15-10984-00CL

Court File No. CV-15-

*ONTARIO*
**SUPERIOR COURT OF JUSTICE**
**(COMMERCIAL LIST)**

**IN THE MATTER OF AN APPLICATION UNDER SECTION 182 OF THE *BUSINESS CORPORATIONS ACT*, R.S.O. 1990, C. B.16, AS AMENDED**

**AND IN THE MATTER OF RULE 14.05(2) OF THE *RULES OF CIVIL PROCEDURE***

**AND IN THE MATTER OF A PROPOSED PLAN OF ARRANGEMENT INVOLVING CROCODILE GOLD CORP. AND NEWMARKET GOLD INC.**

SUPERIOR COURT OF JUSTICE COUR SUPÉRIEURE DE JUSTICE

**CROCODILE GOLD CORP. and NEWMARKET GOLD INC.**

Applicants

# NOTICE OF APPLICATION

**TO THE RESPONDENTS:**

**A LEGAL PROCEEDING HAS BEEN COMMENCED** by the Applicants. The claim made by the Applicants appears on the following page.

**THIS APPLICATION** will come on for a hearing before a Judge presiding over the Commercial List on July 8, 2015 or such later date as the Court may direct at 10:00 a.m., or as soon after that time as the application may be heard, at 330 University Avenue, Toronto, Ontario.

**IF YOU WISH TO OPPOSE THIS APPLICATION**, to receive notice of any step in the application or to be served with any documents in the application, you or an Ontario lawyer acting for you must forthwith prepare a notice of appearance in Form 38A prescribed by the Rules of Civil Procedure, serve it on the Applicants' lawyers or, where the Applicants do not have lawyers, serve it on the Applicants and file it, with proof of service, in this court office, and you or your lawyer must appear at the hearing.

**IF YOU WISH TO PRESENT AFFIDAVIT OR OTHER DOCUMENTARY EVIDENCE TO THE COURT OR TO EXAMINE OR CROSS-EXAMINE WITNESSES ON THE APPLICATION**, you or your lawyer must, in addition to serving your notice of appearance, serve a copy of the evidence on the Applicants' lawyers or, where the Applicants do not have lawyers, serve it on the Applicants and file it, with proof of service, in the court office

- 2 -

where the application is to be heard as soon as possible, but not later than 2:00 p.m. on the day before the hearing.

**IF YOU FAIL TO APPEAR AT THE HEARING, JUDGMENT MAY BE GIVEN IN YOUR ABSENCE AND WITHOUT FURTHER NOTICE TO YOU. IF YOU WISH TO OPPOSE THIS APPLICATION BUT ARE UNABLE TO PAY LEGAL FEES, LEGAL AID MAY BE AVAILABLE TO YOU BY CONTACTING A LOCAL LEGAL AID OFFICE.**

Date: May 29, 2015

Issued by ____________________
Local Registrar A. Anissimova
Registrar

Address of court office: 330 University Avenue, 7th Floor
Toronto, Ontario M5G 1R7

**AND TO:** **ALL HOLDERS OF OPTIONS OF CROCODILE GOLD CORP.**

**AND TO:** **ALL HOLDERS OF WARRANTS OF CROCODILE GOLD CORP.**

**AND TO:** **ALL HOLDERS OF CONVERTIBLE DEBENTURES OF CROCODILE GOLD CORP.**

**AND TO:** **ALL HOLDERS OF PHANTOM SHARE UNITS OF CROCODILE GOLD CORP.**

**AND TO:** **ALL DIRECTORS OF CROCODILE GOLD CORP.**

**AND TO:** **MCGOVERN, HURLEY, CUNNINGHAM LLP**
2005 Sheppard Avenue East
North York, ON M2J 5B4

The Auditors for Crocodile Gold Corp.

**AND TO:** **ALL HOLDERS OF COMMON SHARES OF NEWMARKET GOLD INC.**

**AND TO:** **ALL HOLDERS OF OPTIONS OF NEWMARKET GOLD INC.**

**AND TO:** **ALL HOLDERS OF WARRANTS OF NEWMARKET GOLD INC.**

**AND TO:** **ALL DIRECTORS OF NEWMARKET GOLD INC.**

- 4 -

**APPLICATION**

1. **THE APPLICANTS MAKE AN APPLICATION FOR:**

   (a) interim orders (the "**Interim Orders**") for advice and directions pursuant to section 182(5) of the *Business Corporations Act* (Ontario), R.S.O. 1990, c. B.16, as amended (the "***OBCA***"), with respect to a plan of arrangement (the "**Arrangement**") involving Crocodile Gold Corp. ("**Crocodile Gold**") and Newmarket Gold Inc. ("**Newmarket**") whereby, among other things, the corporation continuing as the successor to Crocodile Gold and Newmarket Gold Inc. under the *OBCA*, Newmarket Gold Inc. ("**Amalco**"), will acquire all of the issued and outstanding common shares of Crocodile Gold (the "**Crocodile Gold Shares**") and all of the issued and outstanding common shares of Newmarket (the "**Newmarket Shares**");

   (c) such further orders or directions as are required for the administration of the Arrangement; and

   (d) such further and other relief as this Honourable Court may deem just.

2. **THE GROUNDS FOR THE APPLICATION ARE:**

   (b) Crocodile Gold is incorporated and existing under the laws of the province of Ontario with its registered office located at 100 King Street West, Suite 5600, Toronto, Ontario, M5X 1C9;

- 5 -

(d) Crocodile Gold has a number of other securities issued and outstanding, namely options, warrants, convertible debentures and phantom share units ("PSUs") (collectively, the "Other Crocodile Gold Securities");

(f) Newmarket is a company currently incorporated and existing under the laws of the province of British Columbia with its registered office located at Suite 2200-885 West Hastings Street, Vancouver, British Columbia V6E 3E8;

(g) the Newmarket Shares are listed and posted for trading on the Toronto Stock Venture Exchange under the trading symbol "NGN";

(h) Newmarket has a number of other securities issued and outstanding, namely options and warrants (collectively, the "Other Newmarket Securities");

(i) the Arrangement is an "arrangement" within the meaning of subsection 182(1) of the OBCA and is being proposed for a *bona fide* business purpose;

(j) the Arrangement will result in, among other things, the amalgamation of Crocodile Gold and Newmarket and their continuance as Amalco. In connection therewith and among various other steps, the shareholders of Newmarket will pass a continuance resolution providing for the continuance of Newmarket pursuant to section 180 of the OBCA;

(k) all statutory requirements under the OBCA have been or will be fulfilled by the return date of this Application for final approval;

(l) the directions set out and the approvals required pursuant to any Interim Order this Court may grant will be followed and obtained by the return date of this Application for final approval;

- 6 -

(n) this Honourable Court has been advised that if the Arrangement is approved, Amalco intends to rely on the exemption from the registration requirements of the U.S. Securities Act of 1933, as amended, as set forth in Section 3(a)(10) thereof in respect of any securities to be issued under the Arrangement after a hearing by this Honourable Court on the substantive and procedural fairness of the terms and conditions of the Arrangement to the shareholders of Crocodile Gold and Newmarket and after holding a hearing open to such shareholders;

(o) pursuant to any Interim Order this court may grant, notice of this application will be served on (i) all Crocodile Gold Shareholders and holders of Other Crocodile Gold securities and (ii) all Newmarket Shareholders and holders of Other Newmarket Securities, and service of these proceedings on persons outside of Ontario will be effected pursuant to Rules 17.02(n) and (o) of the *Rules of Civil Procedure* and the Interim Orders. With respect to all other persons and entities having an interest of the affairs of Newmarket or Crocodile Gold, notice of this application will be given in accordance with the provisions of the Interim Orders;

(p) section 182 of the *OBCA*;

(q) rules 2.03, 3.02, 14.05(2), 14.05(3), 17.02(n), 17.02(o) and 38 of the *Rules of Civil Procedure*, R.R.O. 1990, Reg. 194; and,

(r) such further and other grounds as counsel may advise and this Honourable Court may permit.

3. **THE FOLLOWING DOCUMENTARY EVIDENCE WILL BE USED AT THE HEARING OF THE APPLICATION:**

(a) the Affidavit of Robert Dufour, the Chief Financial Officer of Crocodile Gold, to be sworn;

IN THE MATTER OF AN APPLICATION under section 182 of the *Business Corporations Act (Ontario)*, R.S.O. 1990, c. B.16, as amended, involving Crocodile Gold Corp. and Newmarket Gold Inc.

CV-15-10984-00CL
Court File No.

ONTARIO
SUPERIOR COURT OF JUSTICE
(COMMERCIAL LIST)

Proceeding commenced at Toronto

NOTICE OF APPLICATION

Alan Gardner / Joseph Blinick
LSUC No. 41479N / 64325B
Tel: (416) 863-1200
Fax: (416) 863-1716

Lawyers for the Applicant,
Crocodile Gold Corp.

Lara Jackson
LSUC No. 41858M
Tel: (416) 860-2907
Fax: (416) 640-3108

Lawyers for the Applicant,
Newmarket Gold Inc.

APPENDIX H
PLAN OF ARRANGEMENT

respecting

CROCODILE GOLD CORP. and NEWMARKET GOLD INC.

made pursuant to

Section 182 of the Business Corporations Act (Ontario)

ARTICLE I
INTERPRETATION

1.1	Definitions

In this Plan of Arrangement the following terms shall have the respective meanings set out below and grammatical variations of such terms shall have corresponding meanings:

“Amalco” means the corporation continuing as a successor to Crocodile Gold and Newmarket under the OBCA following the effectiveness of the Arrangement contemplated hereby;

“Amalco Broker Warrants” means the broker warrants to purchase Amalco Shares to be exchanged for the Broker Warrants pursuant to the Arrangement, with each Amalco Broker Warrant entitling the holder to purchase Amalco Shares at a price per Amalco Share equal to the issue price of the Subscription Receipts;

“Amalco Shares” means common shares in the capital of Amalco immediately following the Effective Time;

“Arrangement” means the arrangement under section 182 of the OBCA on the terms and subject to the conditions set out in this Plan of Arrangement, subject to any amendments or variations thereto made in accordance with Section 8.3 of the Arrangement Agreement or Article V hereof or made at the direction of the Court in the Final Order;

“Arrangement Agreement” means the agreement made as of May 11, 2015 between Crocodile Gold and Newmarket, as amended, supplemented or restated in accordance therewith prior to the Effective Date, providing for, among other things, the Arrangement;

“Arrangement Resolution” means the special resolutions related to the Arrangement passed by the holders of the Crocodile Gold Shares at the Crocodile Gold Meeting and by the holders of the Newmarket Shares at the Newmarket Meeting substantially in the form of Appendix B to the Arrangement Agreement;

“Articles of Arrangement” means the articles of arrangement of Crocodile Gold and Newmarket in respect of the Arrangement, required by the OBCA to be sent to the Director after the Final Order is made, which shall be in a form and content satisfactory to Crocodile Gold and Newmarket, each acting reasonably;

“BCBCA” means the Business Corporations Act (British Columbia), as amended;

“Broker Warrants” means the broker warrants to purchase Newmarket Shares issued to the underwriters in connection with the Financing, with each Broker Warrant entitling the holder upon the satisfaction of certain escrow release conditions pursuant to the Financing to purchase five Newmarket Shares at an aggregate price for every five Newmarket Shares equal to the issue price of the Subscription Receipts;

“business day” means any day, other than a Saturday, a Sunday or a statutory holiday in the Province of Ontario or the Province of British Columbia;

“Certificate” means the certificate of arrangement giving effect to the Arrangement, issued pursuant to subsection 183(2) of the OBCA after the Articles of Arrangement have been filed;

“Continuance” means the continuance of Newmarket from the BCBCA to the OBCA on the terms and subject to the conditions set out in the Arrangement Agreement;

“Continuance Dissent Rights” means the rights of dissent in respect of the Continuance Resolution pursuant to the BCBCA;

“Continuance Dissenting Shareholder” means a registered holder of Newmarket Shares who has validly exercised Continuance Dissent Rights and has not withdrawn or been deemed to have withdrawn such exercise of Continuance Dissent Rights as of the effective time of the Continuance, but only in respect of the Newmarket Shares in respect of which Continuance Dissent Rights are validly exercised by such holder;

“Continuance Resolution” means the special resolution of the Newmarket Shareholders approving the Continuance considered at the Newmarket Meeting;

“Court” means the Ontario Superior Court of Justice (Commercial List);

“Crocodile Gold Cash Consideration” means $0.37 per Crocodile Gold Share;

“Crocodile Gold Cash Consideration Shares” means those Crocodile Gold Shares for which Crocodile Gold Shareholders have provided Crocodile Gold Cash Elections, provided that, if the aggregate amount of the Crocodile Gold Cash Consideration that would be paid to Crocodile Gold Shareholders in respect of their Crocodile Gold Shares in accordance with their Crocodile Gold Cash Elections would exceed the Maximum Cash, then the number of Crocodile Gold Shares sold by each Crocodile Gold Shareholder who has made a Crocodile Gold Cash Election for Crocodile Gold Cash Consideration shall equal to the number of Crocodile Gold Shares with respect to which such Crocodile Gold Shareholder has made a Crocodile Gold Cash Election multiplied by a fraction, the numerator of which is the Maximum Cash and the denominator of which is the aggregate amount of Crocodile Gold Cash Consideration otherwise payable to all Crocodile Gold Shareholders who have so elected. The number of Crocodile Gold Cash Consideration Shares sold by each Crocodile Gold Shareholder who has elected to receive Crocodile Gold Cash Consideration shall be rounded in aggregate to the nearest whole number, with 0.5 shares being rounded down;

“Crocodile Gold Cash Election” means an election made in accordance with Section 2.4(iii);

“Crocodile Gold Consideration” means the consideration to be received by Crocodile Gold Shareholders pursuant to the Plan of Arrangement in consideration for their Crocodile Gold Shares, being the Crocodile Gold Share Consideration or the Crocodile Gold Cash Consideration, or combination thereof, at the election or deemed election of a Crocodile Gold Shareholder and subject to proration in accordance with the Plan of Arrangement;

“Crocodile Gold Convertible Debentures” means the convertible unsecured debentures of Crocodile Gold due April 30, 2018 in the aggregate principal amount of the $34,500,000 convertible at a price of $0.25 per Crocodile Gold Share issued pursuant to the Crocodile Gold Indenture;

“Crocodile Gold Indenture” means the Crocodile Gold Convertible Debenture indenture dated April 15, 2013 between Crocodile Gold and Equity Financial Trust Company;

“Crocodile Gold Meeting” means such meeting or meetings of Crocodile Gold Shareholders, including any adjournment or postponement thereof, that is to be convened as provided by the Interim Order to consider, and if deemed advisable approve, the Arrangement;

“Crocodile Gold Option Plan” means Crocodile Gold’s Rolling Stock Option Plan, effective May 22, 2012;

“Crocodile Gold Options” means the options to purchase Crocodile Gold Shares granted by Crocodile Gold pursuant to the Crocodile Gold Option Plan;

“Crocodile Gold PSUs” means the phantom share units of Crocodile Gold entitling the holder to a cash payment on exercise based on the market value of the Crocodile Gold Shares on the date of exercise less the strike price of the applicable Crocodile Gold PSU;

“Crocodile Gold Share Consideration” means 0.2456 of an Amalco Share per Crocodile Gold Share;

“Crocodile Gold Shares” means the common shares in the capital of Crocodile Gold issued and outstanding immediately prior to the Effective Date;

“Crocodile Gold Warrants” means common share purchase warrants to purchase Crocodile Gold Shares;

“Depositary” means any trust company, bank or financial institution agreed to in writing between Crocodile Gold and Newmarket for the purpose of, among other things, exchanging share certificates in connection with the Arrangement with respect to the Crocodile Gold Share Consideration and the Newmarket Consideration and paying the Crocodile Gold Cash Consideration to Crocodile Gold Shareholders;

“Director” means the Director appointed pursuant to section 278 of the OBCA;

“Dissenting Crocodile Gold Shareholder” means a holder of Crocodile Gold Shares who dissents in respect of the Arrangement in strict compliance with Section 3.1;

“Dissenting Newmarket Shareholder” means a holder of Newmarket Shares who dissents in respect of the Arrangement in strict compliance with Section 3.2;

“Effective Date” means the date shown in the Certificate issued by the Director;

“Effective Time” means 12:01 a.m. (Toronto Time) on the Effective Date;

“Election Deadline” means 4:30 pm (Toronto time) at the place of deposit with the Depositary provided in the Letter of Transmittal on the Initial Election Date or the New Election Date, as applicable;

“Final Order” means the order of the Court approving the Arrangement under Section 182 of the OBCA, in form and substance acceptable to Crocodile Gold and Newmarket, each acting reasonably, after a hearing upon the procedural and substantive fairness of the terms and conditions of the Arrangement, as such order may be affirmed, amended, modified, supplemented or varied by the Court (with the consent of both Crocodile Gold and Newmarket, each acting reasonably) at any time prior to the Effective Date or, if appealed, as affirmed or amended (provided that any such amendment is acceptable to both Crocodile Gold and Newmarket, each acting reasonably) on appeal unless such appeal is withdrawn, abandoned or denied;

“Financing” means an underwritten private placement of Subscription Receipts by Newmarket at a minimum offering price of $1.25 per Subscription Receipt for gross proceeds of no more than $25,000,000, with no less than $20,000,000 of the proceeds of which to be placed into escrow and released to the Depository to satisfy the Crocodile Gold Cash Consideration at the Effective Time with any remaining funds to be released to Amalco;

“Initial Election Date” means such date as agreed by the Parties and communicated in the Joint Circular and shall be at least two business days prior to the date of the Crocodile Gold Meeting, unless otherwise agreed in writing by Crocodile Gold and Newmarket;

“Interim Order” means the interim order of the Court to be issued following the application therefor submitted to the Court as contemplated by Section 2.6, after being informed of the intention to rely upon the exemption from registration under Section 3(a)(10) of the U.S. Securities Act with respect to the Amalco Shares issued pursuant to the Arrangement, in form and substance acceptable to Crocodile Gold and Newmarket, each acting reasonably, providing for, among other things, directions in respect of the notice to be given and the conduct of the Crocodile Gold Meeting and the Newmarket Meeting with respect to the Arrangement as more fully set out herein, as such order may be affirmed, amended, modified, supplemented or varied by the Court with the consent of both Crocodile Gold and Newmarket, each acting reasonably, as the same may be amended;

“Joint Circular” means the notice of the Crocodile Gold Meeting and the notice of the Newmarket Meeting to be sent to Crocodile Gold Shareholders and Newmarket Shareholders, respectively, and the management information circular to be prepared in connection with the Crocodile Gold Meeting and the Newmarket Meeting together with any amendments thereto or supplements thereof, and any other information circular or proxy statement which may be prepared in connection with the Crocodile Gold Meeting and/or the Newmarket Meeting;

“Letter of Transmittal” means the Letter of Transmittal and election form, together with notice of the Election Deadline for the purposes of making the election described in Section 2.4 hereof, for use by holders of Crocodile Gold Shares, in the form accompanying the Joint Circular for Crocodile Gold Shareholders;

“Maximum Cash” means $20,000,000;

“New Election Date” means the date, which the parties expect to be not more than ten business days before the Effective Date, by which Letters of Transmittal must be received if, after the Letter of Transmittal has been mailed, Crocodile Gold and Newmarket determine that the Effective Date is not reasonably likely to occur by the tenth business day after the Initial Election Date;

“New Incentive Plans” means the stock option plan and the share unit plan for new directors, officers, employees, advisors and consultants of Amalco to become effective at the Effective Time;

“Newmarket Consideration” means 0.2 of an Amalco Share for each Newmarket Share held;

“Newmarket Meeting” means such meeting or meetings of the Newmarket Shareholders, including any adjournment or postponement thereof, that is to be convened as provided by the Interim Order to consider, and if deemed advisable approve, the Arrangement and the Continuance;

“Newmarket Option Plan” means Newmarket’s Amended Stock Option Plan, dated June 4, 2014;

“Newmarket Options” means the options to purchase Newmarket Shares granted by Newmarket pursuant to the provisions of the Newmarket Option Plan;

“Newmarket Shares” means the common shares in the capital of Newmarket issued and outstanding immediately prior to the Effective Date;

“OBCA” means the Business Corporations Act (Ontario), as amended;

“Person” includes an individual, firm, trust, partnership, association, corporation, joint venture, trustee, executor, administrator, legal representative or government (including any Governmental Entity);

“Subscription Receipts” means the subscription receipts to be offered by Newmarket in connection with the Financing, with each subscription receipt to be automatically converted (for no further consideration and with no further action on the part of the holder thereof) into five Newmarket Shares upon the satisfaction of certain escrow release conditions which will then be automatically converted (for no further consideration and with no further action on the part of the holder thereof) into one Amalco Share at the Effective Time pursuant to the Arrangement and representing a notional 5:1 consolidation of Crocodile Gold Shares and Newmarket Shares; and

“Tax Act” means the Income Tax Act (Canada), as amended, including the regulations promulgated thereunder, as amended from time to time.

Any capitalized terms used but not defined herein shall have the meaning ascribed to such terms in the Arrangement Agreement.

1.2	Sections and Headings

The division of this Plan of Arrangement into sections and the insertion of headings are for reference purposes only and shall not affect the interpretation of this Plan of Arrangement. Unless otherwise indicated, any reference in this Plan of Arrangement to a section or a schedule refers to the specified section of or schedule to this Plan of Arrangement.

1.3	Number and Gender

In this Plan of Arrangement, unless the contrary intention appears, words importing the singular include the plural and vice versa; and words importing gender shall include all genders.

ARTICLE II
ARRANGEMENT

2.1	Binding Effect

This Plan of Arrangement will become effective at, and be binding at and after, the Effective Time on: (i) Newmarket; (ii) Crocodile Gold; (iii) all holders of Crocodile Gold Shares, Crocodile Gold Options, Crocodile Gold Warrants, Crocodile Gold PSUs and Crocodile Gold Convertible Debentures; and (iv) all holders of Newmarket Shares, Newmarket Options and Newmarket Warrants.

2.2	Preliminary Steps to the Arrangement

The following preliminary steps shall occur prior to, and shall be conditions to, the implementation of the Plan of Arrangement:

(i)	the Financing shall have been completed; and

(ii)	the Continuance shall have been completed.

2.3	Arrangement

Commencing at the Effective Time, the following events shall occur and shall be deemed to occur, without any further act or formality, in the following order, with each of the events in paragraphs (i) through (vi) separated by a period of ten minutes:

(i)

the escrowed funds from the Financing in an amount representing the aggregate amount of the Crocodile Gold Cash Consideration shall be released to the Depositary and each Subscription Receipt will be automatically converted (for no further consideration and with no further action on the part of the holder thereof) into five Newmarket Shares upon the satisfaction of the escrow release conditions in connection with the Financing, and the name of each such holder will be removed from the register of holders of Subscription Receipts and added to the register of holders of Newmarket Shares;

(ii)

each Crocodile Gold Shareholder electing to receive Crocodile Gold Cash Consideration, as provided by Section 2.4 hereof, shall sell such Crocodile Gold Shareholder’s Crocodile Gold Cash Consideration Shares to Newmarket in return for the Crocodile Gold Cash Consideration, the name of each such holder will be removed from the register of holders of Crocodile Gold Shares with respect to such shares and the name of Newmarket shall be added to such register as the holder of such shares;

(iii)

the amount held by the Depositary representing the Crocodile Gold Cash Consideration shall become payable by the Depositary to the Crocodile Gold Shareholders entitled to receive such Crocodile Gold Cash Consideration pursuant to Section 2.3(ii);

(iv)	Crocodile Gold and Newmarket shall be amalgamated and continued as one corporation under the OBCA in accordance with the following:

(A)	Name. The name of Amalco shall be “Newmarket Gold Inc.”;

(B)	Registered Office. The registered office of Amalco shall be located at 2100 Scotia Plaza, 40 King Street West, Toronto, Ontario M5H 3C2;

(C)	Business and Powers. There shall be no restrictions on the business Amalco may carry on or on the powers it may exercise;

(D)

Share Provisions. Amalco is authorized to issue: (i) an unlimited number of preferred shares issuable in series designated as Preferred Shares; and (ii) an unlimited number of Amalco Shares. The rights, privileges, restrictions and conditions attaching to shares of Amalco shall be as set forth in Appendix A hereto;

(E)	Directors and Officers.

(I)	Minimum and Maximum. The directors of Amalco shall, until otherwise changed in accordance with the OBCA, consist of a minimum number of three and a maximum number of ten directors;

(II)	Initial Directors. The number of directors on the board of directors shall initially be set at seven and the initial directors shall be:

Lukas Lundin	Robert Getz
Douglas Forster	Raymond Threlkeld
Randall Oliphant	Kevin Conboy
Blayne Johnson

The initial directors shall hold office until the next annual meeting of the shareholders of Amalco or until their successors are elected or appointed. The actual number of directors within the minimum and maximum number set out in subsection 2.3(iv)(E)(I) may be determined from time to time by resolution of the directors of Amalco. Any vacancy on the board of directors resulting from an increase in the number of directors as so determined may be filled by resolution of the directors;

(F)	Initial Officers. The initial officers of Amalco shall be as follows:

Name	Title
Raymond Threlkeld	Non-Executive Chairman
Douglas Forster	President and Chief Executive Officer
Blayne Johnson	Executive Vice President
Robert Dufour	Chief Financial Officer
Rodney Lamond	Chief Operating Officer

Additional officers shall be appointed by the board upon designation by the President and Chief Executive Officer of Amalco.

(G)

Stated Capital. For the purposes of the OBCA, the aggregate stated capital attributable to the Amalco Shares issued pursuant to the Arrangement on the conversion of the Crocodile Gold Shares and the Newmarket Shares shall be the aggregate of the stated capital attributable to the Crocodile Gold Shares and the Newmarket Shares immediately before the amalgamation, less the amount of any stated capital attributable to the Crocodile Gold Shares or the Newmarket Shares that are cancelled on the amalgamation pursuant to subsections 2.3(iv)(L)(I), (II) or (VI);

(H)	By-laws. The by-laws of Amalco shall be the same as those of Newmarket, mutatis mutandis;

(I)	Effect of Amalgamation. The provisions of subsections 179(a), (a.1), (b), (c) and (e) of the OBCA shall apply to the amalgamation with the result that:

(I)	Crocodile Gold and Newmarket are amalgamated and continue as one corporation under the terms and conditions contained in this Plan of Arrangement;

(II)	Crocodile Gold and Newmarket cease to exist as entities separate from Amalco;

(III)

Amalco possesses all the property, rights, privileges and franchises and is subject to all liabilities, including civil, criminal and quasi- criminal, and all contracts, disabilities and debts of each of the amalgamating corporations;

(IV)	a conviction against, or ruling, order or judgment in favour or against an amalgamating corporation may be enforced by or against Amalco; and

(V)

Amalco shall be deemed to be the party plaintiff or the party defendant, as the case may be, in any civil action commenced by or against an amalgamating corporation before the amalgamation has become effective;

(J)

Articles. The Articles of Arrangement filed to give effect to the Arrangement shall be deemed to be the articles of amalgamation of Amalco and, except for the purposes of subsection 117(1) of the OBCA, the Certificate issued in respect of such Articles of Arrangement by the Director under the OBCA shall be deemed to be the certificate of amalgamation of Amalco;

(K)

Inconsistency with Laws. To the extent any provision of this Plan of Arrangement is deemed to be inconsistent with applicable Laws, this Plan of Arrangement shall be deemed adjusted to remove such inconsistency;

(L)

Cancellation and Conversion of Shares and Treatment of Crocodile Gold Options, Crocodile Gold Warrants, Crocodile Gold PSUs, Crocodile Gold Convertible Debentures, Broker Warrants, Newmarket Options and Newmarket Warrants. On the amalgamation:

(I)

each Crocodile Gold Share held by a Dissenting Crocodile Gold Shareholder who has validly exercised their rights of dissent pursuant to Section 3.1 and which rights of dissent remain valid immediately prior to the Effective Time shall be cancelled and become an entitlement to be paid the fair value of such Crocodile Gold Share and the Dissenting Crocodile Gold Shareholder shall cease to have any rights as a holder of such Crocodile Gold Share other than the right to be paid the fair value of such Crocodile Gold Share by Amalco in accordance with Section 3.1;

(II)

each Newmarket Share held by a Dissenting Newmarket Shareholder who has validly exercised their rights of dissent pursuant to Section 3.2 and which rights of dissent remain valid immediately prior to the Effective Time shall be cancelled and become an entitlement to be paid the fair value of such Newmarket Share and the Dissenting Newmarket Shareholder shall cease to have any rights as a holder of such Newmarket Share other than the right to be paid the fair value of such Newmarket Share by Amalco in accordance with Section 3.2;

(III)

any Crocodile Gold Shareholder who has not duly and validly completed a Letter of Transmittal by the Election Deadline shall be deemed to have elected to receive Crocodile Gold Share Consideration for his, her or its Crocodile Gold Shares;

(IV)

subject to Sections 4.1 and 4.3, each Crocodile Gold Share (other than Crocodile Gold Shares held by Newmarket or Dissenting Crocodile Gold Shareholders) following the purchase of any Crocodile Gold Shares by Newmarket for the Crocodile Gold Cash Consideration (subject to proration) in accordance with Section 2.3(ii) will be converted, without any further act or formality on the part of the holder thereof, into 0.2456 of a fully paid and non-assessable Amalco Share and the name of each such holder will be removed from the register of holders of Crocodile Gold Shares and added to the register of holders of Amalco Shares;

(V)

subject to Sections 4.1 and 4.3, each Newmarket Share (other than Newmarket Shares held by Crocodile Gold or Dissenting Newmarket Shareholders) will be converted, without any further act or formality on the part of the holder thereof, into 0.2 of a fully paid and non-assessable Amalco Share and the name of each such holder will be removed from the register of holders of Newmarket Shares and added to the register of holders of Amalco Shares;

(VI)	if applicable, each Newmarket Share held by Crocodile Gold and each Crocodile Gold Share held by Newmarket will be cancelled without any payment of capital in respect thereof;

(VII)

any Crocodile Gold Options, shall thereafter entitle the holder thereof, in lieu of receiving Crocodile Gold Shares, to receive 0.2456 Amalco Shares for each Crocodile Gold Share that the holder would have been entitled to receive under such Crocodile Gold Option, rounded down to the nearest whole number of Amalco Shares, and shall cease to provide the holder any right, title or interest to any Crocodile Gold Shares, and the exercise price thereunder shall be equal to the exercise price per Crocodile Gold Share subject to such Crocodile Gold Option immediately prior to the Effective Time. Subject to the foregoing, each Crocodile Gold Option shall continue to be governed by and subject to the terms of the Crocodile Gold Option Plan;

(VIII)	any Newmarket Options with a strike price in excess of $0.40 shall be cancelled without payment therefor;

(IX)

any Newmarket Options, other than the Newmarket Options cancelled in step (VIII) above, shall thereafter entitle the holder thereof, in lieu of receiving Newmarket Shares, to receive 0.2 Amalco Shares for each Newmarket Share that the holder would have been entitled to receive under such Newmarket Option, rounded down to the nearest whole number of Amalco Shares, and shall cease to provide the holder any right, title or interest to any Newmarket Shares, and the exercise price thereunder shall be equal to the exercise price per Newmarket Share subject to such Newmarket Option immediately prior to the Effective Time. Subject to the foregoing, each Newmarket Option shall continue to be governed by and subject to the terms of the Newmarket Option Plan;

(X)

any right exercisable or exchangeable for, convertible into, or to otherwise receive Crocodile Gold Shares existing (whether contingent or otherwise) at the Effective Time, other than the Crocodile Gold Options, shall entitle the holder thereof, in lieu of receiving Crocodile Gold Shares, to the number of Amalco Shares that the holder would have been entitled to receive if such holder were the holder of that number of Crocodile Gold Shares at the Effective Time and elected to receive the Crocodile Gold Share Consideration and shall cease to provide the holder any right, title or interest in any Crocodile Gold Shares, in accordance with their terms;

(XI)

each Crocodile Gold PSU shall be adjusted such that the holder will be entitled to a cash payment on exercise based on the market value of the Amalco Shares on the date of exercise less the strike price which will be adjusted to reflect the Arrangement based on an exchange ratio of 0.2456;

(XII)	each Broker Warrant shall be cancelled and exchanged for one Amalco Broker Warrant; and

(XIII)	the Newmarket Warrants shall remain outstanding and shall be exercisable for Amalco Shares in accordance with their terms;

(v)	the balance of the funds held by the Depositary shall be released for the account of Amalco; and

(vi)	the New Incentive Plans shall become effective.

2.4	Election

(i)

In the event that the date by which Letters of Transmittal must be received is extended, Crocodile Gold shall provide at least five days notice of the New Election Date (and shall provide such notice prior to the Initial Election Date if practicable) to Crocodile Gold Shareholders by means of publication, at least once, in The Globe and Mail, national edition, or any other English language daily newspaper of general circulation in Canada. Any duly completed Letter of Transmittal deposited by the Election Deadline on the Initial Election Date shall not be required to be re- deposited if the date by which Letters of Transmittal must be received is extended pursuant hereto. The Initial Election Date, as extended and published pursuant to the terms hereof, shall be the Election Date.

(ii)	The Letter of Transmittal shall be sent not less than 15 days prior to the New Election Date to each Crocodile Gold Shareholder.

(iii)

Each person who, at or prior to the Election Deadline, is a Crocodile Gold Shareholder will be entitled, with respect to their Crocodile Gold Shares, to make an election at or prior to the Election Deadline to receive: (i) the Crocodile Gold Cash Consideration; (ii) the Crocodile Gold Share Consideration; or (iii) a combination thereof in each case in accordance with the provisions hereof, including without limitation the prorationing provisions hereof. For greater certainty, with respect to any election pursuant to the foregoing, a Crocodile Gold Shareholder may elect to receive either the Crocodile Gold Cash Consideration or the Crocodile Gold Share Consideration in exchange for each Crocodile Gold Share in respect of which such election is made, provided however, each individual Crocodile Gold Share may only be exchanged for either Crocodile Gold Cash Consideration or Crocodile Gold Share Consideration.

2.5	Method of Election

The election contemplated by Sections 2.2 and 2.3 shall be made as follows:

(i)

each Crocodile Gold Shareholder shall make such election by depositing with the Depositary by the Election Deadline an irrevocable Letter of Transmittal duly signed and completed in accordance with the provisions thereof, indicating such Crocodile Gold Shareholder’s election of how many Crocodile Gold Shares are to be tendered for Crocodile Gold Cash Consideration and how many Crocodile Gold Shares are to be exchanged for Amalco Shares, together with the certificates representing such Crocodile Gold Shareholder’s Crocodile Gold Shares, if applicable;

(ii)	any Letter of Transmittal so deposited with the Depositary shall be irrevocable and may not be withdrawn by the Crocodile Gold Shareholder;

(iii)

any Crocodile Gold Shareholder who does not deposit with the Depositary a duly completed Letter of Transmittal together with the certificates representing such Crocodile Gold Shareholder’s Crocodile Gold Shares, if applicable, prior to the Election Deadline or otherwise fails to fully comply with the requirements of Section 2.5(i) (including any Crocodile Gold Shareholder who attempts to exercise but does not validly exercise Dissent Rights) shall be deemed to have elected to receive the Crocodile Gold Share Consideration for all of his, her or its Crocodile Gold Shares, in accordance with Section 2.2;

(iv)	any deposit of a Letter of Transmittal and accompanying certificates may be made at any of the addresses of the Depositary specified in the Letter of Transmittal; and

(v)

a Crocodile Gold Shareholder who holds Crocodile Gold Shares as a nominee, custodian, depositary, trustee or in any other representative capacity for beneficial owners of Crocodile Gold Shares may submit multiple Letters of Transmittal.

2.6	Crocodile Gold and Newmarket Options

If the amendment of Crocodile Gold Options pursuant to Section 2.3(iv)(L)(VII) and Newmarket Options pursuant to Section 2.3(iv)(L)(IX) should result in a disposition of such options, it is intended that the provisions of subsection 7(1.4) of the Tax Act shall apply with respect such amendment. In the event that such amendment would otherwise cause a Crocodile Gold Option or Newmarket Option to fail to meet the requirements of paragraph 7(1.4)(c) of the Tax Act the amount payable upon the exercise of such Crocodile Gold Option or Newmarket Option, as applicable, shall be increased, with effect from and after the time of such amendment, to the extent necessary so that such Crocodile Gold Option or Newmarket Option meets the requirements of paragraph 7(1.4)(c) of the Tax Act.

2.7	Effective Time Procedures

(i)

Following the receipt of the Final Order and no later than the Effective Date, Newmarket shall deliver or arrange to be delivered to the Depositary cash in an aggregate amount sufficient to pay the aggregate Crocodile Gold Cash Consideration payable to the Crocodile Gold Shareholders, which cash shall be held by the Depositary as agent and nominee for such Crocodile Gold Shareholder for distribution to such Crocodile Gold Shareholder in accordance with the provisions of Article IV hereof.

(ii)

Subject to the provisions of Article IV hereof, and upon return of a properly completed Letter of Transmittal by a registered Crocodile Gold Shareholders, together with certificates representing Crocodile Gold Shares if applicable and such other documents as the Depositary may require, Crocodile Gold Shareholders shall be entitled to receive delivery of the Crocodile Gold Cash Consideration and/or certificates representing the Amalco Shares to which they are entitled pursuant to Sections 2.2 and 2.3 hereof.

ARTICLE III
RIGHTS OF DISSENT

3.1	Rights of Dissent for Crocodile Gold Shareholders

Holders of Crocodile Gold Shares may exercise rights of dissent with respect to such shares pursuant to and in the manner set forth in section 185 of the OBCA and this Section 3.1 in connection with the Arrangement; provided that, notwithstanding subsection 185(6) of the OBCA, the written objection to the Arrangement Resolution referred to in subsection 185(6) of the OBCA must be received by Crocodile Gold not later than 5:00 p.m. (Toronto time) on the business day immediately preceding the Crocodile Gold Meeting. Holders of Crocodile Gold Shares who duly exercise such rights of dissent and who:

(a)

are ultimately entitled to be paid fair value for their Crocodile Gold Shares shall be deemed not to have had their Crocodile Gold Shares converted to Amalco Shares pursuant to the Arrangement, to the extent the fair value therefor is paid by Amalco, and such Crocodile Gold Shares shall be cancelled in accordance with the Arrangement and will not be converted to Amalco Shares in accordance with the Arrangement; or

(b)

are ultimately not entitled, for any reason, to be paid fair value for their Crocodile Gold Shares shall be deemed to have participated in the Arrangement on the same basis as a non-dissenting holder of Crocodile Gold Shares and shall have their Crocodile Gold Shares converted to Amalco Shares on the basis determined in accordance with Section 2.3(iv)(L)(IV).

but in no case shall Amalco or any other Person be required to recognize such holders as holders of Crocodile Gold Shares after the Effective Time, and the names of such holders of Crocodile Gold Shares shall be deleted from the registers of holders of Crocodile Gold Shares at the Effective Time.

3.2	Rights of Dissent for Newmarket Shareholders

Nothing in this Plan of Arrangement or the transactions contemplated hereby shall affect, reduce or derogate from the rights of Continuance Dissenting Shareholders to be paid fair value by Newmarket (or Amalco as its successor) for their Newmarket Shares under section 238 of the BCBCA. A Continuance Dissenting Shareholder shall not be entitled to exercise rights of dissent with respect to the Arrangement.

Holders of Newmarket Shares (other than Continuance Dissenting Shareholders) may exercise rights of dissent with respect to such shares pursuant to and in the manner set forth in section 185 of the OBCA and this Section 3.2 in connection with the Arrangement; provided that, notwithstanding subsection 185(6) of the OBCA, the written objection to the Arrangement Resolution referred to in subsection 185(6) of the OBCA must be received by Newmarket not later than 5:00 p.m. (Toronto time) on the business day immediately preceding the Newmarket Meeting. Holders of Newmarket Shares who duly exercise such rights of dissent and who:

(a)

are ultimately entitled to be paid fair value for their Newmarket Shares shall be deemed not to have had their Newmarket Shares converted to Amalco Shares pursuant to the Arrangement, to the extent the fair value therefor is paid by Amalco, and such Newmarket Shares shall be cancelled in accordance with the Arrangement and will not be converted to Amalco Shares in accordance with the Arrangement; or

(b)

are ultimately not entitled, for any reason, to be paid fair value for their Newmarket Shares shall be deemed to have participated in the Arrangement on the same basis as a non-dissenting holder of Newmarket Shares and shall have their Newmarket Shares converted to Amalco Shares on the basis determined in accordance with Section 2.3(iv)(L)(V); but in no case shall Amalco or any other Person be required to recognize such holders as holders of Newmarket Shares after the Effective Time, and the names of such holders of Newmarket Shares shall be deleted from the registers of holders of Newmarket Shares at the Effective Time.

ARTICLE IV
DELIVERY OF CASH, CERTIFICATES AND FRACTIONAL SHARES

4.1	Delivery of Cash and Issuance of Certificates Representing Amalco Shares

Upon surrender to the Depositary for cancellation of a certificate which immediately prior to the Effective Time represented one or more Crocodile Gold Shares or Newmarket Shares that were converted into one or more Amalco Shares under the Arrangement, together with such other documents and instruments as would have been required to effect the transfer of the shares formerly represented by such certificate under the OBCA and the by-laws of Crocodile Gold or Newmarket, as applicable, and such additional documents and instruments as the Depositary may reasonably require, the holder of such surrendered certificate shall be entitled to receive in exchange therefor, and the Depositary shall deliver to such holder, a certificate representing that number (rounded down to the nearest whole number) of Amalco Shares into which such holder’s Crocodile Gold Shares or Newmarket Shares, as the case may be, were converted (together with any dividends or distributions with respect thereto pursuant to Section 4.2) and/or, if applicable, a cash payment to a Crocodile Gold Shareholder who validly elected in accordance with the provisions hereof to receive the Crocodile Gold Cash Consideration, and the certificate so surrendered shall forthwith be cancelled, as applicable. In the event of a transfer of ownership of Crocodile Gold Shares or Newmarket Shares that is not registered in the transfer records of Crocodile Gold or Newmarket, as applicable, a certificate representing the proper number of Amalco Shares and/or the cash payment (if applicable) may be issued to the transferee if the certificate representing such Crocodile Gold Shares or Newmarket Shares, as applicable, is presented to the Depositary, accompanied by all documents required to evidence and effect such transfer. Until surrendered as contemplated by this Section 4.1, each certificate which immediately prior to the Effective Time represented Crocodile Gold Shares or Newmarket Shares that were converted into Amalco Shares and/or a cash payment (if applicable) shall be deemed at all times after the Effective Time to represent only the right to receive upon such surrender (i) the certificate representing Amalco Shares as contemplated by this Section 4.1, (ii) a payment of Crocodile Gold Cash Consideration to Crocodile Gold Shareholders who validly are entitled to receive the Crocodile Gold Cash Consideration in accordance with the provisions hereof, and/or (iii) any dividends or distributions with a record date after the Effective Time theretofore paid or payable with respect to Amalco Shares as contemplated by Section 4.2.

4.2	Distributions with Respect to Unsurrendered Certificates

No dividends or other distributions declared or made after the Effective Time with respect to Amalco Shares with a record date after the Effective Time shall be paid to the holder of any unsurrendered certificate which immediately prior to the Effective Time. No dividends or other distributions declared or made after the Effective Time with respect to Amalco Shares with a record date after the Effective Time shall be paid to the holder of any unsurrendered certificate which immediately prior to the Effective Time represented outstanding Crocodile Gold Shares or Newmarket Shares that were converted pursuant to Section 2.3(iv)(L), and no payment of the Crocodile Gold Cash Consideration, unless and until the holder of record of such certificate shall surrender such certificate in accordance with Section 4.1. Subject to applicable Law, at the time of such surrender of any such certificate, there shall be paid to the holder of record of the certificates representing whole Crocodile Gold Shares or Newmarket Shares, without interest, (i) the amount of any Crocodile Gold Cash Consideration to which such holder is entitled pursuant to Section 2.2, (ii) the amount of dividends or other distributions with a record date after the Effective Time theretofore paid with respect to such whole Amalco Share, and (iii) on the appropriate payment date, the amount of dividends or other distributions with a record date after the Effective Time but prior to surrender and a payment date subsequent to surrender payable with respect to such whole Amalco Share, as the case may be.

4.3	No Fractional Shares

No fractional Amalco Shares shall be issued upon the surrender for exchange of certificates pursuant to Section 4.1, and the aggregate entitlements of a Shareholder to Crocodile Gold Shares will be rounded down to the nearest share.

The aggregate Crocodile Gold Cash Consideration payable to a Crocodile Gold Shareholder shall be rounded down to the next whole five cent increment.

4.4	Lost Certificates

In the event any certificate which immediately prior to the Effective Time represented one or more outstanding Crocodile Gold Shares or Newmarket Shares that were converted pursuant to Section 2.3(iv)(L) shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such certificate to be lost, stolen or destroyed, the Depositary will issue in exchange for such lost, stolen or destroyed certificate, cash and/or one or more certificates representing one or more Amalco Shares (and any dividends or distributions with respect thereto pursuant to Section 4.2) deliverable in accordance with such holder’s Letter of Transmittal. When authorizing such payment in exchange for any lost, stolen or destroyed certificate, the Person to whom certificates representing Amalco Shares are to be issued shall, as a condition precedent to the issuance thereof, give a bond satisfactory to Amalco and its transfer agents in such sum as Amalco may direct or otherwise indemnify Amalco in a manner satisfactory to Amalco against any claim that may be made against Amalco with respect to the certificate alleged to have been lost, stolen or destroyed.

4.5	Extinction of Rights

Any certificate which immediately prior to the Effective Time represented outstanding Crocodile Gold Shares or Newmarket Shares that are converted pursuant to Section 2.3(iv)(L) and not deposited with all other instruments required by Section 4.1 on or prior to the sixth anniversary of the Effective Date, shall cease to represent a claim or interest of any kind or nature as a shareholder of Amalco. On such date, the Amalco Shares to which the former registered holder of the certificate referred to in the preceding sentence was ultimately entitled shall be deemed to have been surrendered to Amalco along with any Crocodile Gold Cash Consideration, if applicable, together with all entitlements to dividends, distributions and interest thereon held for such former registered holder.

4.6	Withholding Rights

Newmarket, Crocodile Gold, Amalco and the Depositary shall be entitled to deduct and withhold from any dividend or consideration otherwise payable to any holder of Crocodile Gold Shares or Newmarket Shares, such amounts as Newmarket, Crocodile Gold, Amalco or the Depositary are required or permitted to deduct and withhold with respect to such payment under the Tax Act, the Code or any provision of provincial, state, local or foreign Tax Law, in each case as amended. To the extent that amounts are so withheld, such withheld amounts shall be treated for all purposes hereof as having been paid to the holder of the shares in respect of which such deduction and withholding was made, provided that such withheld amounts are actually remitted to the appropriate taxing authority. To the extent that the amount so required or permitted to be deducted or withheld from any payment to a holder exceeds the cash component, if any, of the consideration otherwise payable to the holder, Newmarket, Crocodile Gold, Amalco and the Depositary are hereby authorized to sell or otherwise dispose of such portion of the Amalco Shares otherwise issuable to the holder as is necessary to provide sufficient funds to Newmarket, Crocodile Gold, Amalco or the Depositary, as the case may be, to enable it to comply with such deduction or withholding requirement and Newmarket, Crocodile Gold, Amalco or the Depositary shall notify the holder thereof and remit the applicable portion of the net proceeds of such sale to the appropriate taxing authority.

ARTICLE V
AMENDMENTS

5.1	Amendments to Plan of Arrangement

(a)

Crocodile Gold and Newmarket may amend, modify and/or supplement this Plan of Arrangement at any time and from time to time prior to the Effective Time, provided that each such amendment, modification and/or supplement must (i) be set out in writing, (ii) be approved by Crocodile Gold and Newmarket, (iii) filed with the Court and, if made following the Crocodile Gold Meeting or Newmarket Meeting, approved by the Court and (iv) communicated to holders of the Newmarket Shares and Crocodile Gold Shares if and as required by the Court.

(b)

Any amendment, modification or supplement to this Plan of Arrangement may be proposed by Crocodile Gold or Newmarket at any time prior to the Crocodile Gold Meeting or Newmarket Meeting (provided that the other Party shall have consented thereto in writing) with or without any other prior notice or communication, and if so proposed and accepted by the Persons voting at the Crocodile Gold Meeting or Newmarket Meeting (other than as may be required under the Interim Order), shall become part of this Plan of Arrangement for all purposes.

(c)

Any amendment, modification or supplement to this Plan of Arrangement that is approved or directed by the Court following the Crocodile Gold Meeting or Newmarket Meeting shall be effective only if (i) it is consented to in writing by each of Crocodile Gold and Newmarket (in each case, acting reasonably), and (ii) if required by the Court, it is consented to by Crocodile Gold Shareholders or Newmarket Shareholders, as applicable, voting in the manner directed by the Court.

(d)

Any amendment, modification or supplement to this Plan of Arrangement may be made following the Effective Date unilaterally by Amalco, provided that it concerns a matter which, in the reasonable opinion of Amalco, is of an administrative nature required to better give effect to the implementation of this Plan of Arrangement and is not adverse to the economic interest of any former holder of Crocodile Gold Shares or Newmarket Shares.

ARTICLE VI
FURTHER ASSURANCES

6.1	Notwithstanding

Notwithstanding that the transactions and events set out herein shall occur and shall be deemed to occur in the order set out in this Plan of Arrangement without any further act or formality, each of the Parties to the Arrangement Agreement shall make, do and execute, or cause to be made, done and executed, all such further acts, deeds, agreements, transfers, assurances, instruments or documents as may reasonably be required by either of them in order further to document or evidence any of the transactions or events set out herein.

APPENDIX A - TO PLAN OF ARRANGEMENT

SHARE TERMS

1.	COMMON SHARES

The rights, privileges, restrictions and conditions attaching to the common shares of Amalco (the “Amalco Shares”) are as follows:

1.1	Voting

Holders of Amalco Shares shall be entitled to receive notice of and to attend any meeting of the shareholders of Amalco and shall be entitled to one vote in respect of each Amalco Share held at such meeting, except a meeting of holders of a particular class or series of shares other than Amalco Shares who are entitled to vote separately as a class or series at such meeting.

1.2	Dividends

Subject to the rights, privileges, restrictions and conditions attaching to any other class of shares of Amalco ranking in priority to or ratably with the Amalco Shares with respect to the payment of dividends, holders of Amalco Shares shall be entitled to receive dividends if, as and when declared by the directors of Amalco out of the assets of Amalco properly applicable to the payment of dividends in such amounts and payable in such manner as the directors of Amalco may from time to time determine.

1.3	Liquidation

In the event of the liquidation, dissolution or winding up of Amalco or any other distribution of the property or assets of Amalco among its shareholders for the purpose of winding up its affairs, holders of Amalco Shares shall, subject to the rights of the holders of any other class of shares of Amalco entitled to receive the property or assets of Amalco upon such a liquidation, dissolution, winding up or other distribution in priority to or ratably with holders of Amalco Shares, be entitled to receive the remaining property and assets of Amalco.

2.	PREFERRED SHARES

The Preferred Shares, as a class, shall have attached thereto the following rights, privileges, restrictions and conditions:

2.1	Directors’ Right to Issue in One or More Series

The Preferred Shares may be issued at any time or from time to time in one or more series. Before any shares of a series are issued, the board of directors of Amalco shall fix the number of shares that will form such series and shall, subject to the limitations set out in the Articles, determine the designation, rights, privileges, restrictions and conditions to be attached to the Preferred Shares of such series, the whole subject to the filing with the Director (as defined in the Business Corporations Act (Ontario) (the “Act”)) of Articles of Amendment containing a description of such series including the rights, privileges, restrictions and conditions determined by the board of directors of Amalco.

2.2	Ranking of the Preferred Shares

The Preferred Shares of each series shall rank on a parity with the Preferred Shares of every other series with respect to dividends and return of capital and shall be entitled to a preference over the Amalco Shares of Amalco and over any other shares ranking junior to the Preferred Shares with respect to priority in payment of dividends and in the distribution of assets in the event of the liquidation, dissolution or winding-up of Amalco, whether voluntary or involuntary, or any other distribution of the assets of Amalco among its shareholders for the purpose of winding up its affairs. If any cumulative dividends, whether or not declared, or declared non-cumulative dividends or amounts payable on return of capital are not paid in full in respect of any series of the Preferred Shares, the Preferred Shares of all series shall participate rateably in respect of such dividends in accordance with the sums that would be payable on such shares if all such dividends were declared and paid in full, and in respect of such return of capital in accordance with the sums that would be payable on such return of capital if all sums so payable were paid in full; provided, however, that if there are insufficient assets to satisfy in full all such claims as aforesaid, the claims of the holders of the Preferred Shares with respect to return of capital shall be paid and satisfied first and any assets remaining thereafter shall be applied towards the payment and satisfaction of claims in respect of dividends. The Preferred Shares of any series may also be given such other preferences not inconsistent with the rights, privileges, restrictions and conditions attached to the Preferred Shares as a class over the Amalco Shares of Amalco and over any other shares ranking junior to the Preferred Shares as may be determined in the case of such series of Preferred Shares.

2.3	Voting Rights

Except as hereinafter referred to or as required by law or unless provision is made in the Articles relating to any series of Preferred Shares that such series is entitled to vote, the holders of the Preferred Shares as a class shall not be entitled as such to receive notice of, to attend or to vote at any meeting of the shareholders of Amalco.

2.4	Amendment with Approval of Holders of Preferred Shares

The rights, privileges, restrictions and conditions attached to the Preferred Shares as a class may be added to, changed or removed but only with the approval of the holders of the Preferred Shares given as hereinafter specified.

2.5	Approval of Holders of the Preferred Shares

The approval of the holders of the Preferred Shares to add to, change or remove any right, privilege, restriction or condition attaching to the Preferred Shares as a class or in respect of any other matter requiring the consent of the holders of the Preferred Shares may be given in such manner as may then be required by law, subject to a minimum requirement that such approval be given by resolution signed by all the holders of the Preferred Shares or passed by the affirmative vote of at least 2/3 of the votes cast at a meeting of the holders of the Preferred Shares duly called for that purpose.

The formalities to be observed with respect to the giving of notice of any such meeting or any adjourned meeting, the quorum required therefor and the conduct thereof shall be those from time to time prescribed by the bylaws of Amalco with respect to meetings of shareholders, or if not so prescribed, as required by the Act as in force at the time of the meeting. On every poll taken at every meeting of the holders of the Preferred Shares as a class, or at any joint meeting of the holders of two or more series of Preferred Shares, each holder of Preferred Shares entitled to vote thereat shall have one vote in respect of each $1.00 of the issue price of each Preferred Share held.

APPENDIX I
AMALCO CORPORATION PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

NEWMARKET GOLD INC.

PRO-FORMA CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
(Expressed in United States dollars)

As at and for the three months ended March 31, 2015
And for the year ended December 31, 2014

NEWMARKET GOLD INC.
PRO-FORMA CONSOLIDATED STATEMENT OF FINANCIAL POSITION
(Unaudited)
(Expressed in United States Dollars)
AS AT MARCH 31, 2015

	Newmarket	Crocodile Gold		Pro-forma	Pro-forma
	Gold Inc.	Corp	Notes	adjustments	consolidated

ASSETS
Current assets
Cash and cash equivalents	$1,187,136	$27,756,436	3 b)	$18,908,890	$28,707,157
			3 b)	(15,790,305)
			3 c)	(3,355,000)

Restricted cash	-	123,971		-	123,971
Receivables	13,081	1,700,414		-	1,713,495
Inventories	-	20,010,421		-	20,010,421
Prepaid expenses and other current assets	12,346	2,845,333		-	2,857,679
Total current assets	1,212,563	52,436,575		(236,415)	53,412,723

Non-current assets
Restricted cash	-	18,569,265		-	18,569,265
Financial deposits	-	2,134,623		-	2,134,623
Mine properties	563,888	94,529,141		-	95,093,029
Property, plant and equipment	-	44,538,915		-	44,538,915
Investments	-	5,695,699		-	5,695,699
Deferred tax assets	-	6,707,232		-	6,707,232

Total assets	$1,776,451	$224,611,450		$(236,415)	$226,151,486

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	$220,860	$25,319,705		$-	$25,540,565
Current portion of long-term debt	-	3,290,556		-	3,290,556
Provisions	-	7,228,852		-	7,228,852
Total current liabilities	220,860	35,839,113		-	36,059,973

Non-current liabilities
Long-term debt	-	23,599,880		-	23,599,880
Provisions	-	33,588,545		-	33,588,545
Total liabilities	220,860	93,027,538		-	93,248,398

SHAREHOLDERS’ EQUITY
Issued capital	5,675,000	311,742,381	3 b)	18,908,890	324,527,369
			3 b)	(15,790,305)
			3 b)	(516,443)
			3 c)	10,182,846
			3 c)	(5,675,000)

Warrants reserves	667,527	10,608,149	3 b)	516,443	12,375,540
			3 c)	(667,527)
			3 c)	1,250,948

Equity reserves	473,944	21,951,251	3 c)	(473,944)	22,368,316
			3 c)	417,065

Accumulated other comprehensive income	(612,882)	(41,096,542)	3 c)	612,882	(41,096,542)

Retained deficit	(4,647,998)	(171,621,327)	3 c)	4,647,998	(185,271,595)
			3 c)	(13,650,268)
Total shareholders’ equity	1,555,591	131,583,912		(236,415)	132,903,088

Total liabilities and shareholders’ equity	$1,776,451	$224,611,450		$(236,415)	$226,151,486

The accompanying notes are an integral part of these pro-forma consolidated financial statements.

NEWMARKET GOLD INC.
PRO-FORMA INTERIM CONSOLIDATED STATEMENT OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)
(Unaudited)
(Expressed in United States dollars)
FOR THE THREE MONTH PERIOD ENDED MARCH 31, 2015

	Newmarket	Crocodile		Pro-forma	Pro-forma
	Gold Inc.	Gold Corp	Notes	adjustments	consolidated
Revenue	$-	$72,896,835		$-	$72,896,835
Cost of operations
Operating expenses	-	(41,321,854)		-	(41,321,854)
Royalty expense	-	(651,072)		-	(651,072)
Depletion and depreciation	-	(11,162,214)		-	(11,162,214)
Total cost of operations	-	(53,135,140)		-	(53,135,140)
Mine operating income	-	19,761,695		-	19,761,695
Expenses
Exploration and evaluation	-	(770,068)		-	(770,068)
Care and maintenance	-	(278,925)		-	(278,925)
Professional, consulting and management fees	(125,664)	(1,291,964)		-	(1,417,628)
Other general and administrative expenses	(312,559)	(216,119)		-	(528,678)
Share-based compensation	(19,575)	(155,267)		-	(174,842)
Other gains	-	193,124		-	193,124
Total expenses	(457,798)	(2,519,219)		-	(2,977,017)
Income (loss) before finance items and income taxes	(457,798)	17,242,476		-	16,784,678
Finance income	1,404	208,728		-	210,132
Finance costs	-	(1,158,784)		-	(1,158,784)
Income (loss) before tax	(456,394)	16,292,420		-	15,836,026
Income tax expense	-	(589,500)		-	(589,500)
Net income (loss) for the period	(456,394)	15,702,920		-	15,246,526
Other comprehensive loss for the period
Items that may be reclassified subsequently to profit and loss:
Unrealized loss on available for sale securities	-	(17,700)		-	(17,700)
Exchange differences on translating foreign operations	(173,344)	(8,037,880)		-	(8,211,224)
Comprehensive income (loss) for the period	$(629,738)	$7,647,340		$-	$7,017,602
Income per share – basic and diluted					$0.11
Weighted average number of shares outstanding:					133,900,241

The accompanying notes are an integral part of these pro-forma consolidated financial statements.

NEWMARKET GOLD INC.
PRO-FORMA CONSOLIDATED STATEMENT OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)
(Unaudited)
(Expressed in United States dollars)
FOR THE YEAR ENDED DECEMBER 31, 2014

	Newmarket	Crocodile			Pro-forma	Pro-forma
	Gold Inc.	Gold Corp	Notes		adjustments	consolidated

Revenue	$-	$282,739,079			$-	$282,739,079

Cost of operations
Operating expenses	-	(201,840,856)			-	(201,840,856)
Royalty expense	-	(193,309)			-	(193,309)
Depletion and depreciation	-	(39,423,794)			-	(39,423,794)
Total cost of operations	-	(241,457,959)			-	(241,457,959)
Mine operating income	-	41,281,120				41,281,120

Expenses
Impairment reversal		8,358,933			-	8,358,933
Exploration and evaluation	-	(2,538,278)	3 a	)	(226,290)	(2,764,568)
Care and maintenance	-	(1,886,554)			-	(1,886,554)
Professional, consulting and management fees	(512,362)	(3,983,923)			-	(4,496,285)
Other general and administrative expenses	(931,816)	(725,896)			-	(1,657,712)
Share-based compensation	(258,700)	(368,165)			-	(626,865)
Other losses	-	(10,166,248)			-	(10,166,248)
Total expenses	(1,702,878)	(11,310,131)			(226,290)	(13,239,299)

Income (loss) before finance items and income taxes	(1,702,878)	29,970,989			(226,290)	28,041,821

Finance income	12,760	1,029,269			-	1,042,029
Finance costs	-	(7,968,150)			-	(7,968,150)
Income (loss) before tax	(1,690,118)	23,032,108			(226,290)	21,115,700
Income tax expense	-	(3,080,175)			-	(3,080,175)
Net income (loss) for the year	(1,690,118)	19,951,933			(226,290)	18,035,525

Other comprehensive loss for the year
Items that may be reclassified subsequently to profit and loss:
Unrealized loss on available for sale securities	-	(818,137)			-	(818,137)
Exchange differences on translating foreign operations	(303,215)	(10,953,842)			-	(11,257,057)
Comprehensive income (loss) for the year	$(1,993,333)	$8,179,954			$(226,290)	$5,960,331
Income per share – basic and diluted						$0.13
Weighted average number of shares outstanding:						133,900,241

The accompanying notes are an integral part of these pro-forma consolidated financial statements.

NEWMARKET GOLD INC.
NOTES TO THE PRO-FORMA CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
(Expressed in United States dollars)
MARCH 31, 2015

1.	BASIS OF PRESENTATION

These unaudited pro-forma consolidated financial statements have been prepared in connection with the proposed transaction as described in Note 2 and compiled from and include:

a)	An unaudited pro-forma consolidated statement of financial position as at March 31, 2015, combining:

i)

the condensed interim consolidated statement of financial position of Newmarket Gold Inc. (“Newmarket”) as at March 31, 2015, derived from the unaudited condensed consolidated interim financial statements of Newmarket; and

ii)

the condensed interim consolidated statement of financial position of Crocodile Gold Corp (“Crocodile Gold”) as at March 31, 2015, derived from the unaudited condensed interim consolidated financial statements of Crocodile Gold.

The unaudited pro-forma consolidated statement of financial position gives effect to the transaction as if it had occurred at March 31, 2015.

b)	An unaudited pro-forma consolidated statement of operations and comprehensive income (loss) for the three month period ended March 31, 2015, combining:

i)

the condensed interim consolidated statement of loss and comprehensive loss for the three month period ended March 31, 2015 of Newmarket derived from the unaudited condensed interim consolidated financial statements of Newmarket; and

ii)

the condensed interim consolidated statement of operations and comprehensive income for the three month period ended March 31, 2015 of Crocodile Gold derived from the unaudited condensed interim consolidated financial statements of Crocodile Gold.

The unaudited pro-forma consolidated statement of operations and comprehensive income (loss) gives effect to the transaction as if it had occurred on January 1, 2014.

c)	An unaudited pro-forma consolidated statement of operations and comprehensive income (loss) for the year ended December 31, 2014, combining:

i)	the consolidated statement of loss and comprehensive loss for the year ended December 31, 2014 of Newmarket derived from the audited consolidated financial statements of Newmarket; and

ii)	the consolidated statement of operations and comprehensive income for the year ended December 31, 2014 of Crocodile Gold derived from the audited consolidated financial statements of Crocodile Gold.

The unaudited pro-forma consolidated statement of operations and comprehensive income (loss) gives effect to the transaction as if it had occurred on January 1, 2014.

The unaudited pro-forma consolidated financial statements should be read in conjunction with the consolidated financial statements and notes thereto of Newmarket and Crocodile Gold described above. The unaudited pro-forma consolidated financial statements are not intended to reflect the results of operations or the financial position of the continuing entity, Newmarket, which would have actually resulted had the proposed transactions been effected on the dates indicated. Further, the unaudited pro-forma financial information is not necessarily indicative of the results of operations that may be obtained in the future.

The pro-forma adjustments and allocations of the purchase price of Newmarket by Crocodile Gold are based in part on estimates of the fair value of the assets acquired and liabilities assumed. The final purchase price allocation will be completed after asset and liability valuations are finalized. The final valuation will be based on the actual assets and liabilities of Newmarket that exist as of the date of completion of the acquisition.

NEWMARKET GOLD INC.
NOTES TO THE PRO-FORMA CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
(Expressed in United States dollars)
MARCH 31, 2015

1.	BASIS OF PRESENTATION – continued

The unaudited pro-forma consolidated financial statements have been compiled using accounting policies consistent with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), as set out in the audited consolidated financial statements of Crocodile Gold for the year ended December 31, 2014.

As at March 31, 2015, the functional and presentation currency of Newmarket was the Canadian Dollar (“C$”). The financial statements of Newmarket have been translated to the presentation currency of the United States Dollar (“US$”). The presentation currency of Newmarket’s financial statements has been translated to US$ in accordance with International Accounting Standard (“IAS”) 21, The Effects of Changes in Foreign Exchange Rates. These guidelines require that assets and liabilities be translated using the exchange rate at the period end, and income, expenses and cash flow items are translated using the rate that approximates the exchange rates at the dates of the transactions (i.e. the average rate for the period). All resulting exchange differences on translation to the presentation currency are included in accumulated other comprehensive income (loss). As such, the following rates have been applied:

	As at	Average for the three	Average for the
Currency translated to USD	March 31,	month period ended	year ended
	2015	March 31, 2015	December 31, 2014

Canadian dollars	0.7895	0.8057	0.9054

The functional currency of Crocodile Gold’s parent company is the Canadian Dollar and the Australian subsidiaries have functional currencies of the Australian Dollar. Crocodile Gold’s presentation currency is the US$ and the above referenced consolidated financial statements of Crocodile Gold have been translated to US$ in accordance with IAS 21 as outlined above.

2.	PROPOSED TRANSACTION

On May 11, 2015, Newmarket and Crocodile Gold, a company listed on the Toronto Stock Exchange under the ticker symbol CRK, entered into a definitive arrangement agreement (the “Arrangement Agreement”) to combine entities (the “Arrangement”), with the new combined entity to be named Newmarket Gold Inc. (“NewCo”). Crocodile Gold and its wholly-owned subsidiaries operate three operating underground gold mines in Australia. Following the completion of the transaction, NewCo will continue under the name Newmarket Gold Inc.

Under the terms of the Arrangement Agreement, each Newmarket shareholder will receive 0.2 of a NewCo common share (“NewCo Share”) for each Newmarket common share (“Newmarket Share”) held. Each Crocodile Gold shareholder will have the option to elect to receive consideration per Crocodile Gold common share (“Crocodile Gold Share”) of:

(i)	0.2456 of a NewCo Share; or

(ii)	C$0.37 in cash, subject to a maximum aggregate cash consideration of C$20 million (the “Crocodile Consideration”).

The cash component of the Crocodile Gold Consideration will be funded from the proceeds of the Private Placement (as discussed below). Assuming full proration, on completion of the transaction and Private Placement financing, it is anticipated that NewCo will have approximately 134 million NewCo Shares issued and outstanding.

The transaction is subject to the approval of Newmarket and Crocodile Gold shareholders, applicable regulatory approvals and the satisfaction of customary conditions. The transaction is expected to close in the third quarter of 2015.

NEWMARKET GOLD INC.
NOTES TO THE PRO-FORMA CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
(Expressed in United States dollars)
MARCH 31, 2015

2.	PROPOSED TRANSACTION – continued

In connection with the above, Newmarket has entered into an underwriting agreement with GMP Securities L.P. on behalf of a syndicate of underwriters (the “Underwriters”) including BMO Capital Markets as co-lead underwriter, to complete a private placement of subscription receipts (the “Subscription Receipts”) for total gross proceeds of approximately C$24.8 million (the “Private Placement”) at a price per Subscription Receipt of C$1.25 (the “Subscription Price”). The Underwriters shall receive (i) a cash commission equal to 5% of the gross proceeds of the Private Placement (other than up to C$10 million in respect of subscription receipts subscribed for by directors and officers of Newmarket or their affiliates of Newmarket on which no cash commission will be payable) and (ii) such number of broker warrants as is equal to 5% of the number of Subscription Receipts sold in the Private Placement, each entitling the holder to acquire one NewCo Share for a period of 18 months following the effective time of the Arrangement at a price equal to the Subscription Price. Concurrently, Newmarket will also complete a non-brokered private placement of Subscription Receipts of $200,000 at a price per Subscription Receipt of C$1.25.

The gross proceeds from the Private Placement will be deposited and held in escrow and shall be released immediately prior to the completion of the transaction upon the satisfaction of certain conditions (the “Release Conditions”) on or before August 31, 2015.

Each Subscription Receipt will entitle the holder thereof to receive five common shares of Newmarket upon satisfaction of the Release Conditions, which five common shares of Newmarket will immediately be exchanged at the effective time of the Arrangement for one NewCo Share in connection with the completion of the Arrangement. Up to C$20 million of the proceeds of the Private Placement will be used to fund the Crocodile Gold Consideration payable to Crocodile Gold shareholders who elect to receive cash in connection with the transaction and the remainder will be used to bolster the working capital position of NewCo upon completion of the transaction. The Subscription Receipts will be subject to a four-month hold period, however, upon closing of the transaction the Subscription Receipts will be automatically exchanged for freely – tradable NewCo Shares.

If the Release Conditions are not satisfied on or before August 31, 2015, or prior to such date, and Newmarket advises the Underwriters or announces to the public that it does not intend to satisfy the Release Conditions, the escrow agent will return to holders of the Subscription Receipts, an amount equal to the aggregate Subscription Price for the Subscription Receipts held by them, together with a pro-rata portion of interest earned on the escrowed proceeds and the Subscription Receipts will be cancelled and of no further force or effect.

The Arrangement Agreement includes customary deal protection provisions, including fiduciary-outs in specified circumstances, a right to match in favour of Newmarket, and non-solicitation provisions in favour of Newmarket. A termination fee in the amount of C$4,000,000 will be paid by Crocodile Gold to Newmarket, should the Arrangement Agreement not be completed in certain circumstances.

3.	PRO-FORMA ADJUSTMENTS AND ASSUMPTIONS

The unaudited pro-forma consolidated financial statements incorporate the following pro-forma assumptions:

a)

Pursuant to the accounting policies of Crocodile Gold, the acquisition of exploration and evaluation assets are accounted for at the initial cost. Exploration and evaluation costs incurred prior to determination of the feasibility of exploration and evaluation assets are expensed as incurred. As such, these pro-forma consolidated financial statements have been adjusted to expense previously capitalized costs associated with exploration and evaluation of mineral property assets on the books of Newmarket that do not qualify for capitalization under the Crocodile Gold accounting policy.

NEWMARKET GOLD INC.
NOTES TO THE PRO-FORMA CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
(Expressed in United States dollars)
MARCH 31, 2015

3.	PRO-FORMA ADJUSTMENTS AND ASSUMPTIONS – continued

b)

As discussed above, Newmarket will complete a concurrent equity financing of 20,000,000 common shares (which reflects a post-consolidation of 1 for 5 common shares) for gross proceeds of C$25,000,000 (the “Financing”). In connection with the Financing, share issue costs are expected to be a cash commission of C$795,000 and estimated other share issuance costs of C$255,000. Net proceeds are estimated to be C$23,950,000 (US$18,908,890). The cash commission on this Financing is payable equal to 5% of the following amount: gross proceeds from the underwriter’s Financing (approximately C$24.8 million) less the intended amount of Subscription Receipts from management and directors of Newmarket on which no cash commission will be payable (approximately C$8.9 million). The pro-forma consolidated financial statements assume the management, directors and officers of Newmarket will subscribe to C$8.9 million (of the maximum allowed C$10 million) in the Financing and therefore will only incur cash commissions on the remaining C$15.9 million of the Financing.

In addition, Newmarket will also issue such number of broker warrants as is equal to 5% of the number of Subscription Receipts sold in the Financing under the underwriting agreement, being 19.84 million common shares (based on a post-consolidation of 1 for 5 common shares). The holder of these broker warrants can acquire one NewCo Share for a period of 18 months following the effective time of the Arrangement at a price equal to the Subscription Price. The total number of broker warrants issued is anticipated to be 992,000 broker warrants to purchase an equal number of NewCo Shares. The fair value of these broker warrants is estimated using the Black-Scholes pricing model with the following assumptions: expected volatility of 80%; risk-free rate of 0.5%; expected dividend yield of 0%; and an expected life of 18 months. The fair value of these broker warrants issued is estimated to be $516,443.

As part of the completing the transaction, up to C$20,000,000 ($15,790,305) of the proceeds used in the Financing will be used to fund the Crocodile Gold Consideration payable to former Crocodile Gold Shareholders who elect to receive cash in connection with the transaction. These pro-forma consolidated financial statements assume the entire C$20 million will be paid in cash in satisfaction of the terms of the transaction.

c)

For accounting purposes, the Arrangement Agreement constitutes an asset acquisition by Crocodile Gold, as Newmarket is not expected to meet the definition of a business, as defined in IFRS 3, Business Combinations. Accordingly, the pro-forma consolidated statement of financial position has been adjusted for the elimination of Newmarket’s share capital, reserves and accumulated deficit within shareholders’ equity.

As a result of this asset acquisition, transaction costs of $13,650,268 have been recorded. This reflects the difference between the estimated fair value of the Crocodile Gold shares to the Newmarket Shareholders less the estimated net fair value of the assets of Newmarket acquired.

In accordance with Crocodile Gold acquiring Newmarket for accounting purposes:

i)	The assets and liabilities of Crocodile Gold are included in the pro-forma consolidated statement of financial position at their carrying values;

ii)

The net assets of Newmarket are included at their estimated fair value of $1,555,591. The mineral property of Newmarket has been assigned a value of $563,888, which includes the acquisition costs and costs incurred on the property since acquisition which is estimated to approximate fair value;

The net assets of Newmarket have been allocated as follows:

Cash and cash equivalents	$1,187,136
Receivables	$13,081
Prepaid expenses and other current assets	$12,346
Mine properties	$563,888
Accounts payable and accrued liabilities	$(220,860)
$1,555,591

NEWMARKET GOLD INC.
NOTES TO THE PRO-FORMA CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
(Expressed in United States dollars)
MARCH 31, 2015

3.	PRO-FORMA ADJUSTMENTS AND ASSUMPTIONS – continued

iii)	The transaction costs of $13,650,268 were determined as follows:

•	The fair value of the shares considered issued to acquire Newmarket under reverse takeover accounting is assumed to be C$12,897,594 calculated as 10,318,075 shares at C$1.25 per share ($10,182,846).

•

The difference between the estimated fair value of $15,205,860, being the consideration paid plus estimated transaction closing costs and the estimated fair value of the warrants and options from Newmarket and assumed by NewCo, less the estimated fair value of the net assets of Newmarket of $1,555,591, amounts to transaction costs of $13,650,268. Total cash transaction costs which are expected to be incurred approximate $3,355,000 which includes exchange fees and professional and consulting fees.

•

The fair value of the warrants from Newmarket and assumed by NewCo are estimated to be $1,250,948. The fair value of these warrants are estimated using the Black-Scholes pricing model with the following assumptions: expected volatility of 80%; risk-free rate of 0.5%; expected dividend yield of 0%; and an expected life of approximately 6 months.

•

The fair value of the options from Newmarket and assumed by NewCo are estimated to be $417,065. The fair value of these options are estimated using the Black-Scholes pricing model with the following assumptions: expected volatility of 80%; risk-free rate of 0.5%; expected dividend yield of 0%; and an expected life ranging from between 3.5 and 4 years.

4.	PRO-FORMA SHARE CAPITAL

Authorized

Unlimited common shares, without par value

	Number of		Warrant	Equity
	Shares	Share Capital	Reserves	Reserves

Opening balance of Crocodile Gold	103,635,078	$311,742,381	$10,608,149	$21,951,251
Issuance of shares on Newmarket acquisition	10,318,075	10,182,846	-	-
Valuation of Newmarket warrants on Transaction	-	-	1,250,948	-
Valuation of Newmarket options on Transaction	-	-	-	417,065
Concurrent Financing	20,000,000	19,737,881	-	-
Financing costs	-	(828,991)	-	-
Newmarket warrants issued for Financing	-	(516,443)	516,443	-
Crocodile Gold Consideration tendered	-	(15,790,305)	-	-
	133,953,153	$324,527,369	$12,375,540	$22,368,316

The opening balance of Crocodile Gold reflects the impact of the Transaction assuming the maximum Crocodile Gold Consideration of C$20 million as discussed in Note 2 is paid as follows:

Outstanding Crocodile Gold Shares at March 31, 2015	476,020,983
Common Shares tendered on Crocodile Gold Consideration	(54,054,054)
421,966,929
Exchange for NewCo shares (as per Note 2)	0.2456

Opening balance of Crocodile Gold above	103,635,078

APPENDIX J
SECTIONS 237 to 247 OF THE BUSINESS CORPORATIONS ACT (BRITISH COLUMBIA) AND
SECTION 185 OF THE BUSINESS CORPORATION ACT (ONTARIO)

SECTIONS 237 to 247 OF THE BUSINESS CORPORATIONS ACT (BRITISH COLUMBIA)
AND SECTION 185 OF THE BUSINESS CORPORATION ACT (ONTARIO)

Sections 237 to 247 of the Business Corporations Act (British Columbia)

Definitions and application

237	(1) In this Division:

"dissenter" means a shareholder who, being entitled to do so, sends written notice of dissent when and as required by section 242;

"notice shares" means, in relation to a notice of dissent, the shares in respect of which dissent is being exercised under the notice of dissent;

"payout value" means,

(a)	in the case of a dissent in respect of a resolution, the fair value that the notice shares had immediately before the passing of the resolution,

(b)

in the case of a dissent in respect of an arrangement approved by a court order made under section 291 (2) (c) that permits dissent, the fair value that the notice shares had immediately before the passing of the resolution adopting the arrangement,

(c)

in the case of a dissent in respect of a matter approved or authorized by any other court order that permits dissent, the fair value that the notice shares had at the time specified by the court order,or

(d)	in the case of a dissent in respect of a community contribution company, the value of the notice shares set out in the regulations,

excluding any appreciation or depreciation in anticipation of the corporate action approved or authorized by the resolution or court order unless exclusion would be inequitable.

(3)	This Division applies to any right of dissent exercisable by a shareholder except to the extent that

(a)	the court orders otherwise, or

(b)	in the case of a right of dissent authorized by a resolution referred to in section 238 (1) (g), the court orders otherwise or the resolution provides otherwise.

Right to dissent

238	(1) A shareholder of a company, whether or not the shareholder's shares carry the right to vote, is entitled to dissent as follows:

(a)	under section 260, in respect of a resolution to alter the articles

(i)	to alter restrictions on the powers of the company or on the business the company is permitted to carry on, or

(ii)	without limiting subparagraph (i), in the case of a community contribution company, to alter any of the company's community purposes within the meaning of section 51.91;

(b)	under section 272, in respect of a resolution to adopt an amalgamation agreement;

(c)	under section 287, in respect of a resolution to approve an amalgamation under Division 4 of Part 9;

(d)	in respect of a resolution to approve an arrangement, the terms of which arrangement permit dissent;

(e)	under section 301 (5), in respect of a resolution to authorize or ratify the sale, lease or other disposition of all or substantially all of the company's undertaking;

(f)	under section 309, in respect of a resolution to authorize the continuation of the company into a jurisdiction other than British Columbia;

(g)	in respect of any other resolution, if dissent is authorized by the resolution;

(h)	in respect of any court order that permits dissent.

(2)	A shareholder wishing to dissent must

(a)	prepare a separate notice of dissent under section 242 for

(i)	the shareholder, if the shareholder is dissenting on the shareholder's own behalf, and

(ii)	each other person who beneficially owns shares registered in the shareholder's name and on whose behalf the shareholder is dissenting,

(b)	identify in each notice of dissent, in accordance with section 242 (4), the person on whose behalf dissent is being exercised in that notice of dissent, and

(c)	dissent with respect to all of the shares, registered in the shareholder's name, of which the person identified under paragraph (b) of this subsection is the beneficial owner.

(3)	Without limiting subsection (2), a person who wishes to have dissent exercised with respect to shares of which the person is the beneficial owner must

(a)	dissent with respect to all of the shares, if any, of which the person is both the registered owner and the beneficial owner, and

(b)	cause each shareholder who is a registered owner of any other shares of which the person is the beneficial owner to dissent with respect to all of those shares.

Waiver of right to dissent

239	(1) A shareholder may not waive generally a right to dissent but may, in writing, waive the right to dissent with respect to a particular corporate action.

(2)	A shareholder wishing to waive a right of dissent with respect to a particular corporate action must

(a)	provide to the company a separate waiver for

(i)	the shareholder, if the shareholder is providing a waiver on the shareholder's own behalf, and

(ii)	each other person who beneficially owns shares registered in the shareholder's name and on whose behalf the shareholder is providing a waiver, and

(b)	identify in each waiver the person on whose behalf the waiver is made.

(3)

If a shareholder waives a right of dissent with respect to a particular corporate action and indicates in the waiver that the right to dissent is being waived on the shareholder's own behalf, the shareholder's right to dissent with respect to the particular corporate action terminates in respect of the shares of which the shareholder is both the registered owner and the beneficial owner, and this Division ceases to apply to

	(a)	the shareholder in respect of the shares of which the shareholder is both the registered owner and the beneficial owner, and

(b)

any other shareholders, who are registered owners of shares beneficially owned by the first mentioned shareholder, in respect of the shares that are beneficially owned by the first mentioned shareholder.

(4)	If a shareholder waives a right of dissent with respect to a particular corporate action and indicates in the waiver that the right to dissent is being waived on behalf of a specified person who beneficially owns shares registered in the name of the shareholder, the right of shareholders who are registered owners of shares beneficially owned by that specified person to dissent on behalf of that specified person with respect to the particular corporate action terminates and this Division ceases to apply to those shareholders in respect of the shares that are beneficially owned by that specified person.

Notice of resolution

240

(1) If a resolution in respect of which a shareholder is entitled to dissent is to be considered at a meeting of shareholders, the company must, at least the prescribed number of days before the date of the proposed meeting, send to each of its shareholders, whether or not their shares carry the right to vote,

(a)	a copy of the proposed resolution, and

(b)	a notice of the meeting that specifies the date of the meeting, and contains a statement advising of the right to send a notice of dissent.

(2)	If a resolution in respect of which a shareholder is entitled to dissent is to be passed as a consent resolution of shareholders or as a resolution of directors and the earliest date on which that resolution can be passed is specified in the resolution or in the statement referred to in paragraph (b), the company may, at least 21 days before that specified date, send to each of its shareholders, whether or not their shares carry the right to vote,

(a)	a copy of the proposed resolution, and

(b)	a statement advising of the right to send a notice of dissent.

(3)

If a resolution in respect of which a shareholder is entitled to dissent was or is to be passed as a resolution of shareholders without the company complying with subsection (1) or (2), or was or is to be passed as a directors' resolution without the company complying with subsection (2), the company must, before or within 14 days after the passing of the resolution, send to each of its shareholders who has not, on behalf of every person who beneficially owns shares registered in the name of the shareholder, consented to the resolution or voted in favour of the resolution, whether or not their shares carry the right to vote,

(a)	a copy of the resolution,

(b)	a statement advising of the right to send a notice of dissent, and

(c)	if the resolution has passed, notification of that fact and the date on which it was passed.

(4)	Nothing in subsection (1), (2) or (3) gives a shareholder a right to vote in a meeting at which, or on a resolution on which, the shareholder would not otherwise be entitled to vote.

Notice of court orders

241

If a court order provides for a right of dissent, the company must, not later than 14 days after the date on which the company receives a copy of the entered order, send to each shareholder who is entitled to exercise that right of dissent

(a)	a copy of the entered order, and

(b)	a statement advising of the right to send a notice of dissent.

Notice of dissent

242	(1) A shareholder intending to dissent in respect of a resolution referred to in section 238 (1) (a), (b), (c), (d), (e) or (f) must,

(a)

if the company has complied with section 240 (1) or (2), send written notice of dissent to the company at least 2 days before the date on which the resolution is to be passed or can be passed, as the case may be,

(b)	if the company has complied with section 240 (3), send written notice of dissent to the company not more than 14 days after receiving the records referred to in that section, or

(c)	if the company has not complied with section 240 (1), (2) or (3), send written notice of dissent to the company not more than 14 days after the later of

(i)	the date on which the shareholder learns that the resolution was passed, and

(ii)	the date on which the shareholder learns that the shareholder is entitled to dissent.

(2)	A shareholder intending to dissent in respect of a resolution referred to in section 238 (1) (g) must send written notice of dissent to the company

(a)	on or before the date specified by the resolution or in the statement referred to in section 240 (2) (b) or (3) (b) as the last date by which notice of dissent must be sent, or

(b)	if the resolution or statement does not specify a date, in accordance with subsection (1) of this section.

(3)	A shareholder intending to dissent under section 238 (1) (h) in respect of a court order that permits dissent must send written notice of dissent to the company

(a)	within the number of days, specified by the court order, after the shareholder receives the records referred to in section 241, or

(b)	if the court order does not specify the number of days referred to in paragraph (a) of this subsection, within 14 days after the shareholder receives the records referred to in section 241.

(4)	A notice of dissent sent under this section must set out the number, and the class and series, if applicable, of the notice shares, and must set out whichever of the following is applicable:

(a)

if the notice shares constitute all of the shares of which the shareholder is both the registered owner and beneficial owner and the shareholder owns no other shares of the company as beneficial owner, a statement to that effect;

(b)

if the notice shares constitute all of the shares of which the shareholder is both the registered owner and beneficial owner but the shareholder owns other shares of the company as beneficial owner, a statement to that effect and

(i)	the names of the registered owners of those other shares,

(ii)	the number, and the class and series, if applicable, of those other shares that are held by each of those registered owners, and

(iii)	a statement that notices of dissent are being, or have been, sent in respect of all of those other shares;

(c)	if dissent is being exercised by the shareholder on behalf of a beneficial owner who is not the dissenting shareholder, a statement to that effect and

(i)	the name and address of the beneficial owner, and

(ii)	a statement that the shareholder is dissenting in relation to all of the shares beneficially owned by the beneficial owner that are registered in the shareholder's name.

(5)

The right of a shareholder to dissent on behalf of a beneficial owner of shares, including the shareholder, terminates and this Division ceases to apply to the shareholder in respect of that beneficial owner if subsections (1) to (4) of this section, as those subsections pertain to that beneficial owner, are not complied with.

Notice of intention to proceed

243	(1) A company that receives a notice of dissent under section 242 from a dissenter must,

(a)	if the company intends to act on the authority of the resolution or court order in respect of which the notice of dissent was sent, send a notice to the dissenter promptly after the later of

(i)	the date on which the company forms the intention to proceed, and

(ii)	the date on which the notice of dissent was received, or

(b)	if the company has acted on the authority of that resolution or court order, promptly send a notice to the dissenter.

(2)	A notice sent under subsection (1) (a) or (b) of this section must

(a)	be dated not earlier than the date on which the notice is sent,

(b)	state that the company intends to act, or has acted, as the case may be, on the authority of the resolution or court order, and

(c)	advise the dissenter of the manner in which dissent is to be completed under section 244.

Completion of dissent

244	(1) A dissenter who receives a notice under section 243 must, if the dissenter wishes to proceed with the dissent, send to the company or its transfer agent for the notice shares, within one month after the date of the notice,

(a)	a written statement that the dissenter requires the company to purchase all of the notice shares,

(b)	the certificates, if any, representing the notice shares, and

(c)	if section 242 (4) (c) applies, a written statement that complies with subsection (2) of this section.

(2)	The written statement referred to in subsection (1) (c) must

(a)	be signed by the beneficial owner on whose behalf dissent is being exercised, and

(b)	set out whether or not the beneficial owner is the beneficial owner of other shares of the company and, if so, set out

(i)	the names of the registered owners of those other shares,

(ii)	the number, and the class and series, if applicable, of those other shares that are held by each of those registered owners, and

(iii)	that dissent is being exercised in respect of all of those other shares.

(3)	After the dissenter has complied with subsection (1),

(a)	the dissenter is deemed to have sold to the company the notice shares, and

(b)	the company is deemed to have purchased those shares, and must comply with section 245, whether or not it is authorized to do so by, and despite any restriction in, its memorandum or articles.

(4)

Unless the court orders otherwise, if the dissenter fails to comply with subsection (1) of this section in relation to notice shares, the right of the dissenter to dissent with respect to those notice shares terminates and this Division, other than section 247, ceases to apply to the dissenter with respect to those notice shares.

(5)

Unless the court orders otherwise, if a person on whose behalf dissent is being exercised in relation to a particular corporate action fails to ensure that every shareholder who is a registered owner of any of the shares beneficially owned by that person complies with subsection (1) of this section, the right of shareholders who are registered owners of shares beneficially owned by that person to dissent on behalf of that person with respect to that corporate action terminates and this Division, other than section 247, ceases to apply to those shareholders in respect of the shares that are beneficially owned by that person.

(6)	A dissenter who has complied with subsection (1) of this section may not vote, or exercise or assert any rights of a shareholder, in respect of the notice shares, other than under this Division.

Payment for notice shares

245	(1) A company and a dissenter who has complied with section 244 (1) may agree on the amount of the payout value of the notice shares and, in that event, the company must

(a)	promptly pay that amount to the dissenter, or

(b)	if subsection (5) of this section applies, promptly send a notice to the dissenter that the company is unable lawfully to pay dissenters for their shares.

(2)	A dissenter who has not entered into an agreement with the company under subsection (1) or the company may apply to the court and the court may

(a)

determine the payout value of the notice shares of those dissenters who have not entered into an agreement with the company under subsection (1), or order that the payout value of those notice shares be established by arbitration or by reference to the registrar, or a referee, of the court,

(b)	join in the application each dissenter, other than a dissenter who has entered into an agreement with the company under subsection (1), who has complied with section 244 (1), and

(c)	make consequential orders and give directions it considers appropriate.

(3)	Promptly after a determination of the payout value for notice shares has been made under subsection (2) (a) of this section, the company must

(a)

pay to each dissenter who has complied with section 244 (1) in relation to those notice shares, other than a dissenter who has entered into an agreement with the company under subsection (1) of this section, the payout value applicable to that dissenter's notice shares, or

(b)	if subsection (5) applies, promptly send a notice to the dissenter that the company is unable lawfully to pay dissenters for their shares.

(4)	If a dissenter receives a notice under subsection (1) (b) or (3) (b),

(a)

the dissenter may, within 30 days after receipt, withdraw the dissenter's notice of dissent, in which case the company is deemed to consent to the withdrawal and this Division, other than section 247, ceases to apply to the dissenter with respect to the notice shares, or

(b)

if the dissenter does not withdraw the notice of dissent in accordance with paragraph (a) of this subsection, the dissenter retains a status as a claimant against the company, to be paid as soon as the company is lawfully able to do so or, in a liquidation, to be ranked subordinate to the rights of creditors of the company but in priority to its shareholders.

(5)	A company must not make a payment to a dissenter under this section if there are reasonable grounds for believing that

(a)	the company is insolvent, or

(b)	the payment would render the company insolvent.

Loss of right to dissent

246

The right of a dissenter to dissent with respect to notice shares terminates and this Division, other than section 247, ceases to apply to the dissenter with respect to those notice shares, if, before payment is made to the dissenter of the full amount of money to which the dissenter is entitled under section 245 in relation to those notice shares, any of the following events occur:

(a)	the corporate action approved or authorized, or to be approved or authorized, by the resolution or court order in respect of which the notice of dissent was sent is abandoned;

(b)	the resolution in respect of which the notice of dissent was sent does not pass;

(c)	the resolution in respect of which the notice of dissent was sent is revoked before the corporate action approved or authorized by that resolution is taken;

(d)	the notice of dissent was sent in respect of a resolution adopting an amalgamation agreement and the amalgamation is abandoned or, by the terms of the agreement, will not proceed;

(e)	the arrangement in respect of which the notice of dissent was sent is abandoned or by its terms will not proceed;

(f)	a court permanently enjoins or sets aside the corporate action approved or authorized by the resolution or court order in respect of which the notice of dissent was sent;

(g)	with respect to the notice shares, the dissenter consents to, or votes in favour of, the resolution in respect of which the notice of dissent was sent;

(h)	the notice of dissent is withdrawn with the written consent of the company;

(i)	the court determines that the dissenter is not entitled to dissent under this Division or that the dissenter is not entitled to dissent with respect to the notice shares under this Division.

Shareholders entitled to return of shares and rights

247	If, under section 244 (4) or (5), 245 (4) (a) or 246, this Division, other than this section, ceases to apply to a dissenter with respect to notice shares,

(a)

the company must return to the dissenter each of the applicable share certificates, if any, sent under section 244 (1) (b) or, if those share certificates are unavailable, replacements for those share certificates,

(b)	the dissenter regains any ability lost under section 244 (6) to vote, or exercise or assert any rights of a shareholder, in respect of the notice shares, and

(c)	the dissenter must return any money that the company paid to the dissenter in respect of the notice shares under, or in purported compliance with, this Division.

Sections 185 of the Business Corporations Act (Ontario)

Rights of dissenting shareholders

185.	(1) Subject to subsection (3) and to sections 186 and 248, if a corporation resolves to,

	(a)	amend its articles under section 168 to add, remove or change restrictions on the issue, transfer or ownership of shares of a class or series of the shares of the corporation;

	(b)	amend its articles under section 168 to add, remove or change any restriction upon the business or businesses that the corporation may carry on or upon the powers that the corporation may exercise;

	(c)	amalgamate with another corporation under sections 175 and 176;

	(d)	be continued under the laws of another jurisdiction under section 181; or

	(e)	sell, lease or exchange all or substantially all its property under subsection 184 (3),

a holder of shares of any class or series entitled to vote on the resolution may dissent.

Idem

(2)

If a corporation resolves to amend its articles in a manner referred to in subsection 170 (1), a holder of shares of any class or series entitled to vote on the amendment under section 168 or 170 may dissent, except in respect of an amendment referred to in,

(a)	clause 170 (1) (a), (b) or (e) where the articles provide that the holders of shares of such class or series are not entitled to dissent; or

(b)	subsection 170 (5) or (6).

One class of shares

(2.1)	The right to dissent described in subsection (2) applies even if there is only one class of shares. 2006, c. 34, Sched. B, s. 35.

Exception

(3)	A shareholder of a corporation incorporated before the 29th day of July, 1983 is not entitled to dissent under this section in respect of an amendment of the articles of the corporation to the extent that the amendment,

(a)	amends the express terms of any provision of the articles of the corporation to conform to the terms of the provision as deemed to be amended by section 277; or

(b)	deletes from the articles of the corporation all of the objects of the corporation set out in its articles, provided that the deletion is made by the 29th day of July, 1986.

Shareholder’s right to be paid fair value

(4)	In addition to any other right the shareholder may have, but subject to subsection (30), a shareholder who complies with this section is entitled, when the action approved by the resolution from which the shareholder dissents becomes effective, to be paid by the corporation the fair value of the shares held by the shareholder in respect of which the shareholder dissents, determined as of the close of business on the day before the resolution was adopted.

No partial dissent

(5)	A dissenting shareholder may only claim under this section with respect to all the shares of a class held by the dissenting shareholder on behalf of any one beneficial owner and registered in the name of the dissenting shareholder.

Objection

(6)	A dissenting shareholder shall send to the corporation, at or before any meeting of shareholders at which a resolution referred to in subsection (1) or (2) is to be voted on, a written objection to the resolution, unless the corporation did not give notice to the shareholder of the purpose of the meeting or of the shareholder’s right to dissent.

Idem

(7)	The execution or exercise of a proxy does not constitute a written objection for purposes of subsection (6).

Notice of adoption of resolution

(8)

The corporation shall, within ten days after the shareholders adopt the resolution, send to each shareholder who has filed the objection referred to in subsection (6) notice that the resolution has been adopted, but such notice is not required to be sent to any shareholder who voted for the resolution or who has withdrawn the objection.

Idem

(9)	A notice sent under subsection (8) shall set out the rights of the dissenting shareholder and the procedures to be followed to exercise those rights.

Demand for payment of fair value

(10)	A dissenting shareholder entitled to receive notice under subsection (8) shall, within twenty days after receiving such notice, or, if the shareholder does not receive such notice, within twenty days after learning that the resolution has been adopted, send to the corporation a written notice containing,

(a)	the shareholder’s name and address;

(b)	the number and class of shares in respect of which the shareholder dissents; and

(c)	a demand for payment of the fair value of such shares.

Certificates to be sent in

(11)	Not later than the thirtieth day after the sending of a notice under subsection (10), a dissenting shareholder shall send the certificates representing the shares in respect of which the shareholder dissents to the corporation or its transfer agent.

Note: On a day to be named by proclamation of the Lieutenant Governor, subsection (11) is amended by striking out “the certificates representing” and substituting “the certificates, if any, representing”. See: 2011, c. 1, Sched. 2, ss. 1 (9), 9 (2).

Idem

(12)	A dissenting shareholder who fails to comply with subsections (6), (10) and (11) has no right to make a claim under this section.

Endorsement on certificate

(13)	A corporation or its transfer agent shall endorse on any share certificate received under subsection (11) a notice that the holder is a dissenting shareholder under this section and shall return forthwith the share certificates to the dissenting shareholder.

Rights of dissenting shareholder

(14)

On sending a notice under subsection (10), a dissenting shareholder ceases to have any rights as a shareholder other than the right to be paid the fair value of the shares as determined under this section except where,

(a)	the dissenting shareholder withdraws notice before the corporation makes an offer under subsection (15);

(b)	the corporation fails to make an offer in accordance with subsection (15) and the dissenting shareholder withdraws notice; or

(c)

the directors revoke a resolution to amend the articles under subsection 168 (3), terminate an amalgamation agreement under subsection 176 (5) or an application for continuance under subsection 181 (5), or abandon a sale, lease or exchange under subsection 184 (8), in which case the dissenting shareholder’s rights are reinstated as of the date the dissenting shareholder sent the notice referred to in subsection (10), and the dissenting shareholder is entitled, upon presentation and surrender to the corporation or its transfer agent of any certificate representing the shares that has been endorsed in accordance with subsection (13), to be issued a new certificate representing the same number of shares as the certificate so presented, without payment of any fee.

Note: On a day to be named by proclamation of the Lieutenant Governor, subsection (14) is amended by striking out “and the dissenting shareholder is entitled, upon presentation and surrender to the corporation or its transfer agent of any certificate representing the shares that has been endorsed in accordance with subsection (13), to be issued a new certificate representing the same number of shares as the certificate so presented, without payment of any fee” at the end. See: 2011, c. 1, Sched. 2, ss. 1 (10), 9 (2).

Note: On a day to be named by proclamation of the Lieutenant Governor, section 185 is amended by adding the following subsections:

Same

(14.1)           A dissenting shareholder whose rights are reinstated under subsection (14) is entitled, upon presentation and surrender to the corporation or its transfer agent of any share certificate that has been endorsed in accordance with subsection (13),

(a)	to be issued, without payment of any fee, a new certificate representing the same number, class and series of shares as the certificate so surrendered; or

(b)	if a resolution is passed by the directors under subsection 54 (2) with respect to that class and series of shares,

(i)	to be issued the same number, class and series of uncertificated shares as represented by the certificate so surrendered, and

(ii)	to be sent the notice referred to in subsection 54 (3).

Same

(14.2)	A dissenting shareholder whose rights are reinstated under subsection (14) and who held uncertificated shares at the time of sending a notice to the corporation under subsection (10) is entitled,

(a)	to be issued the same number, class and series of uncertificated shares as those held by the dissenting shareholder at the time of sending the notice under subsection (10); and

(b)	to be sent the notice referred to in subsection 54 (3).

Offer to pay

(15)

A corporation shall, not later than seven days after the later of the day on which the action approved by the resolution is effective or the day the corporation received the notice referred to in subsection (10), send to each dissenting shareholder who has sent such notice,

(a)

a written offer to pay for the dissenting shareholder’s shares in an amount considered by the directors of the corporation to be the fair value thereof, accompanied by a statement showing how the fair value was determined; or

(b)	if subsection (30) applies, a notification that it is unable lawfully to pay dissenting shareholders for their shares.

Idem

(16)	Every offer made under subsection (15) for shares of the same class or series shall be on the same terms.

Idem

(17)

Subject to subsection (30), a corporation shall pay for the shares of a dissenting shareholder within ten days after an offer made under subsection (15) has been accepted, but any such offer lapses if the corporation does not receive an acceptance thereof within thirty days after the offer has been made.

Application to court to fix fair value

(18)

Where a corporation fails to make an offer under subsection (15) or if a dissenting shareholder fails to accept an offer, the corporation may, within fifty days after the action approved by the resolution is effective or within such further period as the court may allow, apply to the court to fix a fair value for the shares of any dissenting shareholder.

Idem

(19)

If a corporation fails to apply to the court under subsection (18), a dissenting shareholder may apply to the court for the same purpose within a further period of twenty days or within such further period as the court may allow.

Idem

(20)	A dissenting shareholder is not required to give security for costs in an application made under subsection (18) or (19).

Costs

(21)	If a corporation fails to comply with subsection (15), then the costs of a shareholder application under subsection (19) are to be borne by the corporation unless the court otherwise orders.

Notice to shareholders

(22)

Before making application to the court under subsection (18) or not later than seven days after receiving notice of an application to the court under subsection (19), as the case may be, a corporation shall give notice to each dissenting shareholder who, at the date upon which the notice is given,

(a)	has sent to the corporation the notice referred to in subsection (10); and

(b)	has not accepted an offer made by the corporation under subsection (15), if such an offer was made,

of the date, place and consequences of the application and of the dissenting shareholder’s right to appear and be heard in person or by counsel, and a similar notice shall be given to each dissenting shareholder who, after the date of such first mentioned notice and before termination of the proceedings commenced by the application, satisfies the conditions set out in clauses (a) and (b) within three days after the dissenting shareholder satisfies such conditions.

Parties joined

(23)

All dissenting shareholders who satisfy the conditions set out in clauses (22)(a) and (b) shall be deemed to be joined as parties to an application under subsection (18) or (19) on the later of the date upon which the application is brought and the date upon which they satisfy the conditions, and shall be bound by the decision rendered by the court in the proceedings commenced by the application.

Idem

(24)

Upon an application to the court under subsection (18) or (19), the court may determine whether any other person is a dissenting shareholder who should be joined as a party, and the court shall fix a fair value for the shares of all dissenting shareholders.

Appraisers

(25)	The court may in its discretion appoint one or more appraisers to assist the court to fix a fair value for the shares of the dissenting shareholders.

Final order

(26)

The final order of the court in the proceedings commenced by an application under subsection (18) or (19) shall be rendered against the corporation and in favour of each dissenting shareholder who, whether before or after the date of the order, complies with the conditions set out in clauses (22) (a) and (b).

Interest

(27)	The court may in its discretion allow a reasonable rate of interest on the amount payable to each dissenting shareholder from the date the action approved by the resolution is effective until the date of payment.

Where corporation unable to pay

(28)

Where subsection (30) applies, the corporation shall, within ten days after the pronouncement of an order under subsection (26), notify each dissenting shareholder that it is unable lawfully to pay dissenting shareholders for their shares.

Idem

(29)	Where subsection (30) applies, a dissenting shareholder, by written notice sent to the corporation within thirty days after receiving a notice under subsection (28), may,

(a)	withdraw a notice of dissent, in which case the corporation is deemed to consent to the withdrawal and the shareholder’s full rights are reinstated; or

(b)

retain a status as a claimant against the corporation, to be paid as soon as the corporation is lawfully able to do so or, in a liquidation, to be ranked subordinate to the rights of creditors of the corporation but in priority to its shareholders.

Idem

(30)	A corporation shall not make a payment to a dissenting shareholder under this section if there are reasonable grounds for believing that,

(a)	the corporation is or, after the payment, would be unable to pay its liabilities as they become due; or

(b)	the realizable value of the corporation’s assets would thereby be less than the aggregate of its liabilities.

Court order

(31)

Upon application by a corporation that proposes to take any of the actions referred to in subsection (1) or (2), the court may, if satisfied that the proposed action is not in all the circumstances one that should give rise to the rights arising under subsection (4), by order declare that those rights will not arise upon the taking of the proposed action, and the order may be subject to compliance upon such terms and conditions as the court thinks fit and, if the corporation is an offering corporation, notice of any such application and a copy of any order made by the court upon such application shall be served upon the Commission.

Commission may appear

(32)	The Commission may appoint counsel to assist the court upon the hearing of an application under subsection (31), if the corporation is an offering corporation.

APPENDIX K
AMALCO OPTION PLAN

NEWMARKET GOLD INC.

INCENTIVE STOCK OPTION PLAN

ARTICLE I
INTRODUCTION

1.1	Purpose of Plan

The principal purposes of this Plan is to secure for the Company and its shareholders the benefits of incentive inherent in the share ownership by the Directors, key Employees and Consultants of the Company and its Subsidiaries who, in the judgment of the Board, will be largely responsible for its future growth and success. It is generally recognized that a stock option plan of the nature provided for herein aids in retaining and encouraging Employees and Directors of exceptional ability because of the opportunity offered them to acquire a proprietary interest in the Company.

1.2	Definitions

(a)	“Affiliate” means any corporation that is an affiliate of the Company as defined in National Instrument 45-106 – Prospectus and Registration Exemptions, as may be amended from time to time.

(b)	“Associate” of any person or company, is as defined in the Securities Act, as may be amended from time to time.

(c)	“Award Agreement” means the commitment or grant of an Option delivered by the Company hereunder to an Optionee and substantially in the form of Exhibit A hereto.

(d)	“Board” means the board of directors of the Company, or any committee of the board of directors to which the duties of the board of directors hereunder are delegated.

(e)	“Change of Control” means the occurrence of any one or more of the following events:

(i)

a consolidation, merger, amalgamation, arrangement or other reorganization or acquisition involving the Company or any of its Affiliates and another corporation or other entity, as a result of which the holders of Shares immediately prior to the completion of the transaction hold less than 50% of the outstanding shares of the successor corporation immediately after completion of the transaction;

(ii)

the sale, lease, exchange or other disposition, in a single transaction or a series of related transactions, of all or substantially all of the assets, rights or properties of the Company and its Subsidiaries on a consolidated basis to any other person or entity, other than transactions among the Company and its Subsidiaries;

(iii)	a resolution is adopted to wind-up, dissolve or liquidate the Company;

(iv)

any person, entity or group of persons or entities acting jointly or in concert (the “Acquiror”) acquires, or acquires control (including, without limitation, the power to vote or direct the voting) of, voting securities of the Company which, when added to the voting securities owned of record or beneficially by the Acquiror or which the Acquiror has the right to vote or in respect of which the Acquiror has the right to direct the voting, would entitle the Acquiror and/or Associates and/or Affiliates of the Acquiror to cast or direct the casting of 50% or more of the votes attached to all of the Company’s outstanding voting securities which may be cast to elect directors of the Company or the successor corporation (regardless of whether a meeting has been called to elect directors);

(v)

as a result of or in connection with: (A) a contested election of directors of the Company; or (B) a consolidation, merger, amalgamation, arrangement or other reorganization or acquisition involving the Company or any of its Affiliates and another corporation or other entity (a “Transaction”), fewer than 50% of the Directors are persons who were directors of the Company immediately prior to such Transaction; or

(vi)	the Board adopts a resolution to the effect that a Change of Control as defined herein has occurred or is imminent.

For the purposes of the foregoing definition of Change of Control, “voting securities” means Shares and any other shares entitled to vote for the election of directors of the Company and shall include any security, whether or not issued by the Company, which are not shares entitled to vote for the election of directors but are convertible into or exchangeable for shares which are entitled to vote for the election of directors, including any options or rights to purchase such shares or securities.

(f)	“Company ” means Newmarket Gold Inc. and includes any successor corporation thereof.

(g)	“Consultant” means, in relation to the Company, an individual or a consultant company, other than an Employee, Director or Officer of the Company, that:

(i)

is engaged to provide on a continuous bona fide basis, consulting, technical, management or other services to the Company or to an Affiliate of the Company, other than services provided in relation to a distribution;

(ii)	provides the services under a written contract between the Company or the Affiliate and the individual or the consultant company;

(iii)	in the reasonable opinion of the Company, spends or will spend a significant amount of time and attention on the affairs and business of the Company or an Affiliate of the Company; and

(iv)	has a relationship with the Company or an Affiliate of the Company that enables the individual to be knowledgeable about the business and affairs of the Company.

(h)	“Consultant Company” means for an individual Consultant, a company or partnership of which the individual is an employee, shareholder or partner.

(i)	“Director” means a director of the Company or any of its Subsidiaries.

(j)

“Disability ” means where the Participant: (i) is to a substantial degree unable, due to illness, disease, affliction, mental or physical disability or similar cause, to fulfill his or her obligations as an officer or employee of the Company either for any consecutive 12 month period or for any period of 18 months (whether or not consecutive) in any consecutive 24 month period; or (ii) is declared by a court of competent jurisdiction to be mentally incompetent or incapable of managing his affairs;

(k)

“Disinterested Shareholder Approval” means approval by a majority of the votes cast by all the Company’s shareholders at a duly constituted shareholders’ meeting, excluding votes attached to shares of the Company beneficially owned by Insiders of the Company to whom Options may be granted under the Plan and their Associates.

(l)

“Eligible Person” means an Employee, Director or Officer of the Company or any of its Subsidiaries or Affiliates, Consultant, and a Management Company Employee, and, except in relation to a Consultant Company, includes a company that is wholly-owned by such persons.

(m)

“Employee” means an individual who is a bona fide employee of the Company or of any Subsidiary of the Company and includes a bona fide permanent part-time employee of the Company or any Subsidiary of the Company.

(n)	“Exchange” means, as the context requires, the TSX, or any other stock exchange on which the Shares are listed for trading at the relevant time.

(o)	“Exchanged Share” means a security that is exchanged for a Share in a Change of Control.

(p)

“Exchanged Share Price” means the product of the Share to Exchanged Share ratio multiplied by the five day volume weighted average price of the Exchanged Shares on an exchange for the period ending one day prior to the effective time of the Change of Control, or, in the case of Exchanged Shares that are not listed or quoted for trading, the fair value of those Exchanged Shares, as determined by the Board as of the day immediately preceding the effective time of the Change of Control.

(q)

“In the Money Amount” means: (a) in the case of a Change of Control in which the holders of Shares will receive only cash consideration, the difference between the exercise price of an Option and the cash consideration paid per Share pursuant to that Change of Control; (b) in the case of a Change of Control in which the holders of Shares will receive Exchanged Shares, the difference between the exercise price of an Option and the Exchanged Share Price; or (c) in the case of a Change of Control in which the holders of Shares will receive cash consideration and Exchanged Shares per Share, the difference between the exercise price of an Option and the sum of the cash consideration paid per Share plus the Exchanged Share Price.

(r)	“Insider” has the meaning ascribed to such term in the TSX Company Manual.

(s)

“Management Company Employee” means an individual who is a bona fide employee of a company providing management services to the Company, which are required for the ongoing successful operation of the business enterprise of the Company.

(t)

“Market Price” as at any date in respect of the Shares shall be the closing price of the Shares on the TSX, or if the Shares are not then listed on the TSX, on the principal stock exchange on which such Shares are traded, on the trading day of the Option grant. In the event that the Shares are not then listed and posted for trading on a stock exchange, the Market Price shall be the fair market value of such Shares as determined by the Board in its sole discretion.

(u)	“non-employee director” means a director who is not also an officer of the Company.

(v)	“Officer ” means a senior officer of the Company or any of its Subsidiaries.

(w)	“Option” shall mean an option granted under the terms of the Plan.

(x)	“Optionee ” shall mean a Participant to whom an Option has been granted under the terms of the Plan.

(y)	“Participant” means an Eligible Person who has been granted an Option pursuant to, and in accordance with the terms of, the Plan.

(z)	“Plan ” means the Incentive Stock Option Plan, as may be amended from time to time.

(aa)	“Resignation” means the cessation of employment (as an Officer or Employee) of the Participant with the Company or an Affiliate as a result of resignation, other than as a result of Retirement.

(bb)

“Retirement” means the Participant ceasing to be an Employee or Officer of the Company or an Affiliate in accordance with the retirement policies of the Company or any Subsidiary, if any, or such other time as the Company may agree with the Participant.

(cc)	“Securities Act” means the Securities Act, R.S.O. 1990, Chapter S.5, as amended from time to time.

(dd)	“Shares” mean the common shares in the capital of the Company.

(ee)	“Subsidiary” means a corporation which is a subsidiary of the Company defined under the Securities Act.

(ff)	“Termination With Cause” means the termination of employment (as an Officer or Employee) of the Participant with cause by the Company or an Affiliate (and does not include Resignation or Retirement).

(gg)

“Termination Without Cause” means the termination of employment (as an Officer or Employee) of the Participant without cause by the Company or an Affiliate (and does not include Resignation or Retirement) and, in the case of an Officer, includes the removal of or failure to reappoint the Participant as an Officer of the Company or an Affiliate.

(hh)	“TSX” means the Toronto Stock Exchange.

ARTICLE II
STOCK OPTION PLAN

2.1	Participation

Options to purchase Shares may be granted hereunder to Eligible Persons.

2.2	Determination of Option Recipients

The Board shall make all necessary or desirable determinations regarding the granting of Options to Eligible Persons and may take into consideration the present and potential contributions of a particular Eligible Person to the success of the Company and any other factors which it may deem proper and relevant.

2.3	Exercise Price

The exercise price per Share under an Option shall be determined by the Board but, in any event, shall not be lower than the Market Price of the Shares of the Company on the date of grant of the Options.

2.4	Grant of Options

The Board may at any time authorize the granting of Options to such Eligible Persons as it may select for the number of Shares that it shall designate, subject to the provisions of the Plan. The date of each grant of Options shall be determined by the Board when the grant is authorized.

2.5	Award Agreement

Each Option granted to an Optionee shall be evidenced by an Award Agreement detailing the terms of the Option and upon delivery of the Award Agreement to the Optionee by the Company, the Optionee shall have the right to purchase the Shares underlying the Option at the exercise price set out therein, subject to any provisions as to the vesting of the Option.

2.6	Term of Options

The period within which Options may be exercised and the number of Options which may be exercised in any such period shall be determined by the Board at the time of granting the Options provided, however, that all Options must be exercisable during a period not extending beyond five (5) years from the date of the Option grant. Notwithstanding the foregoing, in the event that the expiry of an Option period falls within, or within two (2) days of, a trading blackout period imposed by the Company (the “Blackout Period”), the expiry date of such Option shall be automatically extended to the 10th business day following the end of the Blackout Period.

2.7	Exercise of Options

Subject to the provisions of the Plan, an Option may be exercised from time to time by delivery to the Company of a written notice of exercise specifying the number of Shares with respect to which the Option is being exercised and accompanied by payment in full of the exercise price of the Shares to be purchased. Certificates for such Shares shall be issued and delivered to the Optionee within a reasonable time following the receipt of such notice and payment.

2.8	Vesting

Options granted pursuant to the Plan shall vest and become exercisable by an Optionee at such time or times as may be determined by the Board at the date of the Option grant and as indicated in the Option Commitment related thereto.

2.9	Lapsed Options

If Options are surrendered, terminated or expire without being exercised, in whole or in part, new Options may be granted covering the Shares not purchased under such lapsed Options.

2.10	Change of Control

In the event of a Change of Control, the vesting of all Options and the time for the fulfilment of any conditions or restrictions on such vesting shall be accelerated to a date or time immediately prior to the effective time of the Change of Control and the Board, in its sole discretion, may authorize and implement any one or more of the following additional courses of action:

(a)	terminating without any payment or other consideration, any Options not exercised or surrendered by the effective time of the Change of Control;

(b)

causing the Company to offer to acquire from each Participant his or her Options for a cash payment equal to the In the Money Amount, and any Options not so surrendered or exercised by the effective time of the Change of Control will be deemed to have expired; and

(c)

an Option granted under this Plan be exchanged for an option to acquire, for the same exercise price, that number and type of securities as would be distributed to the Participant in respect of the Shares issued to the Participant had he or she exercised the Option prior to the effective time of the Change of Control, provided that any such replacement option must provide that it survives for a period of not less than one year from the effective time of the Change of Control, regardless of the continuing directorship, officership or employment of the Participant.

For greater certainty, and notwithstanding anything else to the contrary contained in this Plan, the Board shall have the power, in its sole discretion, in any Change of Control which may or has occurred, to make such arrangements as it shall deem appropriate for the exercise of outstanding Options including, without limitation, to modify the terms of this Plan and/or the Options as contemplated above. If the Board exercises such power, the Options shall be deemed to have been amended to permit the exercise thereof in whole or in part by the Participant at any time or from time to time as determined by the Board prior to or in conjunction with completion of the Change of Control.

2.11	Death or Disability of Optionee

Subject to the Board determining otherwise, in the event of:

(a)

the death of a Participant, any unvested Options held by such Participant will automatically vest and become exercisable on the date of death of such Participant and all Options shall be exercisable for a period of 12 months after the date of death, subject to the expiration of such Options occurring prior to the end of such 12-month period; or

(b)

the Disability of a Participant, any unvested Options held by such Participant will automatically vest and become exercisable on the date on which the Participant is determined to be totally disabled and all Options shall be exercisable for a period of 12 months after the date the Participant is determined to be totally disabled, subject to the expiration of such Options occurring prior to the end of such 12-month period.

2.12	Retirement

Subject to the Board determining otherwise, in the event of Retirement of a Participant, any unvested Options held by such Participant will automatically vest and become exercisable on the date of Retirement and all Options shall be exercisable for a period of 12 months after the date of Retirement, subject to the expiration of such Options occurring prior to the end of such 12-month period.

2.13	Termination Without Cause

Subject to the Board determining otherwise, in the event of Termination Without Cause of a Participant, any vested Options held by such Participant shall be exercisable for a period of 90 days after the date of Termination Without Cause, subject to the expiration of such Options occurring prior to the end of such 90-day period, and any unvested Options held by such Participant shall become void and the Participant shall have no entitlement and will forfeit any rights to any issuance of Shares under this Plan in connection with such unvested Options.

For greater certainty, the date of Termination Without Cause shall mean the date the Participant ceases providing services to the Company or an Affiliate regardless of the reasons therefore and, for greater clarity, such date shall be as specified in the notice of termination from the Company or an Affiliate and shall not include or be deemed to include any period of notice of termination to which the Participant may be entitled under contract, statute, common law or otherwise.

2.14	Resignation

Subject to the Board determining otherwise, in the event of Resignation of a Participant, all of the Participant’s Options that have vested shall be exercisable for a period of 90 days after the date of Resignation, subject to the expiration of such Options occurring prior to the end of such 90-day period, and any unvested Options held by such Participant shall become void on the date of Resignation.

2.15	Termination With Cause

In the event of Termination With Cause of a Participant, all of the Participant’s Options shall become void and the Participant shall have no entitlement and will forfeit any rights to any issuance of Shares under Options awarded under this Plan, except as may otherwise be stipulated in the Participant’s Award Agreement, employment agreement or as may otherwise be determined by the Board in its sole and absolute discretion.

2.16	Effect of Take-Over Bid

If a bona fide offer (the “Offer”) for Shares is made to shareholders generally (or to a class of shareholders that would include the Participant), which Offer, if accepted in whole or in part, would result in the offeror (the “Offeror”) exercising control over the Company within the meaning of the Securities Act, then the Company shall, as soon as practicable following receipt of the Offer, notify each Participant of the full particulars of the Offer. The Board will have the sole discretion to amend, abridge or otherwise eliminate any vesting schedule related to each Participant’s Options so that notwithstanding the other terms of this Plan, such Option may be conditionally exercised in whole or in part by the Optionee and the underlying Shares may be conditionally issued to each such Participant so (and only so) as to permit the Participant to tender the Shares received in connection with the exercise of the Options pursuant to the Offer. If:

(a)	the Offer is not complied with in the time specified therein;

(b)	the Participant does not tender the Shares underlying the Options pursuant to the Offer; or

(c)	all of the Shares tendered by the Participant pursuant to the Offer are not taken up and paid for by the Offeror,

then at the discretion of the Board, the Options shall be deemed not to have been exercised and the Shares or, in the case of clause (c) above, the Shares that are not taken up and paid for, shall be deemed not to have been issued and will be reinstated as authorized but unissued Shares and the Options shall be reinstated and the terms of the Options as set forth in this Plan and the applicable Award Agreement shall again apply to the Options. If any Shares are returned to the Company under this Section, the Company shall refund the exercise price to the Optionee for such Shares without interest or deduction.

2.17	Adjustment in Shares Subject to the Plan

In the event there is any change in the Shares, whether by reason of a stock dividend, consolidation, subdivision, reclassification or otherwise, an appropriate adjustment shall be made by the Board, in its sole discretion, to the exercise price of any outstanding Options as well as the number of Shares which may be issued upon exercise of the Options to reflect such changes. If the foregoing adjustment shall result in a fractional Share, the fraction shall be disregarded. All such adjustments shall be conclusive, final and binding for all purposes of this Plan.

ARTICLE III
GENERAL

3.1	Maximum Number of Shares

(a)

The maximum number of Shares made available for issuance from treasury under this Plan or any other security based compensation arrangement (pre-existing or otherwise), subject to adjustments pursuant to Section 2.17 of this Plan, shall not exceed 20,000,000 Shares (including Shares underlying outstanding Options). Any Option which has been cancelled or terminated prior to exercise in accordance with the terms of the Plan will again be available under the Plan.

(b)

The grant of Options under the Plan is subject to the number of the Shares: (i) issued to insiders of the Company, within any one (1) year period, and (ii) issuable to Insiders of the Company, at any time, under the Plan, or when combined with all of the Company’s other security based compensation arrangements, shall not exceed 10% of the Company’s total issued and outstanding Shares, respectively. For the purposes of this Plan, “security based compensation arrangement” shall have the meaning set out in the TSX Company Manual.

For the purposes of this Section 3.1, the number of Shares then outstanding shall mean the number of Shares outstanding on a non-diluted basis on the date immediately prior to the proposed grant date of the applicable Options.

3.2	Transferability

Options are not assignable or transferable other than by will or by the applicable laws of descent. During the lifetime of an Optionee, all Options may only be exercised by the Optionee.

3.3	Employment

Nothing contained in the Plan shall confer upon any Optionee any right with respect to employment or continuance of employment with the Company or any Subsidiary, or interfere in any way with the right of the Company or any Subsidiary, to terminate the Optionee’s employment at any time. Participation in the Plan by an Optionee is voluntary.

3.4	No Shareholder Rights

An Optionee shall not have any rights as a shareholder of the Company with respect to any of the Shares covered by an Option until the Optionee exercises such Option in accordance with the terms of the Plan and the issuance of the Shares by the Company.

3.5	Record Keeping

The Company shall maintain a register in which shall be recorded the name and address of each Optionee, the number of Options granted to an Optionee, the details thereof and the number of Options outstanding.

3.6	Necessary Approvals

The Plan shall be effective at the effective time of the arrangement of Newmarket Gold Inc. and Crocodile Gold Corp. following the approval of both the board of directors and the shareholders of each of Newmarket Gold Inc. and Crocodile Gold Corp. by ordinary resolution. The obligation of the Company to sell and deliver Shares in accordance with the Plan is subject to the approval of any governmental authority having jurisdiction or the Exchange which may be required in connection with the authorization, issuance or sale of such Shares by the Company. If any Shares cannot be issued to any Optionee for any reason including, without limitation, the failure to obtain such approval, then the obligation of the Company to issue such Shares shall terminate and any exercise price paid by an Optionee to the Company shall be returned to the Optionee without interest or deduction.

3.7	Delegation to Committee

All of the powers exercisable hereunder by the Board may, to the extent permitted by applicable law and by resolution of the Board, be exercised by the Compensation Committee of the Board, or such other committee as the Board may determine from time to time. The directors of such committee shall not be employees of the Company so long as they are on such committee.

3.8	Administration of the Plan

The Board is authorized to interpret the Plan from time to time and to adopt, amend and rescind rules and regulations for carrying out the Plan. The interpretation and construction of any provision of the Plan by the Board shall be final and conclusive. Administration of the Plan shall be the responsibility of the appropriate Officers of the Company and all costs in respect thereof shall be paid by the Company.

3.9	Income Taxes

The Company or its Affiliates may take such steps as are considered necessary or appropriate for the withholding of any taxes or other source deduction which the Company or its Affiliate is required by any law or regulation of any governmental authority whatsoever to withhold in connection with this Plan, including a sale on behalf of a Participant, of a sufficient number of Shares to fund such withholding obligation or withholding from other remuneration owing to the Participant.

3.10	Tax Election

The Corporation shall not deduct for purposes of the Income Tax Act (Canada) any cash payment that may be made to a Participant on the surrender of an Option as a result of any course of action undertaken under Section 2.10 or otherwise, if such deduction would preclude such Participant from realizing the benefit of a deduction under paragraph 110(1)(d) of the Income Tax Act (Canada) or any successor provision thereof. In such a situation, the Corporation shall make the necessary elections, filings and provide copies of such filings to such Participant, as required by subsection 110(1.1) of the Income Tax Act (Canada).

3.11	Amendments to the Plan

The Board may from time to time in its sole discretion, and without shareholder approval, amend, modify and change the provisions of this Plan and any Award Agreement, in connection with (without limitation):

(a)	amendments of a housekeeping nature;

(b)	the addition or a change to any vesting provisions of an Option;

(c)	changes to the termination provisions of an Option or the Plan which do not entail an extension beyond the original expiry date;

(d)	the addition of a cashless exercise feature, payable in cash or securities, whether or not providing for a full deduction of the number of underlying Shares from the Plan reserves; and

(e)	amendments to reflect changes to applicable securities or tax laws.

However, other than as set out above, any amendment, modification or change to the provisions of this Plan which would:

(a)	reduce the exercise price of an Option, cancel and reissue an Option or cancel an Option in order to issue an alternative entitlement;

(b)	amend the term of an Option to extend the term beyond its original expiry date;

(c)	materially increase the benefits to the holder of the Options who is an Insider to the material detriment of the Company and its shareholders;

(d)	increase the number of Shares or maximum percentage of Shares which may be issued pursuant to this Plan (other than by virtue of adjustments pursuant to Section 2.17 of this Plan);

(e)	permit Options to be transferred other than for normal estate settlement purposes;

(f)	remove or exceed the Insider participation limits;

(g)	materially modify the eligibility requirements for participation in this Plan; or

(h)	modify the amending provisions of the Plan set forth in this Section 3.11,

shall only be effective on such amendment, modification or change being approved by the shareholders of the Company. In addition, any such amendment, modification or change of any provision of this Plan shall be subject to the approval, if required, by the Exchange having jurisdiction over the securities of the Company.

3.12	No Representation or Warranty

The Company makes no representation or warranty as to the future market value of any Shares issued in accordance with the provisions of the Plan.

3.13	Interpretation

The Plan will be governed by and construed in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein.

3.14	Compliance with Applicable Law

If any provision of the Plan or any agreement entered into pursuant to the Plan contravenes any law or any order, policy, by-law or regulation of any regulatory body or stock exchange having authority over the Company or the Plan then such provision shall be deemed to be amended to the extent required to bring such provision into compliance therewith.

3.15	Effective Dates and Amendments

Approved by the board of directors of Newmarket Gold Inc. on June 4, 2015.

Approved by the board of directors of Crocodile Gold Corp. on June 3, 2015.

Approved by the shareholders of Newmarket Gold Inc. and Crocodile Gold Corp. on •, 2015.

EXHIBIT A

NEWMARKET GOLD INC.

INCENTIVE STOCK OPTION PLAN
STOCK AWARD AGREEMENT

Notice is hereby given that effective the _____day of ______________________(the “Effective Date”), Newmarket Gold Inc. (the “Company”) has granted to _____________________________, an Option to acquire _______________Common Shares (“Shares”) exercisable up to 5:00 p.m. Toronto Time on the ___________day of __________________________(the “Expiry Date”) at an exercise price of Cdn. $_______per Share.

The Shares may be acquired as follows:

•

The grant of the Option evidenced hereby is made subject to the terms and conditions of the Company’s Incentive Stock Option Plan, the terms and conditions of which are hereby incorporated herein.

To exercise your Option, deliver a written notice specifying the number of Shares you wish to acquire, together with cash or a certified cheque payable to the Company for the aggregate exercise price, to the Company. A certificate for the Shares so acquired will be issued by the transfer agent as soon as practicable thereafter.

NEWMARKET GOLD INC.

____________________________
Authorized Signatory

APPENDIX L
AMALCO SHARE UNIT PLAN

NEWMARKET GOLD INC.

SHARE UNIT PLAN

ARTICLE I
INTRODUCTION

1.1	Purpose of Plan

This Plan provides for the granting of Share Unit Awards and payment in respect thereof through the issuance of one Share from treasury of the Company per Share Unit (subject to adjustments), subject to obtaining the approval of the Stock Exchange and the Required Shareholder Approval, for services rendered, for the purpose of advancing the interests of the Participants.

1.2	Definitions

(a)	“Act” means the Business Corporations Act (Ontario), or its successor, as amended, from time to time.

(b)	“Affiliate” means any Company that is an affiliate of the Company as defined in National Instrument 45-106 – Prospectus and Registration Exemptions, as may be amended from time to time.

(c)	“Associate” with any person or company, is as defined in the Securities Act, as may be amended from time to time.

(d)	“Board” means the board of directors of the Company, or any committee of the board of directors to which the duties of the board of directors hereunder are delegated.

(e)	“Change of Control” means the occurrence of any one or more of the following events:

(i)

a consolidation, merger, amalgamation, arrangement or other reorganization or acquisition involving the Company or any of its Affiliates and another corporation or other entity, as a result of which the holders of Shares immediately prior to the completion of the transaction hold less than 50% of the outstanding shares of the successor corporation immediately after completion of the transaction;

(ii)

the sale, lease, exchange or other disposition, in a single transaction or a series of related transactions, of all or substantially all of the assets, rights or properties of the Company and its Subsidiaries on a consolidated basis to any other person or entity, other than transactions among the Company and its Subsidiaries;

(iii)	a resolution is adopted to wind-up, dissolve or liquidate the Company;

(iv)

any person, entity or group of persons or entities acting jointly or in concert (the “Acquiror”) acquires, or acquires control (including, without limitation, the power to vote or direct the voting) of, voting securities of the Company which, when added to the voting securities owned of record or beneficially by the Acquiror or which the Acquiror has the right to vote or in respect of which the Acquiror has the right to direct the voting, would entitle the Acquiror and/or Associates and/or Affiliates of the Acquiror to cast or direct the casting of 50% or more of the votes attached to all of the Company's outstanding voting securities which may be cast to elect Directors of the Company or the successor corporation (regardless of whether a meeting has been called to elect Directors);

(v)

as a result of or in connection with: (A) a contested election of Directors; or (B) a consolidation, merger, amalgamation, arrangement or other reorganization or acquisition involving the Company or any of its Affiliates and another corporation or other entity (a “Transaction”), fewer than 50% of the Directors of the Company are persons who were Directors of the Company immediately prior to such Transaction; or

(vi)	the Board adopts a resolution to the effect that a Change of Control as defined herein has occurred or is imminent.

For the purposes of the foregoing definition of Change of Control, “voting securities” means Shares and any other shares entitled to vote for the election of Directors and shall include any security, whether or not issued by the Company, which are not shares entitled to vote for the election of Directors but are convertible into or exchangeable for shares which are entitled to vote for the election of Directors, including any options or rights to purchase such shares or securities.

(f)

“Committee ” means the Board or the Compensation Committee or, if the Board so determines in accordance with Section 2.2 of the Plan, any other committee of Directors of the Company authorized to administer the Plan from time to time.

(g)	“Company” means Newmarket Gold Inc. and includes any successor corporation thereof.

(h)	“Consultant” means, in relation to the Company, an individual or a Consultant Company, other than an Employee, Director or Officer of the Company, that:

(i)

is engaged to provide on a continuous bona fide basis, consulting, technical, management or other services to the Company or to an Affiliate of the Company, other than services provided in relation to a distribution;

(ii)	provides the services under a written contract between the Company or the Affiliate and the individual or the Consultant Company;

(iii)	in the reasonable opinion of the Company, spends or will spend a significant amount of time and attention on the affairs and business of the Company or an Affiliate of the Company; and

(iv)	has a relationship with the Company or an Affiliate of the Company that enables the individual to be knowledgeable about the business and affairs of the Company.

(i)	“Consultant Company” means for an individual Consultant, a company or partnership of which the individual is an employee, shareholder or partner.

(j)

“Deferred Payment Date ” for a Participant means the date after the Maturity Date which is the earlier of (i) the date to which the Participant has elected to defer receipt of Shares in accordance with Section 2.5 of this Plan; and (ii) the date of the Participant’s Retirement, Resignation, Termination with Cause or Termination Without Cause or a Change of Control of the Company.

(k)	“Director” means a director of the Company or any of its Subsidiaries.

(l)

“Disability” means where the Participant: (i) is to a substantial degree unable, due to illness, disease, affliction, mental or physical disability or similar cause, to fulfill his or her obligations as an officer or employee of the Company either for any consecutive 12 month period or for any period of 18 months (whether or not consecutive) in any consecutive 24 month period; or (ii) is declared by a court of competent jurisdiction to be mentally incompetent or incapable of managing his affairs.

(m)

“Employee” means an individual who is a bona fide employee of the Company or of any Subsidiary of the Company and includes a bona fide permanent part-time employee of the Company or any Subsidiary of the Company.

(n)

“Maturity Date” means the date that a Share Unit is eligible for payment, as determined by the Committee in its sole discretion in accordance with the Plan and as outlined in the Share Unit grant letter issued to the Participant.

(o)	“Grant Date” means the effective date that a Share Unit is awarded to a Participant under this Plan, as evidenced by the Share Unit grant letter.

(p)	“Insider” has the meaning given to such term in the TSX Company Manual.

(q)

“Management Company Employee” means an individual who is a bona fide employee of a company providing management services to the Company, which are required for the ongoing successful operation of the business enterprise of the Company.

(r)

“Market Price” as at any date in respect of the Shares shall be the closing price of the Shares on the TSX or, if the Shares are not listed on the TSX, on the principal stock exchange on which such Shares are traded, on the trading day that the Share Unit is awarded. In the event that the Shares are not then listed and posted for trading on a stock exchange, the Market Price shall be the fair market value of such Shares as determined by the Committee in its sole discretion.

(s)	“Officer ” means a senior officer of the Company or any of its Subsidiaries.

(t)

“Participant” means an Employee, Director or Officer of the Company or any of its Subsidiaries or Affiliates, Consultant, and a Management Company Employee to whom Share Units are granted hereunder unless otherwise determined by the Committee, and, except in relation to a Consultant Company, includes a company that is wholly-owned by such persons.

(u)	“Plan” means this Share Unit Plan, as may be amended from time to time.

(v)

“Qualifying Participant” means a Participant (i) who is a resident of Canada for the purposes of the Income Tax Act (Canada) or (ii) who is designated as a Qualifying Participant in the Participant’s Share Unit grant letter, provided that the Participant is not a U.S. Taxpayer.

(w)	“Required Shareholder Approval” means the approval of this Plan by the shareholders of the Company, in accordance with the requirements of the TSX.

(x)

“Resignation ” means the cessation of employment (as an Officer or Employee) of the Participant with the Company or any of its Subsidiaries or Affiliates as a result of resignation, other than as a result of Retirement.

(y)

“Retirement” means the Participant ceasing to be an Employee or Officer of the Company or any of its Subsidiaries or Affiliates in accordance with the retirement policies of the Company or any of its Subsidiaries or Affiliates, if any, or such other time as the Company may agree with the Participant.

(z)	“Securities Act ” means the Securities Act, R.S.O. 1990, Chapter S.5, as amended from time to time.

(aa)	“Share Unit” means a unit credited by means of an entry on the books of the Company to a Participant, representing the right to receive one Share (subject to adjustments) issued from treasury.

(bb)	“Share Unit Award” means an award of Share Units under this Plan to a Participant.

(cc)	“Shares” means the common shares in the capital of the Company.

(dd)

“Stock Exchange” means the TSX, or if the Shares are not listed on the TSX, such other stock exchange on which the Shares are listed, or if the Shares are not listed on any stock exchange, then on the over-the-counter market.

(ee)	“Subsidiary” means a corporation which is a subsidiary of the Company defined under the Securities Act.

(ff)

“Termination With Cause” means the termination of employment (as an Officer or Employee) of the Participant with cause by the Company or any of its Subsidiaries or Affiliates (and does not include Resignation or Retirement).

(gg)

“Termination Without Cause” means the termination of employment (as an Officer or Employee) of the Participant without cause by the Company or any of its Subsidiaries or Affiliates (and does not include Resignation or Retirement) and, in the case of an Officer, includes the removal of or failure to reappoint the Participant as an Officer of the Company or any of its Subsidiaries or Affiliates.

(hh)	“TSX” means the Toronto Stock Exchange.

(ii)

“U.S. Taxpayer” means a Participant who is a U.S. citizen, U.S. permanent resident or U.S. tax resident or a Participant for whom a benefit under this Plan would otherwise be subject to U.S. taxation under the U.S. Internal Revenue Code of 1986, as amended, and the rulings and regulations in effect thereunder.

1.3	The headings of all articles, sections and paragraphs in this Plan are inserted for convenience of reference only and shall not affect the construction or interpretation of this Plan.

1.4	Whenever the singular or masculine are used in this Plan, the same shall be construed as being the plural or feminine or neuter or vice versa where the context so requires.

1.5	The words "herein”, "hereby”, "hereunder”, "hereof” and similar expressions mean or refer to this Plan as a whole and not to any particular article, section, paragraph or other part hereof.

1.6	Unless otherwise specifically provided, all references to dollar amounts in this Plan are references to lawful money of Canada.

ARTICLE II
ADMINISTRATION OF THE PLAN

2.1	Administration

This Plan shall be administered by the Committee and the Committee shall have full authority to administer this Plan, including the authority to interpret and construe any provision of this Plan and to adopt, amend and rescind such rules and regulations for administering this Plan as the Committee may deem necessary in order to comply with the requirements of this Plan. All actions taken and all interpretations and determinations made by the Committee in good faith shall be final and conclusive and shall be binding on the Participants and the Company. No member of the Committee shall be personally liable for any action taken or determination or interpretation made in good faith in connection with this Plan and all members of the Committee shall, in addition to their rights as Directors of the Company, be fully protected, indemnified and held harmless by the Company with respect to any such action taken or determination or interpretation made in good faith. The appropriate Officers of the Company are hereby authorized and empowered to do all things and execute and deliver all instruments, undertakings and applications and writings as they, in their absolute discretion, consider necessary for the implementation of this Plan and of the rules and regulations established for administering this Plan. All costs incurred in connection with this Plan shall be for the account of the Company.

Notwithstanding anything to the contrary in the Plan, the provisions of Schedule “A” shall apply to Share Unit Awards granted to a Participant who is a U.S. Taxpayer.

2.2	Delegation to Committee

All of the powers exercisable hereunder by the Board may, to the extent permitted by applicable law and as determined by resolution of the Board, be exercised by a committee of the Board, including the Committee.

2.3	Register

The Company shall maintain a register in which it shall record the name and address of each Participant and the number of Share Units (and their corresponding key conditions and Maturity Date) awarded to each Participant.

2.4	Participant Determination

The Committee shall from time to time determine the Participants who may participate in this Plan. The Committee shall from time to time, and subject to any applicable blackout period, determine the Participants to whom Share Units shall be granted and the number, provisions and restrictions with respect to such grant, all such determinations to be made in accordance with the terms and conditions of this Plan.

2.5	Deferred Payment Date

A Qualifying Participant may elect to defer to receive all or any part of their Shares following the Maturity Date until a Deferred Payment Date.

Qualifying Participants who elect to set a Deferred Payment Date must give the Company written notice of the Deferred Payment Date not later than sixty (60) days prior to the Maturity Date. For certainty, Qualifying Participants shall not be permitted to give any such notice after the day which is sixty (60) days prior to the Maturity Date and a notice once given may not be changed or revoked.

In the event of the Retirement, Resignation, Termination with Cause or Termination Without Cause of the Qualifying Participant or a Change of Control following the Maturity Date and prior to the Deferred Payment Date, the Qualifying Participant shall be entitled to receive and the Company shall issue forthwith the applicable Shares in satisfaction of the Share Units then held by the Qualifying Participant that have vested.

ARTICLE III
SHARE UNIT AWARDS

3.1	General

This Plan is hereby established for the Employees, Directors and Officers of the Company and any of its Subsidiaries and Affiliates, and for individuals retained as a Consultant to the Company or Management Company Employees, as may be determined by the Committee.

3.2	Share Unit Awards

A Share Unit Award and any applicable vesting conditions may be made to a particular Participant as determined in the sole and absolute discretion of the Committee. The number of Share Units awarded will be determined based on the Market Price and will be credited to the Participant’s account, effective as of the Grant Date. The Share Units will be settled by way of the issuance of Shares from treasury as soon as practicable following the Maturity Date or, if applicable, the Deferred Payment Date, unless otherwise provided under this Plan.

For the avoidance of doubt, a Participant will have no right or entitlement whatsoever to receive any Shares until the Maturity Date or, if applicable, the Deferred Payment Date.

3.3	Dividends

In the event a cash dividend is paid to shareholders of the Company on the Shares while a Share Unit is outstanding, each Participant will be credited with additional Share Units reflective of the cash dividends to such Participant. In such case, the number of additional Share Units will be equal to the aggregate amount of dividends that would have been paid to the Participant if the Share Units in the Participant’s account on the record date had been Shares divided by the Market Price of a Share on the date on which dividends were paid by the Company. If the foregoing shall result in a fractional Share Unit, the fraction shall be disregarded.

The additional Share Units will vest and be settled on the Participant’s Maturity Date or, if applicable, the Deferred Payment Date of the particular Share Unit Award to which the additional Share Units relate.

3.4	Change of Control

In the event of a Change of Control, all unvested Share Units outstanding shall automatically and immediately vest on the date of such Change of Control. Upon a Change of Control, Participants shall not be treated any more favourably than shareholders of the Company with respect to the consideration that the Participants would be entitled to receive for their Shares.

3.5	Death or Disability of Participant

Subject to the Board determining otherwise, in the event of:

(a)

the death of a Participant, any unvested Share Units held by such Participant will automatically vest on the date of death of such Participant and the Shares underlying all Share Units held by such Participant will be issued to the Participant’s estate as soon as reasonably practical thereafter; or

(b)

the Disability of a Participant (as may be determined in accordance with the policies, if any, or general practices of the Company or any Subsidiary), any unvested Share Units held by such Participant will automatically vest on the date on which the Participant is determined to be totally disabled and the Shares underlying the Share Units held will be issued to the Participant as soon as reasonably practical thereafter.

3.6	Retirement

Subject to the Board determining otherwise, in the event of Retirement of a Participant, any unvested Share Units held by such Participant will automatically vest on the date of Retirement and the Shares underlying such Share Units will be issued to the Participant as soon as reasonably practical thereafter.

3.7	Termination Without Cause

(a)

Subject to the Board determining otherwise, in the event of Termination Without Cause of a Participant, any unvested Share Units held by such Participant, that are not subject to Section 3.7(b) as a result of not being subject to performance vesting criteria, will automatically vest on the date of Termination Without Cause and the Shares underlying such Share Units will be issued to the Participant as soon as reasonably practical thereafter.

(b)

Subject to the Board determining otherwise, in the event of Termination Without Cause of a Participant, any unvested Share Units with performance vesting criteria held by such Participant will vest in accordance with their normal vesting schedule unless otherwise stipulated in the Participant’s Share Unit grant letter.

For greater certainty, the date of Termination Without Cause shall mean the date the Participant ceases providing services to the Company or an Affiliate regardless of the reasons therefore and, for greater clarity, such date shall be as specified in the notice of termination from the Company or an Affiliate and shall not include or be deemed to include any period of notice of termination to which the Participant may be entitled under contract, statute, common law or otherwise.

3.8	Termination With Cause or Resignation

In the event of Termination With Cause or the Resignation of a Participant, all of the Participant’s Share Units shall become void and the Participant shall have no entitlement and will forfeit any rights to any issuance of Shares under this Plan, except as may otherwise be stipulated in the Participant’s Share Unit grant letter or as may otherwise be determined by the Committee in its sole and absolute discretion. Share Units that have vested but that are subject to a Participant’s election to set a Deferred Payment Date shall be issued forthwith following the Termination with Cause or the Resignation of the Participant.

3.9	Share Unit Grant Letter

Each grant of a Share Unit under this Plan shall be evidenced by a confirmation Share Unit grant letter issued to the Participant by the Company. Such Share Unit grant letter shall be subject to all applicable terms and conditions of this Plan and may include any other terms and conditions which are not inconsistent with this Plan and which the Committee deems appropriate for inclusion in a Share Unit grant letter. The provisions of the various Share Unit grant letters issued under this Plan need not be identical.

3.10	Maximum Number of Shares

The maximum number of Shares made available for issuance from treasury under this Plan or any other security based compensation arrangement (pre-existing or otherwise), subject to adjustments pursuant to Section 4.8, shall not exceed 20,000,000 Shares (including Shares underlying outstanding Share Units). Any Shares subject to a Share Unit which has been cancelled or terminated in accordance with the terms of the Plan without settlement will again be available for the grant of a Share Unit under this Plan. The grant of Share Units under the Plan is subject to a restriction such that the number of Shares: (i) issued to Insiders of the Company within any one (1) year period, and (ii) issuable to Insiders of the Company, at any time, under the Plan, or when combined with all of the Company's other security based compensation arrangements, shall not exceed 10% of the Company's total issued and outstanding Shares, respectively. For the purposes of this Plan, “security based compensation arrangements” shall have the meaning given to such term in the TSX Company Manual. For greater certainty, the number of Shares outstanding shall mean the number of Shares outstanding on a non-diluted basis on the date immediately prior to the proposed Grant Date.

A Share Unit Award granted to a Participant for services rendered will entitle the Participant, subject to the Participant’s satisfaction of any conditions, vesting periods, restrictions or limitations imposed pursuant to this Plan or as set out in the Share Unit grant letter, to receive payment following the Participant’s Maturity Date or, if applicable, the Deferred Payment Date through the issuance of Shares from treasury.

Subject to and following the receipt of the approval of the Stock Exchange and the Required Shareholder Approval, the Company shall have the power to satisfy any Share Unit obligation of the Company (including those granted prior to and conditional on such approvals) by the issuance of Shares from treasury at a rate of one Share for each Share Unit, subject to adjustment. For greater certainty, if the Required Shareholder Approval is not obtained, such conditional grants will be void and no Shares may be issued from treasury in respect of such Share Units.

3.11	Settlement of Share Units

For greater certainty, notwithstanding any provision of this Plan the Company shall not have the right to settle any Share Units for non-share consideration.

ARTICLE IV
GENERAL

4.1	Effectiveness

The Plan shall be effective at the effective time of the arrangement of Newmarket Gold Inc. and Crocodile Gold Corp. following the approval of both the board of directors and the shareholders of each of Newmarket Gold Inc. and Crocodile Gold Corp. by ordinary resolution, subject to the provisions of Section 4.2 hereof. This Plan shall remain in effect until it is terminated by the Committee or the Board.

4.2	Discontinuance of Plan

The Committee or the Board, as the case may be, may discontinue this Plan at any time in its sole discretion, and without shareholder approval, provided that such discontinuance may not, without the consent of the Participant, in any manner adversely affect the Participant’s rights under any Share Unit granted under this Plan. In the event this Plan is discontinued by the Committee or the Board, the balance of outstanding Share Units shall be maintained until the earlier of the Maturity Date for, or the Termination with Cause, Termination Without Cause, Resignation, Retirement, death or Disability of, each Participant as provided for under this Plan.

4.3	Non-Transferability

Except pursuant to Section 3.5(a) or by a will or by the laws of descent and distribution, no Share Unit and no other right or interest of a Participant (excluding, for greater certainty, Shares previously issued to a Participant in accordance with this Plan) is assignable or transferable.

4.4	Income Taxes

The Company or any of its Subsidiaries or Affiliates may take such steps as are considered necessary or appropriate for the withholding of any taxes or other source deduction which the Company or any of its Subsidiaries or Affiliates is required by any law or regulation of any governmental authority whatsoever to withhold in connection with the issuance of Shares pursuant to this Plan, including a sale on behalf of a Participant of a sufficient number of Shares to fund such withholding obligation or withholding from other remuneration owing to the Participant.

4.5	Amendments to the Plan

The Committee may from time to time in its sole discretion, and without shareholder approval, amend, modify and change the provisions of this Plan and any Share Unit grant letter, in connection with (without limitation):

(a)	amendments of a housekeeping nature;

(b)	the addition or a change to any vesting provisions of a Share Unit;

(c)	changes to the termination provisions of a Share Unit or the Plan; and

(d)	amendments to reflect changes to applicable securities or tax laws.

However, other than as set out above, any amendment, modification or change to the provisions of this Plan which would:

(a)	materially increase the benefits to the holder of any Share Units who is an Insider to the material detriment of the Company and its shareholders;

(b)	increase the number of Shares or maximum percentage of Shares which may be issued pursuant to this Plan (other than by virtue of adjustments pursuant to Section 4.9 of this Plan);

(c)	permit Share Units to be transferred other than for normal estate settlement purposes;

(d)	remove or exceed the Insider participation limits;

(e)	materially modify the eligibility requirements for participation in this Plan; or

(f)	modify the amending provisions of the Plan set forth in this Section 4.5,

shall only be effective on such amendment, modification or change being approved by the shareholders of the Company. In addition, any such amendment, modification or change of any provision of this Plan shall be subject to the approval, if required, by any Stock Exchange having jurisdiction over the securities of the Company.

4.6	Participant Rights

No holder of any Share Units shall have any rights as a shareholder of the Company. Except as otherwise specified herein, no holder of any Share Units shall be entitled to receive, and no adjustment is required to be made for, any dividends, distributions or any other rights declared for shareholders of the Company.

4.7	No Right to Continued Employment or Service

Nothing in this Plan shall confer on any Participant the right to continue as an Employee or Officer of the Company or any of its Subsidiaries or Affiliates, as the case may be, or interfere with the right of the Company or any of its Subsidiaries or Affiliates, as applicable, to remove such Officer and/or Employee.

4.8	Adjustments

In the event there is any change in the Shares, whether by reason of a stock dividend, consolidation, subdivision, reclassification or otherwise, an appropriate adjustment shall be made to outstanding Share Units by the Committee, in its sole discretion, to reflect such changes. If the foregoing adjustment shall result in a fractional Share, the fraction shall be disregarded. All such adjustments shall be conclusive, final and binding for all purposes of this Plan.

4.9	Effect of Take-Over Bid

If a bona fide offer (the "Offer") for Shares is made to shareholders generally (or to a class of shareholders that would include the Participant), which Offer, if accepted in whole or in part, would result in the offeror (the "Offeror") exercising control over the Company within the meaning of the Securities Act, then the Company shall, as soon as practicable following receipt of the Offer, notify each Participant of the full particulars of the Offer. The Board will have the sole discretion to amend, abridge or otherwise eliminate any vesting schedule related to each Participant’s Share Units so that notwithstanding the other terms of this Plan, the underlying Shares may be conditionally issued to each Participant holding Share Units so (and only so) as to permit the Participant to tender the Shares received in connection with the Share Units pursuant to the Offer. If:

(a)	the Offer is not complied with within the time specified therein;

(b)	the Participant does not tender the Shares underlying the Share Units pursuant to the Offer; or

(c)	all of the Shares tendered by the Participant pursuant to the Offer are not taken up and paid for by the Offeror,

then at the discretion of the Committee or the Board, the Share Units shall be deemed not to have been settled and the Shares or, in the case of clause (c) above, the Shares that are not taken up and paid for, shall be deemed not to have been issued and will be reinstated as authorized but unissued Shares and the terms of the Share Units as set forth in this Plan and the applicable Share Unit grant letter shall again apply to the Share Units.

4.10	Unfunded Status of Plan

This Plan shall be unfunded.

4.11	Compliance with Laws

If any provision of this Plan or any Share Unit contravenes any law or any order, policy, by-law or regulation of any regulatory body having jurisdiction, then such provision shall be deemed to be amended to the extent necessary to bring such provision into compliance therewith.

4.12	Governing Law

This Plan shall be governed by and construed in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein.

4.13	Effective Dates and Amendments

Approved by the board of directors of Newmarket Gold Inc. on June 4, 2015.

Approved by the board of directors of Crocodile Gold Corp. on June 3, 2015.

Approved by the shareholders of Newmarket Gold Inc. and Crocodile Gold Corp. on •, 2015.

SCHEDULE “A”

NEWMARKET GOLD INC.

SHARE UNIT PLAN

Notwithstanding anything to the contrary in the Plan, the provisions of this Schedule “A” shall apply to the Share Unit Awards made to a Participant during the period that he or she is a U.S. Taxpayer.

1.	Retirement

Notwithstanding section 3.6 of the Plan, any unvested Share Units held by a Participant that is a U.S. Taxpayer will automatically vest on the date such Participant attains the age of 65 and the Shares underlying such Share Units will be issued to the Participant forthwith and in any event no later than March 15 of the following calendar year.

2.	Inability to Elect a Deferred Payment Date

For greater certainty, a Participant who is a U.S. Taxpayer will not be entitled to elect a Deferred Payment Date.

APPENDIX M
CONSENTS

DATED: June 2, 2015

To the Board of Directors of Newmarket Gold Inc.

We hereby consent to the references to our firm name and to the reference to our fairness opinion dated May 11, 2015 contained in the Letter to Newmarket Gold Inc. Shareholders and under the headings, “Joint Management Information Circular — Introduction”, “Glossary of Terms”, “Summary of Circular — GMP Fairness Opinion”, “Part 1 — The Arrangement — Reasons for the Recommendation by Newmarket”, “Part 1 — The Arrangement — Newmarket Background to the Arrangement”, “Part 1 — The Arrangement — Fairness Opinions — GMP Fairness Opinion”, Part 1 — The Arrangement — Interests of Certain Persons or Companies in the Arrangement”, “Part 1 — The Arrangement — Multilateral Instrument 61-101”, “Part 1 — The Arrangement – Other Experts” and the inclusion of the text of our opinion dated May 11, 2015 as Appendix “D” to this Information Circular dated June 2, 2015. Our fairness opinion was given as at May 11, 2015 and remains subject to the assumptions qualifications and limitations contained therein. In providing our consent, we do not intend that any person other than the Board of Directors of Newmarket Gold Inc. shall be entitled to rely upon our opinion.

(Signed) “GMP Securities L.P.”

M-1

DATED: June 2, 2015

To the Board of Directors of Crocodile Gold Corp.

We hereby consent to the references to our firm name and to the reference to our fairness opinion dated May 11, 2015 contained in the Letter to Crocodile Gold Corp. Shareholders and under the headings, “Joint Management Information Circular – Introduction”, “Glossary of Terms”, “Summary of Circular — Anticipated Benefits of the Arrangement”, “Summary of Circular — Salman Fairness Opinion”, “Part 1 — The Arrangement — Reasons for the Recommendation by Crocodile Gold”, “Part 1 — The Arrangement — Crocodile Gold Background to the Arrangement – Discussion about a Potential Transaction”, “Part 1 — The Arrangement — Reasons for Recommendation”, “Part 1 — The Arrangement — Fairness Opinions – Salmon Fairness Opinion”, “Part 1 — The Arrangement — Interests of Certain Persons or Companies in the Arrangement”, “Part 1 – The Arrangement – Other Experts”, and the inclusion of the text of our opinion dated May 11, 2015 as Appendix “E” to this Information Circular dated June 2, 2015. Our fairness opinion was given as at May 11, 2015 and remains subject to the assumptions qualifications and limitations contained therein. In providing our consent, we do not intend that any person other than the Board of Directors of Crocodile Gold Corp. shall be entitled to rely upon our opinion.

(Signed) “Salman Partners Inc.”

M-2